Form 20-F
period 2022-12-31
Top KingWin Ltd
filed 2023-05-16
CIK 1938865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ____________to ____________

Commission file number:

TOP KINGWIN LTD

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC
Zip: 511400

(Address of principal executive offices)

Ruilin Xu,

Chief Executive Officer

Tel: +86 400 661 3113

Email: tcjh@tcjhgw.cn

Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555

North Panyu Avenue, Donghuan Street

Panyu District, Guangzhou, Guangdong Province, PRC
Zip: 511400

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value $0.0001	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2022, the issuer had 8,213,040 Class A Ordinary Shares and 3,786,960 Class B Class A Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated, numerical figures included in this Annual Report on Form 20-F (the “Annual Report”) have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

For the sake of clarity, this Annual Report follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. Numerical figures included in this Annual Report have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. Certain market data and other statistical information contained in this Annual Report are based on information from independent industry organizations, publications, surveys and forecasts. Some market data and statistical information contained in this Annual Report are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed above, our internal research and our knowledge of the PRC information technology industry. While we believe such information is reliable, we have not independently verified any third-party information and our internal data has not been verified by any independent source.

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“China” or the “PRC” refers to the People’s Republic of China. When used in the case of laws, regulations and rules, “China” or “the PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or “the PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

●	Depending on the context, “we”, “us”, “our company”, “our”, the “Company” and “KingWin” refer to Top KingWin Ltd, a Cayman Islands company, and its subsidiaries, Sky KingWin Ltd, Sky Kingwin (HK) Limited, and Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd., unless the context otherwise indicates;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAT” refers to the PRC State Administration of Taxation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“KingWin BVI” refers to Sky KingWin Ltd, a company organized under the laws of British Virgin Islands, which is wholly-owned by KingWin;

●	“KingWin HK” refers to SKY KINGWIN (HK) LIMITED, a company organized under the laws of Hong Kong, which is wholly-owned by KingWin BVI;

●	“Tiancheng Jinhui” refers to Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by KingWin HK;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“USD” or “$” refers to the legal currency of the United States.

KingWin’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the rate of $1.00=RMB6.3726 as of the year ended December 31, 2021 and $1.00=RMB6.4508 for the year ended December 31, 2021, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. All translations of RMB are calculated at the rate of $1.00=RMB6.8972 as of December 30, 2022 and $1.00=RMB6.7290 for the year ended December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report includes our audited consolidated financial statements for the years ended December 31, 2022 and 2021.

Summary of Risk Factors

An investment in our Class A ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3.D. Key Information—Risk Factors.”

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 2 of this Annual Report.

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the equity investment industry in China. See a more detailed discussion of this risk factor on page 2 of this Annual Report.

●	If we are unable to retain existing clients or attract new ones, or to attract sufficient spending from our clients, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 5 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page10 of this Annual Report.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 14 of this Annual Report, include, but are not limited to, the following:

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, directors and their affiliates. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

Risks Related to Doing Business in China

We are based in China and have all of our operations in China. We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 16 of this Annual Report.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could have a material adverse effect on us and limit the legal protections available to you and us. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

●	Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction. See a more detailed discussion of this risk factor on page 23 of this Annual Report.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 28 of this Annual Report.

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares, beginning on page 34 of this Annual Report, include, but are not limited to, the following:

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 34 of this Annual Report.

●	Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 35 of this Annual Report.

●	If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 36 of this Annual Report.

FORWARD-LOOKING INFORMATION

This Annual Report contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this Annual Report, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this Annual Report. All information provided in this Annual Report and in the exhibits is as of the date of this Annual Report, and we do not undertake any obligation to update any such information, except as required under applicable law.

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

The COVID-19 pandemic has adversely affected on our business, results of operations, financial condition and cash flow. Other epidemics or outbreaks of infectious diseases may have a similar impact.

In March 2020, the World Health Organization categorized COVID-19 as a pandemic. The spread of the outbreak has caused significant disruptions in the U.S. and global economies, and the impact may continue to be significant during the rest of the calendar year and potentially beyond. We are subject to risks and uncertainties as a result of the COVID-19 pandemic. The effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments to avoid the spread of the virus, could affect our results of operations. Because most of our business training courses are taught in indoor conference rooms, in response to the restrictions on large-scale gathering activities imposed by local governments in China, we recently had to cancel or delay a large number of our originally booked business training courses. We continue to evaluate the global risks and the slowdown in business activity related to COVID-19, including the potential impacts on our employees, clients and financial results. The COVID-19 pandemic or other epidemics or outbreaks of infectious diseases could materially adversely impact our results of operations, financial condition and liquidity in several ways. In particular, the continued spread of COVID-19 and efforts to contain the virus could:

●	impair the Company’s ability to manage day-to-day operations and service delivery;

●	impact client demand of our services;

●	cause disruptions in or closures of the Company’s operations or those of its clients;

●	impact global liquidity and the availability of capital;

●	cause limitations on our employees’ ability to work and travel;

●	impact the availability of qualified personnel;

●	increase cybersecurity risks as remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the COVID-19 pandemic; and

●	cause other unpredictable events.

We have a limited operating history and are subject to the risks encountered by early-stage companies.

Our operating entity, Tiancheng Jinhui, was established in October 2018. As a development-stage company, our business strategies and model are constantly being tested by the market and operating results, and we work to adjust our allocation of resources accordingly. As such, our business may be subject to significant fluctuations in operating results in terms of amounts of revenues and percentages of total with respect to the business segments.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development-stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;

●	our marketing and growth strategy may not be successful;

●	our business may be subject to significant fluctuations in operating results; and

●	we may not be able to attract, retain and motivate qualified professionals.

Our future growth will depend substantially on our ability to address these and the other risks described in this Annual Report. If we do not successfully address these risks, our business would be significantly harmed.

Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the equity investment industry in China.

Our revenue increased by 372% from $1,333,930 in the fiscal year ended December 31, 2020 to $6,294,667 in the fiscal year ended December 31, 2021, but revenues decreased by 50% or $3,172,343, from $6,294,667 in the fiscal year ended December 31, 2021 to $3,122,324 in the fiscal year ended December 31, 2022. Despite a decrease in 2022 compared to that for 2021, our revenue for 2022 data still shows a significant increase compared to that for 2020. Our historical growth rate and results may not be indicative of our future growth or performance, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. There is inherent risk in using our historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue, gross margin and return on net assets for various reasons, some of which are beyond our control, including deterioration in the market conditions of the equity investment industry in China, macro-economic measures taken by the PRC government to manage economic growth and intensified competition in the industry. If we fail to successfully address any of the foregoing risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected. In addition, our future performance will depend in part on our ability to effectively manage our growth and deal with any and all issues that may potentially hinder our growth. As our operations grow in scale, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline or fail to allocate limited resources effectively in our organization as it grows, our business, results of operations and financial condition could be materially and adversely affected. To effectively manage our growth, we will also need to implement a variety of new and upgraded operational, technological and financial systems, procedures and controls, including the improvement of our accounting, actuarial, claims and other internal management systems and the enhancement of our compliance and risk control capabilities. The expansion of our business may increase our exposure to liquidity risk, credit risk and operational risk. We expect that we will need to continue to devote substantial financial, operational and technical resources to managing our growth and implementing our business strategies. In order to attain and maintain profitability, we will need to recruit, develop and retain skilled and experienced personnel, which will increase our cost. Our results of operations and financial condition may not always meet the expectations of public market analysts or investors, and may vary from period to period due to a variety of factors beyond our control, which could cause the price of our Class A Ordinary Shares to decline.

If we are unable to retain existing clients or attract new ones, or to attract sufficient spending from our clients, our business, results of operations and financial condition could be materially and adversely affected.

In order to increase our revenue and maintain our growth, we must retain existing clients and attract new ones, and encourage their usage of our services. As is common in the industry, we do not have long-term service agreements with our clients with respect to each of our business lines. A substantial portion of our revenue comes from agreements that are on a project-by-project basis or for a term of one year or shorter, such as agreements for customized reports and marketing skills training. Revenue from these agreements is not recurrent in nature, which exposes us to the risks of uncertainty and potential volatility with respect to our revenue. Our success depends in large part on our ability to continue to offer high-quality services through our service platform in a cost-effective manner. To this end, we must continue to expand our offline service offerings and keep abreast of user preferences and market trends. Clients may cease their usage of our services or may only be willing to purchase our services at reduced prices if we do not deliver services in an effective manner, or if they do not believe that their spending with us will generate a competitive return or effect as compared to alternative service providers, which will adversely affect our business. Our ability to retain existing clients and attract new ones also depends on the following factors, some of which are out of our control:

●	our brand recognition and market presence;

●	the competitiveness of our pricing and payment terms for our clients, which may, in turn, be constrained by our capital and financial resources;

●	the market acceptance of new services and functionalities we may introduce;

●	mergers, acquisitions or other consolidation among market players; and

●	the effects of domestic and global economic conditions on the development of the equity investment industry generally.

If we are unable to retain our existing clients and attracting new clients due to any of the foregoing factors, our business will be adversely affected. Further, if our existing clients decrease or cease their usage of our services, we may be unable to acquire new clients that spend similarly or even more for our services, and our ability to maintain and/or grow our revenue may be materially and adversely affected.

If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our future success depends on the continued service of our key executive officers and other key employees. We benefit from the leadership of a strong management team with proven vision, rich professional work experience, and extensive knowledge of China’s corporate business training industry and corporate consulting industry. We also rely on a number of key personnel for the development and operation of our business. In addition, we will need to continue attracting and retaining skilled and experienced staff for our businesses to maintain our competitiveness. If one or more of our key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all and may incur additional expenses to recruit and train new personnel, our business could be materially and adversely affected. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose know-how, trade secrets and clients. Substantially all of our employees, including each of our executive officers and key employees, have entered into confidentiality agreements with us, which contains customary non-compete provisions. Although non-compete provisions are generally enforceable under PRC laws, PRC legal practice regarding the enforceability of such provisions is not as well-developed as in countries such as the United States. Thus, if we need to enforce our rights under the non-compete provisions, we cannot assure you that a PRC court would enforce such provisions. If we lose the services of any of our key executive officers, senior management, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed.

Our business could suffer if we are unable to retain or hire quality in-house writers and editors.

We maintain a professional in-house content creation team to create high-quality original content. We intend to continue to invest resources in our in-house writer and editorial team to maintain and improve content creation capabilities. Nevertheless, the demand and competition for talents is intense in our industry, particularly for skilled writers and editors. Therefore, we may need to offer high compensations and additional benefits to maintain a skilled in-house content creation team, which could increase our expenses. If we fail to compete effectively for talents, or to retain existing writers or editors, or fail to otherwise maintain an in-house content creation team at reasonable costs, our in-house content creation capabilities would be negatively affected. If we are unable to offer high-quality original content in a cost-effective manner, our user experience may be adversely affected, and we may suffer from reduced user traffic. Our business, results of operations and financial condition may be materially and adversely affected as a result.

We have a substantial client concentration, with a limited number of clients accounting for a substantial portion of our revenues.

We derive a significant portion of our revenues from a few major clients. For the year ended December 31, 2022, three major clients, Chongqing Longjinyun Enterprise Management Partnership (Limited Partnership), Qingdao Yingmanli Enterprise Management Partnership (Limited Partnership) and Qingdao Jinxinfu Enterprise Management Partnership (Limited Partnership), accounted for 21%, 20% and 16%  of the Company’s revenues respectively. The contract with Chongqing Longjinyun Enterprise Management Partnership (Limited Partnership), dated August 22, 2022, has a term of one year, and will expire on August 21, 2023. The contract with Qingdao Yingmanli Enterprise Management Partnership (Limited Partnership), dated March 1, 2022, has a term of one year and expired on February 28, 2023. The contract with Qingdao Jinxinfu Enterprise Management Partnership (Limited Partnership), dated March 1, 2022, has a term of one year and expired on February 28, 2023.

In the year ended December 31, 2021, two major clients, Zhangjiajie Zhenghang Commercial Partnership (Limited Partnership) and Guangzhou Tiancheng Capital Management Group Co., Ltd., accounted for 15% and 14% of the Company’s revenues, respectively. The contract with Zhangjiajie Zhenghang Commercial Partnership (Limited Partnership), dated November 29, 2021, has a term of one year and expired on November 28, 2022. The contract with Guangzhou Tiancheng Capital Management Group Co., Ltd., dated July 6, 2021, has a term of one year and expired on July 5, 2022. In the year ended December 31, 2020, three clients, Guangzhou Tiancheng Capital Management Group Co., Ltd., Chongqing Yangyiyang Enterprise Management Co., Ltd., and Chongqing Qiyun Biotechnology Co., Ltd., each accounted for 17%, 13% and 10% of the Company’s revenues, respectively. The contract with Chongqing Yangyiyang Enterprise Management Co., Ltd., dated June 30, 2020, had a term of one year and expired on June 29, 2021. The contract with Chongqing Qiyun Biotechnology Co., Ltd., dated December 1, 2020, had a term of one year and expired on November 30, 2021.

In addition, as of December 31, 2022, no major client had a balance due to the Company. However, Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership) accounted for 54% of the Company’s accounts receivable. The contract with Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership), dated August 29, 2022, has a term of one year and expired on August 28, 2023. Other than this, no other client’s balance accounted for more than 10% of accounts receivables. As of December 31, 2021, two clients, Zhangjiajie Zhenghang Commercial Partnership (Limited Partnership) and Guangzhou Bohua Enterprise Management Consulting Co., Ltd., accounted for 37% and 27% of the Company’s accounts receivable, respectively. The contract with Guangzhou Bohua Enterprise Management Consulting Co., Ltd., dated December 1, 2021, has a term of one year and expired on November 30, 2022. As of December 31, 2020, two clients, Chongqing Yangyiyang Enterprise Management Co., Ltd. and Chongqing Qiyun Biotechnology Co., Ltd., each accounted for 35% and 31% of the Company’s accounts receivable, respectively.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these clients or the future demand for our services by these clients in the marketplace. If any of these clients declines our services due to market, economic or competitive conditions, it could have an adverse effect on our margins and financial position, and could negatively affect our revenues and results of operations.

The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected.

The equity investment service industry in China is highly fragmented and intensely competitive. Market players in the equity investment service industry primarily include service platforms for equity investment industry, referring to service providers which offer two or more types of equity investment services, and other service providers. Our ability to grow and stand out among our peers and competitors in this highly fragmented industry depends on many factors, including our ability to expand our geographical coverage in China, to improve our offline service offerings and enhance online-offline synergy. We cannot assure you that we will achieve any of the foregoing goals, and the failure to achieve such goals could materially and adversely affect our business, results of operations and financial condition. Moreover, the highly fragmented market has presented significant likelihood for market consolidation. If one or more of our competitors, especially other top players in the market, were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively or may even cause us to lose our leading position in the market, which may in turn materially and adversely affect our reputation, business, results of operations and financial condition.

Increasing competition within our industries could have an impact on our business prospects.

We operate in an industry where new competitors can easily enter into since there are no significant barriers to entry. We also face many competitors in the knowledge sharing industry where a number of competitors have been in business longer than us. Competing companies may have significantly greater financial and other resources than we have and may offer services that are more attractive to prospective clients; and increased competition would have a negative impact on both our revenues and our profit margins.

Our failure to obtain necessary permits for our offline industry events may subject us to adjustment or cancellation of industry events and may adversely affect our business, results of operations and financial condition.

While no license is required for holding offline events in general under PRC laws and regulations, we may be required to obtain an event-specific security permit or make relevant filings for large-scale mass activities each time before we hold an offline industry event if the estimated number of participants exceeds a certain number of people. Although we will endeavor to obtain all necessary permits or complete all required filings according to our estimate of the condition of each specific event and currently we do not plan to hold large-scale events requiring security permits or filings, we cannot assure you that we will be able to obtain relevant permits or complete relevant filings in a timely manner or at all in order to organize our offline industry events as planned, as the regulatory practices with respect to an offline industry event may vary from time to time and the local authorities retain broad discretion in enforcing the relevant requirements. In addition, the permit requirements in China are constantly evolving, and we may be subject to more stringent regulatory requirements due to political or economic changes in the future. If we fail to obtain relevant permits or complete relevant filings to organize our offline industry events as planned, we may have to adjust our event coverage and other arrangements, or even cancel the relevant events. If our offline industry events are reduced in size or even canceled, our business, results of operations and financial condition may be materially and adversely affected. Even if we have obtained all prerequisite permits or completed all required filings, government authorities may unexpectedly suspend our scheduled offline industry events due to a variety of reasons beyond our control. Local police security authorities may prevent participants from entering our offline industry events and impose administrative penalties on us if the visitor flow exceeds the prescribed limit. Such abrupt suspensions and restrictions might adversely affect the brand-building and networking activities of our industry clients, which in turn could discourage them from participating in our future events and materially and adversely affect our business, results of operations and financial condition.

Fluctuation in the value of the Renminbi and other currencies may have a material adverse effect on the value of your investment.

Our financial statements are expressed in USD. However, all of our revenues and expenses are denominated in Renminbi (RMB). Our exposure to foreign exchange risk primarily relates to the limited cash denominated in currencies other than the functional currencies of each entity. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. However, the value of your investment in our Class A Ordinary Shares will be affected by the foreign exchange rate between USD and RMB because the primary value of our business is effectively denominated in RMB, while the Class A Ordinary Shares will be traded in USD.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rate and achieve certain exchange rate targets, and through such intervention kept the USD-RMB exchange rate relatively stable.

As we may rely on dividends paid to us by our PRC subsidiary, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, if we decide to convert our RMB into USD for the purpose of making payments for dividends on our Class A Ordinary Share or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the USD amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the USD would affect our financial results reported in USD terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our brand is significant to the success of our business. Our operational and financial performance is highly dependent on the strength of our well-recognized brand, which is critical for forging long-term relationships with China’s investors, entrepreneurs and growth enterprises, and governmental agencies at low client acquisition cost. However, we cannot assure you that we will be able to maintain and enhance our brand and remain our leadership position in China’s equity investment service industry. In addition, negative publicity about us, our services, operations and our management could threaten the perception of our brand. We may receive negative publicity, including negative Internet and blog postings about our Company, our business, our management, our services or our affiliates. Such negative publicity may come from malicious harassment or unfair competition acts by third parties. We may even be subject to government or regulatory investigation as a result of such negative publicity and may be required to spend significant time and incur substantial costs to defend ourselves, and we may not be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Harm to our reputation and client confidence can also arise for many other reasons, including misconduct of our employees or any third parties we conduct business with. As a result, our brand may suffer in the marketplace, our operational and financial performance may be negatively affected and the price of our Class A Ordinary Shares may decline.

We may not be able to successfully compete with our competitors, which could materially and adversely affect our business, results of operations and financial condition.

The equity investment service industry in China is becoming increasingly competitive, and we expect it to remain so. We compete primarily with other equity investment service providers including data service providers, online advertising service providers, offline event service providers, consulting service providers, training service providers, etc. As China’s equity investment service industry continues to evolve and grow, we may face increased competition from new market entrants. We compete based on a number of factors, including industry experience and insights, ability to adapt to evolving needs of our clients, brand recognition, network, price, breadth of services offered, level of service integration and technology capabilities. If we fail to compete effectively against our competitors, our business, results of operations and financial condition would be materially and adversely affected. Our competitors may operate with different business models, have different cost structures, participate selectively in different market segments or offer a wider range of products and services. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products and services. Our competitors may also have longer operating histories, more extensive client base, greater brand recognition and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may also from time to time solicit our employees in order to compete in each of our business lines; and certain of our services are newly developed and may fail to compete effectively and achieve market adoption. If we are unable to compete effectively with our competitors, we could experience a decline of our market share, which in turn would materially and adversely affect our business, results of operations and financial condition.

Our clients with rapidly evolving business may face inherent risks and uncertainties, which could adversely affect their demands for our services.

We are dedicated to serving, among others, entrepreneurs and growth enterprises and investors, whose businesses and prospects are constantly changing and rapidly evolving. As China has witnessed significant economic development and transformation in recent years, an increasing number of innovative business models have emerged, which further contributes to China’s economic growth and the prosperity of the equity investment industry. However, there are significant risks and uncertainties with respect to the growth and sustained profitability of these emerging businesses. The short-term growth of new businesses may not be as fast as we expect, while the long-term viability and prospects of new business models remain relatively untested. Our future business, results of operations and financial condition will depend on the development of these new businesses and the performance of our clients, which is in turn subject to the following factors:

●	our clients’ ability to enhance their existing products and services, to introduce new products and services that meet market preferences, and to expand their markets;

●	the complex regulatory landscape and governmental measures affecting the emerging businesses in China;

●	our clients’ ability to incorporate technological advancements and predict and adapt to market changes;

●	the appeal of the new businesses to continue to attract, retain, manage and motivate the key talents; and

●	the global and domestic economic fluctuations and market trends.

Most of these factors are beyond the control of our clients and ourselves. For example, if new regulatory measures impose strict licensing requirements on emerging businesses in which our clients operate, they may incur substantial cost in obtaining the requisite licenses and suffer declines in their profits. Moreover, if they are unable to meet the licensing requirements, they may be compelled to discontinue successful business operations, or be subject to warnings, fines and confiscation of gains. Such significant business interruptions may reduce our clients’ demand for our services, and therefore, materially and adversely affect our business, results of operations and financial condition.

The implementation of our expansion plan may not be successful and may lead to increases in our costs and expenses, which may adversely affect our profitability, business, results of operations and financial condition.

As part of our growth strategies, we intend to, among others, expand our geographical coverage in China. There is no assurance that we can successfully implement such strategies to capture the market demand or that such strategies can be implemented according to our proposed schedules and estimated costs, due to various factors, such as the sufficiency of financial resources, and our ability to employ sufficient and competent personnel. In addition, benefits to be generated from such expansion plan, such as increase in revenue, may not be as expected due to factors beyond our control, such as changes in general market conditions and client demands, the economic and political environment in the areas where we intend to expand into. Furthermore, in carrying out our expansion plan, we expect to incur additional costs and expenses, such as employee benefit expenses, selling and marketing expenses, rental expenses and depreciation and amortization. Our plan to strengthen our sales and marketing efforts through online advertisement placements and sales and marketing employee recruitment is also expected to result in an increase in our selling and marketing expenses. Such factors may cause a delay in realizing the benefits of our expansion plan and an increase in our overall costs and expenses, or even prevent us from generating sufficient earnings to cover the costs and hence, our results of operations, in particular our profitability, may be adversely affected.

The continued expansion of our business may also place significant strain on our managerial, operational, technological, financial and other resources. To manage and support our growth, we may need to improve our existing operational and administrative systems, improve our financial and management controls, and enhance our ability to recruit, train and retain additional qualified personnel. All of these endeavors will require substantial attention and time from management and may incur significant additional expenditures. We cannot assure you that we will be able to manage our future growth effectively and efficiently, and our ability to capitalize on new business opportunities may be materially and adversely affected if we fail to do so, which could in turn materially and adversely affect our business, results of operations, financial condition and prospects.

In view of the above-mentioned uncertainties, there is no assurance that our expansion plan will materialize, or be completed by the predetermined timeframe, or that our objectives will be fully or partially achieved. In the event that we fail to implement our expansion plan as planned, or our expansion plan fails to achieve expected benefits, our profitability, results of operations and financial condition may be materially and adversely affected.

Our improvements of our existing services and introduction of new services may not be successful or may fall short of expected results.

Our success depends in large part on our ability to improve our existing services, introduce new services and enhance our market competitiveness. The success of any improvement or new service depends on a number of factors, including actual performance, pricing level, market competition, industry trend and client demand, many of which are beyond our control. However, our future plans may require us to devote significant financial and managerial resources, and we cannot assure you that we will achieve our goals to successfully improve our existing services and achieve market acceptance of our new services, which could compromise our ability to serve our users and clients effectively. If our equity investment services become less attractive to existing and potential users and clients, our business, results of operations and financial condition may be materially and adversely affected.

If we fail to help facilitate the brand-building and networking of the sponsors and participants of our offline industry events due to factors beyond our control, our operational and financial results might suffer.

Sponsors and participants are attracted to our offline industry events due to the brand-building and networking prospects. The brand-building and networking results at our offline industry events might fail to meet the expectation of those sponsors and participants due to factors beyond our control, including among others, changes in the regulatory environment, a downturn or unfavorable development in the equity investment industry in China, overall domestic or global economic downturn and the resulting decrease in investment ability and willingness, and contingencies that occur on event dates such as inclement weather or sudden public security measures which affect our ability to host the events effectively, or at all. Other factors may also affect our ability to host satisfactory offline industry events, such as conflicts with other local events, road traffic control, outbreaks of contagious disease or the potential for infection, or acts of nature, such as earthquakes, storms, and typhoons. If we fail to help facilitate the brand-building and networking of offline industry event sponsors and participants, they might be less inclined to participate in our future events, which could materially and adversely affect our business, results of operations and financial condition.

Our failure to honor our obligations may lead to our refund obligation, client dissatisfaction, or even clients’ disputes with us, which may adversely affect our reputation, business, results of operations and financial condition.

Clients for customized reports, offline industry events and offline course offerings generally prepay us a majority of the total contract values upon signing. Our contract liabilities primarily consisted of these prepayments. We had contract liabilities of $187,630 and $587,396 as of December 31, 2022 and December 31, 2021. As of the same date, we had cash of $2,654,185 and $3,816,940, respectively. Our contract liabilities are generally not refundable. However, if we fail to honor our obligations in respect of our contract liabilities, clients may request to cancel their agreements with us or ask for a partial or full refund, which may lead to our refund obligation, client dissatisfaction or even clients’ disputes with us. In the event that we are required to refund some or all of the prepayments from our clients pursuant to the contract provisions, we may not have the cash or other available resources to fulfill the refund obligation. Even if we are able to fulfill the refund obligation from available resources, we may need to seek additional sources of capital to fund our operations, which funding may not be available when needed or on acceptable terms. In either of those circumstances, our business, results of operations, financial condition and reputation may be materially and adversely affected. Furthermore, in the future, clients may elect not to prepay us for our services in which case we would have to find other sources of funding for our operations, capital expenditures and expansion plans, which would be costly as compared to the aforementioned cost-free client prepayment funding and which may not be available when needed or on acceptable terms.

We may be held liable for injuries to individual participants of our offline industry events, which may materially and adversely affect our reputation, business, results of operations and financial condition.

We take event security seriously, and make every effort to ensure the safety of the participants during our offline industry events, such as industry-wide forums and outdoor challenges. However, we cannot guarantee that no physical injury will occur during our offline industry events, for which we could be held liable. Under the PRC laws and regulations, the organizer of a large-scale group activity shall bear tort liability for damages to a third party arising from such organizer’s failure to fulfill its security obligations. If the act of a third party results in damage to others in a large-scale group activity, the organizer that failed to fulfill security obligations shall also bear supplementary liability. Therefore, we might face negligence claims alleging that we fail to maintain our facilities or to supervise our employees. In addition, if any participants of our offline events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Additionally, our offline events may be perceived to be unsafe, which may discourage prospective sponsors, participants and media companies from attending. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

Our consulting business is dependent on our ability to identify, execute and complete projects successfully and is subject to various risks.

The transactions that we generally advise on, including equity and debt financing, as well as mergers and acquisitions, may be subject to review and approvals by various regulatory authorities. The results and timing of necessary regulatory approvals are beyond our or involving parties’ control. Any failure to obtain the necessary regulatory approvals for these transactions in a timely manner may cause substantial delays to, or even the termination of, relevant transactions. In addition, the successful conclusion of transactions depends upon a number of other factors, such as market trends and investors’ decisions, many of which are beyond our control. We generally charge consulting fees or commissions based on a certain percentage of the deal size, and we are generally entitled to receive payment of such fees or commissions only after the successful completion of the relevant transaction. If a transaction is not completed as scheduled or at all for any reason, we may not be able to receive fees or commissions for services that we have provided in a timely manner or at all, which could materially and adversely affect our business, results of operations and financial condition. Furthermore, we may face increasing challenges in terms of deal execution, client development, pricing and legal risks in light of the constantly evolving regulatory framework and the market conditions. If we are unable to adapt our business strategies to such economic and legal challenges, we may not be able to compete effectively, which could in turn materially and adversely affect our business, results of operations and financial condition.

The due diligence that we undertake in the course of our business operations is inherently limited and may not reveal all facts that may be relevant.

In the course of providing consulting services, we endeavor to conduct due diligence review that we deem reasonable and appropriate based on relevant regulatory and market standards, as well as the facts and circumstances applicable to each deal. When conducting due diligence, we are often required to evaluate critical and complex business, financial, tax, accounting, environmental, regulatory and legal issues. Outside consultants, such as legal advisors and accountants, may be involved in the process in varying degrees depending on the type of deal. Nevertheless, when conducting due diligence and making an assessment, we are limited to the resources available, including information provided by the potential clients and, in some circumstances, third-party investigators. Our due diligence may not reveal or highlight all relevant facts and issues that may be necessary or helpful in evaluating potential risks, which may subject us to inaccurate assessment regarding financing opportunities and growth prospects of the potential clients. Moreover, such an investigation will not necessarily result in the successful completion of a deal, which may increase our costs and therefore materially and adversely affect our business, results of operations and financial condition.

If we are not able to continue to retain and attract clients to purchase our course offerings, our business and prospects will be materially and adversely affected.

Our ability to continue to attract clients to purchase our course offerings are critical to the continued success and growth of our corporate business training services. This in turn will depend on several factors, including our ability to engage high-level industry practitioners as our instructors, continue to develop, adapt or enhance quality of our course offerings to meet the evolving demands of our existing or prospective clients, and effectively market our course offerings and enhance our brand awareness to a broader base of prospective clients. We may not always be able to meet our clients’ expectations due to a variety of reasons, many of which are outside of our control. We may face client dissatisfaction due to our clients’ perceptions that we fail to help them achieve their learning goals, as well as our clients’ overall dissatisfaction with the quality of our course offerings and our instructors. We must also manage our growth while maintaining consistent and high course quality, and respond effectively to competitive pressures. If we are unable to continue to retain and attract clients to purchase our course offerings, our revenue for corporate business training services may decline, which may have a material adverse effect on our business, results of operations and financial condition.

We may not be able to maintain or increase our course fee level.

Our revenue generated from corporate business training services are affected by the pricing of our training courses. We determine our course fees primarily based on the demand for our courses, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. Leveraging our long-standing industry expertise and comprehensive course offerings, we offer high-end equity investment training services and charge premium fees comparable to trainings services of the same category for our course. Although we charge premium course fees for our courses compared with the majority of the equity investment training service providers, we cannot guarantee that we will be able to maintain or increase our course fees in the future without adversely affecting the demand for our corporate business training services.

We may not be able to timely develop our courses in a cost-effective manner to make them appealing to existing and prospective clients, or at all.

As our training courses cover topics regarding China’s rapidly evolving equity investment industry, we work closely with our instructors on developing, updating and improving our course materials to stay abreast of the latest development trends in each subsector of the industry. The adjustments, updates and expansions of our existing course content and the development of new course materials may not be accepted by existing or prospective clients. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as clients require or as quickly as our competitors introduce competing offerings. Furthermore, offering new course materials or upgrading existing ones may require us to commit significant resources and make significant investments in course content development. If we are unsuccessful in pursuing course content development and upgrading opportunities due to the financial constraints, failure to attract qualified instructors, or other factors, our ability to attract and retain clients could be impaired and our business, results of operations and financial condition could be materially and adversely affected.

We may be subject to liability claims for any inappropriate or illegal content in our courses and any misconduct of our instructors or employees, which could cause us to incur legal costs and damage our reputation.

We implement strict monitoring procedures to remove inappropriate or illegal content in our courses. However, we cannot assure you that there will be no inappropriate or illegal materials included in our offline or online courses. Therefore, we may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of our courses violates any laws, regulations or governmental policies or infringes upon its legal rights. In addition, in the event of accident or injuries or other harm to our clients or other people during our course offerings, including those caused by or otherwise arising from the actions or negligence of our employees or instructors, we could face negligence claims for inadequate security measures or lack of supervision of employees or instructors. Even if such claim is not successful, defending such claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our courses and any misconduct of our instructors or employees could lead to significant negative publicity, which could harm our reputation and future business prospects.

Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success.

Unauthorized use of our intellectual property may adversely affect our business and reputation. We rely on a combination of contractual restrictions, confidentiality procedures, and intellectual property registrations to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain or use our intellectual property, including seeking court declaration that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken may not fully prevent misappropriation of our intellectual property. We may not be able to detect all such websites in a timely manner and, even if we could, technological measures may be insufficient to stop their operations, and could require us to expend significant financial or other resources. Furthermore, the practice of intellectual property rights enforcement action by Chinese regulatory authorities is at its early stage of development and is subject to significant uncertainty. We may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources, and thus may adversely affect our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, and our business, results of operations and financial condition.

Third parties may claim that we infringed their proprietary intellectual property rights, which could cause us to incur significant legal expenses and prevent us from promoting our services.

We could be involved in litigation related to allegations of infringement of intellectual property rights. While we screen content offered in our service offerings to avoid potential intellectual property right infringement, we may not be able to identify all instances of infringement, especially those arising from content we source from others. Third parties may claim that, as the service provider delivering such contents, we are also liable for any infringement upon the third parties’ rights jointly with the content providers. We typically rely on representations from third-party content providers that their contents do not infringe upon third parties’ intellectual property rights and on indemnification should any such representations become inaccurate and we suffer damages as a result, including any damages resulting from third-party claims. However, indemnification may not be adequate in recovering our loss if the contents we deliver indeed infringe upon valid patents, trademarks, copyrights or other intellectual property rights. Moreover, third parties may also claim that the software or technologies we currently use in our business operations infringe their intellectual property rights, which may subject us to potential liabilities. We have implemented operational protocols to use our best efforts to ensure compliance with intellectual property laws. However, there can be no assurance that third-party right holders will not assert intellectual property infringement or other related claims against us in the future. Defending against these claims is costly and can impose a significant burden on our management and resources. Such claims may harm our reputation. Any liability or expenses resulting from such claims, or necessary changes to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and financial condition.

We face risk related to our collection and use of data, which could result in regulatory actions, litigations and negative publicity about privacy and data protection practices.

Our data capabilities are fundamental to our business operation. We face risks inherent in collecting and handling large volumes of data and in protecting the security of such data. We could be subject to attacks to our systems by outside parties or fraudulent or inappropriate behaviors by our employees or business partners. Third parties may also gain access to our data using computer malware, viruses, spamming, phishing attacks or other means. Data breaches or any misconduct during the process of collection, storage and use of data, could result in a violation of applicable data privacy and protection laws and regulations in China, and subject us to regulatory actions, investigations or litigations. We could incur significant costs in investigating and defending against them and we could be subject to negative publicity about our privacy and data protection practices that may affect our reputation in the marketplace. Our potential risk related to our collection and use of data could require us to implement measures to reduce our exposure to liability, which may require us to expend substantial resources and limit the attractiveness of our data and other services to clients.

Non-compliance with law on the part of any third parties with which we conduct business could disrupt our business and adversely affect our results of operations and financial condition.

Third parties with which we conduct business, such as third-party content providers and marketing service clients, may be subject to regulatory penalties or punishments because of their regulatory compliance failures or may be infringing upon other parties’ legal rights, which may, directly or indirectly, disrupt our business. Although we conduct review of legal formalities and certifications before entering into contractual relationships with third parties, and use our best efforts to take measures to reduce the risks that we may be exposed to in case of any non-compliance by third parties, we cannot be certain whether such third party has violated any regulatory requirements or infringed or will infringe any other parties’ legal rights. For example, content providers may submit copyrighted content that they have no right to distribute, and we may not be able to identify all instances of copyright infringement. In the event we release content that violates copyrights of a third party on our online platforms, we may be required to pay damages to compensate such third party. Even though we have the contractual right to seek indemnification from the relevant content provider for such payment, there can be no assurance that we will be able to enforce such right. As a result, our business, results of operations and financial condition could be materially and adversely affected. Similarly, advertisement content provided by our clients may also not be in full compliance with applicable laws and regulations.

We cannot rule out the possibility of incurring liabilities or suffering losses due to any non-compliance by third parties. We cannot assure you that we will be able to identify irregularities or non-compliance in the business practices of third parties we conduct business with, or that such irregularities or non-compliance will be corrected in a prompt and proper manner. Any legal liabilities and regulatory actions affecting third parties involved in our business may affect our business activities and reputations, and may in turn affect our business, results of operations and financial condition.

We may be involved in legal proceedings or arbitration claims, and the court rulings or arbitration award may not be favorable to us.

We were not and currently are not involved in any litigation or arbitration proceedings pending or, to our knowledge, threatened against us or any of our directors that could have a material and adverse effect on our reputation, business, financial condition or results of operations. Therefore, no provision was made for legal proceedings or arbitration claims. However, we cannot assure you that there will not be such proceedings or claims in the future or any proceedings or claims during the ordinary course of our business (including but not limited to those in relation to contract disputes between us and our clients). We may also bring legal proceedings against others. We may incur enormous legal costs and, if the outcomes of these legal proceedings or arbitration claims are unfavorable to us, we may be confronted with significant legal liabilities, waste enormous legal costs incurred, and/or suffer financial or reputational damages, which may materially and adversely affect our business, financial condition, and results of operations.

A severe or prolonged downturn in Chinese or global economy could materially and adversely affect our business, results of operations, financial condition and prospects.

The global macroeconomic environment is facing challenges, including the US-China trade war, the end of quantitative easing and start of interest rate hike by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the Russian Federation’s invasion of Ukraine. The Chinese economy has shown slower growth since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in market volatility. There have also been concerns on the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. Recent international trade disputes, including tariff actions announced by the United States, China and certain other countries, and the uncertainties created by such disputes may cause disruptions in the international flow of goods and services and may adversely affect the Chinese economy as well as global markets and economic conditions. In addition, the recent market panics over the global outbreak of COVID-19 and the drop in oil prices materially and negatively affected the global financial markets, which may cause slowdown of the global economy. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in Chinese or the global economy may materially and adversely affect our business, results of operations, financial condition and prospects.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

We may require additional capital from time to time to grow our business, including to better serve our clients, develop new service offerings, enhance our data collection and analytics capabilities and online platforms, improve our operating and technology infrastructure or conduct acquisition of complementary businesses and technologies. Accordingly, we may need to sell additional equity or debt securities. Future issuances of equity or equity-linked securities could significantly dilute our existing Shareholders, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A Ordinary Shares. The incurrence of debt financing would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the equity investment service industry;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for fundraising activities by equity investment service providers in China; and

●	economic, political and other conditions in China and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. If we are unable to obtain adequate financing on terms satisfactory to us when we require it, our ability to continue to support our business growth could be significantly impaired, and our business and prospects could be materially and adversely affected.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruption.

We have maintained insurance policies covering damages to certain of our properties. However, insurance companies in China generally do not offer as extensive an array of insurance products as insurance companies do in countries with more developed economies. Consequently, we do not maintain sufficient business interruption insurance, business liability insurance or key man life insurance, which are not mandatory under PRC laws. Any business disruption, litigation or natural disasters, or any significant damages to our equipment or facilities may cause to incur substantial costs and divert our resources, and we may have no insurance to cover such losses. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Ordinary Shares less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to follow the extended transition period, and as a result, we will delay adoption of certain new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We may undertake mergers, acquisition or investments to diversify or expand our business, which may pose risks to our business and dilute the ownership of our existing shareholders, and we may not realize the anticipated benefits of these mergers, acquisition or investments.

As part of our growth and service diversification strategy, we may evaluate opportunities to acquire or invest in other business in the industry. Mergers, investment or acquisitions that we may enter in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including, among others:

●	problems integrating the acquired operations, technologies or products into our existing business;

●	diversion of management’s time and attention from our core business;

●	adverse effect on our existing business relationships with clients;

●	need for financial resources above our planned investment levels;

●	failures in realizing anticipated synergies;

●	difficulties in retaining business relationships with suppliers and clients of the acquired company;

●	risks associated with entering markets in which we lack experience;

●	potential loss of key employees of the acquired company; and

●	potential write-offs of acquired assets.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations. Any such acquisition or investment will likely require a significant amount of capital investment, which would decrease the amount of cash available for working capital or capital expenditures. In addition, if we use our equity securities to pay for acquisitions; the value of your Class A Ordinary Shares may be diluted. If we borrow funds to finance acquisitions, such debt instruments may contain restrictive covenants that can, among other things, restrict us from distributing dividends.

RISKS RELATED TO OUR CORPORATE STRUCTURE

The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, directors and their affiliates.

Each of our Class B Ordinary Shares has 20 votes per share, and each of our Class A Ordinary Shares has 1 vote per share. Mr. Ruilin Xu, our chairman of the board of directors and our chief executive officer, beneficially owns 4.38% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, representing 87.91% of our total voting power. Because of the twenty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our ordinary share and therefore be able to control all matters submitted to our shareholders for approval so long as the collective voting power of the shares of Class B Ordinary Shares represent more than 50% of the voting power of all outstanding shares of our Class A and Class B Ordinary Shares. As a result, until such time as his collective voting power is below 50%, Mr. Xu as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, such as (i) making amendments to our certificate of incorporation and by-laws, (ii) whether to issue additional Class A Ordinary Shares, including to himself, (iii) employment decisions, including compensation arrangements, and (iv) whether to enter into material transactions with related parties. The interests of Mr. Xu as the controlling shareholder may differ from the interests of our other shareholders. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. The concentration in the ownership of our ordinary shares will limit the ability of holders of our Class A Ordinary Shares to influence corporate matters for the foreseeable future and may cause a material decline in the value of our Class A Ordinary Shares.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Mr. Ruilin Xu, our chairman of the board of directors and our chief executive officer, beneficially owns 4.38% of our total issued and outstanding Class A Ordinary Shares and 100%% of our total issued and outstanding Class B Ordinary Shares, representing 87.91% of our total voting power. As such, Mr. Xu controls matters subject to a vote by our shareholders. Under Rule 4350I of the Nasdaq Capital Market, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum of association and articles of association, the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. It may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC. In particular, the Cayman Islands has a different body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid up voting share capital in the Company.

Recently introduced economic substance legislation of the Cayman Islands may impact the Company or its operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act, 2018 (the “Substance Law”) and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of fiscal years commencing July 1, 2019, onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. In its October 2021 plenary, the FATF recognized the progress made by the Cayman Islands to improve its anti-money laundering and counter-terrorist financing regime. Despite this recognition, it is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

Cayman Islands was added to the EU AML High-Risk Third Countries List.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes to add nine countries, including the Cayman Islands. The EC has noted it is committed to there being a greater alignment between the EU AML List and the FATF listing process. The addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

RISKS RELATED TO DOING BUSINESS IN CHINA

Because all of our operations are in China, our business is subject to the complex and rapidly evolving laws and regulations there. The PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

As a business operating in the PRC, we are subject to the laws and regulations of the PRC, which can be complex and evolve rapidly. The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and inconsistently with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, which could decrease demand for our services, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our Class A Ordinary Shares.

Furthermore, if the PRC government determines that our corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A Ordinary Shares may decline significantly in value or become worthless if the determinations, changes or interpretations result in impermissibility of our corporate structure and our inability to assert control over the assets of our PRC subsidiary that accordingly conduct all or substantially all of our operations.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to customer rights, taxation, employment, property and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. Such future administrative measure or actions may have material adverse effects on future offering of our securities to investors, our listing in the U.S. or our business operation, for example in the event that it is required that we should obtain permission from the Chinese government to offer our securities to investors or list on U.S. exchanges, it is unpredictable whether such permission can be obtained by us, as the case may be, or, if permission is obtained, whether it could be later denied or rescinded. If we, including our subsidiaries, do not receive or maintain such permissions or approvals, or inadvertently conclude that such permissions or approvals are not required, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, list in the U.S. and cause the value of our securities to significantly decline or become worthless. As of the date of this Annual Report, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China (the “SCNPC”), promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

On November 14, 2021, the CAC released the Regulations on the Network Data Security Management (Draft for Comments) (the “Data Security Management Regulations Draft”), to solicit public opinion and comments. Pursuant to the Data Security Management Regulations Draft, data processor holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Data processing activities refers to activities such as the collection, retention, use, processing, transmission, provision, disclosure, or deletion of data. According to the latest amended Cybersecurity Review Measures, which was promulgated on December 28, 2021 and became effective on February 15, 2022, and replaced the Cybersecurity Review Measures promulgated on April 13, 2020, online platform operator holding more than one million users’ individual information shall be subject to cybersecurity review before listing abroad. Since the Cybersecurity Review Measures is new, the implementation and interpretation thereof is not yet clear. As of the date of this Annual Report, we have not been informed by any PRC governmental authority of any requirement that we file for approval.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. According to the new administrative rules, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement thereof. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. Further, an overseas securities company that serves as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies shall file with the CSRC within 10 working days after signing its first engagement agreement for such business, and submit to the CSRC, no later than January 31 each year, an Annual Report on its business activities in the previous year associated with overseas securities offering and listing by domestic companies. If an overseas securities company has entered into engagement agreements before the effectuation of the Trial Administrative Measures and is serving in practice as a sponsor or lead underwriter for overseas securities offering and listing by domestic companies, it shall file with the CSRC within 30 working days after the Trial Administrative Measures take effect.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions set out rules, requirements and procedures relating to provision of documents, materials and accounting archives for securities companies, securities service providers, overseas regulators and other entities and individuals in connection with overseas offering and listing, including without limitation to, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall not leak any state secret and working secret of government agencies, or harm national security and public interest, and a domestic company shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level, if it plans to, either directly or through its overseas listed entity, publicly disclose or provide any documents and materials that contain state secrets or working secrets of government agencies. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, their interpretation, application and enforcement are subject to substantial uncertainties.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain. Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could have a material adverse effect on us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with clients in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. We conduct our business primarily through our subsidiary established in China.

This subsidiary is generally subject to laws and regulations applicable to foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit legal protections available to us. In addition, any new changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China. Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements, etc. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. In addition, some regulatory requirements issued by certain PRC government authorities may not be consistently applied by other government authorities (including local government authorities), thus making strict compliance with all regulatory requirements impractical, or in some circumstances impossible. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including any inability to enforce our contracts, together with any development or interpretation of PRC law that is adverse to us, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other more developed countries and the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effects. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Furthermore, if China adopts more stringent standards with respect to certain areas such as corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. We cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These uncertainties could limit the legal protections available to us and our investors, including you.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our securities offering.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that critical information infrastructure operators and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Data Security Management Regulations Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Data Security Management Regulations Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Outbound Data Transfers, or the Measures, which will become effective from September 1, 2022. The Measures shall apply to the security assessment of the provision of important data and personal information collected and generated by data processors in the course of their operations within the territory of the PRC by such data processors to overseas recipients. The Measures stipulates the circumstances under which security assessment of outbound data transfers should be declared, including: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by a critical information infrastructure operator or a personal information processor who has processed the personal information of more than one million people; (iii) outbound transfer of personal information by a personal information processor who has made outbound transfers of the personal information of one million people cumulatively or the sensitive personal information of 10,000 people cumulatively since January 1 of the previous year; or (iv) other circumstances where an application for the security assessment of an outbound data transfer is required as prescribed by the national cyberspace administration authority. Based on the relevant regulations relating to outbound data transfer in the Cybersecurity Law, the Data Security Law, and the Personal Information Protection Law, the Measures provide the scope, conditions and procedures of security assessment of outbound data transfer and thereby provide specific guidelines for security assessment of outbound data transfers.

We believe that we are in compliance with the current data security, cybersecurity, and other regulations and policies issued by the CAC, and we have not received any inquiry, notice, warning, or sanctions from the CAC or other PRC governmental authorities for violation of those regulations or policies to date. However, since many of those regulations or policies are relatively new, there remains significant uncertainty as to their interpretation and implementation. If PRC governmental authorities interpret or implement those regulations or policies in a way different from us and conclude that there are violations by us in the future, or new laws, regulations, rules, or detailed implementation and interpretation are adopted that result in noncompliance by us, we may be subject to fines, penalties or other sanctions, which may have a significant adverse impact on our financial position, operations and the value of our Class A Ordinary Shares. As of the date of this Annual Report, we have not received any notice from any authorities identifying our PRC subsidiary as a critical information infrastructure operator or requiring us to go through cybersecurity review or network data security review by the CAC. We believe that our listing in the U.S. will not be affected by the Cybersecurity Review Measures, Data Security Management Regulations Draft or the Measures, and our PRC operations will not be subject to cybersecurity review or network data security review by the CAC, because our business does not rely on the collection of user data or implicate cybersecurity and we do not possess more than one million users’ individual information. There remains uncertainty, however, as to how the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures, the Data Security Management Regulations Draft and the Measures. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review or network data security review in the future.

Under the rules for cross-border provision and examination of auditing records and other materials in connection with overseas securities issuance and listing in the PRC, the PRC government may impose more stringent requirement for domestic Chinese companies to share business and accounting records with foreign auditing firms and other securities service institutions, which could significantly limit or completely hinder our ability to continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

The Confidentiality and Archives Administration Provisions promulgated by the CSRC on February 24, 2023, which became effective on March 31, 2023, require that, before providing or publicly disclosing documents and materials involving state secrets or government work secrets to securities companies, securities service institutions, or overseas regulators, the domestic enterprises shall seek approval from the relevant government regulators, and make filings with the secret protection administration at the same level.

The Confidentiality and Archives Administration Provisions expand the scope of the regulations from “state secrets” to “state secrets and work secrets of government agencies.” However, the provisions do not define the scope of such secrets, but merely provide that in case where it is unclear or disputed as to whether state secrets are involved, the relevant state secret protection regulator shall make final the determination; in case where it is unclear or disputed as to whether government work secrets are involved, the relevant government regulator shall make final the determination.

The Confidentiality and Archives Administration Provisions mandates that domestic enterprises needs to follow due procedures in compliance with applicable national regulations before furnishing accounting records or copies of accounting records to relevant securities companies, securities service institutions, and overseas regulators. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

Since the Confidentiality and Archives Administration Provisions are newly promulgated, and the interpretation and implementation are not very clear, we cannot assure you that whether we will be required to undergo any approval, filing or other procedures in relation to the provision of auditing records and other materials in connection with our listing on the Nasdaq or we will be able to receive clearance of such regulatory requirements in a timely manner, or at all, in the future. The PRC regulatory authorities may impose fines and penalties upon our operations in the PRC, limit our operating privileges in the PRC, or take other actions that could have a material adverse effect upon our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also require us, or make it advisable for us, to terminate our listing. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations, and cause the Class A Ordinary Shares to significantly decline in value or become worthless.

Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, development, growth rate, control of foreign exchange, monetary and tax policies, allocation of resources, and regulation of the growth of the general or specific market and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in the PRC, in the policies of the PRC government or in the laws and regulations in the PRC, which may occur quickly with little advance notice, could have a material adverse effect on the overall economic growth of the PRC. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which may adversely affect our business and operating results. In addition, although these government involvements have been instrumental in China’s significant growth, if the PRC government’s current or future policies fail to help the Chinese economy achieve further growth, our growth rate or strategy, our results of operations could also be adversely affected as a result.

Non-compliance with labor-related laws and regulations of the PRC and increases in labor costs in the PRC may have an adverse impact on our financial condition and results of operation.

We have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and was last amended in December 2012 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. We expect that our labor costs, including wages and employee benefits, will continue to increase. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We believe our current practice complies with the Labor Contract Law and its amendments. However, the relevant governmental authorities may take a different view and impose fines on us.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and be subject to orders by competent labor authorities for rectification, and failure to comply with the orders may further subject us to administrative fines. We may also be subject to late fees and fines in relation to the under-withheld individual income tax. In any of such events, our business, financial condition and results of operations could be materially and adversely affected.

Failure to comply with relevant regulation regarding the leased property of our PRC subsidiary may cause interruptions to its business operations.

As of the date of this Annual Report, the construction plan for one leased property of our PRC subsidiary is inconsistent with the project planning permit, and there may be risks that the lessor would be punished by the relevant authorities due to inconsistency, and therefore our PRC subsidiary may not be able to continue to occupy and use such property. Our PRC subsidiary may be forced to relocate. We cannot assure you that our PRC subsidiary will be able to find a suitable replacement sites on terms acceptable to it on a timely basis.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

As of the date of this Annual Report, there has been no cash flows, including dividends, transfers and distributions, between KingWin and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, will be transferred by us to our subsidiaries via capital contributions or shareholder loans, as the case may be. Such cash proceeds will be transferred by KingWin to KingWin BVI, and then KingWin HK, then transferred to Tiancheng Jinhui, via capital contributions or shareholder loans, as the case may be.

We intend to keep any future earnings to re-invest in and finance the expansion of the business of the PRC operating entity, and we do not anticipate that any cash dividends will be paid in the foreseeable future to our U.S. investors. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits of the company or its share premium amount or a combination of both, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. In order for us to pay dividends to our shareholders, we may rely on the distribution of profits of the PRC operating entity to the Hong Kong subsidiary. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations. The PRC government imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises outside of mainland China are tax resident.

Foreign currency exchange regulation in the PRC is primarily governed by Foreign Exchange Administration Regulations, most recently revised by the State Council on August 5, 2008, Notice on Further Simplifying and Improving Policies of Foreign Exchange Administration on Direct Investment issued by SAFE on February 13, 2015 and most recently amended on December 30, 2019, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange promulgated by the People’s Bank of China on June 20, 1996. Currently, RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions, interest and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local office has been obtained. Capital investments by foreign enterprises are also subject to the regulations of the National Development and Reform Commission of China (the “NDRC”), the MOFCOM and the SAFE.

Therefore, KingWin and its subsidiaries may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

To the extent funds are generated in our PRC operating subsidiary, and may need to be used to fund operations outside of mainland China, such funds may not be available due to limitations placed by the PRC government. Furthermore, to the extent assets (other than cash) in our business are located in mainland China or held by a mainland China entity, the assets may not be available to fund operations or for other use outside of mainland China due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer assets by the PRC government. Based on our understanding of the Hong Kong laws and regulations, as of the date of this Annual Report, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to mainland China), except transfer of funds involving money laundering and criminal activities. Notwithstanding the foregoing, if certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiary in the future, and to the extent cash is generated in our Hong Kong subsidiary, and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, such funds or assets may not be available due to interventions in or the imposition of restrictions and limitations on the ability of us and our subsidiaries to transfer funds or assets by the PRC government. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions or limitations on our ability to transfer or distribute cash, which could result in an inability or prohibition on making transfers or distributions to entities outside of mainland China and Hong Kong and adversely affect our business.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our recent initial public offering to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our subsidiary established in China. We may make loans to our PRC subsidiary subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiary in China.

Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiary in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our recent initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our wholly foreign-owned subsidiary in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds that we received from our recent initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to enterprises outside of mainland China unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the enterprises outside of mainland China are incorporated.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, we may primarily rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required, in principle, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A Ordinary Shares.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Class A Ordinary Shares.

Our revenues and expenditures are denominated in RMB, whereas our reporting currency is the USD. As a result, fluctuations in the exchange rate between the USD and RMB will affect the relative purchasing power, in RMB terms, of our USD assets. Our reporting currency is the USD, while the functional currency for our PRC subsidiary is RMB. Gains and losses from the re-measurement of assets and liabilities receivable or payable in RMB are included in our consolidated statements of operations. The re-measurement has caused the USD value of our results of operations to vary with exchange rate fluctuations, and the USD value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the USD could reduce our profits from operations and the translated value of our net assets when reported in USD in our financial statements. This change in value could negatively impact our business, financial condition, or results of operations as reported in USD. In the event that we decide to convert our RMB into USD to make payments for dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the USD against the RMB will harm the USD amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the USD and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the USD, and the RMB appreciated more than 20% against the USD over the following three years. However, the People’s Bank of China, or PBOC, regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. Between July 2008 and June 2010, the exchange rate between the RMB and the USD had been stable and traded within a narrow range. Since June 2010, the RMB has fluctuated against the USD, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund (“IMF”)’s basket of currencies that make up the Special Drawing Right (“SDR”) and includes the USD, the Euro, the Japanese yen, and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging USD and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system. We cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the USD in the future. It is difficult to predict how market forces or the PRC or U.S. government policy may impact the exchange rate between the Renminbi and the USD in the future.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in USD. For example, to the extent that we need to convert USD we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the USD would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the USD may significantly reduce the USD equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited. We may not be able to hedge our exposure adequately. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on the price of our Class A Ordinary Shares.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

We conduct substantially all of our business operations in China, and a majority of our directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate. While shareholder claims are common in the United States, including class action securities law and fraud claims, shareholders are generally difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management.

We conduct substantially all of our operations in China, and substantially all of our assets are located in China, which is an emerging market. In addition, other than our independent director Kenneth K. Cheng, all of our directors and officers are nationals or residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside the United States. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC.

It may also be difficult for you to enforce the U.S. courts judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, many of whom are not residents in the United States, and whose significant part of assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC, respectively, would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would entertain original actions brought in the courts of the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Specifically, regarding judgment enforcement in the PRC, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocal arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest of the PRC. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and Anti-Monopoly Law established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that State Administration for Market Regulation (the “SAMR”) be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions of the State Council on the Standard for Declaration of Concentration of Business Operators, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law requires that transactions which involve the national security, the examination on the national security shall also be conducted according to the relevant provisions of the State. In addition, PRC Measures for the Security Review of Foreign Investment which became effective in January 2021 require acquisitions by foreign investors of PRC companies engaged in military-related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations.

Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Some of our shareholders that we are aware of are subject to SAFE regulations. As of the date hereof, the PRC resident shareholders have completed foreign exchange registration under the SAFE Circular 37 and other related rules. However, we cannot assure you that all of these shareholders may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such shareholders to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our future acquisition strategy and could adversely affect our business and prospects.

Our business may be negatively affected by the potential obligations if PRC subsidiary fails to comply with social insurance and housing provident fund related laws and regulations.

Our PRC subsidiary is required by PRC labor-related laws and regulations to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance and housing provident fund, to designated government agencies for the benefit of its employees and associates. In October 2010, SCNPC promulgated the Social Insurance Law of PRC, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law of PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing provident fund deposit registration within thirty (30) days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance as well as housing provident fund to the extent required by law. Our PRC subsidiary could be subject to orders by competent labor authorities for rectification if it fails to comply with such social insurance and housing provident fund related laws and regulations, and failure to comply with the orders may further subject to administrative fines. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties.

Our PRC subsidiary does not make contributions in full for the social insurance fund and housing provident fund for its employees as required under the relevant PRC laws and regulations. Although it has not received any order or notice from the local authorities nor any claims or complaints from its current and former employees regarding its non-compliance in this regard, we cannot assure you that it will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding social insurance payment or housing provident fund contributions against it, or that it will not receive any claims in respect of social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, our PRC subsidiary may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities. Any such development could materially and adversely affect its business, financial condition and results of operations.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we become directly subject to the recent scrutiny involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and or defend the matter, which could harm our business operations, stock price and reputation and could result in a complete loss of your investment in us.

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China-based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular applies only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we would be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we would be required to withhold a 10% tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders (including the common shareholders) may be subject to PRC tax on gains realized on the sale or other disposition of the common stock, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the common shareholders) and any gain realized on the transfer of the common stock or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an “Indirect Transfer”, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are enterprises outside of mainland China, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our Class A Ordinary Shares trading in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an Annual Report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s Annual Report regarding the audit arrangements of, and governmental influence on, such a registrant.

Furthermore, the HFCA Act, which requires that the PCAOB be permitted to inspect the issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time.

In addition, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, a Statement of Protocol was signed by the PCAOB, the CSRC and the Ministry of Finance of the PRC governing inspections and investigations of audit firms based in mainland China and Hong Kong (the “Statement of Protocol”). Pursuant to the Statement of Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022. On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report. On December 29, 2022, the CAA was signed into law by President Biden. The CAA contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our former auditor, Friedman LLP, the independent registered public accounting firm that issued the audit report for the years ended December 31, 2021 included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Friedman LLP is headquartered in Manhattan, New York, with no branches or offices outside of the United States, and has been inspected by the PCAOB on a regular basis.

Our current auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm that issued the audit report for the years ended December 31, 2022 included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

Friedman LLP and Marcum Asia CPAs LLP are not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Friedman LLP or Marcum Asia CPAs LLP to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act.  In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Class A Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

RISKS RELATED TO OUR CLASS A ORDINARY SHARES

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

Furthermore, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Class A Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities.

In addition to the above factors, the price and trading volume of the Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us, our clients or our industry;

●	conditions in the financing advisory industry in China;

●	announcements of studies and reports relating to the quality of our service offerings or those of our competitors;
●	investor perceptions about us, our business and in general companies with operations in China;

●	changes in the economic performance or market valuations of other financing advisory companies;
●	general economic and securities market conditions;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
●	the absence of cash dividends on our Class A Ordinary Shares;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares;
●	the development and sustainability of an active trading market for our Class A Ordinary Shares;

●	sales or perceived potential sales of additional Class A Ordinary Shares; and
●	The COVID-19 pandemic, the ensuing economic recessions and deterioration in the credit market in many countries.

Other than the aforementioned potential factors that may affect the price and trading volume of our Class A Ordinary Shares, there are no known factors that may add to this risk.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares could decline as a result of sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares.

An aggregate of 10,963,040 Class A Ordinary Shares are outstanding, including 2,750,000 Class A Ordinary Shares sold in our recent initial public offering that are freely transferable without restriction or further registration under the Securities Act. The non-free trading Class A Ordinary Shares are “restricted securities” as defined in Rule 144, which may be sold without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

All of our officers and directors and holders of 5% or more of our Class A Ordinary Shares on a fully diluted and converted basis prior to our recent initial public offering have agreed not to sell our Class A Ordinary Shares for a period of six months following the effective date of the registration statement in connection with the initial public offering, subject to extension under specified circumstances. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act.

If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market.

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The determination of our status as a foreign private issuer is made annually on the last business day of our most recently completed second fiscal quarter. We would lose our foreign private issuer status if (1) a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents, and (2) a majority of our shareholders or a majority of our directors or management are U.S. citizens or residents, a majority of our assets are located in the United States, or our business is administered principally in the United States. If we were to lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with corporate governance practices associated with U.S. domestic issuers, which would involve additional costs.

As an “emerging growth company” under the Jumpstart Our Business Startups Act, or JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. We are an emerging growth company until the earliest of:

●	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more;

●	the last day of the fiscal year following the fifth anniversary of our initial public offering;

●	the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or

●	the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of our initial public offering. We cannot predict if investors will find our Class A Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and the trading price of our Class A Ordinary Shares may be more volatile. In addition, our costs of operating as a public company may increase when we cease to be an emerging growth company.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

We do not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. Furthermore, this is a factual determination that must be made annually after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder, including increased U.S. federal income tax liability and additional reporting requirements. Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings in the future to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value in the future or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

We will incur increased costs as a result of being a public company.

As a new public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as rules subsequently implemented by the SEC and the Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than $1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Class A Ordinary Shares.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We recently became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firms must attest to and report on the effectiveness of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2022 and 2021, we and our independent registered public accounting firms identified material weaknesses and significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) hiring additional qualified financial professionals such as corporate controller familiar with U.S. GAAP to increase the number of qualified financial reporting personnel and monitor daily transaction recording and general ledger work. We will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weaknesses described above.

In addition, in the course of preparing our financial statements for the years ended December 31, 2022 and 2021, we and our independent registered public accounting firms identified two significant deficiencies: (i) lack of evidence or track to show management’s review performance; and (ii) lack of documentary evidence of proper review or approval process to ensure the list of related parties is complete. To address these significant deficiencies, we plan to adopt a remediation plan to set up a management’s review system with requirements to leave accounting supervisor /manager or management’s signature after reviewing financial statements and the list of related parties. There can be no assurance that we will be successful in pursuing the measures, or that the measures will significantly improve or remediate the significant deficiencies described above.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses and significant deficiencies in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, material weaknesses or significant deficiencies in internal control over financial reporting may be discovered in the future. If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A Ordinary Shares could be materially and adversely affected, the Class A Ordinary Shares may be suspended or delisted from Nasdaq, and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Corporate History and Structure

Top KingWin Ltd was incorporated under the laws of Cayman Islands on February 16, 2022 as an exempted company and structured as a holding company. Tiancheng Jinhui, our PRC operating subsidiary, was incorporated in the PRC on October 25, 2018.

Our principal executive offices are located at Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, PRC. Our telephone number at this address is +86 400 661 3113. Our registered office in the Cayman Islands is currently located at the office of 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, which may be changed from time to time at the discretion of our directors. Our agent for service of process in the United States is Cogency Global Inc.

On March 15, 2022, KingWin BVI was incorporated under the laws of the British Virgin Islands as the Company’s wholly-owned subsidiary and its intermediate holding company to facilitate financing. KingWin HK was incorporated on April 19, 2022 as KingWin BVI’s wholly-owned subsidiary in Hong Kong.

On July 1, 2022, KingWin HK entered into a share transfer agreement with each of the four then shareholders of Tiancheng Jinhui, acquiring 100% equity interests in Tiancheng Jinhui by cash consideration. Following the share transfers, the Company owns 100% equity interests of KingWin BVI, KingWin HK and Tiancheng Jinhui.

On July 23, 2022, the Company and its shareholders undertook a series of corporate actions, including amending the Company’s authorized share capital, re-designating its ordinary shares into Class A Ordinary Shares and Class B Ordinary Shares, and issuing a total of 68,442 of Class A Ordinary Shares and 31,558 of Class B Ordinary Shares to 23 shareholders. Each Class A Ordinary Share of our Company is entitled to one (1) vote per share; each Class B Ordinary Share of our Company is entitled to twenty (20) votes per share. Following the reorganization, the controlling shareholder of the Company is the same as that of Tiancheng Jinhui prior to the reorganization.

On January 10, 2023, the Company issued a total of 8,213,040 Class A Ordinary Shares and 3,786,960 Class B ordinary shares to its existing shareholders, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance is 12,000,000 ordinary shares, including (i) 8,213,040 Class A ordinary shares and (ii) 3,786,960 Class B ordinary shares.

On April 20, 2023, the Company completed its initial public offering of 2,750,000 Class A Ordinary Shares, $0.0001 par value per share (the “IPO”). The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $11.0 million, before deducting underwriting discounts and other related expenses payable by the Company. Our Class A Ordinary Shares began trading on the Nasdaq Capital Market on April 18, 2023 under the ticker symbol “TCJH”.

The SEC maintains an internet site that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

B. Business Overview

Overview

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands conducting our business through our wholly-owned subsidiary in China. We provide a number of business services in China to young and emerging companies including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, and (iii) advisory and transaction services. Our main clients are entrepreneurs and executives in small and medium enterprises (“SMEs”) in China.

Corporate business training, corporate consulting, and advisory and transaction services constituted approximately 8%, 28% and 64% of our business, respectively, during the year ended December 31, 2022.

Supported   by the rapid economic growth and friendly business policies in China, the number of SMEs in China has significantly increased from 2016 to 2022. Frost & Sullivan expects the number of SMEs in China will steadily increase at 9.8% CAGR from 2021 to 2026. We believe that the increasing number of SMEs provide a solid foundation for the future development of our business.

With the increase in number of companies entering the China market, most industries in China are becoming more competitive. Therefore founders, senior management teams and key employees of companies have an increasing awareness for professional business education in order to enhance their professional knowledge, boost their company’s strategic growth and allow the company to stay competitive in today’s economy.

China’s economy is shifting from traditional real estate investment and manufacturing to new economy industries such as internet-driven or technology-driven industries. Currently, the new economy industry has been a vital driving force in the growth of the economy in China. According to Frost & Sullivan, from 2016 to 2021, the market size of new economy industries by revenue in China experienced significant growth with 28.2% CAGR, which was much higher than the synchronized growth rate of 8.9% in China’s nominal GDP, attaining $4.0 trillion (RMB25.2 trillion) by the end of 2021. We believe that the rapid growth of new economy industries benefits the development of our business. Our mission is to provide comprehensive services to address client’s needs throughout all phases of their development and growth.

Our Services

Key Values and Drivers of Our Business

1.	Client-centric

We have centered our business model on forming long-standing relationships with our clients, who are mainly entrepreneurs and executives of SMEs in China. Our services focus on catalyzing and providing guidance on every stage of our clients’ business life cycle, as illustrated in the following section – Business Model.

We are dedicated to developing in-depth knowledge about our clients. In order to provide valuable business intelligence to the clients, our corporate trainers and experts take effort to learn about the clients, their industry and the competition they are facing. We believe that when we understand what our clients are trying to achieve in their businesses, we are better equipped to find ways to assist them in the areas that matter most to them. Furthermore, we help our clients track the progress they make through the whole process of employing our services. We strive to ensure that our clients will have a positive experience using our services. We also focus on the client feedback, which drives us to continuously improve our services. The continuous interactions with our clients create a positive cycle – on the one hand it constantly demonstrates to our clients our advanced knowledge of their operations and the business sectors they operate in, while on the other hand it continues to help us gain deeper knowledge of our clients and their industries which further enhances our ability to help them succeed throughout their entire business life cycle.

We believe that successful entrepreneurs will continue to play a transformative role in China’s economy, and our long-term relationships with them allow us to develop critical insights into a wide range of industries. Enhancing our knowledge and insights of different sectors of the economy in turn enables us to better service and advise our clients as a whole.

Client centricity is one of our key values, which we believe increases client satisfaction and loyalty and results in stronger client relationships. We believe this approach promotes our brand recognition and increases client stickiness that brings recurring revenue from the same clients. Such loyalty of clients also provides an opportunity for us to serve businesses at multiple stages in their lifecycle.

In addition, this client-centric approach yields powerful network effects. Over time, we continue to build a growing network of established entrepreneurs, investors, service professionals and influencers, each of which potentially could serve as an effective referral source. We believe that our network increases the value of services we can deliver to our clients, and therefore is critical to our long-term success.

2.	Value-maximizing and value-driven

Our model involves identifying and engaging entrepreneurs and the businesses they create and serving them throughout various stages of their growth. Our principal business lines are methodically arranged to service our clients according to their aptitude/suitability and needs/goals. From informative seminars to specific and tailored guidance and advice, we maintain a high professional standard and ensure that our services add meaningful value for clients in certain phases of their development.

Business Model

Our business model is to lay out a roadmap to guide our clients in every stage of their business life-cycle, as illustrated below. We seek to understand what our clients are thinking and doing at each stage of their business growth. These insights allow us to offer the most relevant services during each stage and turn more prospective clients into paying clients.

I. Corporate Business Training Services

Approximately 8% of our total revenues for the fiscal year ended December 31, 2022 was generated from our corporate business training service. As of the end of 2022, more than 10,000 attendees had attended our seminars.

We offer diverse seminars, mainly focusing on basic knowledge and new perspectives on the capital markets. The seminars are mainly designed for entrepreneurs and executives of SMEs at the start-up stage of their business. Our goal is to help our clients at this stage to develop a general understanding of the capital markets and prepare them to embark on their financial journey.

We are specialized in providing professional seminars related to capital markets such as an initial understanding of the capital markets, guidance for business planning, preparation, financial guidance, and fundraising, as well as of an introduction of being a publicly listed company, such as the advantages and disadvantages of being a public company, the listing requirements, and basic knowledge of laws and regulations of different capital markets.

The trainings are typically delivered on-site. There are three different levels of trainings. We start to prepare all levels of seminars from the last quarter of the previous year, including scheduling and budgeting. First, we select topics focusing on the knowledge and skills that we consider the attendees may need to know in the capital markets and entrepreneurship based on past feedback or recent trends. Upon selecting the specific topics, together with a selected group of professionals in the industry, we design the syllabus for the seminars for the upcoming year. After we finish designing the seminars, we start to formulate specific plans for each seminar. The plans include: (1) inviting experts and celebrities in the industry to speak at our seminars, coordinating with them regarding their availability and confirming their attendance, (2) coordinating with venue owners to secure the event venue, and (3) engaging event set-up and other service providers. After the schedules and budgets are determined, we formulate, review and adjust the specific plan for each seminar. Sometimes we hire outside experts and celebrities in the industry or service personnel to conduct seminars on our behalf. In order to ensure the quality of the seminars, such third-party experts and celebrities follow our instructions and deliver the content as designed by us.

After the design of seminars we begin to solicit clients to our courses. The first-level seminars are free and serve the purposes of attracting more potential clients for courses in the subsequent stages. For clients who finish our first-level seminars and would like to further their study, they will purchase the second and third level of courses.

Growth of Corporate Business Training Services

We started providing corporate business training services in the PRC in 2020. In order to promote our business and establish a strong market presence, we held these seminars frequently to attract new clients and retain existing clients. In 2022 and 2021, we held more than one hundred seminars in the cities of Guangzhou, Shenzhen, Chengdu, Chongqing, Jinan, etc., in China. The seminars are usually held in company conference rooms or hotel ball rooms. If the seminars are held in a hotel ball room, we will pay a fee. Sometimes local governments invite us to offer corporate business training to the enterprises in their municipalities, which we consider is a good opportunity for us to approach more potential enterprises and promote our services. As of the date of this Annual Report, all of our clients are based in the PRC.

Levels of Seminars

We have developed a portfolio of private offline seminars for entrepreneurs, business managers, and equity investors, which include three levels: (1) first-level seminar, Opportunities of Capital Markets; (2) second-level seminar, System of Capital Markets and Model of Capital Markets; (3) third-level seminar, Project Incubation Camp. As of the end of 2022, we have held over 29 first-level seminars, 36 second-level seminars, and 13 third-level seminars. This offline seminar program also offers good opportunities for us to market our corporate consulting services.

In the first and second levels, the seminars are mostly provided by our own experts. In the third-level seminars, we hired third-party experts, including certified public accountants and attorneys. We have employment agreements or service agreements with these experts.

First Level: Opportunities of Capital Markets

Our first level of the courses, Opportunities of Capital Markets, is a collection of large-scale seminars that are offered free to attendees. Each seminar usually has 150-200 attendees. The purpose of the first-level courses is to attract more potential clients by sharing business intelligence with entrepreneurs and executive management of SMEs, and potential equity investors. The seminars introduce basic knowledge of capital markets, discuss newly published government policies, and share industry opportunities and perspectives on corporate growth and transformation.

Second Level: System of Capital Markets and Model of Capital Markets

Our second-level seminar, System of Capital Markets and Model of Capital Markets, provides more detailed knowledge of capital markets and provides training on real-world business skills (e.g., leadership training, corporate governance) for entrepreneurs and executive management of SMEs. The seminars last one to two days and usually have more than 100 attendees per seminars.

Third Level: Project Incubation Camp

Our third-level program, Project Incubation Camp, provides attendees with the opportunity to discuss and share insights on topics relating to capital markets in mainland China. The experts would also teach the attendees how to design their business and fundraising plans. This program is a small-group seminar launched in 2021 as requested by our clients. Each seminar has less than 10 attendees.

II. Corporate Consulting Services

Approximately 28% of our total revenues for the fiscal year ended December 31, 2022 was generated from corporate consulting service. As of the end of 2021, we have 42 corporate consulting services clients.

Starting from the second quarter of 2021, we have been providing corporate consulting services to SMEs that have the intention to raise funds or to go public in domestic or overseas markets, who are typically in the growth stage of their business. Our goal is to become a well-known corporate consulting services provider with clients and offices throughout the PRC. Leveraging our position as a hub in China’s relevant industry and our data collection, analytics, and presentation capabilities, we believe that we are well-positioned to provide our clients with relevant corporate consulting services.

We provide a combination of corporate consulting services that are bundled and customized to fulfill each client’s unique financial needs. After an initial due diligence study, if a client determines to go forward with our corporate consulting services for its fundraising or going public, we will enter into a service agreement with the client, where client can decide to contract a single modular service or a combination of services from the following clusters.

We charge a fixed price for our services and revenue is recognized when we complete the services agreed upon the contract. Each of the specific services is considered as one performance obligation. Each performance obligation is independent to each other with specific price identified in the contract.

Since the clients can cancel each specific service before it is delivered without any penalty, the Company does not have an enforceable right to payment from the client, and thus the services and prices are excluded from the contract until the individual specific service starts or advance payment is received. Before the full and complete delivery of the services, the clients cannot benefit from the performance and cannot control the work in progress. We control the rights to our customized services, and the services can easily be redirected to another client without incurring significant costs. As a result, the revenues do not meet the criteria of recognizing revenue over time, and such services shall only be useful to the client after delivered in full. The revenue is therefore recognized at the point in time when the deliverables, in the form of reports are delivered based on the specific terms of the contract.

Cluster I

Due Diligence	We deliver a due diligence report to the client by conducting a due diligence investigation, to provide a comprehensive exploration and explanation of the business and financial position of the client, including their business model, business outlook, management assets and liabilities, etc.;

Business Model	We deliver a business plan, assisting the clients to streamline and standardize their business model and organization structure in order to achieve more efficiently their desired results for fundraising or future listing plan; and

Resource Planning	We deliver a resource planning report, helping clients to identify, acquire, and allocate internal and external resources necessary to optimize their supply chain management, client service, capacity management and service competition, and ultimately achieve their plan of fundraising or future listing.

Cluster II

Reorganization	We assist the clients in preparation for investor presentations, due diligence materials required for interested investors or investment banks in financing the clients during the process of fundraising;

Pre-IPO	We connect clients with capital needs to venture capital funds, banks, or other financial institutions that can provide potential assistance for their financing needs; and

Regulation education	We help clients become familiar with regulations of the capital markets and assist them in meeting the standards for going public.

III. Advisory and Transaction Services

Approximately 64% of our total revenues for the fiscal year ended December 31, 2022 was generated from advisory and transaction services. Because the nature of our advisory and transaction services requires us to dedicate a large amount of time and resources to each client, we were able to generate relatively large revenue from a small number of clients. As of the end of 2021, we have 32 advisory and transaction services clients.

Our advisory and transaction services aim to connect entrepreneurs and businesses with diversified sources of capital. As their business grows, our clients may seek the capital required to fund the business’ ongoing operations and growth objectives at the expansion stage. However, SMEs often have limited access to resources and capital, in part due to their lack of a sound financial plan and exposure to established, robust fundraising networks. Revenues from advisory and transaction services represent service fees we charge associated with our tailored advisory services, which can cover a broad range of activities from helping to design a financial plan, build up and maintain the corporate image of our clients and plan to close the fundraising transactions. Revenues from providing advisory and transaction services to clients are recognized at a point in time when the fundraising transaction and the advisory services performance is completed under the terms of the respective contract.

The service fees were charged based on a certain percentage of the fund raised by our clients, which were only payable upon the completion of fundraising. Starting from the second half of 2022, as the bargaining power increased as our business developed, we plan to charge the service fee at an agreed-upon amount, which is determined on a case-by-case basis with reference to the scope of services to be provided and the size of the transactions, payable by installments upon the occurrence of the milestone events defined in the contracts.

We may introduce investors to our clients for their fundraising needs, but such activities would be limited to: 1) identifying, screening, and contacting potential investors; 2) distributing relevant requested materials of clients to investors; 3) discussing information included in any materials furnished to investors, provided that we do not provide advice to the valuation or advisability of the investment; and 4) arranging or participating in meeting with clients and investors.

Our PRC counsel advised us that based on their understanding of current PRC laws and consultation with relevant PRC administrative authority, the advisory and transaction services we provide do not require special/broker-dealer licenses in mainland China as they do not involve brokerage, securities dealings, asset management services, or other regulated activities under PRC law.

Our marketing-focused service package

During the course of providing corporate business training services and corporate consulting services, we have built a network of entrepreneurs and start-up projects, many of whom are willing to commit their personal wealth to attractive investment opportunities. Therefore, we are able to provide our advisory and transaction services to connect growth enterprises and entrepreneurs with potential investors.

Our advisory and transaction services include the following to provide necessary support to our clients in the whole fundraising process:

●	Corporate positioning (help the client understand the nature of their business, what benefits are available to them in their industry, what are their core products, who are their consumers, where they are in the competition);

●	Design and production of business plan and financing plan;

●	Design and production of corporate marketing materials;

●	Assess client to prepare for the business plan, financial plan and equity structure design;

●	Development and maintenance of investor/potential investor relations;

●	Event coordination services; and

●	Roadshow services: including logistic arrangement and online roadshow arrangement.

Our engagement approach

Our advisory and transaction service model begins with discovering and engaging a broad range of fast growing early-stage businesses and selectively guiding them through various stages of their fundraising.

Identification. The first step in engagement is identifying opportunities. We identify potential clients, both entrepreneurs and businesses, through a number of channels:

●	Inbound entrepreneur and business inquiries by our existing or past clients of corporate business training and corporate consulting services, which we believe are largely due to the trust on our brand built upon our track record of serving them;

●	Formal and informal networking led by our executive management team and over 10 professionals; and

●	Industry conferences, including those hosted by us, as of December 31, 2021, more than 10,000 attendees have attended our seminars.

Screening. Upon identifying potential opportunities, we conduct preliminary due diligence and feasibility study on the potential client based on information we gather and our understanding of the industry and capital markets. In this screening stage, we will consider the basic information about the potential client’s business, as well as our potential ability to match the potential client with appropriate investors.

Due diligence. If we consider a potential client worth further consideration, our designated teams, comprised of legal and financial experts with extensive knowledge and expertise in the industry and the market, perform due diligence on the potential client, including their assets and liabilities, share structure, management, development prospect, and business model.

Engagement. If we determine the new opportunity with advisory and capital needs is likely to have success in achieving its goals of fundraising, we will engage them as a client. Once they are engaged, we offer them our comprehensive package of services tailored to address their strategic financial needs, ranging from assistance in the design of business and financial plan, preparation of presentation and documents to deal execution support to chaperone clients throughout the fundraising process.

Our financing cycle coverage

Our typical financing cycle coverage is illustrated below:

We aim to deliver in-depth corporate information of our clients to their investors/shareholders and to provide our clients with investors’ views and suggestions collected through a series of corporate activities, by way of providing services such as maintenance and development of Public Relations (“PR”) and Investor Relations (“IR”), assist client to arrange for conferences and roadshow meetings.

Our fundraising roadshow services include coordinating and managing the overall logistics of investor presentations to ensure that the investor presentations run smoothly, which allows our clients to concentrate on the marketing aspects of their roadshows. Our roadshow services can be categorized into (i) project management; (ii) logistics arrangements; and (iii) roadshow desk supporting functions.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law in PRC, as well as confidentiality procedures and contractual provisions with our employees, contractors and others to protect our proprietary rights.

We develop our curriculum and content with the aim of growing our clients’ capital markets knowledge. To achieve this, we have established a systematic course development and update process that forms a virtuous cycle in producing high-quality seminar course offerings. Our content employs a large number of carefully selected topics. Our own experts designed and produced the content and we have full rights to use and distribute the content in our seminars.

The Company has registered five (8) copyrights. The following is a list of our approved copyrights materially essential to our business:

No.	Registration Number	Copyright Name	Copyright Type	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	Guozuodengzi- 2021-L-00154580	Investment and Financing in a Good Way	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

2	Guozuodengzi - 2021-L-00154579	Systemic Investment Class of Capital System	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

3	Guozuodengzi - 2021-L-00154577	The Closed Loop of Premium	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

4	Guozuodengzi - 2021-F-00100238	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.11.01	2021.05.08

5	Guozuodengzi - 2021-F-00100239	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.11.01	2021.05.08

6	Guozuodengzi - 2022-L-10105498	Invitation to Capital Systems Course	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.04.07	2022.05.25

7	Guozuodengzi - 2022-F-10161401	Graphics	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.04.02	2022.08.09

8	Guozuodengzi - 2022-F-10212214	Six disciplines for future unicorns	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.07.22	2022.10.24

In addition, the Company has registered 90 trademarks with the following trademark names: ,

, and .

Competitive Advantages

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Highly qualified professional service team with extensive experience in services of corporate training and corporate consulting.

We launched our corporate consulting services in 2020. Our aim was to assist these Chinese enterprises by filling the gaps and forming a bridge between SMEs in China and potential investors. We have a team of third-party qualified and experienced personnel with legal, regulatory, and financial expertise. Our services are designed to help SMEs in China achieve their goal of becoming public companies. We create a fundraising and/or going public strategy for each client based on many factors, including our assessment of the client’s financial and operational situations, market conditions, and the client’s business and financial requirements. We rely heavily on the expertise of our service providers, including corporate trainers and experts to maintain our core competence. Our experts are professionals in their specialized fields. Our team of consultants consists of professional with an average of five years of industrial experiences.

●	Our management team possesses a wide personal and business network, which provides us a valuable source of potential clients.

Our management team has been selected based on values emphasizing the importance of standardized operations, cohesiveness, continuous learning and performance excellence and places stringent quality control on our services. They strive to keep abreast of the equity market laws and regulations in the PRC. In addition to daily management, our CEO Mr. Xu have also participated in seminars provided by our internal corporate trainers and external experts. Their professional knowledge and views on the trending topics in the PRC helped promote our “Tiancheng” brand.

●	Corporate culture committed to client success.

Named for our primary brand, our corporate culture reflects our employees’ energy, passion and focus on client success. Our culture is widely regarded as one of our greatest assets and is consistently cited as a key differentiator by clients, prospective clients and employees.

●	We develop a comprehensive range of services designed to meet the evolving demands of our clients

We incorporate our self-developed corporate business training services in the corporate consulting projects carried out by our team, in order to enhance and expand our service offerings to meet the evolving demands from the clients and to capture different market opportunities. For example, we regularly conduct research and studies on the trending topics and commonly raised client enquiries in the capital finance sectors, including but not limited to questions concerning the issuance of new related laws and regulations by the PRC government, in order to provide timely updates to our clients.

●	We are able to offer services to clients from a diversified range of industry sectors

By keeping abreast of the relevant PRC laws and regulations as well as economic development of the PRC, we are able to assist our clients to react and adapt to the changes through our corporate consulting and advisory and transaction service projects. In addition, in the course of providing services to our clients, we attempt to gain insights as to the actual needs and difficulties that our clients are facing, which would in turn provide us with first-hand experience in our services. We believe that our ability to keep up with the fast-changing business environment in the PRC and our effects to offer updated and timely advice to our clients may provide us with a competitive advantage in capturing growth opportunities in our business.

●	Powerful network effect.

Our highly complementary organization and participant offerings drive multiple revenue opportunities. The continued growth of attendances results in more participants intend to engage our corporate consulting and advisory and transaction services. This growing audience create a powerful network effect where our platform become increasingly valuable, driving more registrations to the participant’s activities while simultaneously offering participants additional relevant activities from which to choose. In addition, growth in our participant audience attracts incremental clients who view our resources as an effective medium for marketing their activities and events to a targeted demographic of participants.

●	Established long-term cooperative relationships with local chambers of commerce.

We offer corporate training and seminar tailored for local business needs, helping them to capture the recent equity investment trend and facilitate their decision-making process regarding equity investment opportunity. With the rise of government support funds in China in recent years, we also helped the local business community to cut through the complexities of the funding procedure to unlock substantial financial government benefits and incentives.

Government Regulation

We operate our business in the PRC under a legal regime consisting of the National People’s Congress, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the State Administration of Foreign Exchange (“SAFE”), the Ministry of Commerce (“MOFCOM”), the National Development and Reform Commission (“NDRC”), the State Administration for Market Regulation (“SAMR”), formerly known as the State Administration for Industry and Commerce (“SAIC”), the Ministry of Civil Affairs (“MCA”), and their respective authorized local counterparts.

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the PRC.

Regulation Relating to Foreign Investment

All limited liability companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. However, on December 24, 2021, the Standing Committee of the National People’s Congress issued the Company Law of the People’s Republic of China (Draft for Comments) (the “Draft Revised Company Law”), which was open for public comments until January 22, 2022. The Draft Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. As of the date of this Annual Report, the Draft Revised Company Law has not been promulgated. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List will replace the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. The negative List is subject to review and update by the PRC government from time to time. None of our businesses are on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC subsidiary without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26,2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment Industries (amended in 2020) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment specified in the Catalogue was replaced by the 2020 Negative List, and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2020 Version).

Regulation Relating to Wholly Foreign-owned Enterprises

The abovementioned Company Law of the People’s Republic of China provides that companies established in the PRC may take the form of company of limited liability or company limited by shares. Each company has the status of a legal person and owns its assets itself. Assets of a company may be used in full for the company’s liability. The Company Law applies to foreign-invested companies unless relevant laws provide otherwise.

The Foreign Investment Law replaced Law of the People’s Republic of China on Wholly Foreign-owned Enterprises. It stipulates that the PRC implements a system of pre-establishment national treatment plus negative list for the administration of foreign investment. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access negative list for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such negative list. The PRC policies supporting enterprise development are equally applicable to foreign-invested enterprises. The PRC does not impose expropriation on foreign investment. Under special circumstances, if it requires imposing expropriation on foreign investment due to the need of public interest, expropriation shall be imposed according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law. Overall, The Foreign Investment Law establishes the clear principle of applying national treatment to FIEs except those engaged in industries on the negative List. Since our current and planned business is not on the 2021 Negative List, to the best of our knowledge, it will not create any material adverse effect to our Company’s business.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiary

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, all as amended from time to time, and their respective implementing rules; the Administrative Provisions on Foreign Exchange in Domestic Direct Investment by Foreign Investors; and the Notice of the State Administration on Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment. Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to submission of information to and registration with certain PRC government authorities, including MOFCOM, SAMR, SAFE or their local counterparts. Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purpose, which is subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange. Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE, or its local counterparts.

Regulations Relating to Intellectual Property

Copyright

China has adopted comprehensive legislation governing intellectual property rights, including trademarks and copyrights. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the WTO in December 2001.

In September 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, effective in June 1991 and amended in 2001, 2010 and 2020 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China.

In order to further implement the Computer Software Protection Regulations, promulgated by the State Council in December 2001 and amended in 2011 and 2013 respectively, the National Copyright Administration issued Measures for the Registration of Computer Software Copyright in February 2002, which specify detailed procedures and requirements with respect to the registration of software copyrights.

Trademark

According to the Trademark Law of the People’s Republic of China, promulgated by the SCNPC in August 1982, and amended in 1993, 2001, 2013 and 2019 respectively, the Trademark Office of China National Intellectual Property Administration is responsible for the registration and administration of trademarks and is also responsible for resolving trademark disputes in China. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. In April 2014, the State Council issued the revised Implementing Regulations of the Trademark Law, which specified the requirements of applying for trademark registration and review.

Patent

According to the Patent Law of the People’s Republic of China promulgated by the SCNPC in 1984 and amended in 1992, 2000, 2008 and 2020, respectively, a patentable invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, starting from the application date.

Domain Names

In August 2017, the MIIT promulgated the Administrative Measures on Internet Domain Names, or the Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the top-level domain name “.cn”. The MIIT is in charge of the administration of PRC internet domain names and the domain name services follow a “first come, first file” principle.

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

Pursuant to the Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles or the SAFE Circular 37, promulgated by SAFE and which became effective on July 4, 2014, (a) a PRC resident shall register with the local SAFE branch before he or she contributes assets or equity interests in an overseas SPV, that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing; and (b) following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of the Overseas SPV’s PRC Resident shareholder(s), name of the Overseas SPV, term of operation, or any increase or reduction of the Overseas SPV’s registered capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or the SAFE Notice 13, which was promulgated on February 13, 2015 and with effect from June 1, 2015, the foreign exchange registration under domestic direct investment and the foreign exchange registration under overseas direct investment is directly reviewed and handled by banks in accordance with the SAFE Notice 13, and the SAFE and its branches shall perform indirect regulation over the foreign exchange registration via banks.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen (15) business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulations Relating to Dividend Distributions

According to the PRC Company Law and Foreign Investment Law, our PRC subsidiary, as a foreign invested enterprise, or FIE, is required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, under the EIT Law, which became effective in January 2008, the maximum tax rate for the withholding tax imposed on dividend payments from PRC foreign invested companies to their overseas investors that are not regarded as “resident” for tax purposes is 20%. The rate was reduced to 10% under the Implementing Regulations for the EIT Law issued by the State Council. However, a lower withholding tax rate might be applied if there is a tax treaty between China and the jurisdiction of the foreign holding companies, such as tax rate of 5% in the case of Hong Kong companies that holds at least 25% of the equity interests in the foreign-invested enterprise, and certain requirements specified by PRC tax authorities are satisfied.

Regulations Relating to Overseas Listings

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Administrative Measures”) and relevant supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into force since March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed.

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV that is controlled by PRC companies or individuals and that has acquired PRC domestic companies’ equities with the SPV’s shares shall obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

We believe that our corporate structure and arrangements are not subject to the approval of the CSRC or the MOFCOM under the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Employment

The Labor Law of the People’s Republic of China, or the Labor Law, which became effective in January 1995 and was amended in 2018, and the Employment Contract Law of the People’s Republic of China, or the Employment Contract Law, effective in January 2008 and amended in 2012, require employers to provide written contracts to their employees, restrict the use of temporary workers and aim to give employees long-term job security. Employers must pay their employees’ wages equal to or above local minimum wage standards, establish labor safety and workplace sanitation systems, comply with state labor rules and standards and provide employees with appropriate training on workplace safety. In September 2008, the State Council promulgated the Implementing Regulations for the PRC Employment Contract Law which became effective immediately and interprets and supplements the provisions of the Employment Contract Law.

Under the Labor Contract Law, an employer shall limit the number of dispatched workers so that they do not exceed a certain percentage of its total number of workers. In January 2014, the MOHRSS issued the Interim Provisions on Labor Dispatching, which became effective in March 2014, pursuant to which it provides that the number of dispatched workers used by an employer shall not exceed 10% of the total number of its employees.

The PRC governmental authorities have passed a variety of laws and regulations regarding social insurance and housing funds from time to time, including, among others, the Social Insurance Law of the People’s Republic of China, the Regulation of Insurance for Labor Injury, the Regulations of Insurance for Unemployment, the Provisional Insurance Measures for Maternal Employees, the Interim Regulations Concerning the Collection and Payment of Social Insurance Premiums and the Administrative Regulations on the Housing Provident Fund.

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined.

According to the Administrative Regulations on the Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship. Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity fails to make payment of housing provident fund within the time limit or has shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court.

Regulations Relating to Consumer Rights Protection

The PRC consumer Rights and Interests Protection Law, or consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers.

Regulations Relating to Tax in the PRC

Income Tax

The PRC Enterprise Income Tax Law was promulgated in March 2007 and was most recently amended in December 2018. The PRC Enterprise Income Tax Law applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Under the PRC Enterprise Income Tax Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise.

In April 2009, the Ministry of Finance and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

In February 2015, SAT issued the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises, or the SAT Circular 7, to supersede existing provisions in relation to the indirect transfer as set forth in Circular 698, while the other provisions of Circular 698 remain in force. SAT Circular 7 introduces a new tax regime that is significantly different from that under Circular 698. SAT Circular 7 extends its tax jurisdiction to capture not only indirect transfers as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Circular 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the indirect transfer as they have to determine whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly. In October 2017, SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, amended in June 2018. The SAT Circular 37 superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Circular 7. SAT Circular 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Circular 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in installments, the installments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Value Added Tax

The PRC Provisional Regulations on Value Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019.

Regulations Relating to Leasing Property

Pursuant to the Law of the People’s Republic of China on the Administration of the Urban Real Estate, promulgated by the SCNPC on July 5, 1994 and last amended on August 26, 2019 and effective on January 1, 2020, in the lease of a house, the leaser and the lessee shall conclude a written lease contract defining such matters as the term, purpose and price of the lease, liability for repair, as well as other rights and obligations of both parties. They shall register the lease contract with the department of housing administration for the record. Pursuant to the Administrative Measures on Commodity Housing Leasing, issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and became effective on February 1, 2011, without the mentioned registration above, the leaser and the lessee may be imposed a fine by the development (real estate) department.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries:

D. Property, Plants and Equipment

Our headquarters and executive offices are located in Guangzhou, China and consist of approximately 1,796.26 square meters (approximately 19,334.78 square feet) of office space under two leases which will both expire in October 2025.

We lease our facility and do not own any real property.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this Annual Report on Form 20-F.

A. Operating results

Overview

We provide a number of business services in China to young and emerging companies including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, and (iii) advisory and transaction services. Our main clients are entrepreneurs and executives in SMEs in China.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

Ability to acquire clients effectively

Our business success depends on our ability to acquire new clients and retain existing clients. In order to effectively acquire more new clients, we plan to provide more free or low-priced seminars, which we consider an efficient and effective marketing tool for promoting our brand and services to prospective clients due to the large number of attendees in each seminar. After the prospective clients gain some basic knowledge about capital markets and entrepreneurship through our seminars, some of them may be interested in signing up for our higher margin services, such as business consulting services or advisory and transaction services. Due to the ability of promoting our brand and services to a large number of prospective clients through our free or low-priced seminars, we generally do not need to incur significant expenses on other promoting channels. Furthermore, in order to retain existing clients through providing high-quality services, we intend to continue to develop and improve the quality of our courses, especially the fee-paying ones, recruit and retain industry experts, and maintain a strong management team.

In addition to the two above-mentioned strategies to acquire and retain clients, we also rely on the influence of our management team and existing client referrals. Early in our business, in order to acquire new clients, we mainly marketed our services through the influence of our management team, who collectively has a wide personal and business network and provides us a valuable source of potential new clients. In addition, we build our brand over time through high-quality services, and our reputation in the industry has been enhanced through referrals and word of mouth of existing clients. We believe that our services consistently meet or exceed our clients’ expectations, which promotes client acquisition and retention.

If any of the current client acquisition channels becomes less effective, it may affect our cost-effective manner of attracting new clients, converting potential clients to active clients or even lose our existing clients to our competitors. To the extent that our current client acquisition and retention efforts become less effective, our service revenues may be significantly impacted, which would have a significant adverse effect on our revenues, financial condition and results of operations.

Ability to attract and retain our key personnel

Due to the nature of our business, we heavily rely on the leadership of our directors, officers and our expertise team to maintain our core competence. Our team has remained stable since we started our business in 2019. Under their leadership, our business has achieved rapid expansion and growth since 2019. As our business scope increases, we expect to continue to invest significant resources in hiring and retaining a talent pool of financial consultancy professionals. Our ability to sustain our growth depends on our ability to attract qualified personnel and retain our current staff.

Transition to public company status

Subsequent to our recent initial public offering, our general and administrative expenses are expected to increase materially in connection with meeting our public company reporting obligations and corporate governance requirements. The increased expenses will include legal, accounting and other professional service fees, insurance premiums, auditing fees, investor relations, shareholders’ meetings, printing and filing fees, share-based compensation expense, as well as employee-related expenses for regulatory compliance and other costs. We are a relatively early-stage company, and therefore our operating costs as a public company are expected to constitute a bigger proportion of revenues and net profit as compared to a larger or more mature company.

A severe or prolonged slowdown in the global or Chinese economy

The demand for advisory and transaction services and corporate consulting services is dependent on the overall economic conditions in China as well as globally. A slowdown in the economy, such as deterioration of overall economic condition may decrease corporate clients’ desire to expand their business, which in turn may decrease their need for corporate services and therefore affects our operating business performance.

Impact of the COVID-19 pandemic on our business and operations

The COVID-19 pandemic has resulted in quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities across the world, including China from 2021 to 2022.   Many of the quarantine and lockdown measures within China have been relaxed since the second quarter in 2021. Nevertheless, relaxation of restrictions on economic and social activities may lead to new cases which may result in the return of restrictions. Our clients as well as revenue generation are all from China. Although the Company’s operations in China have fully resumed in July 2020, the COVID-19 pandemic continued to affect the Company’s business performance in 2021 and 2022. The negative impacts of the COVID-19 outbreak on our business include: (i) the uncertain economic conditions may refrain clients from engaging our services; and (ii) quarantines impeded our ability to contact existing and new clients. Travel restrictions and limitations on social and public gatherings have caused us to cancel 1 free on-site seminar (1st Level - Opportunities of Capital Markets) in 2020, and 1 free (1st Level - Opportunities of Capital Markets) and 2 fee-paying on-site corporate business training courses (2nd Level - System of Capital Markets and Model of Capital Markets) in 2021, and 20 free on-site seminars (1st Level - Opportunities of Capital Markets) and 2 fee-paying on-site corporate business training courses (2nd - System of Capital Markets and Model of Capital Markets) for the year ended December 31, 2022. We charge each attendee $403 for 2nd Level courses during the fiscal year of 2022. Each seminar usually has 80-140 attendees during the fiscal year of 2022. Compared to fiscal year of 2021, we charged each attendee $612 for 2nd Level courses and each seminar usually has 100-200 attendees. We have lost $122,400 to $244,800 in corporate business training services for the year ended December 31, 2021 and $28,936 to $65,938 for the year ended December 31, 2022 in corporate business training services. However, these courses are offered free or at low prices to attract potential clients for our other higher paying services, such as business consulting services or advisory and transaction services. As a result of the cancellation of the courses, we lost some opportunities to promote our courses and other higher paying services. There will be a new challenge for us to retain existing clients and attract new clients, and we believe that this impact cannot be quantified with reasonable certainty.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table summarizes the results of our operations during the years ended December 31, 2022 and 2021, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2022		2021
	$	% of Revenues	$	% of Revenues
REVENUES	3,122,324	100%	6,294,667	100%
COST OF REVENUES	(957,112)	(31)%	(1,356,798)	(22)%
GROSS PROFIT	2,165,212	69%	4,937,869	78%
OPERATING EXPENSES
Selling expenses	(948,565)	(30)%	(979,097)	(16)%
General and administrative expenses	(2,136,437)	(68)%	(915,550)	(14)%
Total operating expenses	(3,085,002)	(98)%	(1,894,647)	(30)%
(LOSS) INCOME FROM OPERATIONS	(919,790)	(29)%	3,043,222	48%
OTHER INCOME, NET
Other income	31,248	1%	44,040	1%
Other expense	(4,054)	-%	(1,415)	-%
Total other income, net	27,194	1%	42,625	1%
NET (LOSS) INCOME BEFORE INCOME TAXES	(892,596)	(28)%	3,085,847	49%
Income tax benefit (expense)	121,113	4%	(777,221)	(12)%
NET (LOSS) INCOME	(771,483)	(24)%	2,308,626	37%
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation (loss) income	(203,486)	(7)%	39,076	1%
TOTAL COMPREHENSIVE (LOSS) INCOME	(974,969)	(31)%	2,347,702	37%

Revenues

The following table presents revenues by service categories for the year ended December 31, 2022 and 2021, respectively:

	Years ended December 31,
	2022		2021		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	2,000,219	64%	3,878,847	62%	(1,878,628)	(48)%
Corporate business training services	256,356	8%	1,467,563	23%	(1,211,207)	(83)%
Corporate consulting services	862,081	28%	839,531	13%	22,550	3%
Others	3,668	-%	108,726	2%	(105,058)	(97)%
Total revenues	3,122,324	100%	6,294,667	100%	(3,172,343)	(50)%

Our total revenues decreased by 50% or $3,172,343, from $6,294,667 in 2021 to $3,122,324 in 2022. This decrease was primarily due to a decline in revenue from advisory and transaction services and corporate business training services. However, it was partly offset by an increase in revenue from corporate consulting services.

Revenues from advisory and transaction services

Revenues from advisory and transaction services decreased from $3,878,847 or 62% of total revenues in 2021 to $2,000,219 or 64% of total revenues in 2022. Despite having the same number of clients (8 clients) in both years, the impact of COVID-19 led to the cancellation of relevant services and a decline in revenue from these services.

Revenues from corporate business training services

Revenues from corporate business training services accounted for $256,356 or 8% of total revenues for the year ended December 31, 2022, compared to $1,467,563 or 23% for the year ended December 31, 2021. This was primarily due to a decrease of $737,958 or 96% from set-up services offered to new referral and marketing service companies and a decrease of $473,249 or 68% from corporate seminars. For the year ended December 31, 2021, we attracted more new referral and marketing service companies to promote our corporate business training services and helped them become familiar with the training and conduct business. However, during the year ended December 31, 2022, the number of new referral and marketing service companies and revenue from corporate seminars decreased due to the negative impact of the COVID-19 pandemic in the first three quarters of the year. The pandemic resulted in quarantines, travel restrictions, limitations on social gatherings, and temporary closures of business venues and facilities across China. As a result, some of our originally booked business training courses were cancelled or delayed.

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services and so on. The consulting services are adapted to each client’s specific needs. Revenues from corporate consulting services increased by $22,550, or 3% from $839,531 for the year ended December 31, 2021, to $862,081 for the year ended December 31, 2022. We enriched and diversified the content of our corporate consulting services to meet the clients’ needs, which were charged at a higher price.

Revenues from others

Revenue from others is mainly derived from referral services and site leasing. Others decreased by $105,058 or 97% as compared to the year ended December 31, 2021 due to the decreased amount of revenue from referral services. This reduction in referral services is within the expectation of the management, as we focused on the expansion of the main services and relaxation in the referral services.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2022 and 2021, respectively:

	Years ended December 31,
	2022		2021		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services *	-	-%	-	-%	-	-%
Corporate business training services	232,877	24%	700,402	52%	(467,525)	(67)%
Corporate consulting services	724,235	76%	605,419	45%	118,816	20%
Others *	-	-%	50,977	3%	(50,977)	(100)%
Total cost	957,112	100%	1,356,798	100%	(399,686)	(29)%

*	Revenues from advisory and transaction and other services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff. Cost of revenues for the year ended December 31, 2022 was $957,112, a decrease of $399,686, or 29%, from $1,356,798 for the year ended December 31, 2021. The decrease was proportionally in line with the decrease of revenues.

The following table shows different categories of services we provided for the year ended December 31, 2022 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	2,000,219	256,356	862,081	3,668	3,122,324
% of revenue	64%	8%	28%	0%	100%
Cost of revenue	-	232,877	724,235	-	957,112
% of cost	-%	24%	76%	-%	100%
Gross profit	2,000,219	23,479	137,846	3,668	2,165,212
Gross margin	100%	9%	16%	100%	69%

The following table shows different categories of services we provided for the year ended December 31, 2021 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	3,878,847	1,467,563	839,531	108,726	6,294,667
% of revenue	62%	23%	13%	2%	100%
Cost of revenue	-	700,402	605,419	50,977	1,356,798
% of cost	-%	52%	45%	3%	100%
Gross profit	3,878,847	767,161	234,112	57,749	4,937,869
Gross margin	100%	52%	28%	53%	78%

As a result of the foregoing, we had gross profit of $2,165,212 and $4,937,869 with gross margins of 69% and 78% for the years ended December 31, 2022 and 2021, respectively. The overall gross profit rate decreased by 9%, which was due to the reduction of revenue generated from advisory services and corporate business training services, but the fixed costs did not go down with revenue. And the gross profit rate of corporate consulting services decreased by 12%, to 16% for the year ended December 31, 2022, from the year ended December 31, 2021, which is due to the fact that we incurred more services fees to improve our corporate consulting services.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2022 and 2021:

	Years ended December 31,				Change
	2022	%	2021	%	Amount	%
Selling expenses	$948,565	31%	$979,097	52%	$(30,532)	(3)%
General and administrative expenses	2,136,437	69%	915,550	48%	1,220,887	133%
Total operating expenses	$3,085,002	100%	$1,894,647	100%	$1,190,355	63%

Selling expenses

	Years ended December 31,
	2022	2021	Variance
	$	$	$	%
Salary and welfare	362,975	410,834	(47,859)	(12)%
Promotional expenses	61,968	224,778	(162,810)	(72)%
Conference fee	382,363	201,540	180,823	90%
Travel and transportation	105,454	75,931	29,523	39%
Entertainment	31,580	54,302	(22,722)	(42)%
Others	4,225	11,712	(7,487)	(64)%
Total	948,565	979,097	(30,532)	(3)%

Our selling expenses decreased by $30,532 or 3%, from $979,097 for the year ended December 31, 2021 to $948,565 for the year ended December 31, 2022. This decrease was primarily due to a reduction in promotional expenses related to sales and marketing as a result of the impact of COVID-19, which partially offset an increase in conference fees.

General and administrative expenses

	Years ended December 31,
	2022	2021	Variance
	$	$	$	%
Salary and welfare	947,159	578,520	368,639	64%
Rental and property management fee	220,087	171,778	48,309	28%
Legal and professional fees	718,406	58,313	660,093	1,132%
Office expense	55,015	50,751	4,264	8%
Depreciation and amortization	64,656	35,428	29,228	82%
Others	131,114	20,760	110,354	532%
Total	2,136,437	915,550	1,220,887	133%

Our general and administrative expenses increased by $1,220,887 or 133%, from $915,550 for the year ended December 31, 2021 to $2,136,437 for the year ended December 31, 2022. This increase was mainly due to a $368,639 increase in salary and welfare expenses resulting from an increase in headcount and pay raises to meet our business expansion needs, as well as a $660,093 increase in legal and professional fees due to higher annual audit fees and other professional expenses.

Other income and expense

Total net other income was $ 27,194 for the year ended December 31, 2022, compared to net other income of $ 42,625 for the year ended December 31, 2021, primarily due to a decrease in interest income of $15,477.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

Our income tax benefit was $121,113 for the year ended December 31, 2022 and our income tax expense was $777,221 for the year ended December 31, 2021.

Net income

As a result of the foregoing, we reported a net loss of $ 771,483 for the year ended December 31, 2022, compared to a net income of $ 2,308,626 for the year ended December 31, 2021.

Comparison of Results of Operations for Years Ended December 31, 2021 and 2020

The following table summarizes the results of our operations during the years ended December 31, 2021 and 2020, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2021		2020
	$	% of Revenues	$	% of Revenues
REVENUES	6,294,667	100%	1,333,930	100%
COST OF REVENUES	(1,356,798)	(22)%	(461,038)	(35)%
GROSS PROFIT	4,937,869	78%	872,892	65%
OPERATING EXPENSES
Selling expenses	(979,097)	(16)%	(279,043)	(21)%
General and administrative expenses	(915,550)	(14)%	(213,991)	(16)%
Total operating expenses	(1,894,647)	(30)%	(493,034)	(37)%
INCOME FROM OPERATIONS	3,043,222	48%	379,858	28%
OTHER INCOME (EXPENSE), NET
Other income	44,040	1%	2,253	-%
Other expense	(1,415)	-%	(2,628)	-%
Total other income (expenses), net	42,625	1%	(375)	-%
NET INCOME BEFORE INCOME TAXES	3,085,847	49%	379,483	28%
Income tax expense	(777,221)	(12)%	(39,515)	(3)%
NET INCOME	2,308,626	37%	339,968	25%
OTHER COMPREHENSIVE INCOME
Foreign currency translation income	39,076	1%	25,897	2%
TOTAL COMPREHENSIVE INCOME	2,347,702	37%	365,865	27%

Revenues

The following table presents revenues by service categories for the years ended December 31, 2021 and 2020, respectively:

	Years ended December 31,
	2021		2020		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	3,878,847	62%	715,909	54%	3,162,938	442%
Corporate business training services	1,467,563	23%	294,577	22%	1,172,986	398%
Corporate consulting services	839,531	13%	287,714	21%	551,817	192%
Others	108,726	2%	35,730	3%	72,996	204%
Total revenues	6,294,667	100%	1,333,930	100%	4,960,737	372%

Our total revenues increased by $4,960,737 or 372%, from $1,333,930 for the year ended December 31, 2020, to $6,294,667 for the year ended December 31, 2021, primarily due to the increase in the revenue generated from advisory and transaction services, corporate business training services and corporate consulting services.

Revenues from corporate business training services

Revenues from corporate business training services accounted for $1,467,563 or 23% of total revenues for the year ended December 31, 2021, as compared to $294,577 or 22% for the year ended December 31, 2020, primarily due to the fact that since 2021, we have put more efforts on the development of corporate business training services through developing and improving the quality of our fee-paying courses to attract new clients and retain existing clients. We start with the free corporate seminars to raise prospective clients’ interest in our brand and build some initial connection with them., And then attract the attendees to enter the next level of paid courses. In 2021, we held more cost-free seminar to attract new clients than in 2020. We also invited industry experts to share more live-time knowledge and provide tailored advice and suggestions.

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services and so on. The consulting services are adapted to each client’s specific needs. Revenues from corporate consulting services increased by $551,817, or 192% from $287,714 for the year ended December 31, 2020, to $839,531 for the year ended December 31, 2021, with the number of clients increased from 9 in 2020 to 32 in 2021. Our revenues increased primarily because we managed to attract more corporate training attendees to engage us for corporate consulting services. Compared to corporate business training services, corporate consulting services are highly customized and have a higher profit margin.

Revenues from advisory and transaction services

Revenues from advisory and transaction services accounted for $3,878,847 or approximately 62% of total revenues for the year ended December 31, 2021, as compared to $715,909 or 54% for the year ended December 31, 2020, primarily due to the fact that the demand of advisory and transaction services among enterprise clients increased. The number of clients for our advisory and transaction services increased from 8 in 2020 to 26 in 2021, primarily due to our increased lead generation through our corporate business training and corporate consulting services. The advisory and transaction services offer the highest profit margin in all our services provided.

Revenues from others

Revenue from others is mainly derived from the small amount from referral services. Others increased by $72,996 and 204% as compared to the year ended December 31, 2020 due to the increased amount of site leasing.

As a result, our revenues increased in the fiscal year 2021 compared with the fiscal year 2020, which was due to the increase in clients demand in the advisory and transaction services and substantial increase of the client conversion rate from corporate business training services and corporate consulting services had a substantial increase compared with 2020.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2021 and 2020, respectively:

	Years ended December 31,
	2021		2020		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services*	-	-%	-	-%	-	-%
Corporate business training services	700,402	52%	225,965	49%	474,437	210%
Corporate consulting services	605,419	45%	218,199	47%	387,220	177%
Others	50,977	3%	16,874	4%	34,103	202%
Total cost	1,356,798	100%	461,038	100%	895,760	194%

*	Revenues from advisory and transaction services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff. Cost of revenues for the year ended December 31, 2021 was $1,356,798, an increase of $895,760, or 194%, from $461,038 for the year ended December 31, 2020. The increase was proportionally in line with the increase of revenues.

The following table shows different categories of services we provided for the year ended December 31, 2021 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	3,878,847	1,467,563	839,531	108,726	6,294,667
% of revenue	62%	23%	13%	2%	100%
Cost of revenue	-	700,402	605,419	50,977	1,356,798
% of cost	-%	52%	45%	3%	100%
Gross profit	3,878,847	767,161	234,112	57,749	4,937,869
Gross margin	100%	52%	28%	53%	78%

The following table presents revenues by service categories we provided for the year ended December 31, 2020 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	715,909	294,577	287,714	35,730	1,333,930
% of revenue	54%	22%	22%	2%	100%
Cost of revenue	-	225,965	218,199	16,874	461,038
% of cost	-%	49%	47%	4%	100%
Gross profit	715,909	68,612	69,515	18,856	872,892
Gross margin	100%	23%	24%	53%	65%

As a result of the foregoing, we had gross profit of $4,937,869 and $872,892 with gross margins of 78% and 65% for the years ended December 31, 2021 and 2020, respectively. The overall gross profit rate increased by 13%, which was due to the fact that the referral fees generated from corporate business training services significantly decrease by 29% in fiscal year 2021 compared with that in fiscal year 2020. We concentrated more resources in event hosting business to build our brand in the Chinese market and our reputation in quality and service.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2021 and 2020:

	Years ended December 31,				Change
	2021	%	2020	%	Amount	%

Selling expenses	$979,097	52%	$279,043	57%	$700,054	251%
General and administrative expenses	915,550	48%	213,991	43%	701,559	328%
Total operating expenses	$1,894,647	100%	$493,034	100%	$1,401,613	284%

Selling expenses

	Years ended December 31,
	2021	2020	Variance
	$	$	$	%
Salary and welfare	410,834	101,031	309,803	307%
Promotional expenses	224,778	-	224,778	n.m.
Conference fee	201,540	49,057	152,483	311%
Travel and transportation	75,931	74,454	1,477	2%
Entertainment	54,302	54,467	(165)	-%
Others	11,712	34	11,678	34,347%
Total	979,097	279,043	700,054	251%

n.m. = not meaningful.

Our selling expenses increased by $700,054 or 251% from $279,043 for the year ended December 31, 2020 to $979,097 for the year ended December 31, 2021. The increase was mainly due to the growth of salary and welfare, promotional expenses and conference fee.

The increase of the salary and welfare by $309,803 or 307% was primarily due to an increase in headcount and pay raise in fiscal year 2021 compared to fiscal year 2020. The increase in conference fee by $152,483 or 311% was due to more sales campaign being held for promotion activities, and there were 18 arrangements in 2021 but only 3 arrangements in 2020 for conference meetings. In 2021, as the business growing, the Company incurred the new promotional expenses of $224,778, which were used in marketing our services to the general public.

General and administrative expenses

	Years ended December 31,
	2021	2020	Variance
	$	$	$	%
Salary and welfare	578,520	84,298	494,222	586%
Rental and property management fee	171,778	42,549	129,229	304%
Legal and professional fees	58,313	56,697	1,616	3%
Office expense	50,751	18,394	32,357	176%
Depreciation and amortization	35,428	9,454	25,974	275%
Others	20,760	2,599	18,161	699%
Total	915,550	213,991	701,559	328%

Our general and administrative expenses increased by $701,559 or 328%, from $213,991 for the year ended December 31, 2020 to $915,550 for the year ended December 31, 2021. Such increase was primarily due to an increase in salary and welfare expenses of $494,222 due to increase headcount and pay raise for meeting our business expansion needs, an increase in rental and property management fee of $129,229 due to a newly signed office rental agreement in December 2020 with higher monthly rental fee than the prior one, an increase in depreciation and amortization expenses of $25,974 due to the interior decoration was completed and started amortization, and an increase in others of $18,161 in line with the increase of expansion of business.

Other income and expense

Total net other income was $42,625 for the year ended December 31, 2021, compare to net other expense of $375 for the year ended December 31, 2020, primarily due to an increase in interest income of $10,570.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

Our income tax expense was $777,221 and $39,515 for the years ended December 31, 2021 and 2020, respectively. The increase resulted from the increased taxable income for year ended December 31, 2021.

Net income

We reported a net income of $ 2,308,626 for the year ended December 31, 2021, compared to a net income of $339,968 for the year ended December 31, 2020.

B. Liquidity and Capital Resources

As of December 31, 2022, our cash and restricted cash amounted to $2,654,185 as compared to $3,895,401 as of December 31, 2021.

We believe that our working capital is at a positive position and sufficient to meet our operation requirement in the next 12 months from the financial statements’ issuance date. It is mainly contributed from (1) our current position of cash, (2) cash flows provided by operating activities, and (3) net proceeds received from our initial public offering in April 2023.

All of our operations are conducted in the PRC and all of our revenues and all of our expenses, cash are denominated in RMB. As of December 31, 2022, 95% of our cash were held in China and the remaining 5% of our cash was held in the U.S.

Cash Flows for the Years Ended December 31, 2022, compared to the Year Ended December 31, 2021

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Years ended December 31,
	2022	2021
Net cash (used in) provided by operating activities	$(1,395,937)	$3,774,372
Net cash used in investing activities	(45,679)	(151,538)
Net cash provided by financing activities	304,172	52,034
Effect of exchange rate on cash	(103,772)	49,201
Net (decrease) increase in cash and restricted cash	$(1,241,216)	$3,724,069

Operating Activities

Net cash used in operating activities was $1,395,937 for the year ended December 31, 2022, as compared to $3,774,372 net cash provided by operating activities for the year ended December 31, 2021. The net cash used in operating activities for the year ended December 31, 2022 was mainly due to a net loss of $771,483, a decrease in advance from clients of $409,759, a decrease in accounts payable of $587,098 and a decrease in tax payables of $481,984.

Investing Activities

Net cash used in investing activities was $45,679 for the year ended December 31, 2022, as compared to $151,538 net cash used in investing activities for the year ended December 31, 2021. The net cash used in investing activities for the years ended December 31, 2022 was mainly attributable to purchase of property, equipment and intangible assets.

Financing Activities

Net cash provided by financing for the year ended December 31, 2022 was $304,172, as compared to $52,034 net cash provided by financing activities for the year ended December 31, 2021. The net cash provided by financing activities for the year ended December 31, 2022 was mainly due to advance from related parties of $392,100.

Cash Flows for the Year Ended December 31, 2021, compared to the Year Ended December 31, 2020

The following table summarizes our cash flows for the years ended December 31, 2021 and 2020:

	Years ended December 31,
	2021	2020
Net cash provided by operating activities	$3,774,372	$184,220
Net cash used in investing activities	(151,538)	(129,589)
Net cash provided by financing activities	52,034	101,860
Effect of foreign exchange rate on cash	49,201	10,406
Net increase in cash and restricted cash	$3,724,069	$166,897

Operating Activities

Net cash provided by operating activities was $3,774,372 for the year ended December 31, 2021, as compared to $184,220 net cash provided by operating activities for the year ended December 31, 2020. The net cash provided by operating activities for the year ended December 31, 2021 was mainly due to our net income of $2,308,626, an increase in accounts payable of $565,127, an increase in taxes payable of $405,436, an increase in advance from clients of $372,025, a decrease in accounts receivable - related party of $341,042 and an increase in accruals and other payables of $332,242, partially offset by an increase in accounts receivable of $525,576. The net cash provided by operating activities for the year ended December 31, 2020 was mainly due to our net income of $339,968, an increase in accounts payable of $244,341, an increase in advance from clients of $194,574, an increase in accruals and other payables of $93,639, and an increase in taxes payable of $90,214, partially offset by an increase in accounts receivable of $372,277 and an increase in accounts receivable - related party of $318,647.

Investing Activities

Net cash used in investing activities was $151,538 for the year ended December 31, 2021, as compared to $129,589 net cash used in investing activities for the year ended December 31, 2020. The net cash used in investing activities for the years ended December 31, 2021 was mainly attributable to loan to a shareholder of $1,550,192 (the principal of which was fully repaid as of December 31, 2021), as well as purchase of property and equipment. Tiancheng Capital, as our former shareholder, wanted to borrow a one-time lump sum amount of $1,550,192 from us to finance its general working capital. Since we would like to make full use of our cash surplus, we decided to loan a total of $1,550,192 to Tiancheng Capital at an interest rate of 6.75% per annum. The net cash used in investing activities for the years ended December 31, 2020 was mainly attributable to purchase of property and equipment.

Financing Activities

Net cash provided by financing for the year ended December 31, 2021 was $52,034, as compared to $101,860 net cash provided by financing activities for the year ended December 31, 2020. For the year ended December 31, 2021, we obtained advances of $52,034 from a related party. During the year of 2020, we obtained capital contribution of $71,299 from a shareholder and advances of $30,561 from a related party.

Off-balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Tabular Disclosure of Contractual Obligations

We believe that our current cash and financing from our existing shareholders are sufficient to support operations for at least the next 12 months. However, we may require additional cash resources in the future due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities could result in dilution to our shareholders. Incurring indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Commitments and Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Contractual obligations

As of December 31, 2022, our contractual obligation is as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$605,437	$202,677	$402,760	$-	$-

We believe that our current cash and financing from our existing shareholders are sufficient to support operations for at least the next 12 months. However, we may require additional cash resources in the future due to changing business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities could result in dilution to our shareholders. Incurring indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022 and 2021, the Company was not aware of any litigations or lawsuits against it.

C. Research and development, Patents and License, etc.

Due to the nature of our business, we do not have a research and development policy.

D. Trend information

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, incomes from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Other than as disclosed elsewhere in this Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Revenue Recognition

The Company adopted the new revenue standard Accounting Standards Codification (“ASC”) 606 since January 1, 2020, using the modified retrospective method for contracts that were not completed as of January 1, 2020. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

The Company’s revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. The Company revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, control of the services may be transferred over time or at a point in time. Control of the services is transferred over time if the Company’s performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If a service obligation is delivered over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that service obligation. Otherwise, revenue is recognized at a point in time when service obligation is delivered to the client.

The Company currently generate our revenues from the following main sources:

Revenues from advisory and transaction services

The Company delivers packaged advisory and transaction services to help design a financial plan, build up and maintain the corporate image of our clients, connect clients with potential investors, and present its client to the interested investors. Revenues from advisory and transaction services represent service fees associated with private fundraising transactions, which are recognized on a net basis. The service fee is charged based on a certain percentage of the fund raised by the clients and is only payable upon the completion of fundraising. Revenue is the amount of consideration that the Company expects to receive upon completing the fundraising transactions, which is the only performance obligation of the service. Revenue is recognized at the point when the advisory services have been performed and the fundraising transactions has been completed under the relevant contractual terms. The payment term of advisory and transaction services is three days when the performance obligation is completed.

Revenues from corporate consulting services

The Company provides a combination of corporate consulting services that are bundled and customized to fulfill each client’s unique financial needs. The corporate consulting services include a variety of specific services (e.g. due diligence service, business plans, financing solutions). The Company charges a fixed price for a specific service and recognizes revenue when the Company completes the specific services agreed in the contract. Each specific service is considered as a performance obligation. Each performance obligation is independent of the other and has a specific price identified in the contract. Clients can contract with the Company for any specific services. Since the clients can cancel each specific service without penalty before delivery, the Company does not have the enforceable right to collect payment from the client. Therefore, the services and prices are excluded from the contract until the individual specific service starts or advance payment is received. Before the full and complete delivery of the services, the clients cannot benefit from the performance and cannot control the work in progress. The Company control the rights to the services, and the services can easily be redirected to another client without incurring significant costs. As a result, the revenues do not meet the criteria of recognizing revenue over time, and such services shall only be useful to the client after delivered in full. The revenue is therefore recognized at the point in time when the deliverables, in the form of reports are delivered based on the specific terms of the contract.

Revenues from corporate business training services

Revenues from corporate business training services consist of two types (i) training fees and (ii) set-up fees. Each type of training services is considered as one performance obligation. Both service obligations are related to business training activities, but clients or third-party companies could contract with the Company for any one of the training services.

Training fees

The Company provides corporate business training services through diversified courses. The courses are provided in a short-term period. The revenue is recognized when the courses are delivered. Training fees are collected before providing any service.

Set-up fees

The Company offers referral and marketing service companies set-up services. The Company helps the referral and marketing service companies familiarize themselves with the training and conduct the business in a short period. Thereafter, the referral and marketing service companies have the right to promote the corporate business training services for the Company. A new partner is required to pay a non-refundable set-up fee. Any fees charged to the referral and marketing service companies for the set-up activities are recognized as revenue at the point in time when the set-up services have been completed and the Company has the right to bill the referral and marketing service companies.

Revenues from others

Revenue from others is mainly derived from the small amount from referral services. The revenue from referral services is recognized at the point when both parties are satisfied with the performance obligation that agreed and signed on the contract.

Advance from clients

Advance from clients is the amount will be invoiced and recognized as revenue in future periods when the Company completes its performance obligations.

Our advance from clients mainly consists of the fees for corporate consulting services and corporate business training services. The number of clients for corporate consulting services decreased from 52 in 2021 to 28 in 2022. On the other hand, we held more large group business training programs and newly started the small group business training programs – Project Incubation Camp in 2021. As a result of the expansion of our business, our advance from clients significantly increased from 2020 to 2021. However, due to the impact of the COVID-19 pandemic, we held fewer large group and small group business training programs in 2022, and the number of clients for corporate consulting services dropped to 6 by the end of December 2022. This led to a decrease in our advance from clients.

Practical expedients

Cost to obtain a client – we pay certain costs to obtain a client contract such as commissions. As our client contracts have a contractual term of one year or less, we have elected to apply the practice expedient and expense these costs in selling, general and administrative expense as incurred.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Below is a list of our directors, senior management and any employees upon whose work we are dependent as of the date of this Annual Report, and a brief account of the business experience of each of them. The business address for our directors and officers is Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555 North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, PRC, 511400.

Name	Age	Position(s)
Ruilin Xu	31	Chief Executive Officer, Chairman of the Board of Directors, and Director
Dan Wu	37	Chief Financial Officer
Siqi Cao	42	Director
Kenneth K. Cheng (1)(4)	39	Independent Director
Richard W.Y Seow (2)	61	Independent Director
Tzun Chan (3)	42	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

(4)	Audit Committee financial expert.

Ruilin Xu has been serving as our Director since February 16, 2022, and Chief Executive Officer and Chairman of the board of directors since August 22, 2022. He has approximately ten years of experience in training, consulting and advisory industry. Mr. Xu founded and has been serving as Chief Executive Officer for our operating subsidiary, Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd., since October 2018. From August 2020, he has been serving as a Director of Chengdu Red Eagle Equity Investment Fund Management Co., Ltd., focusing on private placement, mergers and acquisitions and investment in National Equities Exchange and Quotations and Beijing Stock Exchange. Mr. Xu founded and has been serving as Deputy General Manager of Guangzhou Tiancheng Capital Management Group Co., Ltd., a company specialized in venture capital financing, in July 2019, and served as Deputy General Manager until September 30, 2021. From December 2012 to February 2019, Mr. Xu served as the Chief Executive Officer and Chief Instructor of Chengdu Chengbang Enterprise Management Consulting Co., Ltd., the main business of which is enterprise management consulting and it has provided consulting services for hundreds of small and medium-sized enterprises in China. Mr. Xu holds a bachelor’s degree with a major in business administration from Apollos University, USA and is currently pursuing his MBA studies at the EU Business School, Switzerland.

Dan Wu has been serving as our Chief Financial Officer since July 23, 2022, where she is responsible for overseeing the Company’s financial functions including accounting, financial and management reporting, financing, capital management and financial analysis. Ms. Wu has approximately 12 years of experience in the industry of corporate finance and auditing. Since June 2021, Ms. Wu has been holding a senior associate position in Fern Win Capital, a venture capital firm in China. Ms. Wu served as auditor (from August 2011 to June 2016) and corporate finance manager (from July 2016 to March 2021) in Crowe Horwath First Trust LLP (Singapore), one of the leading accounting, tax and advisory services firms in Singapore, where she led and managed statutory audits of various listed companies, as well as provided Generally Accepted Accounting Principles (“US GAAP”) and International Financial Reporting Standards (“IFRS”) advice to a wide range of clients. Ms. Wu holds a bachelor’s degree with a major in economics from the China University of Mining and Technology and a Master of Science in Finance from the University of Stirling, UK.

Siqi Cao has served as our director since July 23, 2022. Mr. Cao has more than 10 years of experience in investment and management. Since April 2016, he has been serving as the managing director and Chief Executive Officer of Fern Win Capital (China) Co., Ltd., a Hong Kong based asset management and venture capital firm, overseeing the firm’s project management and performance. In August 2012, Mr. Cao founded Beijing Shengshi Jiahe Trading Co., Ltd., specializing in corporate advisory services, where he provided professional guidance, assistance, advice and solutions with respect to corporate financial activities. Mr. Cao holds a bachelor’s degree with a major in business administration from the University of Toronto, Canada and a Master of Business Administration from the EU Business School, Switzerland.

Kenneth K. Cheng has been serving as an independent director of the Company since March 29, 2023. Mr. Cheng has over 15 years of experience in accounting, finance and operations. Between October 2021 and January 2023, he has been serving as Senior Director of Finance & Operations at Race Capital, a venture capital firm based in Silicon Valley. Between August 2016 and October 2021, he served as a Controller of 500 Startups, a global venture capital firm and accelerator program. From July 2014 to August 2016, he was the Accounting Manager for Paine & Partners in San Mateo. He also had four years of experience with public accounting firms including PricewaterhouseCoopers LLP from September 2010 to June 2014 as manager and KPMG LLP from January 2006 to December 2008 as Senior Audit Associate. He also worked as Structured Products Manager at HSBC (Hong Kong) from June 2009 to December 2009. Mr. Cheng holds a bachelor’s degree in Economics from University of California, Berkeley. He also holds the Chartered Financial Analysis (“CFA”) designation and is an American Institute of Certified Public Accounting (“CPA”) (inactive) in California.

Richard S.Y Seow has been serving an independent director of the Company since March 29, 2023. Mr. Seow currently serves as Chief Executive Officer of Frontier Capital Advisory Pte Ltd, a business consulting company that he founded in July 2009. Mr. Seow was the Executive Director and a Board Member of Hin Fah Medical Company Limited, a public company limited by shares registered in Singapore, from December 2012 to May 2019, and currently is Alternate Executive Director and Alternate Board Member since May 2019. From June 2017 to September 2019, Mr. Seow served as Director and Consultant of SBI E2 Family Advisory Company Limited, a company registered in Hong Kong, listed on the Stock Exchange of Hong Kong Limited and registered with the Securities and Futures Commission of Hong Kong with Type 1, 4 and 9 regulated activities. Mr. Seow served as Vice President of Rycal Asia-Pacific Group, a subsidiary of Rycal Investment Group Limited (UK), focusing on Real Estate Investment. Mr. Seow holds a Bachelor of Science in Electrical Engineering (BSEE) from California State University, USA and Master of Business Administration (MBA) from Oklahoma City University, USA.

Tzun Chan has been serving as an independent director of the Company since March 29, 2023. Mr. Chan has more than 17 years of investment banking experience advising on public listings, mergers & acquisitions and corporate advisory transactions. He has been the Chief Executive Officer of Crowe Horwath Capital Pte. Ltd. since June 2020 and was Director from April 2017 to May 2020. Prior to joining Crowe Horwath Capital Pte Ltd, he held positions at various financial institutions including Partners Capital (Singapore) Pte. Ltd. from November 2009 to March 2017 as Director, Phillip Securities Pte Ltd from November 2006 to November 2009 as Assistant Vice President, and KBC Bank N.V. from December 2004 to October 2006 as Officer. Mr. Chan holds a degree of Bachelor of Science from the London School of Economics and Political Science with a First Class Honours in Economics.

B. Compensation

Executive Compensation

For the fiscal years ended December 31, 2022 and 2021, we paid an aggregate of RMB627,346 (approximately $93,230) and RMB85,000 (approximately $13,177), respectively, which is the total amount of base salary plus bonus, in cash to our CEO. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Employment Agreements

We entered into one-year employment agreements with Ruilin Xu as CEO on August 22, 2022, and Dan Wu as CFO on July 23, 2022. Pursuant to their respective employment agreements, we agreed to pay to each of them a monthly remuneration of $3,000. Each of the employment agreement will be renewed automatically for additional one (1) year terms if neither the Company nor the executive officer provides a notice of termination of the employment to the other party within thirty (30) days prior to the expiration of the applicable term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the convictions or pleads guilty to certain criminal offenses, gross negligence, dishonesty, willful misconducts or willful disobedience of a lawful directive of the board. We may also terminate the employment without cause, at any time, upon thirty (30) days’ prior written notice to the executive officers. An executive officer may terminate his or her employment at any time with a thirty (30) days’ written notice for certain good reasons. Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment. In addition, the executive officers are also eligible for cash bonus and equity incentives, as determined by the board.

Director Compensation

For the fiscal year ended December 31, 2022, we did not compensate our directors. On May 14, 2023, the Board of Directors approved the payment of a cash fee of $2,000 per month to each independent director of the Company effective as of April 1, 2023, payable on a quarterly basis on the last day of each quarter.

C. Board Practices

Composition of Board

Our Board of Directors consists of five (5) directors as of this Annual Report. Pursuant to our Amended and Restated Memorandum and Articles of Association, each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. All of our executive officers are appointed by and serve at the discretion of our board of directors.

There is no formal requirement under the Company’s Amended and Restated Memorandum and Articles of Association mandating that we hold an annual meeting of our shareholders. However, notwithstanding the foregoing, we intend to hold such meetings on our annual meeting to, among other things, elect our directors.

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan is “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee consists of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan, with Kenneth K. Cheng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Kenneth K. Cheng qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

The Audit Committee is responsible for, among other matters:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our Compensation Committee consists of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan, with Richard W.Y Seow serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of consists of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan, with Tzun Chan serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

The Nominating and Corporate Governance Committee is responsible for, among other matters:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Interested Party Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must disclose the nature of his interest to all other directors at a meeting of the board after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice given to the board by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings, property, assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Diversity Matrix

Board Diversity Matrix (As of May 1, 2023)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	0	5	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of the date of this Annual Report, we have a total of 71 full-time employees, of which 31 are in sales and marketing, 17 are in client services, 8 are in finance department, and 15 are in general administration.

We have standard employment, comprehensive confidentiality with our management and standard confidentiality and non-compete terms with all other employees. As required by laws and regulations in China, we participate in various social security plans that are organized by municipal and provincial governments, including pension insurance, medical insurance, unemployment insurance, maternity insurance, job-related injury insurance and housing fund. We are required by PRC laws to make contributions to employee social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employee is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

E. Share Ownership

See Item 7 below.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following tables set forth certain information with respect to the beneficial ownership of our Class A Ordinary Shares (including Class A Ordinary Shares issuable upon the conversion of outstanding Class B Ordinary Shares) for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A Ordinary Shares or Class B Ordinary Shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to share options that are exercisable within 60 days of the date of this Annual Report. Class A Ordinary Shares issuable pursuant to share options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. As of the date of this Annual Report, there were no Class A Ordinary Shares issuable pursuant to share options exercisable within 60 days thereof.

The percentage of beneficial ownership owned is based on 10,963,040 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
	Shares	% of Total Voting Power*	Shares	% of Total Voting Power*
Directors and Executive Officers
Ruilin Xu (1)	480,000	0.55%	3,786,960	87.36%
Dan Wu	-	-%	-	-%
Siqi Cao (2)	384,000	-%	-	-%
Kenneth K. Cheng	-	-%	-	-%
Richard W.Y Seow	-	-%	-	-%
Tzun Chan	-	-%	-	-%
All directors and executive officers as a group (six persons)	864,000	0.55%	3,786,960	87.36%

5% Beneficial Owners
Xu Ruilin Capital CO., Ltd (1)	480,000	0.55%	3,786,960	87.36%
Fern Win Talent Holding Co., Ltd (2)	960,000	1.11%	-	-%
TIANCHENGYIHAO Holding Ltd (3)	1,141,920	1.32%	-	-%
Astra Capital Ltd (4)	720,000	0.83%	-	-%
Huang Fei Holding Co., Ltd (5)	694,320	0.80%	-	-%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 20 votes.

(1)	Includes 480,000 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Ruilin Xu. The address of Xu Ruilin Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu.

(2)	Includes 960,000 Class A Ordinary Shares held by Fern Win Talent Holding Co., Ltd (“Fern Win”), 40% of which are ultimately beneficially owned through certain holding companies by Siqi Cao and 60% by Jiaqi Hao. Mr. Cao is the sole director of Fern Win; as a result, Mr. Cao may be deemed to have voting and investment control over the shares owned by Fern Win. Mr. Cao disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Fern Win is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	TIANCHENGYIHAO Holding Ltd (“TIANCHENGYIHAO”) is a limited liability company incorporated under the British Virgin Islands laws. The address of TIANCHENGYIHAO is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over TIANCHENGYIHAO is Youjun Tan.

(4)	Astra Capital Ltd (“Astra Capital”) is a limited liability company incorporated under the British Virgin Islands laws. The address of Astra Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Astra Capital is Dong Meng.

(5)	Huang Fei Holding Co., Ltd (“Huang Fei Holding”) is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Fei Huang. The address of Huang Fei Holding is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Huang Fei Holding is Fei Huang.

As of the date of this Annual Report, there were 24 holders of record entered in our Class A ordinary share  register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

B. Related Party Transactions

A related party is defined as any person who is or was (since the beginning of the last fiscal year, even if such person does not presently serve in that role) (a) an enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Company; (b) an associate, which is an unconsolidated enterprise in which the Company has a significant influence or which has significant influence over the Company; (c) an individual owning, directly or indirectly, more than 10% of any class of the Company’s voting securities, and immediate family members of such individual; (d) an executive officer, director or nominee for director of the Company and immediate family members of such individual; and (e) an enterprise in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence (which includes enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company).

Set forth below are the related party transactions that we have entered into during the last three fiscal years and up to the date of this Annual Report.

Material Transactions with Related Parties

1) Related party balances

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Accounts receivable - related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	$-	$-	$245,211
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(b)	-	-	91,954
		$-	$-	$337,165

Interest receivable - shareholder
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	$-	$4,825	$-

Accounts payable - related party
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	(c)	$-	$1,285	$-
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(b)	-	-	15,326
		$-	$1,285	$15,326
Due to related parties
Mr. Ruilin Xu (the Company’s Chief Executive Officer)		$30,592	$85,784	$32,337
Mr. Siqi Cao (the Company’s Director)	(d)	1,098,413	-	-
		$1,129,005	$85,784	$32,337

(a)	Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”) is the former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. The Company provided advisory and transaction services for Tiancheng Capital.

(b)	Mr. Ruilin Xu, the Company’s Chief Executive Officer, holds 70% equity interest in Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd. (“Tianting”) until October 14, 2020. Tianting is one of the Company’s suppliers before October 2020. The Company provided advisory and transaction services for Tianting started from November 2020.

(c)	Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.
(d)	Mr. Siqi Cao, the Company’s director, paid certain professional fees on behalf the Company.

The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2022, 2021 and 2020

Name of related parties		December 31, 2022	December 31, 2021	December 31, 2020
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	$-	$1,025,937	$717,091
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(f)	-	-	81,985
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(e)	-	-	8,174
		-	$1,025,937	$807,250

Cost of revenues
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(e)	$-	$1,289	$-
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	(c)	-	1,257	-
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(f)	-	-	127,387
		-	$2,546	$127,387

Selling expense
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(e)	-	$1,302	$-

Interest income
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	-	$4,767	$-

(e)	Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

(f)	Mr. Ruilin Xu, the Company’s Chief Executive Officer, holds 70% equity interest in Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd. (“Tianting”) till October 14, 2020. Tianting is one of the Company’s suppliers before October 2020. The Company provided advisory and transaction services for Tianting started from November 2020.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 19 for our audited consolidated financial statements.

Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not currently a party to any legal proceedings that in the opinion of the management, if determined adversely to us, would have a material adverse effect on our business, financial condition, operating results or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely principally on transfer of funds, dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

B. Significant Changes

Except as disclosed elsewhere in this Annual Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Annual Report.

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333- 269290) became effective on March 29, 2023. Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “TCJH”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “TCJH”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Amended and Restated Memorandum and Articles of Association were filed as Exhibit 3.2.1 and Exhibit 3.2.2 to the Registration Statement filed on January 18, 2023 and are hereby incorporated by reference into this Annual Report.

C. Material Contracts

The information required by Item 10.C of Form 20-F is included in the sections titled “Our Business,” “Directors and Executive Officers,” “Related Party Transactions,” and “Underwriting” in our Registration Statement, which sections are incorporated herein by reference.

D. Exchange Controls

Under Cayman Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares.

E. Taxation

The following summary of material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares except those which hold interests in land in the Cayman Islands.

People’s Republic of China Taxation

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, became effective on January 1, 2008, and was last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the PRC EIT Law and its implementation rules, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular of the SAT on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in the PRC only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status.

United States Federal Income Taxation Considerations

The following does not address the tax consequences to any particular investor or to person in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperative;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders (as defined below) that purchase Class A Ordinary Shares in the initial public offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (as defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the U.S. in effect as of the date of this Annual Report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Annual Report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the U.S., or we are eligible for the benefits of an approved qualifying income tax treaty with the U.S. that includes an exchange of information program, (2) we are not a PFIC (as defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the U.S. and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the U.S. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the U.S. if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this Annual Report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in USD) for the share and your tax basis (in USD) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income;

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Class A Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, prospective investors should assume that a qualified electing fund election will not be available. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed the Registration Statement with the SEC.

As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — A. History and Development of the Company.”

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. While interest-earning instruments carry a degree of interest rate risk, we have not been exposed, nor do we anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated by 6.2% in fiscal year 2020, depreciated by 2.5% in fiscal year 2021 and depreciated by 8.2% in fiscal year 2022.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2022 and December 31, 2021, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

The ongoing coronavirus pandemic that surfaced in China and is spreading throughout the world has had a material adverse effect on the Company’s industry and the markets in which it operates. The Company’s revenues and workforce are concentrated in China. The pandemic has caused its customers to take longer time to make payments, which subjects it to increased credit exposures.

For the credit risk related to trade accounts receivable, the Company performs ongoing credit evaluations of its clients and, if necessary, maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

With the exception of Items 12.D.3 and 12.D.4, this Item 12 is not applicable for annual reports on Form 20-F. As to Items 12.D.3 and 12.D.4, this Item 12 is not applicable, as the Company does not have any American Depositary Shares.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, in relation to our initial public offering of 2,750,000 Class A Ordinary Shares. The Class A Ordinary Shares were sold at an offering price of $4.00 per share, generating gross proceeds of approximately $11.0 million, and net proceeds of approximately $9.2 million.

We have earmarked and have been using the proceeds of the initial public offering as follows: (i) 30% of the proceeds for personnel training and recruitment of qualified personnel; (ii) 20% for system improvement, building online platforms for future online courses; (iii) 10% for enhancement of brand recognition through multi-channel marketing; (iv) 30% for mergers and acquisitions within the industry; and (v) 10% for general corporate purposes and working capital, including potential strategic investments and acquisitions.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2022. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2022 were not effective at the reasonable assurance level due to the material weakness   described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2022, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

To remediate the material weakness and significant deficiency described above, we plan to undertake   the following actions: (i) hiring more qualified staff to fill up the key roles in the operations; (ii) setting up a financial and system control framework with formal documentation of polices and controls in place; and (iii) hiring additional qualified financial professionals such as corporate controller familiar with U.S. GAAP to increase the number of qualified financial reporting personnel and monitor daily transaction recording and general ledger work.

As defined under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Attestation Report of the Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this annual report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Kenneth K. Cheng is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table   represents the approximate aggregate fees for services rendered by Marcum Asia CPAs LLP and Friedman LLP for the periods indicated:

	December 31, 2022	December 31, 2021
	USD	USD
Audit Fees	$262,100	$320,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$262,100	$320,000

“Audit fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective September 1, 2022, Friedman LLP combined with Marcum LLP and continues to operate as an independent registered public accounting firm. On November 1, 2022, our Board of Directors dismissed Friedman LLP and engaged Marcum Asia CPAs LLP to serve as our independent registered public accounting firm. The services previously provided by Friedman LLP are now provided by Marcum Asia CPAs LLP.

Friedman LLP’s reports on our consolidated financial statements for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during our two most recent fiscal years and through November 1, 2022, there have been no disagreements with Friedman LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman LLP’s satisfaction, would have caused Friedman LLP to make reference to the subject matter of the disagreement in connection with its reports on our financial statements for such periods.

For the years ended December 31, 2021 and 2020 and the subsequent interim period through November 1, 2022, there were no ‘reportable events’ as that term is described in Item 16F(a)(1)(v) of the Form 20-F, other than the material weaknesses and significant deficiencies reported by management in the Risk Factors section of this Annual Report.

We provided Friedman LLP with a copy of the above disclosure and requested that Friedman LLP furnish us with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman LLP’s letter is filed as Exhibit 16.1 to this Annual Report.

During the years ended December 31, 2021 and 2020 and through November 1, 2022, neither our Company nor anyone acting on our behalf consulted Marcum Asia CPAs LLP with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Item 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Top KingWin Ltd, and its subsidiaries are included at the end of this Annual Report, beginning with page F-1.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) filed with the Securities and Exchange Commission on March 22, 2023)
1.2	Amended and Restated Articles of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.2 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.2*	Description of Securities
4.1	Employment Agreement between Top KingWin Ltd and its CEO Ruilin Xu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.2	Employment Agreement between Top KingWin Ltd and its CFO, Dan Wu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.4	Loan Agreement between Guangzhou Tiancheng Capital Management Group Co., Ltd. and Tiancheng Jinhui, dated December 8, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.5	English Translation of Lease Agreement between Guangzhou Panyu Energy Saving Technology Park Development Co., Ltd. and Tiancheng Jinhui, dated November 26, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.6	English Translation of Lease Agreement between Guangzhou Panyu Energy Saving Technology Park Development Co., Ltd. and Tiancheng Jinhui, dated June 6, 2022 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.7	English Translation of Purchase Agreement between Guangdong Tiancheng Education Consulting Co., Ltd. and Guangzhou Juxing Consulting Co., Ltd, dated November 30, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)

4.8	English Translation of Purchase Agreement between Guangdong Tiancheng Education Consulting Co., Ltd. and Guangzhou Baiyun District Yongping Xuqi Information Service Office, dated January 28, 2021 (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.9*	English Translation of the form of Sales Agreement (for a few customers)
4.10	English Translation of the form of Sales Agreement (for a few customers) (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.11*	English Translation of the form of Sales Agreement (for a few customers)
4.12	Underwriting Agreement (Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K filed on April 20, 2023)
8.1	Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1**	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2**	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
16.1*	Letter from Friedman LLP to the U.S. Securities and Exchange Commission, dated May 16, 2023
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Top KingWin Ltd

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	May 16, 2023

TOP KINGWIN LTD

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Top KingWin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top KingWin Ltd (the “Company”) as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also audited adjustments to the 2021 financial statements to retroactive effect to the nominal issuance of shares as described in Note 14. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the Company’s 2021 financial statements other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 financial statements as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

May 16, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Top KingWin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top KingWin Ltd and Subsidiaries (collectively, the “Company”) as of December 31, 2021, and the related consolidated statements of operations and comprehensive income, change in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the nominal issuance of shares described in Note 14, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We served as the Company’s auditor from 2021 through 2022.

New York, New York

August 26, 2022

TOP KINGWIN LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(In USD)

	2022	2021
ASSETS
CURRENT ASSETS
Cash	$2,654,185	$3,816,940
Restricted cash	-	78,461
Accounts receivable, net	95,691	921,235
Interest receivable - related party	-	4,825
Prepayments	12,248	104,307
Other receivables	97,911	36,706
Total current assets	2,860,035	4,962,474

NON-CURRENT ASSETS
Property and equipment, net	210,330	236,166
Intangible assets, net	30,538	20,063
Operating lease right-of-use assets	522,278	623,236
Other non-current assets	40,376	36,809
Deferred offering costs	1,306,313	-
Deferred tax assets	118,159	-
Total non-current assets	2,227,994	916,274

TOTAL ASSETS	$5,088,029	$5,878,748

LIABILITIES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES
Accounts payable	$264,006	$836,787
Accounts payable - related party	-	1,285
Operating lease liabilities - current	165,506	130,198
Advance from clients	187,630	587,396
Due to related parties	1,129,005	85,784
Taxes payable	37,919	508,149
Accruals and other payables	1,108,910	437,770
Total current liabilities	2,892,976	2,587,369

Operating lease liabilities - non-current	373,068	494,425
Total non-current liabilities	373,068	494,425

TOTAL LIABILITIES	3,266,044	3,081,794

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 8,213,040 shares issued and outstanding as of December 31, 2022 and 2021*	$821	$821
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2022 and 2021*	379	379
Share subscription receivables*	(1,200)	(1,200)
Additional paid-in capital	114,726	114,726
Statutory reserve	282,545	282,545
Retained earnings	1,563,563	2,335,046
Accumulated other comprehensive (loss) income	(138,849)	64,637
Total shareholders’ equity	1,821,985	2,796,954

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,088,029	$5,878,748

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In USD)

	2022	2021	2020
REVENUES
-- Third parties	$3,122,324	$5,268,730	$526,680
-- Related parties	-	1,025,937	807,250
	3,122,324	6,294,667	1,333,930

COST OF REVENUES	(957,112)	(1,356,798)	(461,038)

GROSS PROFIT	2,165,212	4,937,869	872,892

OPERATING EXPENSES
Selling expenses	(948,565)	(979,097)	(279,043)
General and administrative expenses	(2,136,437)	(915,550)	(213,991)
Total operating expenses	(3,085,002)	(1,894,647)	(493,034)

(LOSS) INCOME FROM OPERATIONS	(919,790)	3,043,222	379,858

OTHER INCOME (EXPENSE), NET
Other income	31,248	44,040	2,253
Other expense	(4,054)	(1,415)	(2,628)
Total other income (expenses), net	27,194	42,625	(375)

NET (LOSS) INCOME BEFORE INCOME TAXES	(892,596)	3,085,847	379,483

Income tax benefit (expense)	121,113	(777,221)	(39,515)

NET (LOSS) INCOME	(771,483)	2,308,626	339,968

Other comprehensive (loss) income
Foreign currency translation (loss) income	(203,486)	39,076	25,897

TOTAL COMPREHENSIVE (LOSS) INCOME	$(974,969)	$2,347,702	$365,865

Basic and diluted (loss) earnings per share*	$(0.06)	$0.19	$0.03

Weighted average number of common shares outstanding - basic and diluted*	12,000,000	12,000,000	12,000,000

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In USD)

	Class A ordinary shares		Class B ordinary shares		Share subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Receivables*	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2019	$8,213,040	821	3,786,960	379	(1,200)	$43,427	$-	$(31,003)	$(336)	$12,088
Net income	-	-	-	-	-	-	-	339,968	-	339,968
Statutory reserve	-	-	-	-	-	-	24,320	(24,320)	-	-
Capital contribution from a former shareholder	-	-	-	-	-	71,299	-	-	-	71,299
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	25,897	25,897

Balance, December 31, 2020	8,213,040	821	3,786,960	379	$(1,200)	$114,726	$24,320	$284,645	$25,561	$449,252
Net income	-	-	-	-	-	-	-	2,308,626	-	2,308,626
Statutory reserve	-	-	-	-	-	-	258,225	(258,225)	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	39,076	39,076

Balance, December 31, 2021	8,213,040	$821	3,786,960	$379	$(1,200)	$114,726	282,545	$2,335,046	$64,637	$2,796,954

Net loss	-	-	-	-	-	-	-	(771,483)	-	(771,483)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(203,486)	(203,486)
Balance, December 31, 2022	8,213,040	$821	3,786,960	$379	$(1,200)	$114,726	$282,545	$1,563,563	$(138,849)	$1,821,985

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(In USD)

	2022	2021	2020
Cash flows from operating activities
Net (loss) income	$(771,483)	$2,308,626	$339,968
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	109,972	13,952	-
Depreciation and amortization	64,657	35,428	9,454
Deferred tax benefit	(121,113)	-	-
Changes in assets and liabilities
Accounts receivable	736,207	(525,576)	(372,277)
Other receivables	(62,734)	(20,682)	(14,557)
Prepayments	94,360	(15,118)	(82,149)
Accounts receivable - related party	-	341,042	(318,647)
Interest receivable - related party	4,946	(4,767)	-
Other non-current assets	(3,656)	(4,301)	(29,958)
Accounts payable	(587,098)	565,127	244,341
Accruals and other payables	72,918	332,242	93,639
Advance from clients	(409,759)	372,025	194,574
Accounts payable - related party	(1,317)	(14,234)	14,484
Taxes payable	(481,984)	405,436	90,214
Operating lease liabilities	(39,853)	(14,828)	15,134
Net cash (used in) provided by operating activities	(1,395,937)	3,774,372	184,220

Cash flows from investing activities
Purchase of property and equipment	(32,199)	(131,577)	(129,589)
Purchase of intangible asset	(13,480)	(19,961)	-
Loan to a shareholder	-	(1,550,192)	-
Loan repaid by a shareholder	-	1,550,192	-
Net cash used in investing activities	(45,679)	(151,538)	(129,589)

Cash flows from financing activities
Capital contribution from a former shareholder	-	-	71,299
Due to related parties	392,100	52,034	30,561
Repayment to related parties	(87,928)	-	-
Net cash provided by financing activities	304,172	52,034	101,860

Effect of exchange rates on cash	(103,772)	49,201	10,406

Net (decrease) increase in cash and restricted cash	(1,241,216)	3,724,069	166,897

Cash and restricted cash at beginning of year	3,895,401	171,332	4,435

Cash and restricted cash at end of year	$2,654,185	$3,895,401	$171,332

Cash at end of year	$2,654,185	$3,816,940	$171,332
Restricted cash at end of year	-	78,461	-
Cash and restricted cash at end of year	$2,654,185	$3,895,401	$171,332

Supplemental disclosure information
Cash paid for interest expenses	$-	$-	$-
Cash paid for income tax	$480,263	$398,044	$1,363
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$119,820	$627,176	$614,432
Borrowings from a related party to pay deferred offering costs	$706,313	$-	$-
Deferred offering costs in accrual and other payables	$600,000	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31 2022 AND 2021

(In USD)

Note 1 - ORGANIZATION AND BUSINESS

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services, including corporate business training, corporate consulting, advisory and transaction services to its clients in the People’s Republic of China (the “PRC”).

Top KingWin Ltd (“KingWin”) is a holding company incorporated in Cayman Island on February 16, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Sky Kingwin Ltd (“KingWin BVI”) established under the laws of the British Virgin Islands on March 15, 2022. KingWin BVI is also a holding company holding all of the outstanding equity of SKY KINGWIN (HK) LIMITED (“KingWin HK”) which was incorporated in Hong Kong on April 19, 2022. KingWin HK is a holding company holding all of the outstanding equity of Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (“Tiancheng Jinhui”) which was established on October 25, 2018 under the law of the PRC.

Reorganization

A reorganization of the Company’s legal structure was completed on July 1, 2022, the former shareholders transferred their 100% ownership interest in Tiancheng Jinhui to KingWin HK, which is 100% owned by KingWin through KingWin BVI. After the reorganization, KingWin owns 100% equity interests of KingWin BVI, KingWin HK and Tiancheng Jinhui. The controlling shareholder of KingWin is the same as that of Tiancheng Jinhui prior to the reorganization.

The reorganization involved the incorporation of KingWin, and its wholly owned subsidiaries, KingWin BVI, and KingWin HK; and the transfer of all equity ownership of Tiancheng Jinhui to KingWin HK from the former shareholders of Tiancheng Jinhui. Following the transfer, the Company issued 68,442 of Class A ordinary shares (“Class A Ordinary Share”) and 31,558 of Class B ordinary shares (“Class B Ordinary Shares”) with par value $0.0001 per share to the former shareholders of Tiancheng Jinhui.

As part of the reorganization, on January 10, 2023, the Company issued a total of 8,144,598 Class A Ordinary Shares and 3,755,402 Class B Ordinary Shares to its existing shareholders, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance included (i) 8,213,040 Class A Ordinary Shares and (ii) 3,786,960 Class B Ordinary Shares.

The transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling-of-interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets were recognized in the transaction, and no goodwill was recognized as a result of the combination.

The consolidated financial statements reflect the activities of Tiancheng Jinhui, the Company’s PRC operating subsidiary. KingWin, KingWin BVI and KingWin HK have no operations or activity other than being the holding company of their respective immediate subsidiary.

Name of Entity	Background	Ownership	Principle activities
Sky Kingwin Ltd	British Virgin Islands (“BVI”) Company	KingWin (100% Hold)	Holding company

SKY KINGWIN (HK) LIMITED	Hong Kong (“HK”) Limited Company	KingWin BVI (100% Hold)	Holding company

Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (formerly known as “Guangdong Tiancheng Education Consulting Co., Ltd.” and “Vipshop (Guangdong) Food Co., Ltd.”)	The People’s Republic Of China (“PRC”) Company	KingWin HK (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

On April 20, 2023, the Company consummated the initial public offering of 2,750,000 Class A Ordinary Shares, at a public offering price of $4.00 per share. The gross proceeds to the Company from the offering, before deducting commissions, expense allowance, and expenses, were approximately $11 million.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the United States Securities and Exchange Commission (“SEC”).

(b) Use of Estimates

The preparation of these consolidated financial statements requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant estimates required to be made by management, include, but are not limited to, the assessment of a provision for doubtful accounts, the useful lives of property and equipment and intangible asset, and valuation of deferred tax assets. Actual results may differ from those estimates under different assumptions or conditions.

(c) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(d) Fair value measurements

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value, and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that may reflect the Company’s own assumptions that cannot be corroborated with observable market data.

Management of the Company is responsible for considering the carrying amount of cash, restricted cash, accounts receivable, net, prepayments, other receivables, accounts receivable - related party, interest receivable - related party, accounts payable, operating lease liabilities -current, advance from clients, accounts payable - related party, due to related parties, taxes payable, and accruals and other payables based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

(e) Cash

Cash primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. The Company maintains most of its bank accounts in the PRC.

(f) Restricted Cash

Restricted cash represents restricted cash held by banks as guarantee deposit for a contractual dispute which closed as of December 31, 2021 and the restricted cash has been released on February 8, 2022. Thus, there was no restricted cash as of December 31, 2022.

(g) Accounts Receivable, Net

Accounts receivable include trade accounts due from clients. Accounts are considered overdue over 90 days. Management reviews its receivables on a regular basis to determine if the provision of doubtful accounts is adequate and provides provision when necessary. The provision is based on management’s best estimates of specific losses on individual client exposures, as well as the historical trends of collections. Account balances are charged off against the provision after all means of collection have been exhausted and the likelihood of collection is not probable.

(h) Prepayments

Prepayments primarily consist of the prepayments to the service suppliers for the Company event hosting, planning, and execution. The Company maintains a provision for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service, significant one-time events, and historical experience. As of December 31, 2022 and 2021, no provision for doubtful accounts for prepayments was made.

(i) Other Receivables

Other receivables represent advance payments made to cooperative parties for expenses and money owed to the Company by third parties, which normally includes insignificant receivable amounts.

(j) Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated useful lives (years)
Leasehold improvement	5
Vehicle	4
Office equipment	5
Electronic equipment	3

(k) Intangible Assets, net

Intangible assets are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible assets represents a production copyright that the Company purchased externally and is amortized straight-line over 10 years in accordance with the way the Company estimates to generate economic benefits from such copyright.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Copyright	10
Trademarks	10
Software	10

(l) Impairment of Long-lived Assets

Long-lived assets, including property and equipment with finite lives and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company as of December 31, 2022 and 2021.

(m) Lease

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-02. Under this guidance, the Company determines if an arrangement is a lease or contains a lease at inception, operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating lease, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. Operating lease right-of-use (“ROU”) assets represent the Company’s right to control the use of an identified asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are generally recognized based on the amount of the initial measurement of the operating lease liabilities. Lease expense is recognized on a straight-line basis over the lease term. The Company elected the package of practical expedients permitted under the transition guidance to combine the lease and non-lease components as a single lease component for operating lease associated with the Company’s office space lease, and to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

The Company has two operating leases for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

The Company recognized no impairment of ROU assets as of December 31, 2022 and 2021.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

(n) Deferred Offering Costs

Pursuant to ASC 340-10-S99-1,  costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. Deferred offering costs consist of underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the proposed public offering.

The Company recorded related offering costs as deferred offering costs and wrote off as a reduction of equity at the time of listing, rather than as part of the current period’s income or loss.

(o) Revenue Recognition

The following five steps are applied to achieve the core principle of the new revenue standard: (i) identify contract(s) with a client; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

The Company’s revenues are recognized when persuasive evidence of an arrangement exists, service has occurred, and all performance obligations have been performed pursuant to the terms of the agreement, the sales price is fixed or determinable and collectability is reasonably assured. The Company revenue agreements generally do not include a right of return in relation to the delivered products or services. Depending on the terms of the agreement and the laws that apply to the agreement, service obligations may be delivered over time or at a point in time. Control of the services is transferred over time if the Company’s performance:

-	provides all of the benefits received and consumed simultaneously by the client;

-	creates and enhances an asset that the client controls as the Company performs; or

-	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance complete to date.

If control of services transfers over time, revenue is recognized over the period of the agreement by reference to progress toward complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the client obtains control of the services.

The Company currently generates its revenue from the following main sources:

Revenues from advisory and transaction services

The Company deliver packaged advisory and transaction services to help design a financial plan, build up and maintain the corporate image of our clients, connect clients with potential investors, and present its client to the interested investors. Revenues from advisory and transaction services represent service fees associated with private fundraising transactions, which are recognized on net basis. The service fees were charged based on a certain percentage of the fund raised by the clients, which were only payable upon the completion of fundraising. The revenues are the amount of consideration to which the Company expects to be entitled in complete the fundraising transactions, the only performance obligation of the service. Revenue is recognized at the point when the advisory services have been conducted and the underlying fundraising transactions are completed under the terms of the respective contract. Payment term of advisory and transaction services is three days when the performance obligation completed.

Revenues from corporate consulting services

The Company provides a combination of corporate consulting services that are bundled and customized to fulfill each client’s unique financial needs. The corporate consulting services include various specific services (e.g., due diligence service, business plans, financing solutions). The Company charged a fixed price for a specific service and revenue is recognized when the Company completes the specific services agreed upon in the contract. Each of the specific services is considered as one performance obligation. Each performance obligation is independent to each other with specific price identified in the contract and the clients could contract with the Company for any one of the specific services. Since clients can cancel each specific service before it is delivered without any penalty, the Company does not have an enforceable right to payment from the client, and thus the services and prices are excluded from the contract until the individual specific service starts or advance payment is received. Before the full and complete delivery of the services, the clients cannot benefit from the performance and cannot control the work in progress. The Company control the rights to the services, and the services can easily be redirected to another client without incurring significant costs. As a result, the revenues do not meet the criteria of recognizing revenue over time, and such services shall only be useful to the client after delivered in full. The revenue is therefore recognized at the point in time when the deliverables, in the form of reports are delivered based on the specific terms of the contract.

Revenues from corporate business training services

Revenues from corporate business training services consist of two types (i) training fees and (ii) set-up fees. Each type of the training services is considered as one performance obligation. Each performance obligation is independent to each other and its clients could contract with the Company for any one of the training services.

(i)	Training fees

The Company provides corporate business training services through diversified courses. The courses are provided in a short-term period. The revenue is recognized when the courses are fully delivered. Training fees are collected before providing any service and is recorded as advances from clients.

(ii)	Set-up fees

The Company offers referral and marketing service companies set-up services. The Company helps the referral and marketing service companies familiarize themselves with the training and conduct the business in a short period. Thereafter, the referral and marketing service companies have the right to promote the corporate business training services for the Company. A new partner is required to pay a non-refundable set-up fee. Any fees charged to the referral and marketing service companies for the set-up activities are recognized as revenue at the point in time when the set-up services have been completed and the Company has the right to bill the referral and marketing service companies.

Revenues from others

Revenue from others is mainly derived from the small amount from referral services. The revenue from referral services  is recognized at the point when both parties are satisfied with the performance obligation that agreed and signed on the contract.

Advance from clients

Advance from clients is the amount that will be invoiced and recognized as revenue in future periods, at a point in time, when the Company completes its performance obligations.

Changes in advance from clients as follows:

	Years Ended December 31,
	2022	2021	2020

Advance from clients, beginning of the period	$587,396	$205,881	$-
Revenue deferred during the period	84,945	484,364	205,881
Recognition of revenue deferred in prior periods	(316,154)	(102,849)	-
Refund to clients	(131,590)	-	-
Foreign currency translation adjustment	(36,967)	-	-
Advance from clients, end of the period	$187,630	$587,396	$205,881

Advance from clients is mainly consists of the fee for corporate consulting services and corporate business training services.

Practical expedients

Cost to obtain a client – the Company pays certain costs to obtain a client contract such as commissions. As the Company’s client contracts have a contractual term of one year or less, it has elected to apply the practice expedient and expense these costs in selling, general and administrative expense as incurred.

Revenues by services:

	Years Ended December 31,
	2022	2021	2020
Revenues
Advisory and transaction service	$2,000,219	$3,878,847	$715,909
Corporate business training service	256,356	1,467,563	294,577
Corporate consulting service	862,081	839,531	287,714
Others	3,668	108,726	35,730
Total revenues	$3,122,324	$6,294,667	$1,333,930

Revenue by recognition over time vs at point in time:

	Years Ended December 31,
	2022	2021	2020
Revenue by recognition over time	$-	$-	$-
Revenue by recognition at a point in time	3,122,324	6,294,667	1,333,930
Total revenues	$3,122,324	$6,294,667	$1,333,930

(p) Cost of Revenues

The Company’s service costs primarily include (1) referral fees paid to agent companies for the recommendation of potential clients, (2) service fees paid to outsourcing providers, and (3) commission fees of service personnel paid to third parties and the Company’s staff.

(q) Income Tax

The Company accounts for income taxes under ASC 740. Current income taxes are provided based on net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2022 are subject to examination by any applicable tax authorities.

(r) Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the years ended December 31, 2022, 2021 and 2020.   Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of income and comprehensive income.

(s) Foreign Currency Translation and transaction

The reporting currency of the Company is the USD. Tiancheng Jinhui conducts its business in the local currency, Chinese Yuan (“RMB”), as its functional currency. Except for Tiancheng Jinhui, the Company and its subsidiaries in Cayman Islands, BVI and HK use USD as its functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of income and comprehensive income.

The consolidated financial statements are presented in USD. Assets and liabilities are translated into USD at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts, except for the change in retained earnings, are translated using the historical exchange rates at the date of entry to shareholder equity; the change in retained earnings uses historical exchange rates of each period’s statement of income. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts
December 31, 2022	RMB6.8972 to $1
December 31, 2021	RMB6.3726 to $1
December 31, 2020	RMB6.5250 to $1

Statement of income and comprehensive income, and cash flows items
For the year ended December 31, 2022	RMB6.7290 to $1
For the year ended December 31, 2021	RMB6.4508 to $1
For the year ended December 31, 2020	RMB6.9042 to $1

(t) Earnings (loss) Per Share (“EPS”)

The Company computes earnings per share (EPS) in accordance with ASC 260, Earnings per Share (ASC 260). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive securities as of and for the years ended December 31, 2022, 2021 and 2020.

(u) Advertising Cost

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs amounted to $73,321, $21,654 and $6,752 for the years ended December 31, 2022, 2021 and 2020, respectively.

(v) Employee Benefit

The Company is required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of its employees up to a maximum amount specified by the local government from time to time at locations where the Company operates its businesses.

(w) Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distribute as cash dividends. Tiancheng Jinhui was established as a foreign-invested enterprise and therefore is subject to the above mandated restrictions on attributable profits.

(x) Comprehensive Income (loss)

Comprehensive income consists of two components, net income (loss) and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income in the consolidated statements of income (loss) and comprehensive income (loss).

(y) Segments Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

(z) Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 10.

(aa) Recent Accounting Pronouncements

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments—Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments— Credit Losses—Available-for-Sale Debt Securities. The amendments in this ASU address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 after FASB delayed the effective date for non-public companies with ASU 2019-10. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial statements.

Note 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31, 2022	December 31, 2021

Accounts receivable	$216,030	$935,358
Less: provision for doubtful accounts	(120,339)	(14,123)
	$95,691	$921,235

The following table sets forth the movement of provision for doubtful accounts:

	December 31, 2022	December 31, 2021

Beginning	$14,123	$-
Additions	109,972	13,952
Exchange rate difference	(3,756)	171
Balance	$120,339	$14,123

Note 4 - PREPAYMENTS

Prepayments consist of the following:

	December 31, 2022	December 31, 2021
Prepayments for the services cost	$12,248	$104,307

Note 5 – OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2022	December 31, 2021
Income tax receivables	$75,645	$-
Others	22,266	36,706
	$97,911	$36,706

Note 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2022	December 31, 2021

Leasehold improvement	$205,314	$181,564
Vehicle	68,442	74,076
Office equipment	11,661	13,385
Electronic equipment	21,736	8,467
Less: Accumulated depreciation	(96,823)	(41,326)
	$210,330	$236,166

For the years ended December 31, 2022, 2021 and 2020, depreciation expenses amounted to $61,903, $35,287 and $4,380, respectively.

Note 7 - INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2022	December 31, 2021

Copyrights	$2,499	$2,703
Trademarks	16,171	17,503
Software	14,687	-
Less: Accumulated amortization	(2,819)	(143)
	$30,538	$20,063

For the years ended December 31, 2022, 2021 and 2020, amortization expenses amount to $2,754, $141 and $5,074, respectively.

Note 8 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31, 2022	December 31, 2021

Deposits for operating lease	$40,376	$36,809

Note 9 - ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	December 31, 2022	December 31, 2021

Salary payable	$371,801	$436,042
Payable to a minor shareholder	120,674	-
Deferred offering costs in accrual and other payables	600,000	-
Others	16,435	1,728
	$1,108,910	$437,770

Note 10 - RELATED PARTY BALANCES AND TRANSACTIONS

1) Related parties balances

	Note	December 31, 2022	December 31, 2021
Interest receivable - related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	$-	$4,825

Accounts payable - related party
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	(b)	$-	$1,285

Due to related parties
Mr. Ruilin Xu (the Company’s Chief Executive Officer)		$30,592	$85,784
Mr. Siqi Cao (the Company’s Director)	(c)	1,098,413	-
		$1,129,005	$85,784

(a)	Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”) is the former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. The Company provided advisory and transaction services for Tiancheng Capital.

(b)	Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital held 52% equity interest in the party until December 8, 2021.

(c)	Mr. Siqi Cao, a Director of the Company, paid certain professional fees on behalf the Company.

The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

Name of related parties		Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	-	1,025,937	717,091
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(e)	-	-	81,985
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(d)	-	-	8,174
		$-	$1,025,937	$807,250

Cost of revenues
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(d)	-	1,289	-
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	(b)	-	1,257	-
Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd.	(e)	-	-	127,387
		$-	$2,546	$127,387
Selling expense
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	(d)	$-	$1,302	$-

Interest income
Guangzhou Tiancheng Capital Management Group Co., Ltd.	(a)	$-	$4,767	$-

(d)	Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

(e)	Mr. Ruilin Xu, the Company’s Chief Executive Officer, held 70% equity interest in Guangzhou Tiantinghui Enterprise Management Consulting Co., Ltd. (“Tianting”) until October 14, 2020. Tianting is one of the Company’s suppliers before October 2020. The Company has been providing advisory and transaction services for Tianting since November 2020 .

Note 11 - TAXES

(a) Income taxes

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

British Virgin Islands

Under the current laws of the BVI, an entity incorporated in the BVI are not subject to tax on income or capital gains.

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. KingWin HK incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, KingWin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company is subject to PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25% with the following exceptions for the years ended December 31, 2022, 2021 and 2020.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, [2019] No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB1,000,000 (including RMB1,000,000), approximately $148,610, their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB1,000,000, approximately $148,610, but not more than RMB3,000,000, approximately $445,831, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. Tiancheng Jinhui was eligible to enjoy a preferential tax rate of 10% for the year ended December 31, 2020.

Significant components of the income tax (benefit) expense consisted of the following for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Current income tax expense
PRC	-	777,221	39,515
Deferred income tax benefit
PRC	(121,113)	-	-
	$(121,113)	$777,221	$39,515

(Loss) income before income taxes is attributable to the following geographic locations for the years ended December 31:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
Cayman Islands	$(392,100)	$-	$-
Hong Kong	(72)	-	-
PRC	(500,424)	3,085,847	379,483
	$(892,596)	$3,085,847	$379,483

The following table presents a reconciliation of the differences between the statutory income tax and the Company’s effective income tax for the years ended December 31, 2022, 2021 and 2020:

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021	For the Year Ended December 31, 2020
	%	%	%
Net (loss) income before income tax	$(892,596)	$3,085,847	$379,483
Statutory income tax rate of the PRC	25%	25%	25%
Income tax computed at PRC tax rate	(223,149)	771,462	94,871

Reconciling items
Effect of tax preferential tax rate	-	-	(59,273)
Effect of different tax rates of subsidiary operating in other jurisdiction	98,036	-	-
Non-deductible expenses	4,000	5,759	3,917
Income tax (benefit) expense	$(121,113)	$777,221	$39,515

Effective tax rate	13.6%	25.2%	10.4%

Tax payable as of December 31, 2022 and 2021:

	As of December 31, 2022	As of December 31, 2021
Value added tax payable	$7,213	$20,605
Income tax payable	-	425,250
Other tax payable	30,706	62,294
	$37,919	$508,149

(b) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2022 and 2021:

Deferred tax assets	As of December 31, 2022	As of December 31, 2021
Bad debt provision	$30,085	$-
Tax loss carry forward	84,000	-
Others	4,074	-
Deferred tax assets, net	$118,159	$-

As of December 31, 2021, there was no tax loss carry-forwards of the Company PRC subsidiaries. As of December 31, 2022, the amount of tax loss carry-forwards of the Company was as following.

Net Operating Loss Carry Forward:

Location	As of December 31, 2022	As of December 31, 2021
PRC*	$344,401	$-
Hong Kong**	72	-
Total	344,473	-

*	Net operating loss of PRC subsidiary will be expired, if unused, on December 31, 2027.
**	Net operating loss in Hong Kong has no expiring date.

(c) Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2022, 2021 and 2020, the Company had no unrecognized tax benefits.

(d) Value added tax

The Company is subject to VAT and related surcharges in China for providing member services and other in-depth services. The applicable VAT rate is 6% for general taxpayers. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

All of the tax returns of the Company have been and remain subject to examination by the PRC tax authorities for five years from the date of filing.

Note 12 - CHINA CONTRIBUTION PLAN

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, and medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; and the Company has no further commitments beyond their monthly contributions. For the years ended December 31, 2022, 2021 and 2020, the Company contributed a total of $270,943, $180,082 and $36,866, respectively, to these funds.

Note 13 - OPERATING LEASE

The Company has operating lease for its office facility. The lease for the year ended December 31, 2020 is located at Room 1301, 1302 and 1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District, which consists of approximately 1,306.91 square meters. The Company’s leases have remaining terms of approximately 60 months for a lease term commencing on October 9, 2020 and ending on October 8, 2025. The lease deposit is $24,035, with a rent-free period from October 9, 2020 to November 8, 2020. The Company changed the leased property address and area to Room 1302-1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District and 1,451.04 square meters. The renewed lease has a term starting from December 9, 2021 and ending by October 8, 2025. The lease deposit increased to $28,963 without any rent-free period. In June 2022, the Company signed a new lease agreement for its office space located at Room 1301.01 & 1301.02, Building 25, Tianan Headquarters Central Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. The office space covers an area of about 345.22 square meters. The lease period is from June 9, 2022 to October 8, 2025, which is approximately 41 months. The lease deposit is $6,367. Leases with an initial term of 12 months or less are not recorded on the balance sheet; and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non-lease component associated with that lease component as a single lease component for all underlying asset classes.

The following table provides a summary of leases by balance sheet location as of December 31, 2022 and 2021:

Assets/Liabilities	December 31, 2022	December 31, 2021
Assets
Operating lease right-of-use assets	$522,278	$623,236

Liabilities
Operating lease liability - current	$165,506	$130,198
Operating lease liability - non-current	373,068	494,425
Total lease liabilities	$538,574	$624,623

The operating lease expenses for the years ended December 31, 2022 and 2021 were as follows:

Lease Cost	Classification	December 31, 2022	December 31, 2021
Operating lease cost	General and administrative expenses	$195,887	$164,209

Maturities of operating lease liabilities at December 31, 2022 were as follows:

Maturity of Lease Liabilities	Operating Leases
12 months ending December 31,
2023	$202,677
2024	214,851
2025	187,909
Total lease payments	605,437
Less: interest	(66,863)
Present value of lease payments	$538,574

Future minimum lease payments, which do not include the non-lease components, as of December 31, 2022 were as follows:

12 months ending December 31,
2023	$179,427
2024	175,627
2025	142,813
Total	$497,867

Lease Term and Discount Rate	December 31, 2022	December 31, 2021
Weighted-average remaining lease term (years)
Operating leases	2.83	3.83

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 14 - SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established under the laws of the Cayman Islands on February 16, 2022. The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 300,000,000 Class A Ordinary Shares and 200,000,000 Class B Ordinary Shares, par value $0.0001 per share. On July 23, 2022, the Company had 68,442 Class A Ordinary Shares and 31,558 Class B Ordinary Shares, issued and outstanding, respectively.

On January 10, 2023, the Company issued a total of 8,144,598 Class A Ordinary Shares and 3,755,402 Class B Ordinary Shares to its existing shareholders, which increased pro rata the number of shares each shareholder owns and did not change their respective percentage of ownership in the Company. Ordinary shares outstanding after this issuance included (i) 8,213,040 Class A Ordinary Shares and (ii) 3,786,960 Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to twenty (20) votes. The Class A Ordinary Shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B Ordinary Shares will be automatically and immediately convertible into Class A Ordinary Shares on a one-to-one basis.

Capital contribution

On July 7, 2020, Tiancheng Capital, the shareholder of Tiancheng Jinhui, contributed $71,299 in additional paid-in capital to the Company.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, Tiancheng Jinhui in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. It is required to allocate 10% of its after-tax profits to fund statutory reserves until such reserves have reached 50% of its respective registered capital. The reserve funds, however, may not be distributed as cash dividends.

As of December 31, 2022 and 2021, the balances of the statutory reserves were $ 282,545 and $282,545, respectively.

Note 15 - CONCENTRATIONS AND CREDIT RISK

(a) Concentrations

In the year ended December 31, 2022, three third-party clients accounted for 21%, 20% and 16% of the Company’s revenues, respectively. In the year ended December 31, 2021, one third-party client accounted for 15% and one related party client accounted for 14% of the Company’s revenues, respectively. In the year ended December 31, 2020, two third-party clients each accounted for 17%, 13% and one related party client accounted for 10% of the Company’s revenues, respectively. No other client accounted for more than 10% of the Company’s revenues for the years ended December 31, 2022, 2021 and 2020.

As of December 31, 2022, four third-party clients accounted for 54%, 13%, 13% and 13% of the Company’s accounts receivable, respectively. As of December 31, 2021, three third-party clients accounted for 37%, 27% and 13% of the Company’s accounts receivable, respectively. No other client accounted for more than 10% of the Company’s accounts receivable as of ended December 31, 2022 and 2021.

As of December 31, 2022, four third-party suppliers each accounted for 24%, 17%, 14% and 13% of the Company’s accounts payable, respectively. As of December 31, 2021, two third-party suppliers each accounted for 20% and 16% of the Company’s accounts payable, respectively. No other supplier accounted for over 10% of the Company’s accounts payable as of ended December 31, 2022 and 2021.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2022 and December 31, 2021, substantially all of the Company’s cash were held by major financial institutions located in the PRC, which management believes are of high credit quality.

The ongoing coronavirus pandemic that surfaced in China and is spreading throughout the world has had a material adverse effect on the Company’s industry and the markets in which it operates. The Company’s revenues and workforce are concentrated in China. The pandemic has caused its customers to take longer time to make payments, which subjects it to increased credit exposures.

For the credit risk related to trade accounts receivable, the Company performs ongoing credit evaluations of its clients and, if necessary, maintains reserves for potential credit losses. Historically, such losses have been within management’s expectations.

Note 16 - COMMITMENTS AND CONTINGENCIES

(a) Commitment

The Company has following commercial commitments:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leases	$605,437	$202,677	$402,760	$-	$-

(b) Contingencies

The Company incurred a contractual dispute on and around December 2021, where RMB500,000, approximately $78,461 of cash was frozen, but the counterparty voluntarily withdrew the case in December 2021 and reached a settlement with Tiancheng Jinhui. Tiancheng Jinhui made a payment of RMB400,000, approximately $62,769 to the counterparty in December 2021. As such, there were no contingent liabilities as of December 31, 2022 and 2021.

Note 17 - SUBSEQUENT EVENT

The Company has analyzed its operations subsequent to December 31, 2022 and up to May 16, 2023, which is the date of the issuance of these consolidation financial statements. There are no material subsequent events to be disclosed in these consolidated financial statements.

Note 18 - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; and, therefore, the financial statements for the parent company are included herein.

The Company did not pay any dividends to the shareholders for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income (loss) of the subsidiary is presented as “share of income (loss) of subsidiary”. Certain information and footnote disclosures are generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

As of December 31, 2022 and 2021, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

TOP KINGWIN LTD

BALANCE SHEETS

(In USD)

	December 31, 2022	December 31, 2021
Non-current assets
Investment in subsidiary	$2,214,085	$2,796,954

Deferred offering costs	1,306,313	-

Total assets	$3,520,398	$2,796,954

LIABILITIES AND SHAREHOLDERS’ EQUITY

Due to related parties	$1,098,413	$-
Deferred offering costs in accrual and other payables	600,000	-
Total current liabilities	1,698,413	-

TOTAL LIABILITIES	$1,698,413	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 8,213,040 shares issued and outstanding as of December 31, 2022 and 2021*	$821	$821
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding*	379	379
Shares subscription receivables*	(1,200)	(1,200)
Additional paid-in capital	114,726	114,726
Statutory reserve	282,545	282,545
Retained earnings	1,563,563	2,335,046
Accumulated other comprehensive (loss) income	(138,849)	64,637
Total shareholders’ equity	1,821,985	2,796,954

Total liabilities and shareholders’ equity	$3,520,398	$2,796,954

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

TOP KINGWIN LTD

STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS) INCOME

(In USD)

	Years Ended
	December 31, 2022	December 31, 2021	December 31, 2020
(LOSS) INCOME FROM SUBSIDIARIES	$(771,483)	$2,308,626	$339,968

NET (LOSS) INCOME	(771,483)	2,308,626	339,968
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(203,486)	39,076	25,897
COMPREHENSIVE (LOSS) INCOME	$(974,969)	$2,347,702	$365,865

TOP KINGWIN LTD

STATEMENTS OF CASH FLOWS

(In USD)

Years Ended
	December 31, 2022	December 31, 2021	December 31, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(771,483)	$2,308,626	$339,968
Adjustments to reconcile net loss to cash used in operating activities:
Equity loss (income) of subsidiary	771,483	(2,308,626)	(339,968)
Net cash used in operating activities	-	-	-

CHANGES IN CASH	-	-	-

CASH, beginning of year	-	-	-

CASH, end of year	$-	$-	$-