Form 20-F
period 2023-12-31
Top KingWin Ltd
filed 2024-04-30
CIK 1938865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report for the transition period from ________to ________

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

As of December 31, 2023, the issuer had 10,963,040 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares.

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

●	Depending on the context, “we”, “us”, “our company”, “our”, the “Company” and “KingWin” refer to Top KingWin Ltd, a Cayman Islands company, and its subsidiaries, Sky KingWin Ltd, SKY KINGWIN (HK) LIMITED, and Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd., Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Jiangsu Tiancheng Jinhui Management Consulting Co., Ltd., Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Industry Insights Consulting LTD, Strategic Research Solutions Limited (HK), Shenzhen Jingzhi Information Consulting Co., Ltd., Shenzhen Zhongshun Trend Information Consulting Co., Ltd., Shenzhen Zhongtou Business Consulting Co., Ltd., Shenzhen Zhongtou Industry Research Institute Co., Ltd., and Shenzhen Zhongtou Industry Economic Consulting Co., Ltd., unless the context otherwise indicates;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAT” refers to the PRC State Administration of Taxation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“KingWin BVI” refers to Sky KingWin Ltd, a company organized under the laws of British Virgin Islands, which is wholly-owned by KingWin;

●	“KingWin HK” refers to SKY KINGWIN (HK) LIMITED, a company organized under the laws of Hong Kong, which is wholly-owned by KingWin BVI;

●	“Tiancheng Jinhui” refers to Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by KingWin HK;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“USD” or “$” refers to the legal currency of the United States.

KingWin’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the rate of $1.00=RMB6.8972 as of December 30, 2022 and $1.00=RMB6.7290 for the year ended December 31, 2022. All translations of RMB are calculated at the rate of $1.00=RMB7.0999 as of December 29, 2023 and $1.00=RMB7.0809 for the year ended December 31, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This Annual Report includes our audited consolidated financial statements for the years ended December 31, 2023 and 2022.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 1 of this Annual Report.

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the equity investment industry in China. See a more detailed discussion of this risk factor on page 2 of this Annual Report.

●	If we are unable to retain existing clients or attract new ones, or to attract sufficient spending from our clients, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 5 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page 10 of this Annual Report.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 14 of this Annual Report, include, but are not limited to, the following:

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, directors and their affiliates. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

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

v

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

D. Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We face risks related to accidents, disasters and public health challenges in China and globally.

Accidents, disasters, and public health challenges in China and globally could impact our business and results of operations. These types of events could negatively impact user activity and our local operations, if any, in the affected regions, or, depending upon the severity, across China or globally, which could adversely impact our business and results of operations. For example, the outbreak of coronavirus, or COVID-19, had caused us to take specific precautionary measures intended to minimize the risks of COVID-19 to our employees, users, artists and business partners, including temporarily requiring our employees to work remotely and canceling or postponing sponsored offline events and activities, thus compromising our efficiency and productivity during such periods, and requiring us to incur additional costs, slow down our branding and marketing efforts, and resulting in short-term fluctuations in our results of operations. China began to modify its COVID-19 policy in late 2022, and most of the travel and other public health restrictions were lifted in December 2022. There were increases of COVID-19 cases in many cities in China during this time, which disrupted normal business activities in early 2023. Should a global health crisis like COVID-19 happen again, it could harm economies and financial markets worldwide and reduce demand for our services, which may in turn have a material adverse effect on our business, financial health, and results of operations.

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

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent in a development- stage business. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls and personnel recruitment. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

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

Our revenues increased by 75% or $2,330,917, from $3,122,324 in the fiscal year ended December 31, 2022 to $5,453,241 in the fiscal year ended December 31, 2023. Our revenues decreased by 50% or $3,172,343, from $6,294,667 in the fiscal year ended December 31, 2021 to $3,122,324 in the fiscal year ended December 31, 2022. During the year 2022, due to the impact of COVID-19 and the lockdown policies brought about by the pandemic, our income saw a significant decline. In contrast, during the year 2023, with the lifting of pandemic control measures and the expansion of our sales team, our income achieved a notable increase. Our historical growth rate and results may not be indicative of our future growth or performance, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. There is an inherent risk in using our historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue, gross margin and return on net assets for various reasons, some of which are beyond our control, including deterioration in the market conditions of the equity investment industry in China, macro- economic measures taken by the PRC government to manage economic growth and intensified competition in the industry. If we fail to successfully address any of the foregoing risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected. In addition, our future performance will depend in part on our ability to effectively manage our growth and deal with any and all issues that may potentially hinder our growth. As our operations grow in scale, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline or fail to allocate limited resources effectively in our organization as it grows, our business, results of operations and financial condition could be materially and adversely affected. To effectively manage our growth, we will also need to implement a variety of new and upgraded operational, technological and financial systems, procedures and controls, including the improvement of our accounting, actuarial, claims and other internal management systems and the enhancement of our compliance and risk control capabilitiaes. The expansion of our business may increase our exposure to liquidity risk, credit risk and operational risk. We expect that we will need to continue to devote substantial financial, operational and technical resources to managing our growth and implementing our business strategies. In order to attain and maintain profitability, we will need to recruit, develop and retain skilled and experienced personnel, which will increase our cost. Our results of operations and financial condition may not always meet the expectations of public market analysts or investors, and may vary from period to period due to a variety of factors beyond our control, which could cause the price of our Class A Ordinary Shares to decline.

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

We maintain a professional in-house content creation team to create high-quality original content. We intend to continue to invest resources in our in-house writer and editorial team to maintain and improve content creation capabilities. Nevertheless, the demand and competition for talents is intense in our industry, particularly for skilled writers and editors. Therefore, we may need to offer high compensation and additional benefits to maintain a skilled in-house content creation team, which could increase our expenses. If we fail to compete effectively for talents, or to retain existing writers or editors, or fail to otherwise maintain an in-house content creation team at reasonable costs, our in-house content creation capabilities would be negatively affected. If we are unable to offer high-quality original content in a cost-effective manner, our user experience may be adversely affected, and we may suffer from reduced user traffic. Our business, results of operations and financial condition may be materially and adversely affected as a result.

We have a substantial client concentration, with a limited number of clients accounting for a substantial portion of our revenues.

For the year ended December 31, 2023, one major client, Chongqing Dunshilan Technology Co., Ltd. (Limited company), accounted for 15% of the Company’s revenues from third parties’ revenue. The contract with Chongqing Dunshilan Technology Co., Ltd (Limited company), dated March 1, 2023, has a term of one year, and will expire on February 29, 2024.

In the year ended December 31, 2023, one major client had a balance due to the Company. Hainan Taiyi Technology Co., Ltd. (Limited company) accounted for 66% of the company’s accounts receivable. The contract with Hainan Taiyi Technology., Ltd. (Limited company), dated August 1, 2023, has a term of one year, and will expire on July 31, 2024.

We derive a significant portion of our revenues from a few major clients. For the year ended December 31, 2022, three major clients, Chongqing Longjinyun Enterprise Management Partnership (Limited Partnership), Qingdao Yingmanli Enterprise Management Partnership (Limited Partnership) and Qingdao Jinxinfu Enterprise Management Partnership (Limited Partnership), accounted for 21%, 20% and 16% of the Company’s revenues respectively. The contract with Chongqing Longjinyun Enterprise Management Partnership (Limited Partnership), dated August 22, 2022, has a term of one year, and expired on August 21, 2023. The contract with Qingdao Yingmanli Enterprise Management Partnership (Limited Partnership), dated March 1, 2022, has a term of one year and expired on February 28, 2023. The contract with Qingdao Jinxinfu Enterprise Management Partnership (Limited Partnership), dated March 1, 2022, has a term of one year and expired on February 28, 2023.

In the year ended December 31, 2022, no major client had a balance due to the Company. However, Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership) accounted for 54% of the Company’s accounts receivable. The contract with Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership), dated August 29, 2022, has a term of one year and expired on August 28, 2023. Other than this, no other client’s balance accounted for more than 10% of accounts receivables. As of December 31, 2021, two clients, Zhangjiajie Zhenghang Commercial Partnership (Limited Partnership) and Guangzhou Bohua Enterprise Management Consulting Co., Ltd., accounted for 37% and 27% of the Company’s accounts receivable, respectively. The contract with Guangzhou Bohua Enterprise Management Consulting Co., Ltd., dated December 1, 2021, has a term of one year and expired on November 30, 2022. As of December 31, 2020, two clients, Chongqing Yangyiyang Enterprise Management Co., Ltd. and Chongqing Qiyun Biotechnology Co., Ltd., each accounted for 35% and 31% of the Company’s accounts receivable, respectively.

Inherent risks exist whenever a large percentage of total revenues are concentrated with a limited number of clients. It is not possible for us to predict the future level of demand for our services that will be generated by these clients or the future demand for our services by these clients in the marketplace. If any of these clients declines our services due to market, economic or competitive conditions, it could have an adverse effect on our margins and financial position and could negatively affect our revenues and results of operations.

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

As we may rely on dividends paid to us by our PRC subsidiaries, any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of any dividends payable on our Class A Ordinary Shares in foreign currency terms. For example, if we decide to convert our RMB into USD for the purpose of making payments for dividends on our Class A Ordinary Share or for other business purposes, appreciation of the USD against the RMB would have a negative effect on the USD amount available to us. Furthermore, appreciation or depreciation in the value of the RMB relative to the USD would affect our financial results reported in USD terms without giving effect to any underlying change in our business or results of operations. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign exchange losses in the future. In addition, our foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert into foreign currencies.

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

Clients for customized reports, offline industry events and offline course offerings generally prepay us a majority of the total contract values upon signing. Our contract liabilities primarily consisted of these prepayments. We had contract liabilities of $626,851 and $187,630 as of December 31, 2023 and December 31, 2022. As of the same date, we had cash and restricted cash of $4,648,980 and $2,654,185, respectively. Our contract liabilities are generally not refundable. However, if we fail to honor our obligations in respect of our contract liabilities, clients may request to cancel their agreements with us or ask for a partial or full refund, which may lead to our refund obligation, client dissatisfaction or even clients’ disputes with us. In the event that we are required to refund some or all of the prepayments from our clients pursuant to the contract provisions, we may not have the cash or other available resources to fulfill the refund obligation. Even if we are able to fulfill the refund obligation from available resources, we may need to seek additional sources of capital to fund our operations, which funding may not be available when needed or on acceptable terms. In either of those circumstances, our business, results of operations, financial condition and reputation may be materially and adversely affected. Furthermore, in the future, clients may elect not to prepay us for our services in which case we would have to find other sources of funding for our operations, capital expenditures and expansion plans, which would be costly as compared to the aforementioned cost-free client prepayment funding and which may not be available when needed or on acceptable terms.

We may be held liable for injuries to individual participants of our offline industry events, which may materially and adversely affect our reputation, business, results of operations and financial condition.

We take event security seriously, and make every effort to ensure the safety of the participants during our offline industry events, such as industry-wide forums and outdoor challenges. However, we cannot guarantee that no physical injury will occur during our offline industry events, for which we could be held liable. Under the PRC laws and regulations, the organizer of a large-scale group activity shall bear tort liability for damages to a third party arising from such organizer’s failure to fulfill its security obligations. If the act of a third-party results in damage to others in a large-scale group activity, the organizer that failed to fulfill security obligations shall also bear supplementary liability. Therefore, we might face negligence claims alleging that we fail to maintain our facilities or to supervise our employees. In addition, if any participants of our offline events commit acts of violence, we could also face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Additionally, our offline events may be perceived to be unsafe, which may discourage prospective sponsors, participants and media companies from attending. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.

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

We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we will collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination or misuse of critical or sensitive information. The increasing sophistication and frequency of cybersecurity threats, including targeted data breaches, ransomware attacks designed to encrypt our data for ransom and other malicious cyber activities, pose a significant risk to the integrity and confidentiality of our data systems. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

We utilize, and our subsidiaries may utilize, equity incentive plans to attract, retain, and motivate management and employees, which can have a dilutive effect on your investment in us and our interests in our subsidiaries.

We have adopted an equity incentive plan (the “2024 Equity Incentive Plan”) that can be used to attract and retain eligible directors, officers and employees of our Company. An aggregate of 3,000,000 Class A Ordinary Shares reserved under the 2024 Equity Incentive Plan have been issued to our employees. However, we may adopt a similar plan in the future. If we issue additional stock-based awards to eligible participants under an equity incentive plan, the issuance of these stock-based awards may dilute an investment in our Ordinary Shares. The price of Ordinary Shares also may face incremental downward pressure if plan participants sell more shares into the market.

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

Cayman Islands law provides shareholders with only limited rights to convene a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10 percent of our voting share capital in issue, to convene a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 7 days is required for the convening of our general meetings. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing a majority of the paid-up voting share capital in the Company.

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

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China- based companies that are listed in the United States. In July 2021, the Chinese cybersecurity regulator launched the investigation on three Internet platforms.

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

The PRC regulatory authorities have in recent years strengthened the oversight on cybersecurity and data privacy. According to the institutional reform plan of the State Council approved by the National People’s Congress on March 10, 2023, the National Data Bureau has been established under the administration of the NDRC on October 25, 2023. The National Data Bureau is responsible for, among other things, advancing the development of data-related fundamental institutions, coordinating the integration, sharing, development and application of data resources, and promoting the digitalization of the Chinese economy and society.

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

Failure to comply with relevant regulation regarding the leased property of our PRC subsidiaries may cause interruptions to its business operations.

As of the date of this Annual Report, the construction plan for the leased properties of our PRC subsidiaries are inconsistent with the project planning permit, and there may be risks that the lessor would be punished by the relevant authorities due to inconsistency, and therefore our PRC subsidiary may not be able to continue to occupy and use such property. Our PRC subsidiary may be forced to relocate. We cannot assure you that our PRC subsidiaries will be able to find a suitable replacement sites on terms acceptable to it on a timely basis.

The transfer of funds, dividends and other distributions between us and our subsidiaries is subject to restriction.

As a holding company, we may rely on transfer of funds, dividends and other distributions on equity paid by our subsidiaries in mainland China and Hong Kong for our cash and financing requirements.

As of the date of this Annual Report, there has been no cash flows, including dividends, transfers and distributions, between KingWin and its subsidiaries. In the future, cash proceeds raised from overseas financing activities, will be transferred by us to our subsidiaries via capital contributions or shareholder loan.

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

Any loans to our wholly foreign-owned subsidiary in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiary in China to finance their activities must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self- use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our recent initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. On December 4, 2023, the SAFE promulgated the Circular on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which, the pilot policies for facilitating cross-border financing are extended nationwide, qualified high and new technology enterprises, specialized and sophisticated enterprises that produce new and unique products and core technologies and technology-based small and medium- sized enterprises within 14 provinces can independently borrow foreign debts within the limit of the equivalent of US$10 million, such qualified enterprises within other provinces can borrow foreign debts within the limit of the equivalent of US$5 million. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We may rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiaries’ ability to distribute dividends is based upon their distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to draw 10% of its after-tax profits each year, if any, to fund a common reserve, which may stop drawing its after-tax profits if the aggregate balance of the common reserve has already accounted for over 50 percent of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

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

Recently, U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S. listed China- based companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and or SEC enforcement actions that are conducting internal and or external investigations into the allegations. If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and or defend our company. Such investigations or allegations will be costly and time-consuming and distract our management from our business plan and could result in our reputation being harmed and our stock price could decline as a result of such allegations, regardless of the truthfulness of the allegations.

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

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non- PRC holding companies.

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

Our former auditor, Marcum Asia CPAs LLP, an independent registered public accounting firm that issued the audit report for the year ended December 31, 2022 included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Marcum Asia CPAs LLP is headquartered in Manhattan, New York, and is subject to inspection by the PCAOB on a regular basis.

Our current auditor, Onestop Assurance PAC, an independent registered public accounting firm that issued the audit report for the year ended December 31, 2023 included in this Annual Report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Onestop Assurance PAC is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis.

Onestop Assurance PAC and Marcum Asia CPAs LLP are not identified in the report issued by PCAOB on December 16, 2021 as a firm subject to the PCAOB’s determination. Notwithstanding the foregoing, in the future, if there is any regulatory change or step taken by PRC regulators that does not permit Onestop Assurance PAC or Marcum Asia CPAs LLP to provide audit workpapers to the PCAOB for inspection or investigation, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol in the future, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities on a national exchange or “over-the-counter” markets may be prohibited under the HFCA Act. In addition, under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the AHFCAA, passed by the U.S. Senate on June 22, 2021, is signed into law, and this ultimately could result in our Class A Ordinary Shares being delisted by the exchange. Furthermore, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

RISKS RELATED TO OUR CLASS A ORDINARY SHARES

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large- capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

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

The Nasdaq Capital Market also requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low- priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

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

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities. The sale of additional equity securities or equity- linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We recently became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firms must attest to and report on the effectiveness of our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of December 31, 2023 and 2022, we and our independent registered public accounting firms identified material weaknesses and significant deficiencies in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

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

In addition, in the course of preparing our financial statements for the years ended December 31, 2023 and 2022, we and our independent registered public accounting firms identified two significant deficiencies: (i) lack of evidence or track to show management’s review performance; and (ii) lack of documentary evidence of proper review or approval process to ensure the list of related parties is complete. To address these significant deficiencies, we plan to adopt a remediation plan to set up a management’s review system with requirements to leave accounting supervisor /manager or management’s signature after reviewing financial statements and the list of related parties. There can be no assurance that we will be successful in pursuing the measures, or that the measures will significantly improve or remediate the significant deficiencies described above.

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

In December 2023, Sky KingWin Ltd (referred to as “Buyer”) entered into an agreement with FutureScope Advisors LTD, Visionary Strategies LTD, Mr. Zhiliang Hu and Ms. Li Qian. This agreement allowed the Buyer to acquire 100% equity interest in Industrial Insights Consulting., Ltd (referred to as “Target Company”). And on December 20, 2023, Sky KingWin Ltd. through the agreement with Industry Insights Consulting., Ltd obtained 100% equity interests of Industrial Insights Consulting., Ltd. After the acquisition, the company’s structure as of December 31, 2023, was listed on Page-58.

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

Corporate business training, corporate consulting, advisory and transaction services, and others constituted approximately 59%, 5%, 35% and 1% of our business, respectively, during the year ended December 31, 2023.

Supported by the rapid economic growth and friendly business policies in China, the number of SMEs in China has significantly increased from 2016 to 2023. Frost & Sullivan expects the number of SMEs in China will steadily increase at 9.8% CAGR from 2021 to 2026. We believe that the increasing number of SMEs provide a solid foundation for the future development of our business.

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

We believe that successful entrepreneurs will continue to play a transformative role in China’s economy, and our long- term relationships with them allow us to develop critical insights into a wide range of industries. Enhancing our knowledge and insights of different sectors of the economy in turn enables us to better service and advise our clients as a whole.

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

I. Corporate Business Training Services

Approximately 59% of our total revenues for the fiscal year ended December 31, 2023 was generated from our corporate business training service. As of the end of 2023, more than 14,000 attendees had attended our seminars.

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

Growth of Corporate Business Training Services

We started providing corporate business training services in the PRC in 2020. In order to promote our business and establish a strong market presence, we held these seminars frequently to attract new clients and retain existing clients. In 2023 and 2022, we held more than one hundred seminars in the cities of Guangzhou, Shenzhen, Chengdu, Chongqing, Jinan, etc., in China. The seminars are usually held in company conference rooms or hotel ball rooms. If the seminars are held in a hotel ball room, we will pay a fee. Sometimes local governments invite us to offer corporate business training to the enterprises in their municipalities, which we consider is a good opportunity for us to approach more potential enterprises and promote our services. As of the date of this Annual Report, all of our clients are based in the PRC.

Levels of Seminars

We have developed a portfolio of private offline seminars for entrepreneurs, business managers, and equity investors, which include three levels: (1) first-level seminar, Opportunities of Capital Markets; (2) second-level seminar, System of Capital Markets and Model of Capital Markets; (3) third-level seminar, Project Incubation Camp. As of the end of 2023, we have held over 49 first-level seminars, 65 second-level seminars, and 23 third-level seminars. This offline seminar program also offers good opportunities for us to market our corporate consulting services.

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

II. Corporate Consulting Services

Approximately 5% of our total revenues for the fiscal year ended December 31, 2023 was generated from corporate consulting service. As of the end of 2023, we have 8 corporate consulting services clients.

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

III. Advisory and Transaction Services

Approximately 35% of our total revenues for the fiscal year ended December 31, 2023 was generated from advisory and transaction services. Because the nature of our advisory and transaction services requires us to dedicate a large amount of time and resources to each client, we were able to generate relatively large revenue from a small number of clients. As of the end of 2023, we have 8 advisory and transaction services clients.

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

The service fees were charged based on a certain percentage of the fund raised by our clients, which were only payable upon the completion of fundraising. Starting from the second half of 2022, as the bargaining power increased as our business developed, we plan to charge the service fee at an agreed-upon amount, which is determined on a case-by- case basis with reference to the scope of services to be provided and the size of the transactions, payable by installments upon the occurrence of the milestone events defined in the contracts.

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

Our engagement approach

Our advisory and transaction service model begins with discovering and engaging a broad range of fast growing early- stage businesses and selectively guiding them through various stages of their fundraising.

Identification. The first step in engagement is identifying opportunities. We identify potential clients, both entrepreneurs and businesses, through a number of channels:

●	Inbound entrepreneur and business inquiries by our existing or past clients of corporate business training and corporate consulting services, which we believe are largely due to the trust on our brand built upon our track record of serving them;

●	Formal and informal networking led by our executive management team and over 10 professionals; and

●	Industry conferences, including those hosted by us, as of December 31, 2023, more than 14,000 attendees have attended our seminars.

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

The Company has registered five (8) copyrights. The following is a list of our approved copyrights materially essential to our business:

No.	Registration Number	Copyright Name	Copyright Type	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	Guozuodengzi- 2021-L-00154580	Investment and Financing in a Good Way	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

2	Guozuodengzi - 2021-L- 00154579	Systemic Investment Class of Capital System	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

3	Guozuodengzi - 2021-L- 00154577	The Closed Loop of Premium	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.09.01	2021.07.09

4	Guozuodengzi - 2021-F- 00100238	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.11.01	2021.05.08

5	Guozuodengzi - 2021-F- 00100239	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2019.11.01	2021.05.08

6	Guozuodengzi - 2022-L- 10105498	Invitation to Capital Systems Course	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.04.07	2022.05.25

7	Guozuodengzi - 2022-F- 10161401	Graphics	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.04.02	2022.08.09

8	Guozuodengzi - 2022-F- 10212214	Six disciplines for future unicorns	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.07.22	2022.10.24

In addition, the Company has registered 90 trademarks with the following trademark names: ,

,	and.

Competitive Advantages

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Highly qualified professional service team with extensive experience in services of corporate training and corporate consulting.

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

●	We develop a comprehensive range of services designed to meet the evolving demands of our clients.

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

●	We are able to offer services to clients from a diversified range of industry sectors.

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

Regulations Relating to Foreign Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service- related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside the PRC, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May 2013 SAFE promulgated the Circular of the SAFE on Printing and Distributing the Administrative Provision on Foreign Exchange in Domestic Direct Investment by Foreign Investors and Relevant Supporting Documents which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange.

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

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing £ the upper limit of risk- weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing =∑ outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor +∑ outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Circular 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises, or Net Asset Limits, shall be 200% of its net assets. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Circular 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Circular 9. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

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

In April 2009, the Ministry of Finance and SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or the Circular 59. In December 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or the Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 2008. In March 2011, SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or the SAT Circular 24, effective in April 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non- resident enterprise.

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

Value Added Tax

The PRC Provisional Regulations on Value Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value Added Tax, according to which for general VAT payers’ sales activities or imports that are subject to VAT at a current applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively, from April 1, 2019. And according to the Announcement No. 19 of 2023 issued by the Ministry of Finance and State Administration of Taxation, for small-scale VAT taxpayers, the taxable sales revenue subject to a 3% collection rate will be levied at a reduced rate of 1% until December 31, 2027.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries:

D. Property, Plants and Equipment

Our headquarters and executive offices are located in Guangzhou, China and consist of approximately 1,131.44 square meters (approximately 12,178.72 square feet) of office space under a leases contract with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd, which will expire in October 2025.

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

Transition to public company status

Subsequent to our recent initial public offering, our general and administrative expenses are expected to increase materially in connection with meeting our public company reporting obligations and corporate governance requirements. The increased expenses will include legal, accounting and other professional service fees, insurance premiums, auditing fees, investor relations, shareholders’ meetings, printing and filing fees, share-based compensation expense, as well as employee-related expenses for regulatory compliance and other costs. We are a relatively early- stage company, and therefore our operating costs as a public company are expected to constitute a bigger proportion of revenues and net profit as compared to a larger or more mature company.

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

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2023		2022
	$	% of Revenues	$	% of Revenues
REVENUES	5,453,241	100%	3,122,324	100%
COST OF REVENUES	(1,862,558)	(34)%	(957,112)	(31)%
GROSS PROFIT	3,590,683	66%	2,165,212	69%
OPERATING EXPENSES
Selling expenses	(2,481,130)	(45)%	(948,565)	(30)%
General and administrative expenses	(3,587,167)	(66)%	(2,136,437)	(68)%
Total operating expenses	(6,068,297)	(111)%	(3,085,002)	(98)%
LOSS FROM OPERATIONS	(2,477,614)	(45)%	(919,790)	(29)%
OTHER INCOME, NET
Other income	63,771	1%	31,248	1%
Other expense	(18,794)	-%	(4,054)	-%
Total other income, net	44,977	1%	27,194	1%
NET LOSS BEFORE INCOME TAXES	(2,432,637)	(44)%	(892,596)	(28)%
Income tax (expenses) benefit	(115,031)	(2)%	121,113	4%
NET LOSS	(2,547,668)	(46)%	(771,483)	(24)%
OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(86,942)	(2)%	(203,486)	(7)%
TOTAL COMPREHENSIVE LOSS	(2,634,610)	(48)%	(974,969)	(31)%

Revenues

The following table presents revenues by service categories for the year ended December 31, 2023 and 2022, respectively:

	Years ended December 31,
	2023		2022		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	1,890,814	35%	2,000,219	64%	(109,405)	(5)%
Corporate business training services	3,232,486	59%	256,356	8%	2,976,130	1,161%
Corporate consulting services	326,292	5%	862,081	28%	(535,789)	(62)%
Others	3,649	1%	3,668	-%	(19)	(1)%
Total revenues	5,453,241	100%	3,122,324	100%	2,330,917	75%

Our total revenues increased by 75%, or $2,330,917, from $3,122,324 in 2022 to $5,453,241 in 2023. This significant increase was primarily due to a substantial rise in revenue from corporate business training services, which soared by 1,161%, or $2,976,130, compared to the previous year. However, this growth was partially offset by a decline in revenue from corporate consulting services, as well as from advisory and transaction services.

Revenues from advisory and transaction services

Revenues from advisory and transaction services decreased from $2,000,219 or 64% of total revenues in 2022 to $1,890,814 or 35% of total revenues in 2023. Due to the downturn in the real estate market, which has led to an overall decline in the Chinese market, the market economy lacks vitality, resulting in a decrease in our income from advisory and transaction services.

Revenues from corporate business training services

Revenues from corporate business training services accounted for $3,232,486 or 59% of total revenues for the year ended December 31, 2023, compared to $256,356 or 8% of total revenues for the year ended December 31, 2022. This year, we have increased our investment in business training course programs, including talent acquisition and enhanced promotional efforts. At the same time, in the face of economic downturns, consumers generally wish to enhance their competitive abilities to reinforce their own advantages. Under the influence of these two factors, we have achieved significant growth in income related to business training.

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services and so on. The consulting services are adapted to each client’s specific needs. Revenues from corporate consulting services decreased by $535,789, or 62% from $862,081 for the year ended December 31, 2022, to $326,292 for the year ended December 31, 2023. Due to the drag on the Chinese economy from the real estate market and other factors such as the US dollar interest rate hikes, many small and medium-sized enterprises in China have fallen into an economic crisis. As a result, the demand for financing has decreased, and the number of clients for our consulting services has sharply declined from 42 clients in 2022 to 8 clients in 2023.

Revenues from others

Revenue from others is mainly derived from some incidental revenue. Others decreased by $19 or 1% from $3,668 for the year ended December 31, 2022 to $3,649 for the year ended December 31, 2023.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2023 and 2022, respectively:

	Years ended December 31,
	2023		2022		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services *	-	-%	-	-%	-	-%
Corporate business training services	1,626,238	87%	232,877	24%	1,393,361	598%
Corporate consulting services	221,703	12%	724,235	76%	(502,532)	(69)%
Others *	14,617	1%	-	-%	14,617	-%
Total cost	1,862,558	100%	957,112	100%	905,446	95%

*	Revenues from advisory and transaction and other services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff. Cost of revenues for the year ended December 31, 2023 was $1,862,558, an increase of $905,446, or 95%, from $957,112 for the year ended December 31, 2022. The increase was proportionally in line with the increase of revenues.

The following table shows different categories of services we provided for the year ended December 31, 2023 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	1,890,814	3,232,486	326,292	3,649	5,453,241
% of revenue	35%	59%	5%	1%	100%
Cost of revenue	-	1,626,238	221,703	14,617	1,862,558
% of cost	-%	24%	76%	-%	100%
Gross profit	1,890,814	1,606,248	104,589	(10,968)	3,590,683
Gross margin	100%	50%	32%	(301)%	66%

The following table shows different categories of services we provided for the year ended December 31, 2022 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	2,000,219	256,356	862,081	3,668	3,122,324
% of revenue	64%	8%	28%	0%	100%
Cost of revenue	-	232,877	724,235	-	957,112
% of cost	-%	24%	76%	-%	100%
Gross profit	2,000,219	23,479	137,846	3,668	2,165,212
Gross margin	100%	9%	16%	100%	69%

We had gross profit of $3,590,683 and $2,165,212 with gross margins of 66% and 69% for the years ended December 31, 2023 and 2022, respectively. The overall gross profit margin decreased by 3%, which was driven the reduction of revenue generated from corporate consulting services, offset by the increase of revenue generated from corporate business training services.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2023 and 2022:

	Years ended December 31,				Change
	2023	%	2022	%	Amount	%
Selling expenses	$2,481,130	41%	$948,565	31%	$1,532,565	162%
General and administrative expenses	3,587,167	59%	2,136,437	69%	1,450,730	68%
Total operating expenses	$6,068,297	100%	$3,085,002	100%	$2,983,295	97%

Selling expenses

	Years ended December 31,
	2023	2022	Variance
	$	$	$	%
Salary and welfare	1,250,291	362,975	887,316	244%
Promotional expenses	-	61,968	(61,968)	(100)%
Conference fee	1,021,668	382,363	639,305	167%
Travel and transportation	163,452	105,454	57,998	55%
Entertainment	33,812	31,580	2,232	7%
Others	11,907	4,225	7,682	182%
Total	2,481,130	948,565	1,532,565	162%

Our selling expenses increased by $1,532,565 or 162%, from $948,565 for the year ended December 31, 2022 to $2,481,130 for the year ended December 31, 2023. During this year, we have expanded our sales and marketing efforts, including the recruitment of many new sales personnel, which has increased our sales team’s salaries for the year. Additionally, due to the increase in the number of salespeople and the expansion of our sales scale, we have also seen a significant increase in commissions for sales staff and conference expenses.

General and administrative expenses

	Years ended December 31,
	2023	2022	Variance
	$	$	$	%
Salary and welfare	1,597,033	947,159	649,874	69%
Rental and property management fee	231,036	220,087	10,949	5%
Legal and professional fees	119,336	718,406	(599,070)	(83)%
Office expense	113,579	55,015	58,564	106%
Depreciation and amortization	79,476	64,656	14,820	23%
Others	1,446,707	131,114	1,315,593	1,003%
Total	3,587,167	2,136,437	1,450,730	68%

Our general and administrative expenses increased by $1,450,730 or 68%, from $2,136,437 for the year ended December 31, 2022 to $3,587,167 for the year ended December 31, 2023. This increase was primarily attributable to a $649,874 rise in salary and welfare expenses, necessitated by an increase in headcount and pay raises to accommodate our business expansion. Additionally, we incurred various costs to sustain our listing on NASDAQ, which included legal fees, auditing fees, and NASDAQ maintenance fees, as well as other expenditures.

Other income and expense

Total net other income was $44,977 for the year ended December 31, 2023, compared to net other income of $27,194 for the year ended December 31, 2022, primarily due to an increase in interest income of $21,084 and the gain from early termination of lease contract of $20,245.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

Our income tax expense was $115,031 for the year ended December 31, 2023 and our income tax benefit was $121,113 for the year ended December 31, 2022.

Net Loss

As a result of the foregoing, we reported a net loss of $2,547,668 for the year ended December 31, 2023, compared to a net loss of $771,483 for the year ended December 31, 2022.

B. Liquidity and Capital Resources

As of December 31, 2023, our cash and restricted cash amounted to $4,618,670, as compared to $2,654,185 as of December 31, 2022.

We believe that our working capital is at a positive position and sufficient to meet our operation requirement in the next 12 months from the financial statements’ issuance date. It is mainly contributed from (1) our current position of cash, (2) cash flows provided by operating activities, and (3) net proceeds received from our initial public offering in April 2023.

All of our operations are conducted in the PRC and all of our revenues and all of our expenses, cash are denominated in RMB. As of December 31, 2023, 27% of our cash were held in China to meet the need of our daily operations, and the remaining 74% of our cash was held in the U.S.

Comparison of Results of Operations for Years Ended December 31, 2022 and 2021

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

Other income and expense

Total net other income was $27,194 for the year ended December 31, 2022, compared to net other income of $42,625 for the year ended December 31, 2021, primarily due to a decrease in interest income of $15,477.

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

Net income

As a result of the foregoing, we reported a net loss of $771,483 for the year ended December 31, 2022, compared to a net income of $2,308,626 for the year ended December 31, 2021.

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

Cash Flows for the Years Ended December 31, 2023, compared to the Year Ended December 31, 2022

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Years ended December 31,
	2023	2022
Net cash used in operating activities	$(1,646,355)	$(1,395,937)
Net cash used in investing activities	(4,062,943)	(45,679)
Net cash provided by financing activities	7,772,884	304,172
Effect of exchange rate on cash	(68,791)	(103,772)
Net increase (decrease) in cash and restricted cash	$1,994,795	$(1,241,216)

Operating Activities

Net cash used in operating activities was $1,646,355 for the year ended December 31, 2023, as compared to $1,395,937 net cash used by operating activities for the year ended December 31, 2022. The net cash used in operating activities for the year ended December 31, 2023 was mainly due to a net loss of $2,547,668, an increased in accounts receivables of $321,504 and an increased in prepayments of $181,213.

Investing Activities

Net cash used in investing activities was $4,062,943 for the year ended December 31, 2023, as compared to $45,679 net cash used in investing activities for the year ended December 31, 2022. The net cash used in investing activities for the years ended December 31, 2023 was mainly attributable to acquire subsidiaries on the consideration of $4,000,000.

Financing Activities

Net cash provided by financing for the year ended December 31, 2023 was $7,772,884, as compared to $304,172 net cash provided by financing activities for the year ended December 31, 2022. The net cash provided by financing activities for the year ended December 31, 2023 was mainly due to the IPO net proceeds net of deferred offering costs, expenses allowances and expenses.

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

Contractual obligations

As of December 31, 2023, our contractual obligation is as follows:

	Payment due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations
Operating Lease Obligations	$380,962	$213,632	$167,330	$-	$-

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

Contingencies

The Company may be involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of December 31, 2022 the Company was not aware of any litigations or lawsuits against it.

According to the civil ruling (2023) Yue 0113 Cai Bao 865 issued on October 12, 2023, the plaintiff in this case is Guangzhou Boxin Technology Co., Ltd., and the defendant is Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.

This case originated when the plaintiff filed a pre-action property preservation application, freezing the defendant’s bank deposit of RMB 215,200 (Approximately $30,130) in the Guangzhou Tianan Tian’an Sub-branch of China Merchants Bank Co., Ltd., and the bank account number is 120914637510401.

And the civil ruling (2023) Yue 0113 Cai Bao 865, issued on October 12, 2023, led to the parties reaching a mediation agreement subsequently. Following this agreement, the plaintiff applied for the lifting of the property preservation. Consequently, on March 12, 2024, the court ordered the release of the frozen bank deposit belonging to the defendant (Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd).

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

The Company currently generate our revenues from the following main sources:

Revenues from advisory and transaction services

The Company delivers packaged advisory and transaction services to help design a financial plan, build up and maintain the corporate image of our clients, connect clients with potential investors, and present its client to interested investors. Revenues from advisory and transaction services represent service fees associated with private fundraising transactions, which are recognized on a net basis. The service fee is charged based on a certain percentage of the funds raised by the clients and is only payable upon the completion of fundraising. Revenue is the amount of consideration that the Company expects to receive upon completing the fundraising transactions, which is the only performance obligation of the service. Revenue is recognized at the point when the advisory services have been performed and the fundraising transactions have been completed under the relevant contractual terms. The payment term of advisory and transaction services is three days when the performance obligation is completed.

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

Advance from clients

Advance from clients is the amount will be invoiced and recognized as revenue in future periods when the Company completes its performance obligations. Our advance from clients mainly consists of the fees for corporate consulting services and corporate business training services. As of December 31, 2023, our corporate consulting services have retained 8 clients, marking a significant decline from the 42 clients we had in 2022. This reduction is reflected in our revenue, with corporate consulting services contributing only about 5% to our total fiscal year revenue in 2023, compared to 28% in the 2022.Conversely, our corporate business training service has become the primary revenue driver, accounting for approximately 59% of our total revenue for the fiscal year ended December 31, 2023. We have also experienced substantial growth in seminar attendance, with over 14,000 participants in 2023, up from 11,000 in 2022. This growth is attributed to the introduction of new training programs, including large group training sessions and the debut of our small group initiative, the Project Incubation Camp. Furthermore, with the easing of epidemic prevention measures in mainland China, our ability to offer courses has been unrestrained by geographic boundaries. The expansion of our sales team has been instrumental in enhancing our overall sales, resulting in a notable increase in advanced payments from clients between 2022 and 2023.

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

Name	Age	Position(s)
Ruilin Xu	32	Chief Executive Officer, Chairman of the Board of Directors, and Director
Dan Wu	38	Chief Financial Officer
Siqi Cao	43	Director
Kenneth K. Cheng (1)(4)	40	Independent Director
Richard W.Y Seow (2)	62	Independent Director
Tzun Chan (3)	43	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

(4)	Audit Committee financial expert.

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

Richard S.Y Seow has been serving as an independent director of the Company since March 29, 2023. Mr. Seow currently serves as Chief Executive Officer of Frontier Capital Advisory Pte Ltd, a business consulting company that he founded in July 2009. Mr. Seow was the Executive Director and a Board Member of Hin Fah Medical Company Limited, a public company limited by shares registered in Singapore, from December 2012 to May 2019, and currently is Alternate Executive Director and Alternate Board Member since May 2019. From June 2017 to September 2019, Mr. Seow served as Director and Consultant of SBI E2 Family Advisory Company Limited, a company registered in Hong Kong, listed on the Stock Exchange of Hong Kong Limited and registered with the Securities and Futures Commission of Hong Kong with Type 1, 4 and 9 regulated activities. Mr. Seow served as Vice President of Rycal Asia-Pacific Group, a subsidiary of Rycal Investment Group Limited (UK), focusing on Real Estate Investment. Mr. Seow holds a Bachelor of Science in Electrical Engineering (BSEE) from California State University, USA and Master of Business Administration (MBA) from Oklahoma City University, USA.

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

B. Compensation

Executive Compensation

For the fiscal years ended December 31, 2023 and 2022, we paid an aggregate of USD 135,031, and RMB 627,346 (approximately $93,230), respectively, which is the total amount of base salary plus bonus, in cash to our CEO. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

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

Clawback Policy

On November 29, 2023, the Board adopted a Clawback Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

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

Audit Committee

Our Audit Committee consists of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan, with Kenneth K. Cheng serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Kenneth K. Cheng qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S- K and meets the financial sophistication requirements of the Nasdaq rules.

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

The Compensation Committee is responsible for, among other matters:

●	reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

●	approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

●	supervises the administration of our employee benefit plans, including our 2024 Equity Incentive Plan (as defined herein)

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Kenneth K. Cheng, Richard W.Y Seow and Tzun Chan, with Tzun Chan serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

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

Share Ownership

The directors and executive officers of the Company do not currently own Ordinary Shares or have been awarded share options under our 2024 Equity Incentive Plan.

Top Kingwin Ltd 2024 Equity Incentive Plan

The Top Kingwin Ltd 2024 Equity Incentive Plan (the “Equity Incentive Plan”) was approved and adopted by the Company on February 22, 2024. The purpose of the Equity Incentive Plan is to The purpose of the Plan is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Directors and Consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of Employees, Directors and Consultants with exceptional qualifications, and (c) providing incentives that align the interests of Employees, Directors and Consultants with those of the shareholder of the Company. The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares as the Administrator may determine. Capitalized terms used but not defined herein have the meanings ascribed to them in the Equity Incentive Plan.

In April 2024, the Company issued an aggregate of 3,000,000 Class A Ordinary Shares to its 11 employees under the Equity Incentive Plan.

Plan Administration

The Compensation Committee has full power and authority, in its sole discretion, to administer, implement and carry out the Equity Incentive Plan, including, without limitation, (i) selecting grantees from the individuals eligible to receive Awards, the time when Awards will be granted, the number of Awards and the number of Ordinary Shares by each Award; (ii) determining the terms and conditions of each Award grant; (iii) approving the forms of agreement for use under the Equity Incentive Plan; (iv) establishing, adopting, or revising any rules and regulations to administer the Equity Incentive Plan; and (v) taking any and all other action as it deems necessary or advisable for the operation or administration of the Equity Incentive Plan and the Awards thereunder.

Shares Reserved for the Equity Incentive Plan

Subject to certain adjustments set forth in the Equity Incentive Plan, the total number of our shares available for grant and issuance pursuant to the Equity Incentive Plan from time to time will be 3,000,000 Class A Ordinary Shares. All unexercised Options shall be forfeited to the Company in accordance with the terms and conditions set forth in the Award Agreement and again will become available for grant under the Equity Incentive Plan.

Eligibility

Subject to the conditions set forth in the Equity Incentive Plan, any person, including employees, directors or consultants employed by the Company or any of its subsidiaries who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Company’s business are eligible to be granted Awards.

Options

The grant of share options is to be at an exercise price not less than Fair Market Valie of the Ordinary Share subject to the option on the date the option is granted and the par value of the Ordinary Share. However, the exercise price of any share option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options is prohibited without the approval of shareholders. As the date of this Annual Report, no shares option was granted under the Equity Incentive Plan.

Restricted Share

The Compensation Committee is authorized to grant shares subject to various restrictions, including restrictions concerning voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Compensation Committee. Subject to the conditions set forth in the Equity Incentive Plan, upon issuance of restricted stock, the holder shall have, unless otherwise provided by the Compensation Committee, all the rights of a shareholder with respect to said shares, subject to the restrictions in each individual award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that, in the sole discretion of the Compensation Committee, any extraordinary or special dividends or distributions with respect to the shares shall be subject to the restrictions set forth in the Equity Incentive Plan.

Non-transferability

Awards granted under our Share Incentive Plan are generally not transferable during the lifetime of the award holder.

Amendment and Termination of the Equity Incentive Plan

The Compensation Committee or the Board of Directors of the Company may, at any time terminate, and from time to time may amend or modify the Equity Incentive Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if (a) shareholder approval is required to enable the Equity Incentive Plan to satisfy any applicable statutory or regulatory requirements. No amendment, modification or termination of the Equity Incentive Plan shall in any manner adversely affect any Awards theretofore granted under the Equity Incentive Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the Equity Incentive Plan.

Duration of the Plan

The Equity Incentive Plan shall terminate on February 22, 2034 unless earlier terminated. Awards outstanding at the time of the Equity Incentive Plan’s termination may continue to be exercised in accordance with their terms and shall continue to be governed by and interpreted consistent with the terms of the Equity Incentive Plan.

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

D. Employees

As of the date of this Annual Report, we have a total of 145 full-time employees, of which 73 are in sales and marketing, 23 are in client services, 20 are in the finance department, and 29 are in general administration.

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

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees is represented by a labor union or covered by collective bargaining agreements. We have not experienced any work stoppages.

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

The percentage of beneficial ownership owned is based on 10,963,040 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
	Shares	% of Total Voting Power*	Shares	% of Total Voting Power*
Directors and Executive Officers
Ruilin Xu (1)	480,000	0.55%	3,786,960	87.36%
Dan Wu	-	-%	-	-%
Siqi Cao (2)	384,000	0.44%	-	-%
Kenneth K. Cheng	-	-%	-	-%
Richard W.Y Seow	-	-%	-	-%
Tzun Chan	-	-%	-	-%
All directors and executive officers as a group (three persons)	639,960	5.84%	3,786,960	87.36%

5% Beneficial Owners
Xu Ruilin Capital CO., Ltd (1)	480,000	0.55%	3,786,960	87.36%
Fern Win Talent Holding Co., Ltd (2)	960,000	1.11%	-	-%
TIANCHENGYIHAO Holding Ltd (3)	1,141,920	1.32%	-	-%
Astra Capital Ltd (4)	720,000	0.83%	-	-%
Huang Fei Holding Co., Ltd (5)	694,320	0.80%	-	-%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 20 votes.

(1)	Includes 480,000 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Ruilin Xu. The address of Xu Ruilin Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu.

(2)	Includes 960,000 Class A Ordinary Shares held by Fern Win Talent Holding Co., Ltd (“Fern Win”), 40% of which are ultimately beneficially owned through certain holding companies by Siqi Cao and 60% by Jiaqi Hao. Mr. Cao is the sole director of Fern Win; as a result, Mr. Cao may be deemed to have voting and investment control over the shares owned by Fern Win. Mr. Cao disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Fern Win is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(3)	TIANCHENGYIHAO Holding Ltd (“TIANCHENGYIHAO”) is a limited liability company incorporated under the British Virgin Islands laws. The address of TIANCHENGYIHAO is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over TIANCHENGYIHAO is Youjun Tan.

(4)	Astra Capital Ltd (“Astra Capital”) is a limited liability company incorporated under the British Virgin Islands laws. The address of Astra Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Astra Capital is Dong Meng.

(5)	Huang Fei Holding Co., Ltd (“Huang Fei Holding”) is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Fei Huang. The address of Huang Fei Holding is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Huang Fei Holding is Fei Huang.

As of the date of this Annual Report, there were 28 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Material Transactions with Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2023 and 2022 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2023, Mr. Ruilin Xu still holds 48.62% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Siqi Cao	The Company’s director, paid certain professional fees on behalf of the Company.

Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen CIC Consulting Co., Ltd.

Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd

Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.

Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.

Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Big Data Technology Co.,Ltd.

Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.

Shenzhen Zhongtou Industrial Treasure Network Co.Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.Ltd.

Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.

Infinity worldwide holding.,Ltd	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$146,903	$-
	$146,903	$-

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$502,314	$-
Shenzhen Zhongtou Shunshi Investment Management Co.	357,967	-
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	29,958	-
Shenzhen Zhongtou Industrial Planning & Consulting Co.	101,692	-
Shenzhen Zhongtou Big Data Technology Co.	25,606	-
Ms. Li Qian	12,253	-
Shenzhen Zhongtou Industrial Treasure Network Co.	86,973	-
Mr. Zhiliang Hu	2,336	-
	$1,119,099	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$29,719	$30,592
Mr. Siqi Cao (the Company’s Director)	-	1,098,413
Infinity worldwide holding ltd	120,674	-
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	2,817	-
Shenzhen Zhongtou Industrial Planning & Consulting Co.	10,578	-
Shenzhen Zhongtou Industrial Treasure Network Co.	25,775	-
Ms. Li Qian	24,226	-
	$213,789	$1,129,005

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2023, 2022 and 2021

Name of related parties	December 31, 2023	December 31, 2022	December 31, 2021
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.*	$612,863	$-	$1,025,937
	612,863	$-	$1,025,937

Cost of revenues
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	$-	$-	$1,289
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	-	-	1,257
Guangzhou Tiancheng Capital Management Group Co., Ltd.**	147,298	-	-
	147,298	$-	$2,546
Selling expense
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	-	$-	$1,302

Interest income
Guangzhou Tiancheng Capital Management Group Co., Ltd.	-	$-	$4,767

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.
**	The costs incurred are related to the business training services provided by Guangzhou Tiancheng Capital Management Group Co., Ltd. These services are delivered through a variety of short-term courses. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

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

Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our Company is a company incorporated outside the PRC. As a holding company, the key assets and records of our Company (including the resolutions of its board of directors and the resolutions of its shareholders) are located and maintained, outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. As such, we do not believe that our Company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non- PRC enterprise shareholders. In addition, nonresident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, as if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether in practice non-PRC shareholders of our Company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. We will continue to monitor our tax status.

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

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the PFIC (as defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends- received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

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

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non- passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB appreciated depreciated by 2.5% in fiscal year 2021, depreciated by 8.2% in fiscal year 2022 and depreciated by 5.2% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of 31, 2022, substantially all of the Company’s cash was held by major financial institutions located in the PRC, which management believes are of high credit quality. And as of December 31, 2023, substantially all of the Company’s cash were held by major financial institutions located in the U.S., which management believes are of medium credit quality.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2023. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2023 were not effective at the reasonable assurance level due to the material weakness described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2023, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table represents the approximate aggregate fees for services rendered by ONESTOP ASSURANCE PAC and Marcum Asia CPAs LLP for the periods indicated:

	December 31, 2023	December 31, 2022
	USD	USD
Audit Fees	$180,000	$262,100
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$180,000	$262,100

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 11, 2023, the Company, upon the approval of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP, the former independent registered public accounting firm of the Company and appointed OneStop Assurance PAC (PCAOB ID: 6732) to serve as its independent registered public accounting firm for the year ended December 31, 2023.

Marcum Asia CPAs LLP’s reports on the Company’s financial statements for the fiscal year ended December 31, 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Marcum Asia CPAs LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum Asia, would have caused Marcum Asia to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, other than the material weaknesses and significant deficiencies reported by management in the Risk Factors section of this Annual Report.

The Company provided Marcum Asia CPAs LLP with a copy of the above disclosure and requested that Marcum Asia furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of the Marcum Asia CPAs LLP’s letter is filed as Exhibit 16.2 to this Annual Report.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of OneStop, neither the Company, nor someone on behalf of the Company, has consulted OneStop Assurance PAC regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that OneStop Assurance PAC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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

Item 16G. CORPORATE GOVERNANCE

We are incorporated in Cayman Islands and our corporate governance practices are governed by applicable law of Cayman Islands, our amended and restated memorandum and articles of association. In addition, because our common shares are listed on the Nasdaq Capital Market, we are subject to Nasdaq’s corporate governance requirements.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the Nasdaq Rules and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the Cayman Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements under Nasdaq Rules 5635. Nasdaq Rules 5635 generally provides that shareholder approval is required prior to issuance (or potential issuance) of securities in relation to (i) the acquisition of the stock or assets of another company; (ii) a change of control, (iii) the establishment or amendment of certain equity based compensation plans and arrangements; and (iv) transactions other than public offerings whereby there is a 20% Issuance at a price that is less than the Minimum Price, as defined in Nasdaq Rules 5635(d). Our Cayman Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from issuing securities without first obtaining shareholder approval where such issuance of securities otherwise requires shareholder approval under Nasdaq Rules 5635.

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On May 12, 2023, we adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to this Form 20-F.

Item 16K. CYBERSECURITY

Risk Management and Strategy

To maintain a consistently high level of service experience for our clients, preserve the confidentiality, integrity, and availability of our information systems, safeguard our assets, data, intellectual property, and network infrastructure, while meeting regulatory requirements, it is crucial to effectively manage cybersecurity risks. To achieve this, we have implemented a comprehensive cybersecurity risk management framework, which is integrated in our overall enterprise risk management system and processes and is internally managed.

Our dedicated cybersecurity staff is tasked with assessing, identifying and managing risks related to cybersecurity threats and, under the leadership of our chief operating officer, is responsible for:

●	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

●	development of risk-based action plans to manage identified vulnerabilities and implementation of new protocols and infrastructure improvements;

●	cybersecurity incident investigations;

●	monitoring threats to sensitive data and unauthorized access to our systems;

●	secure access control measures applied to critical IT systems, equipment and devices, designed to prevent unauthorized users, processes, and devices from assessing IT systems and data;

●	developing and executing protocols to ensure that information regarding cybersecurity incidents is promptly shared with the board of directors, as appropriate, to allow for risk and materiality assessments and to consider disclosure and notice requirements; and

●	developing and implementing training on cybersecurity, information security and threat awareness.

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2023, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. . For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Industry––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our cyber security team is responsible for monitoring and mitigating cybersecurity risks, including those associated with third-party service providers. The team investigates and responds to any suspicious activities within our data environment. Upon detecting any material cybersecurity threat or cybersecurity incident, our cyber security team will report the threat or incident to our head of information technology and cybersecurity functions, who will assume the responsibility for managing the risks from such material cybersecurity threat or cybersecurity incident and monitoring the prevention, mitigation and remediation measures. Our head of information technology and cybersecurity functions is required to update our board of directors regarding the status of any material cybersecurity threats, material cybersecurity incidents or other associated risks, and they are also required to discuss with our board of directors with respect to disclosure of any material cybersecurity threat or incident, if any. Our head of information technology and cybersecurity functions has extensive experience working in the field of cybersecurity, with pertinent background and expertise in cybersecurity risk management and compliance.

If a cybersecurity incident occurs, our cyber security team will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, our cyber security team will promptly report the incident and assessment results to our head of information technology and cybersecurity functions, and, to the extent appropriate, involve external legal counsels to provide advice. Our management shall prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Top KingWin Ltd, and its subsidiaries are included at the end of this Annual Report, beginning with page F-1.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) filed with the Securities and Exchange Commission on March 22, 2023)
1.2	Amended and Restated Articles of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.2 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.2	Description of Securities (Previously filed; incorporated by reference to Exhibit 4.9 filed with Annual Report on Form 20-F filed on May 16, 2023)
4.1	Employment Agreement between Top KingWin Ltd and its CEO Ruilin Xu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.2	Employment Agreement between Top KingWin Ltd and its CFO, Dan Wu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.2 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.3	Form of Indemnification Agreement with the Registrant’s directors and officers (Previously filed; incorporated by reference to Exhibit 10.3 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.4	Loan Agreement between Guangzhou Tiancheng Capital Management Group Co., Ltd. and Tiancheng Jinhui, dated December 8, 2021 (Previously filed; incorporated by reference to Exhibit 10.4 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.5	English Translation of Lease Agreement between Guangzhou Panyu Energy Saving Technology Park Development Co., Ltd. and Tiancheng Jinhui, dated November 26, 2021 (Previously filed; incorporated by reference to Exhibit 10.5 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.6	English Translation of Lease Agreement between Guangzhou Panyu Energy Saving Technology Park Development Co., Ltd. and Tiancheng Jinhui, dated June 6, 2022 (Previously filed; incorporated by reference to Exhibit 10.6 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.7	English Translation of Purchase Agreement between Guangdong Tiancheng Education Consulting Co., Ltd. and Guangzhou Juxing Consulting Co., Ltd, dated November 30, 2021 (Previously filed; incorporated by reference to Exhibit 10.7 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)

4.8	English Translation of Purchase Agreement between Guangdong Tiancheng Education Consulting Co., Ltd. and Guangzhou Baiyun District Yongping Xuqi Information Service Office, dated January 28, 2021 (Previously filed; incorporated by reference to Exhibit 10.8 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.9	English Translation of the form of Sales Agreement (for a few customers) (Previously filed; incorporated by reference to Exhibit 4.9 filed with Annual Report on Form 20-F filed on May 16, 2023)
4.10	English Translation of the form of Sales Agreement (for a few customers) (Previously filed; incorporated by reference to Exhibit 10.10 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.11	English Translation of the form of Sales Agreement (for a few customers) (Previously filed; incorporated by reference to Exhibit 4.11 filed with Annual Report on Form 20-F filed on May 16, 2023)
4.12	Underwriting Agreement (Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K filed on April 20, 2023)
4.13**	English Translation of Share Sale and Transfer Agreement dated December 20, 2023 (Previously filed; incorporated by reference to the identically named exhibit filed with Form 6-K filed on December 20, 2023)
4.14**	Top KingWin Ltd 2024 Equity Incentive Plan (Previously filed; incorporated by reference to the identically named exhibit filed herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed by the Registrant on February 22, 2024 (File No. 333-277277)).
8.1	Subsidiaries of the Registrant (Previously filed; incorporated by reference to Exhibit 21.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
11.2*	Insider Trading Policy
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
14.1*	Consent of Onestop Assurance PAC, independent auditor
16.1*	Letter from Friedman LLP to the U.S. Securities and Exchange Commission, dated May 16, 2023
16.2*	Letter of Marcum Asia CPAs LLP to the U.S. Securities and Exchange Commission dated December 11, 2023
99.7*	Clawback Policy
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Top KingWin Ltd

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 30, 2024

TOP KINGWIN LTD
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Top KingWin Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top KingWin Ltd (the “Company”) as of December 31, 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2023.

Singapore

April 30, 2024

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

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022) through 2023.

New York, New York

May 16, 2023

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Top KingWin Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income and comprehensive income, change in shareholders’ equity, and cash flows of Top KingWin Ltd and Subsidiaries (collectively, the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retroactively apply the effects of the nominal issuance of shares described in Note 14, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

August 26, 2022

TOP KINGWIN LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2022

(In USD)

	2023	2022
ASSETS
CURRENT ASSETS
Cash	$4,618,670	$2,654,185
Restricted cash	30,310	-
Accounts receivable, net	504,472	95,691
Prepayments	203,126	12,248
Due from related parties	1,119,099	-
Other receivables	137,691	97,911
Total current assets	6,613,368	2,860,035

NON-CURRENT ASSETS
Property and equipment, net	213,891	210,330
Intangible assets, net	46,365	30,538
Operating lease right-of-use assets	353,471	522,278
Other non-current assets	36,164	40,376
Goodwill	2,973,850	-
Deferred offering costs	-	1,306,313
Deferred tax assets	-	118,159
Total non-current assets	3,623,741	2,227,994

TOTAL ASSETS	$10,237,109	$5,088,029

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$497,484	$264,006
Accounts payable-related parties	146,903	-
Operating lease liabilities - current	192,159	165,506
Advance from clients	626,851	187,630
Due to related parties	213,789	1,129,005
Taxes payable	64,120	37,919
Accruals and other payables	928,965	1,108,910
Total current liabilities	2,670,271	2,892,976

Operating lease liabilities - non-current	161,886	373,068
Total non-current liabilities	161,886	373,068

TOTAL LIABILITIES	2,832,157	3,266,044

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 10,963,040 and 8,213,040 shares issued and outstanding as of December 31, 2023 and 2022*	$1,096	$821
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2023 and 2022*	379	379
Share subscription receivables*	-	(1,200)
Additional paid-in capital	8,275,034	114,726
Statutory reserve	282,545	282,545
(Accumulated deficits) Retained earnings	(928,311)	1,563,563
Accumulated other comprehensive loss	(225,791)	(138,849)
Total shareholders’ equity	7,404,952	1,821,985

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$10,237,109	$5,088,029

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In USD)

	2023	2022	2021
REVENUES
-- Third parties	$4,840,378	$3,122,324	$5,268,730
-- Related parties	612,863	-	1,025,937
	5,453,241	3,122,324	6,294,667

COST OF REVENUES
-- Third parties	(1,715,260)	(957,112)	(1,354,252)
-- Related parties	(147,298)	-	(2,546)
	(1,862,558)	(957,112)	(1,356,798)

GROSS PROFIT	3,590,683	2,165,212	4,937,869

OPERATING EXPENSES
Selling expenses	(2,481,130)	(948,565)	(979,097)
General and administrative expenses	(3,587,167)	(2,136,437)	(915,550)
Total operating expenses	(6,068,297)	(3,085,002)	(1,894,647)

(LOSS) INCOME FROM OPERATIONS	(2,477,614)	(919,790)	3,043,222

OTHER INCOME, NET
Other income	63,771	31,248	44,040
Other expense	(18,794)	(4,054)	(1,415)
Total other income, net	44,977	27,194	42,625

NET (LOSS) INCOME BEFORE INCOME TAXES	(2,432,637)	(892,596)	3,085,847

Income tax (expenses) benefit	(115,031)	121,113	(777,221)

NET (LOSS) INCOME	(2,547,668)	(771,483)	2,308,626

Other comprehensive (loss) income
Foreign currency translation (loss) income	(86,942)	(203,486)	39,076

TOTAL COMPREHENSIVE (LOSS) INCOME	$(2,634,610)	$(974,969)	$2,347,702

Basic and diluted (loss) earnings per share*	$(0.18)	$(0.06)	$0.19

Weighted average number of common shares outstanding - basic and diluted*	13,947,917	12,000,000	12,000,000

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022, and 2021

(In USD)

	Class A ordinary shares		Class B ordinary shares		Share subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Receivables*	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2020	$8,213,040	821	3,786,960	379	(1,200)	$114,726	$24,320	$284,645	$25,561	$449,252
Net income	-	-	-	-	-	-	-	2,308,626	-	2,308,626
Statutory reserve	-	-	-	-	-	-	258,225	(258,225)	-	-
Capital contribution from a former shareholder	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	39,076	39,076

Balance, December 31, 2021	8,213,040	821	3,786,960	379	$(1,200)	$114,726	$282,545	$2,335,046	$64,637	$2,796,954
Net loss	-	-	-	-	-	-	-	(771,483)	-	(771,483)
Statutory reserve	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(203,486)	(203,486)

Balance, December 31, 2022	8,213,040	$821	3,786,960	$379	$(1,200)	$114,726	282,545	$1,563,563	$(138,849)	$1,821,985
Adoption of ASC 326	-	-	-	-	-	-	-	55,794	-	55,794
Balance, January 1, 2023	8,213,040	821	3,786,960	379	(1,200)	114,726	282,545	1,619,357	(138,849)	1,877,779
Net loss	-	-	-	-	-	-	-	(2,547,668)	-	(2,547,668)
Capital Contribution	2,750,000	275	-	-	1200	8,160,308	-	-	-	8,161,783
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(86,942)	(86,942)
Balance, December 31, 2023	10,963,040	$1,096	3,786,960	$379	$-	$8,275,034	$282,545	$(928,311)	$(225,791)	$7,404,952

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023 (Note 14).

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(In USD)

	2023	2022	2021
Cash flows from operating activities
Net (loss) income	$(2,547,668)	$(771,483)	$2,308,626
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	61,052	109,972	13,952
Depreciation and amortization	77,610	64,657	35,428
Non-cash operating lease expenses	(188,835)	-	-
Loss from the disposal of property and equipment	913	-	-
Gain on early termination of operating lease contract	(20,245)	-	-
Foreign exchange gain	(30,101)	-	-
Deferred tax expenses (benefit)	115,094	(121,113)	-
Changes in assets and liabilities
Accounts receivable	(321,504)	736,207	(525,576)
Other receivables	(23,174)	(62,734)	(20,682)
Prepayments	(181,213)	94,360	(15,118)
Accounts receivable - related party	-	-	341,042
Interest receivable - related party	-	4,946	(4,767)
Due from related parties	(8,920)	-	-
Other non-current assets	3,068	(3,656)	(4,301)
Accounts payable	120,286	(587,098)	565,127
Accruals and other payables	483,763	72,918	332,242
Advance from clients	443,947	(409,759)	372,025
Accounts payable - related party	147,297	(1,317)	(14,234)
Due to related parties	-	-	-
Taxes payable	28,492	(481,984)	405,436
Operating lease liabilities	193,783	(39,853)	(14,828)
Net cash (used in) provided by operating activities	(1,646,355)	(1,395,937)	3,774,372
Cash flows from investing activities
Purchase of property and equipment	(76,356)	(32,199)	(131,577)
Purchase of intangible assets	(14,907)	(13,480)	(19,961)
Acquisition of subsidiaries	(3,971,680)	-	-
Loan to a shareholder	-	-	(1,550,192)
Loan repaid by a shareholder	-	-	1,550,192
Net cash used in investing activities	(4,062,943)	(45,679)	(151,538)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	8,161,783	-	-
Due to related parties	(388,899)	392,100	52,034
Repayment to related parties	-	(87,928)	-
Net cash provided by financing activities	7,772,884	304,172	52,034

Effect of exchange rates on cash	(68,791)	(103,772)	49,201

Net increase (decrease) in cash and restricted cash	1,994,795	(1,241,216)	3,724,069

Cash and restricted cash at beginning of year	2,654,185	3,895,401	171,332

Cash and restricted cash at end of year	$4,648,980	$2,654,185	$3,895,401

Cash at end of year	$4,618,670	$2,654,185	$3,816,940
Restricted cash at end of year	30,310	-	78,461
Cash and restricted cash at end of year	$4,648,980	$2,654,185	$3,895,401
Supplemental disclosure information
Cash paid for interest expenses	$-	$-	$-
Cash paid for income tax	$-	$480,263	$398,044
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$370,114	$119,820	$627,176
Borrowings from a related party to pay deferred offering costs	$-	$706,313	$-
Deferred offering costs in accrual and other payables	$-	$600,000	$-

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31 2023 AND 2022

(In USD)

Note 1 - ORGANIZATION AND BUSINESS

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services, including corporate business training, corporate consulting, advisory and transaction services to its clients in the People’s Republic of China (the “PRC”).

Top KingWin Ltd (Referred as “KingWin”) is a holding company incorporated in Cayman Island on February 16, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Sky Kingwin Ltd (Referred as “KingWin BVI”) established under the laws of the British Virgin Islands on March 15, 2022. KingWin BVI is also a holding company holding all of the outstanding equity of SKY KINGWIN (HK) LIMITED (Referred as “KingWin HK”) which was incorporated in Hong Kong on April 19, 2022. KingWin HK is a holding company holding all of the outstanding equity of Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (Referred as “Tiancheng Jinhui”) which was established on October 25, 2018 under the law of the PRC.

Reorganization

A reorganization of the Company’s legal structure was completed on July 1, 2022, the former shareholders transferred their 100 % ownership interest in Tiancheng Jinhui to KingWin HK, which is 100 % owned by KingWin through KingWin BVI. After the reorganization, KingWin owns 100 % equity interests of KingWin BVI, KingWin HK and Tiancheng Jinhui. The controlling shareholder of KingWin is the same as that of Tiancheng Jinhui prior to the reorganization.

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

Details of the significant subsidiaries of the Company are set out below:

Name of Entity	Background	Ownership	Principle activities
Sky Kingwin Ltd	British Virgin Islands (“BVI”) Company	KingWin (100% Hold)	Holding company

Industry Insights Consulting Ltd	British Virgin Islands (“BVI”) Company	KingWin BVI (100% Hold)	Holding company

STRATEGIC RESEARCH SOLUTIONS LIMITED	Hong Kong (“HK”) Limited Company	Industry Insights Consulting Ltd (100% Hold)	Holding company

SKY KINGWIN (HK) LIMITED	Hong Kong (“HK”) Limited Company	KingWin BVI (100% Hold)	Holding company

Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. (formerly known as “Guangdong Tiancheng Education Consulting Co., Ltd.” and “Vipshop (Guangdong) Food Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Jiangsu Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Jingzhi Information Consulting Co., Ltd. (formerly known as “Shenzhen Goldman Sachs Investment Management Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	Strategic Research Solutions Limited HK (100% Hold)	Holding company

Shenzhen Zhongshun Trend Information Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Jingzhi Information Consulting Co., Ltd. (100% Hold)	Holding company

Shenzhen Zhongtou Business Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Zhongtou Industry Research Institute Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Zhongtou Industry Economic Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

On April 20, 2023, the Company consummated the initial public offering of 2,750,000 Class A Ordinary Shares, at a public offering price of $4.00 per share. The gross proceeds to the Company from the offering were $11,000,000, and the deferred offering costs, expenses allowances and expenses were $2,839,417. As a result, the net proceeds from initial public offering were $8,161,783.

In December 2023, Sky KingWin Ltd (referred to as “Buyer”) entered into an agreement with FutureScope Advisors LTD, Visionary Strategies LTD, Mr. Zhiliang Hu and Ms. Li Qian. This agreement allowed the Buyer to acquire 100% equity interest in Industrial Insights Consulting., Ltd. The Seller, consisting of FutureScope Advisors., Ltd (referred to as “Seller 1”), Visionary Strategies., Ltd (referred to as “Seller 2”), Mr. Zhiliang Hu (referred to as “Seller 3”), and Ms. Li Qian (referred to as “Seller 4”), collectively owned shares in Industry Insights Consulting., Ltd. Therefore, through the agreement with Industry Insights Consulting., Ltd, Sky KingWin Ltd obtained complete ownership of Industrial Insights Consulting., Ltd. The total cash transfer consideration of the transaction was $4,000,000.

The acquisition of the 100 % equity interest in Industrial Insights Consulting., Ltd was completed on December 20 2023 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.

Therefore, based on this assessment, the transaction is considered the acquisition of a business rather than the purchase of assets. Consequently, goodwill amounting to $2,973,850 was recognized as a result of this business combination.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50 % of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

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

Restricted Cash

Restricted cash represents restricted cash held by banks as guaranteed deposit for a contractual dispute which closed as of December 31, 2021 and the restricted cash has been released on February 8, 2022. Thus, there was no restricted cash as of December 31, 2022.

According to the civil ruling (2023) Yue 0113 Cai Bao 865 issued on October 12, 2023, the plaintiff in this case is Guangzhou Boxin Technology Co., Ltd., and the defendant is Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.

The case originated when the plaintiff filed a pre-action property preservation application, freezing the defendant’s bank deposit of RMB 215,200 (Approximately $30,310) in the Guangzhou Tianhe Tian’an Sub-branch of China Merchants Bank Co., Ltd., and the bank account number is 120914637510401.

Subsequently, the two parties reached a reconciliation, and the plaintiff applied for the lifting of the preservation. On March 12, 2024, the court ruled to lift the freezing of the defendant’s bank deposit.

Adoption of ASU 326

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”), using the modified retrospective transition method. ASU 326 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2023 by US$55,794 including the allowance for credit losses for accounts receivables, contract assets and other financial assets carried at amortized cost which are insignificant.

Accounts receivable and allowance for doubtful accounts

Prior to the Company’s adoption of ASU 326, accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when loss is probable. The Company determines the adequacy of a reserve for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company regularly reviews the adequacy and appropriateness of the allowance for doubtful accounts.

After the adoption of ASU 326, The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and contract assets and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of comprehensive (loss) /income. The Company assesses collectability by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Prepayments

Prepayments primarily consist of the prepayments to the service suppliers for the Company event hosting, planning, and execution. The Company maintains a provision for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service, significant one-time events, and historical experience. As of December 31, 2023 and 2022, no provision for doubtful accounts for prepayments was made.

Other Receivables

Other receivables represent other receivables mainly include security deposits, employee loans, and advances for employee social insurance and housing funds as well as prepayments of corporate income tax, which normally includes insignificant receivable amounts.

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

Estimated useful lives (years)
Leasehold improvement	3/5
Vehicle	4
Office equipment	5
Electronic equipment	3

Intangible Assets, net

Intangible assets are stated at cost less accumulated amortization and amortized in a method which reflects the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. The balance of intangible assets represents a production copyright that the Company purchased externally and is amortized straight- line over 10 years in accordance with the way the Company estimates to generate economic benefits from such copyright.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Copyright	10
Patent	10
Trademarks	10
Software	10

Impairment of Long-lived Assets

Long-lived assets, including property and equipment with finite lives and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the non-discounted future cash flows generated from the assets and recognizes an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. No impairment was recorded by the Company as of December 31, 2023 and 2022.

Lease

Before adopted ASC 842, a lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

On January 1, 2020, the Group adopted ASC 842, Leases (ASC 2016-02), using the modified retrospective transition method and used an effective date of as the date of initial application. As a result, the comparative periods were not restated. The Group has elected the package of practical expedients permitted which allows the Group not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASC 842).

The Group determines whether an arrangement is or contains a lease at inception. The Group’s accounting policy effective on the adoption date of ASC 842 is as follows:

Operating lease as Lessee

The Group classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement:

(a).	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b).	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c).	The lease term is for a major part of the remaining economic life of the underlying asset.

The Group classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement (continued):

(d).	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e).	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

For operating leases, the Group records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Group estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, the Group considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received, and any initial direct costs incurred by the Group.

After lease commencement, operating lease liabilities are measured at the present value of the remaining lease payments using the discount rate determined at lease commencement. Operating lease ROU assets are measured at the amount of the lease liabilities and further adjusted for prepaid or accrued lease payments, the remaining balance of any lease incentives received, unamortized initial direct costs and impairment of the ROU assets, if any. Operating lease expense is recognized as a single cost on a straight-line basis over the lease term.

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

As of December 31, 2023, the Company has six operating leases for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

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

The Company recognized no impairment of ROU assets as of December 31, 2023 and 2022.

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

Revenues from corporate business training services

Revenues from corporate business training services consist of two types (i) training fees and (ii) set-up fees. Each type of the training services is considered as one performance obligation. Each performance obligation is independent to each other, and its clients could contract with the Company for any one of the training services.

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

Changes in advance from clients as follows:

	Years Ended December 31,
	2023	2022	2021

Advance from clients, beginning of the period	$187,630	$587,396	$205,881
Revenue deferred during the period	503,230	84,945	484,364
Recognition of revenue deferred in prior periods	(58,810)	(316,154)	(102,849)
Refund to clients	-	(131,590)	-
Foreign currency translation adjustment	(5,199)	(36,967)	-
Advance from clients, end of the period	$626,851	$187,630	$587,396

Advance from clients is mainly consists of the fee for corporate consulting services and corporate business training services.

Practical expedients

Cost to obtain a client – the Company pays certain costs to obtain a client contract such as commissions. As the Company’s client contracts have a contractual term of one year or less, it has elected to apply the practice expedient and expense these costs in profit or loss as incurred.

Revenues by services:

	Years Ended December 31,
	2023	2022	2021
Revenues
Advisory and transaction service	$1,890,814	$2,000,219	$3,878,847
Corporate business training service	3,232,486	256,356	1,467,563
Corporate consulting service	326,292	862,081	839,531
Others	3,649	3,668	108,726
Total revenues	$5,453,241	$3,122,324	$6,294,667

Revenue by recognition over time vs at point in time:

	Years Ended December 31,
	2023	2022	2021
Revenue by recognition over time	$-	$-	$-
Revenue by recognition at a point in time	5,453,241	3,122,324	6,294,667
Total revenues	$5,453,241	$3,122,324	$6,294,667

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2023 are subject to examination by any applicable tax authorities.

Value Added Tax (“VAT”)

The Company was subject to VAT at the rate of 6 % and related surcharges on revenues generated from provided services for the years ended December 31, 2023, 2022 and 2021. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of (loss) income and comprehensive (loss) income.

And according to the Announcement of the Ministry of Finance and the State Taxation Administration on the Preferential Value-Added Tax Policy for Small-Scale Taxpayers (2023 No. 19) stipulates in Article 2 that for small-scale value-added taxpayers who apply a tax rate of 3% on taxable sales revenue, the value-added tax shall be levied at a reduced rate of 1%.

Foreign Currency Translation and transaction

The reporting currency of the Company is the USD. Tiancheng Jinhui conducts its business in the local currency, Chinese Yuan (“RMB”), as its functional currency. Except for Tiancheng Jinhui, the Company and its subsidiaries in Cayman Islands, BVI and HK use USD as its functional currency. An entity’s functional currency is the currency of the primary economic environment in which it operates; normally, that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter- company transactions and arrangements.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of income and comprehensive (loss) income.

The consolidated financial statements are presented in USD. Assets and liabilities are translated into USD at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts, except for the change in retained earnings, are translated using the historical exchange rates at the date of entry to shareholder equity; the change in retained earnings uses historical exchange rates of each period’s statement of income. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive (loss) income in the consolidated balance sheets.

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts
December 31, 2023	RMB 7.0999 to $1
December 20, 2023	RMB 7.1355 to $1
December 31, 2022	RMB 6.8972 to $1
December 31, 2021	RMB 6.3726 to $1

Statement of income and loss, and cash flows items
For the year ended December 31, 2023	RMB 7.0809 to $1
For the period from December 20, 2023 to December 31, 2023	RMB 7.1279 to $1
For the year ended December 31, 2022	RMB 6.7290 to $1
For the year ended December 31, 2021	RMB 6.4508 to $1

Earnings (loss) Per Share (“EPS”)

The Company computes earnings per share (EPS) in accordance with ASC 260, Earnings per Share (ASC 260). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive securities as of and for the years ended December 31, 2023, 2022 and 2021.

Advertising Cost

Advertising costs are expensed as incurred and included in selling expenses. Advertising costs amounted to $128,200, $73,321, and $21,654 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Statutory Reserve

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10 % of its annual after-tax profit to the general reserve until such reserve has reached 50 % of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distribute as cash dividends. Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd. was established as a foreign-invested enterprise and therefore is subject to the above mandated restrictions on attributable profits.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive (loss) income in the consolidated statements of (loss) income and comprehensive (loss) income.

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

Related Parties

Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management, and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 11.

Business Combinations

The Company accounts for all business combinations under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The purchase method of accounting requires that the consideration transferred to be allocated to net assets including separately identifiable assets and liabilities the Company acquired, based on their estimated fair value. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive(loss)/ income. The Company adopted Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it has acquired a business from January 1, 2023 on a prospective basis and there was no material impact on the consolidated financial statements.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Company determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Terminal values are based on the expected life of assets and forecasted cash flows over that period. Acquisition-related costs are recognized as general and administrative expenses in the consolidated statements of comprehensive (loss) income as incurred. Although the Company believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Acquisitions that do not meet the accounting definition of a business combination are accounted for as asset acquisitions. For transactions determined to be asset acquisitions, the Company allocates the total cost of the acquisition, including transaction costs, to the assets acquired based on their relative fair values.

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. The Company had only one reporting unit (that also represented the Company’s single operating segment) as of December 31, 2023. Goodwill was allocated 100 % to the single reporting unit as of December 31, 2023. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

In performing quantitative impairment test, the Company compares the carrying amount of the reporting unit to the fair value of the reporting unit based on estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, an impairment loss shall be recognized in an amount equal to that excess.

Impairment loss of nil was provided for the year ended December 31, 2023.

Note 3 - ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES

Acquisition of Industrial Insights Consulting LTD

In December 2023, Sky KingWin Ltd (referred to as “Buyer”) entered into an agreement with FutureScope Advisors LTD, Visionary Strategies LTD, Mr. Zhiliang Hu and Ms. Li Qian . This agreement allowed the Buyer to acquire 100% equity interest in Industrial Insights Consulting LTD. The Seller, consisting of FutureScope Advisors LTD (referred to as “Seller 1”), Visionary Strategies LTD (referred to as “Seller 2”), Zhiliang Hu (referred to as “Seller 3”), and Li Qian (referred to as “Seller 4”), collectively owned shares in Industry Insights Consulting LTD. Therefore, through the agreement with Industry Insights Consulting LTD, Sky KingWin Ltd obtained complete ownership of Industrial Insights Consulting LTD. The total cash transfer consideration of the transaction was $4,000,000.

The acquisition of the 100 % equity interest in Industrial Insights Consulting LTD. was completed on December 20 2023 and was accounted for as a business combination using the purchase method of accounting. The purchase price allocation of the transaction was determined by the Company with the assistance of an independent appraisal firm based on the estimated fair value of the assets acquired and liabilities assumed as of the acquisition date. The most significant variables in the valuation are discount rate, terminal value, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows.

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$28,320
Accounts receivable, net	97,271
Prepayments	10,095
Other receivables, net	1,128,868
Property and equipment, net	4,906
Intangible assets, net	7,796
Accounts payable	(120,591)
Advance from clients	(1,822)
Accrued expenses and other payables	(128,693)
Goodwill	2,973,850
Total consideration	$4,000,000

Note 4 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31, 2023	December 31, 2022

Accounts receivable	$723,247	$216,030
Less: provision for credit loss	(218,775)	(120,339)
	$504,472	$95,691

The following table sets forth the movement of provision for doubtful accounts:

	December 31, 2023	December 31, 2022

Beginning	$120,339	$14,123
Adoption of ASC 326	(55,794)	-
Provision for doubtful accounts included due to the acquisition of Industrial Insights Consulting LTD.	94,785	-
Additions	61,052	109,972
Exchange rate difference	(1,607)	(3,756)
Balance	$218,775	$120,339

Note 5 - PREPAYMENTS

Prepayments consist of the following:

	December 31, 2023	December 31, 2022
Prepayments for the services cost	$203,126	$12,248

Note 6 – OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2023	December 31, 2022
Income tax receivables	$59,641	$75,645
Others	78,050	22,266
	$137,691	$97,911

Note 7 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2023	December 31, 2022

Leasehold improvement	$243,290	$205,314
Vehicle	92,945	68,442
Office equipment	25,551	11,661
Electronic equipment	59,239	21,736
Less: Accumulated depreciation	(207,134)	(96,823)
	$213,891	$210,330

For the years ended December 31, 2023, 2022 and 2021, depreciation expenses amounted to $71,590, $61,903, and $35,287, respectively.

Note 8 - INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2023	December 31, 2022

Copyrights	$2,626	$2,499
Patents	7,835	-
Trademarks	25,517	16,171
Software	19,663	14,687
Less: Accumulated amortization	(9,276)	(2,819)
	$46,365	$30,538

For the years ended December 31, 2023, 2022 and 2021, amortization expenses amount to $6,020, $2,754, and $141, respectively.

Note 9 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31, 2023	December 31, 2022

Deposits for operating lease	$36,164	$40,376

Note 10 - ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	December 31, 2023	December 31, 2022

Salary payable	$860,849	$371,801
Payable to a minor shareholder	-	120,674
Deferred offering costs in accrual and other payables	-	600,000
Others	68,116	16,435
	$928,965	$1,108,910

Note 11 - RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2023 and 2022 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2023, Mr. Ruilin Xu still holds 48.62% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Siqi Cao	The Company’s director, paid certain professional fees on behalf of the Company.

Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen Zhongtou Business Consulting Co., Ltd.

Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.

Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.

Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.

Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd.

Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.

Shenzhen Zhongtou Industrial Treasure Network Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.

Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.

Infinity worldwide holding.,Ltd.	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2023 and 2022

	December 31, 2023	December 31, 2022
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$146,903	$-
	$146,903	$-

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$502,314	$-
Shenzhen Zhongtou Shunshi Investment Management Co.	357,967	-
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	29,958	-
Shenzhen Zhongtou Industrial Planning & Consulting Co.	101,692	-
Shenzhen Zhongtou Big Data Technology Co.	25,606	-
Ms. Li Qian	12,253	-
Shenzhen Zhongtou Industrial Treasure Network Co.	86,973	-
Mr. Zhiliang Hu	2,336	-
	$1,119,099	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$29,719	$30,592
Mr. Siqi Cao (the Company’s Director)	-	1,098,413
Infinity worldwide holding ltd	120,674	-
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	2,817	-
Shenzhen Zhongtou Industrial Planning & Consulting Co.	10,578	-
Shenzhen Zhongtou Industrial Treasure Network Co.	25,775	-
Ms. Li Qian	24,226	-
	$213,789	$1,129,005

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2023, 2022 and 2021

Name of related parties	December 31, 2023	December 31, 2022	December 31, 2021
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$612,863	$-	$1,025,937
	612,863	$-	$1,025,937

Cost of revenues
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	$-	$-	$1,289
Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.	-	-	1,257
Guangzhou Tiancheng Capital Management Group Co., Ltd.	147,298	-	-
	$147,298	$-	$2,546

Selling expense
Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.	$-	$-	$1,302

Interest income
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$-	$-	$4,767

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.

**	The costs incurred are related to the business training services provided by Guangzhou Tiancheng Capital Management Group Co., Ltd. These services are delivered through a variety of short-term courses. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

Note 12 - TAXES

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

Hong Kong

In accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. KingWin HK incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. In Hong Kong, the applicable tax rate is 16.5% for companies whose net profit exceeds 2 million HKD in a fiscal year. For companies with a net profit of less than 2 million HKD, an income tax rate of 8.25% applies. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, KingWin HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

The Company is subject to PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25 % with the following exceptions for the years ended December 31, 2023, 2022 and 2021.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, 2019 No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB 1,000,000 (including RMB1,000,000), approximately $148,610 , their income is reduced by 25 % to the taxable income, and enterprise income tax is paid at 20 % tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB 1,000,000, approximately $148,610, but not more than RMB 3,000,000, approximately $445,831, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. Tiancheng Jinhui was eligible to enjoy a preferential tax rate of 10% for the year ended December 31, 2023.

Significant components of the income tax expense (benefit) consisted of the following for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Current income tax (benefit) expenses
PRC	(62)	-	777,221
Deferred income tax expenses (benefit)
PRC	115,093	(121,113)	-
	$115,031	$(121,113)	$777,221

(Loss) income before income taxes is attributable to the following geographic locations for the years ended December 31,2023, 2022 and 2021:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Cayman Islands	$(1,531,594)	$(392,100)	$-
BVI	(2,104)	-	-
Hong Kong	(1,708)	(72)	-
PRC	(897,231)	(500,424)	3,085,847
	$(2,432,637)	$(892,596)	$3,085,847

The following table presents a reconciliation of the differences between the statutory income tax and the Company’s effective income tax for the years ended December 31, 2023, 2022 and 2021:

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
	%	%	%
Net (loss) income before income tax	$(2,432,637)	$(892,596)	$3,085,847
Statutory income tax rate of the PRC	25%	25%	25%
Income tax computed at PRC tax rate	(608,159)	(223,149)	771,462

Reconciling items
Effect of different tax rates of subsidiary operating in other jurisdiction	383,710	98,036	-
Non-deductible expenses	3,686	4,000	5,759
Effect of deductible temporary differences or deductible losses for which no deferred tax assets are recognized for the year	335,794	-	-
Income tax expenses (benefit)	$115,031	$(121,113)	$777,221

Effective tax rate	4.7%	13.6%	25.2%

Tax payable as of December 31, 2023 and 2022:

	As of December 31, 2023	As of December 31, 2022
Value added tax payable	$27,736	$7,213
Income tax receivable	(307)	-
Other tax payable	36,691	30,706
	$64,120	$37,919

(b) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2023 and 2022:

Deferred tax assets	As of December 31, 2023	As of December 31, 2022
Bad debt provision	$-	$30,085
Tax loss carry forward	-	84,000
Others	-	4,074
Deferred tax assets, net	$-	$118,159

As of December 31, 2023 and 2022, the amount of tax loss carry-forwards of the Company was as following.

Net Operating Loss Carry Forward:

Location	As of December 31, 2023	As of December 31, 2022
PRC*	$1,241,632	$344,401
BVI**	2,104	-
Cayman**	1,531,594	-
Hong Kong***	1,780	72
Total	$2,777,110	$344,473

*	The net operating loss of the PRC subsidiary incurred in the amount of $344,401 for the year 2022 will expire if unused by December 31, 2027. Additionally, the net operating loss of$897,231 incurred by the PRC subsidiary will expire if unused by December 31, 2028.

**	Companies incorporated in the Cayman Islands and the British Virgin Islands (BVI) are not subject to corporate income tax obligations.

***	Losses made in an accounting year are to be carried forward and set off against future profits of that trade but a corporation carrying on more than one trade may have losses in one trade offset against profits of the other. For gains or losses which are subject to concessionary tax rate, there are special provisions on the adjustment of losses between concessionary trading activities and normal trading activities.

(c) Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2023, 2022 and 2021, the Company had no unrecognized tax benefits.

(d) Value added tax

The Company is subject to VAT and related surcharges in China for providing member services and other in-depth services. The applicable VAT rate is 6 % for general taxpayers. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). VAT liability is recorded in the line item of accrued expenses and other current liabilities on the consolidated balance sheets. Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued.

According to the Article 18 of the “Enterprise Income Tax Law”: Losses incurred in the tax year of an enterprise may be carried forward to subsequent years and offset against the income of those years. However, the maximum duration for carrying forward the losses shall not exceed five years.

And according to the Announcement No. 19 of 2023 issued by the Ministry of Finance and State Administration of Taxation, for small-scale VAT taxpayers, the taxable sales revenue subject to a 3% collection rate will be levied at a reduced rate of 1% until December 31, 2027.

Note 13 - CHINA CONTRIBUTION PLAN

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, and medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; and the Company has no further commitments beyond their monthly contributions. For the years ended December 31, 2023, 2022 and 2021, the Company contributed a total of $480,673, $270,943 and $180,082, respectively, to these funds.

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

On April 20, 2023, the Company consummated the initial public offering of 2,750,000 Class A Ordinary Shares. Ordinary shares outstanding after this issuance included (i) 10,963,040 Class A Ordinary Shares and (ii) 3,786,960 Class B Ordinary Shares.

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

Capital contribution

The company’s capital contribution increased by $11,000,000 through its initial public offering, and after deducting deferred offering costs, expenses allowance and expenses, the actual net increase in capital contribution was $8,161,783.

Statutory reserves

In accordance with the Regulations on Enterprises of PRC, Tiancheng Jinhui in the PRC are required to provide for statutory reserves, which are appropriated from net profit as reported in the Company’s PRC statutory accounts. It is required to allocate 10 % of its after-tax profits to fund statutory reserves until such reserves have reached 50 % of its respective registered capital. The reserve funds, however, may not be distributed as cash dividends.

As of December 31,2023, and 2022, the balances of the statutory reserves were $282,545 and $282,545, respectively.

Note 15 - OPERATING LEASE

The Company has operating lease for its office facility. The lease for the year ended December 31, 2023 is located at the following addresses with their respective areas:

1.	Xuesong Building: Block A, 4D,5D,6D, Tairan 6th Road, Chegongmiao, Sha Tau Street, Futian District, Shenzhen, which consists of approximately 280 square meters.

2.	Partial area of Room 2602, Unit 2, Floor 26, Guohua Tianping Building, Juxianyan Square, Jiangbei District, Chongqing, which consists of approximately 77.1 square meters.

3.	Room 1301, 1302 and 1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District, which consists of approximately 1796.26 square meters.

In the year 2022, the company changed the leased property address to Room 1302-1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District and 1,451.04 square meters on December 9, 2021. The renewed lease has a term starting from December 9, 2021 and ending by October 8, 2025. The lease deposit increased to $28,963 without any rent-free period. In June 2022, the Company signed a new lease agreement for its office space located at Room 1301.01 and 1301.02, Building 25, Tianan Headquarters Central Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. The office space covers an area of about 345.22 square meters. In the year 2023, the company terminated two lease contracts with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd., located at Room 1301-1, 1301-2 (345.22 square meters) and Room 1302-1305 (1451.04 square meters), Building 25, Tianan Headquarters Center Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. At the same time, a new office lease contract was signed with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd., for Rooms 1302, 1303, and 1304 (1131.44 square meters) in Building 25, Tianan Headquarters Center Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District, with a lease period of 22 months. As of December 31, 2023, and 2022, the lease deposits were $22,779 and $33,127, respectively.

On December 2023, the acquisition of Industry Insights Consulting LTD and its subsidiaries which includes short-term leasing arrangements. These leases are primarily for operational needs as office space and are renewed on an annual basis with no transfer of ownership conditions, the following addresses have been included in the leasing scope for each respective company:

Xuesong Building, Block A, located at 4D, 5D, and 6D, Tairan 6th Road, Chegongmiao, Sha Tau Street, Futian District, Shenzhen.

Due to the incorporation of Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd. and Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd. this year, the companies have leased the following properties for office purposes:

Room 1301 (664.82 square meters), consisting of two units, Building 25, Tianan Headquarters Central Road, 555 Panyu Avenue North, Donghuan Street, Panyu District, Shenzhen, Guangdong. And the lease deposit as of December 31, 2023 was $13,385.

Partial area of Room 2602, Unit 2, Floor 26, Guohua Tianping Building, 9 Juxianyan Square, Jiangbei Mouth, Jiangbei District, Chongqing.

Leases with an initial term of 12 months or less are not recorded on the balance sheet; and the Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company does not separate non-lease components from the lease components to which they relate, and instead accounts for each separate lease and non- lease component associated with that lease component as a single lease component for all underlying asset classes.

The following table provides a summary of leases by balance sheet location as of December 31, 2023 and 2022:

Assets/Liabilities	December 31, 2023	December 31, 2022
Assets
Operating lease right-of-use assets	$353,471	$522,278

Liabilities
Operating lease liability - current	$192,159	$165,506
Operating lease liability - non-current	161,886	373,068
Total lease liabilities	$354,045	$538,574

The operating lease expenses for the years ended December 31, 2023 and 2022 were as follows:

Lease Cost	Classification	December 31, 2023	December 31, 2022
Operating lease cost	General and administrative expenses	$203,445	$195,887

Maturities of operating lease liabilities at December 31, 2023 were as follows:

Maturity of Lease Liabilities	Operating Leases
12 months ending December 31,
2024	$213,632
2025	167,330
Total lease payments	380,962
Less: interest	26,917
Present value of lease payments	$354,045

Lease Term and Discount Rate	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)
Operating leases	1.75	2.83

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 16 - CONCENTRATIONS AND CREDIT RISK

(a) Concentrations

In the year ended December 31, 2023, one third-party client accounted for 15 % of the Company’s revenues, respectively. In the year ended December 31, 2022, three third-party clients accounted for 21%, 20 % and 16 % of the Company’s revenues. No other client accounted for more than 10 % of the Company’s revenues for the years ended December 31, 2023 and 2022.

As of December 31, 2023, one third-party client accounted for 66 % of the Company’s accounts receivable, respectively. As of December 31, 2022, four third-party clients accounted for 54%, 13%, 13 % and 13 % of the Company’s accounts receivable, respectively. No other client accounted for more than 10 % of the Company’s accounts receivable as of ended December 31, 2023 and 2022.

As of December 31, 2023, one third-party supplier accounted for 14 % of the Company’s accounts payable, respectively. As of December 31, 2022, four third-party suppliers each accounted for 24%, 17%, 14 % and 13 % of the Company’s accounts payable, respectively. No other supplier accounted for over 10 % of the Company’s accounts payable as of ended December 31, 2023 and 2022.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2023 and December 31, 2022, substantially all of the Company’s cash were held by major financial institutions located in the U.S., which management believes are of medium credit quality.

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

Note 17 - COMMITMENTS AND CONTINGENCIES

(a) Commitment

The Company has following commercial commitments:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leases	$380,962	$213,632	$167,330	$-	$-

(b) Contingencies

According to the civil ruling (2023) Yue 0113 Cai Bao 865 issued on October 12, 2023, the plaintiff in this case is Guangzhou Boxin Technology Co., Ltd., and the defendant is Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.

This case originated when the plaintiff filed a pre-action property preservation application, freezing the defendant’s bank deposit of RMB 215,200 (Approximately $30,310) in the Guangzhou Tianan Tian’an Sub-branch of China Merchants Bank Co., Ltd., and the bank account number is 120914637510401.

Note 18 - SUBSEQUENT EVENT

The Company has analyzed its operations subsequent to December 31, 2023 and up to April 30, 2024, which is the date of the issuance of these consolidation financial statements.

The civil ruling (2023) Yue 0113 Cai Bao 865, issued on October 12, 2023, led to the parties reaching a mediation agreement subsequently. Following this agreement, the plaintiff applied for the lifting of the property preservation. Consequently, on March 12, 2024, the court ordered the release of the frozen bank deposit belonging to the defendant (Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd).

The Top Kingwin Ltd 2024 Equity Incentive Plan was adopted on February 22, 2024, to promote long-term success, attract and retain talent, and align employees' interests with shareholders. The Plan allows various equity grants. In April 2024, 3,000,000 Class A Ordinary Shares were issued to 11 employees under this Plan. However, the plan has not yet provided any conditions for exercisable and non-exercisable options other than the expected total number of eligible participants, and therefore, it is disclosed only as a non-adjusting subsequent event.

In addition, we have not identified any other subsequent events that require investors' attention.