Form 20-F
period 2024-12-31
Top KingWin Ltd
filed 2025-04-17
CIK 1938865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, the issuer had 179,180,431 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares.

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

●

Depending on the context, “we”, “us”, “our company”, “our”, the “Company” and “KingWin” refer to Top KingWin Ltd, a Cayman Islands company, and its subsidiaries, Sky KingWin Ltd, SKY KINGWIN (HK) LIMITED, and Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Jiangsu Tiancheng Jinhui Management Consulting Co., Ltd., Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Shenzhen Tiancheng Chuangxin Technology Co., Ltd., Guji Technology (Shenzhen) Co., Ltd., Industry Insights Consulting LTD, Strategic Research Solutions Limited (HK), Shenzhen Jingzhi Information Consulting Co., Ltd., Shenzhen Zhongshun Trend Information Consulting Co., Ltd., Shenzhen Zhongtou Business Consulting Co., Ltd., Shenzhen Zhongtou Industry Research Institute Co., Ltd., and Shenzhen Zhongtou Industry Economic Consulting Co., Ltd., unless the context otherwise indicates;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAT” refers to the PRC State Administration of Taxation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“KingWin BVI” refers to Sky KingWin Ltd, a company organized under the laws of British Virgin Islands, which is wholly-owned by KingWin;

●	“KingWin HK” refers to SKY KINGWIN (HK) LIMITED, a company organized under the laws of Hong Kong, which is wholly-owned by KingWin BVI;

●	“Tiancheng Jinhui” refers to Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by KingWin HK;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“USD” or “$” refers to the legal currency of the United States.

Top KingWin’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the rate of $1.00=RMB6.8972 as of December 30, 2022 and $1.00=RMB6.7290 for the year ended December 31, 2022. All translations of RMB are calculated at the rate of $1.00=RMB7.0999 as of December 29, 2023 and $1.00=RMB7.0809 for the year ended December 31, 2023. All translations of RMB are calculated at the rate of $1.00=RMB 7.2993 as of December 31, 2024 and $1.00=RMB7.1957 for the year ended December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 1 of this Annual Report.

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the equity investment industry in China. See a more detailed discussion of this risk factor on page 2 of this Annual Report.

●	If we are unable to retain existing clients or attract new ones, or to attract sufficient spending from our clients, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 5 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page 10 of this Annual Report.

Risks Related to Our IT Solutions Business

●	We have an evolving business model with still untested growth initiatives. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	Our business is dependent on our ability to attract and retain highly skilled professionals. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

●	If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals. See a more detailed discussion of this risk factor on page 16 of this Annual Report.

●	Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations. See a more detailed discussion of this risk factor on page 16 of this Annual Report.

●	Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business. See a more detailed discussion of this risk factor on page 16 of this Annual Report.

●	We plan to use open-source software in providing services to our clients. There are risks associated with the use of open-source software that may have an adverse effect on our results of operations and financial condition. See a more detailed discussion of this risk factor on page 17 of this Annual Report.

v

●	The AI industry faces its own risks and changing and extensive regulations. See a more detailed discussion of this risk factor on page 17 of this Annual Report.

●	Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability. See a more detailed discussion of this risk factor on page 18 of this Annual Report.

●	We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 19 of this Annual Report, include, but are not limited to, the following:

●	The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, directors and their affiliates. See a more detailed discussion of this risk factor on page 19 of this Annual Report.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

Risks Related to Doing Business in China

We are based in China and have all of our operations in China. We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 21 of this Annual Report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See a more detailed discussion of this risk factor on pages 22 of this Annual Report.

●	Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our corporate structure, corporate governance, and operations. See a more detailed discussion of this risk factor on page 24 of this Annual Report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct or fund our whole business. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 27 of this Annual Report.

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares, beginning on page 30 of this Annual Report, include, but are not limited to, the following:

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 31 of this Annual Report.

●	If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 32 of this Annual Report.

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

Our revenues decreased by 18%, or $978,551, from $5,453,241 in 2023 to $4,474,690 in 2024. This decline was primarily driven by a significant reduction in revenue from corporate business training services and advisory and transaction services, which contracted by 67%, and 79%, compared to the prior year. However, this decline was primarily offset by strong growth in sales of artificial intelligence and corporate consulting services. During the year 2022, due to the impact of COVID-19 and the lockdown policies brought about by the pandemic, our income saw a significant decline. In contrast, during the year 2023, with the lifting of pandemic control measures and the expansion of our sales team, our income achieved a notable increase. And during the year 2024, with the economic downturn, businesses and individuals have become more cautious with their spending on professional training and transaction services. Our historical growth rate and results may not be indicative of our future growth or performance, and we cannot assure you that we will grow at the same rate as we did in the past or avoid any decline. There is an inherent risk in using our historical financial information to project or estimate our financial performance in the future, as it only reflects our past performance under particular conditions. We may not be able to sustain our historical growth rate, revenue, gross margin and return on net assets for various reasons, some of which are beyond our control, including deterioration in the market conditions of the equity investment industry in China, macro- economic measures taken by the PRC government to manage economic growth and intensified competition in the industry. If we fail to successfully address any of the foregoing risks and uncertainties, our business, results of operations and financial condition may be materially and adversely affected. In addition, our future performance will depend in part on our ability to effectively manage our growth and deal with any and all issues that may potentially hinder our growth. As our operations grow in scale, scope and complexity, we will need to improve and upgrade our systems and infrastructure, which will require significant expenditures and allocation of valuable management resources. If we fail to maintain the necessary level of discipline or fail to allocate limited resources effectively in our organization as it grows, our business, results of operations and financial condition could be materially and adversely affected. To effectively manage our growth, we will also need to implement a variety of new and upgraded operational, technological and financial systems, procedures and controls, including the improvement of our accounting, actuarial, claims and other internal management systems and the enhancement of our compliance and risk control capabilities. The expansion of our business may increase our exposure to liquidity risk, credit risk and operational risk. We expect that we will need to continue to devote substantial financial, operational and technical resources to managing our growth and implementing our business strategies. In order to attain and maintain profitability, we will need to recruit, develop and retain skilled and experienced personnel, which will increase our cost. Our results of operations and financial condition may not always meet the expectations of public market analysts or investors, and may vary from period to period due to a variety of factors beyond our control, which could cause the price of our Class A Ordinary Shares to decline.

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

For the year ended December 31, 2024, one major client, Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company), accounted for 17% of the Company’s revenues from third parties’ revenue. The contract with Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company), dated December 16, 2024, has a term of one year, and will expire on December 15, 2025.

In the year ended December 31, 2024, one major client had a balance due to the Company. Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company) accounted for 61% of the company’s accounts receivable. The contract with Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company), dated December 16, 2024, has a term of one year, and will expire on December 15, 2025.

We derive a significant portion of our revenues from a few major clients. For the year ended December 31, 2024, three major clients, Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company), Shenzhen Sheng Yi Technology Co.,Ltd. (Limited company) and Hainan Saimi Technology Co.,Ltd. (Limited company), accounted for 17%, 10% and 6% of the Company’s revenues respectively. The contract with Shenzhen Cailian Hengtai Technology Co.,Ltd. (Limited company), dated December 16, 2024, has a term of one year, and expired on December 15, 2025. The contract with Shenzhen Sheng Yi Technology Co.,Ltd. (Limited company), dated November 26, 2024, has a term of one year and expired on November 25, 2025. The contract with Hainan Saimi Technology Co.,Ltd. (Limited company), dated February 29, 2024, has a term of one year and expired on February 28, 2025.

In the year ended December 31, 2023, no major client had a balance due to the Company. However, Hainan Taiyi Technology Co., Ltd. (Limited company) accounted for 66% of the company’s accounts receivable. The contract with Hainan Taiyi Technology Co., Ltd. (Limited company), dated August 1, 2023, has a term of one year, and will expire on July 31, 2024. Other than this, no other client’s balance accounted for more than 10% of accounts receivables. As of December 31, 2022, no major client had a balance due to the Company. However, Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership) accounted for 54% of the Company’s accounts receivable. The contract with Chongqing Jiangbei District Taishangsai Enterprise Management Partnership (Limited Partnership), dated August 29, 2022, has a term of one year and expired on August 28, 2023. Other than this, no other client’s balance accounted for more than 10% of accounts receivables.

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

Clients for customized reports, offline industry events and offline course offerings generally prepay us a majority of the total contract values upon signing. Our contract liabilities primarily consisted of these prepayments. We had contract liabilities of $489,523 and $626,851 as of December 31, 2024 and December 31, 2023. As of the same date, we had cash and restricted cash of $2,814,010 and $4,648,980, respectively. Our contract liabilities are generally not refundable. However, if we fail to honor our obligations in respect of our contract liabilities, clients may request to cancel their agreements with us or ask for a partial or full refund, which may lead to our refund obligation, client dissatisfaction or even clients’ disputes with us. In the event that we are required to refund some or all of the prepayments from our clients pursuant to the contract provisions, we may not have the cash or other available resources to fulfill the refund obligation. Even if we are able to fulfill the refund obligation from available resources, we may need to seek additional sources of capital to fund our operations, which funding may not be available when needed or on acceptable terms. In either of those circumstances, our business, results of operations, financial condition and reputation may be materially and adversely affected. Furthermore, in the future, clients may elect not to prepay us for our services in which case we would have to find other sources of funding for our operations, capital expenditures and expansion plans, which would be costly as compared to the aforementioned cost-free client prepayment funding and which may not be available when needed or on acceptable terms.

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

RISK FACTORS RELATED TO OUR IT SOLUTIONS BUSINESS

We have an evolving business model with still untested growth initiatives.

We plan to provide customized software development, technology solutions, and peripheral hardware to clients in China, focusing on fields such as intelligent manufacturing, urban construction, and healthcare industry.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

Our business is dependent on our ability to attract and retain highly skilled professionals.

Our success depends on our ability to attract, develop, motivate, retain and effectively utilize highly skilled professionals in Guangdong, China. We believe that there is significant competition for talented personnel with such skills in this geographic region and that such competition is likely to continue for the foreseeable future. We compete for such talented personnel not only with other companies in our industry but also with companies in adjacent industries, such as financial services and technology generally.

Increased hiring and increasing worldwide competition for skilled personnel may lead to a shortage in the availability of suitable personnel in the locations where we operate and hire and, accordingly, we may not be able to retain or hire all of the personnel necessary to meet our ongoing and future business needs. In addition, any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire engineering personnel to meet our business requirements.

If we fail to attract and retain highly skilled engineering personnel, we may not have the necessary resources to properly staff projects, and the failure to successfully compete for such personnel could materially and adversely affect our ability to provide high quality services to our clients. These factors may, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results.

Our business is dependent on our collaboration with our vendors. Our vendors or suppliers may fail to meet timelines or contractual obligations, which may adversely affect our business. There is no guarantee that we may maintain stable and long-term business relationships with any vendors or suppliers. If our vendors or suppliers refuse to have business with us and if we are not able to replace these business partners on commercially reasonable terms in a timely manner or at all, our business and results of operations and financial condition would be materially and adversely affected.

At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons.

Currently, we are offering hardware products, such as integrated circuit and motherboard, for sale at narrow margins. Our gross margin could be impacted for example by the following factors: increased costs (including increased costs caused by inflation, higher interest rates, or supply chain constraints); loss of cost savings if parts ordering does not correctly anticipate product demand or if the financial health of either our partners or our suppliers deteriorates; excess inventory, or inventory holding and obsolescence charges. In addition, we are subject to risks from fluctuating market prices of certain components, which may be incorporated into our products or used by our suppliers to manufacture our products. Supplies of these components may from time to time become restricted, or general market factors and conditions such as inflation or supply chain constraints have in the past affected and may in the future affect pricing of such commodities. Any increase in the price of components used in our products will adversely affect our gross margins.

We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise.

We are looking for attractive strategic acquisition opportunities with companies that have an expertise in AI-powered solutions. We will consider companies outside of our management’s area of expertise if an acquisition opportunity is presented to us and we determine that such candidate offers an attractive acquisition opportunity for our Company. Although our management will endeavor to evaluate the risks inherent in any particular business combination candidate, we cannot assure that we will adequately ascertain or assess all of the significant risk factors. In the event we elect to pursue an acquisition outside of the areas of our management’s expertise, our management’s expertise may not be directly applicable to its evaluation or operation, and the areas of our management’s expertise would not be relevant to an understanding of the business that we elect to acquire. As a result, our management may not be able to adequately ascertain or assess all of the significant risk factors. Accordingly, any shareholders who choose to remain shareholders following the proposed acquisition could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value.

We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel.

To the extent we complete an acquisition with a financially unstable business or an entity lacking an established record of revenues or earnings, we may be affected by numerous risks inherent in the operations of the business with which we acquire. These risks include volatile revenues or earnings and difficulties in obtaining and retaining key personnel. Although our officers and directors will endeavor to evaluate the risks inherent in a particular target business, we may not be able to properly ascertain or assess all of the significant risk factors and we may not have adequate time to complete due diligence. Furthermore, some of these risks may be outside of our control and leave us with no ability to control or reduce the chances that those risks will adversely impact a target business.

Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected.

Our ability to implement solutions for our customers, incorporating new developments and improvements in technology that translate into productivity improvements for our customers, and our ability to develop digital and other new service offerings that meet current and prospective customers’ needs, as well as evolving industry standards, are critical to our success. Our competitors may develop solutions or services that make our offerings obsolete or may force us to decrease prices on our services, which can result in lower margins. Our ability to develop and implement up-to-date solutions utilizing new technologies that meet evolving customer needs in consulting, industry software and solutions, and application services markets, and in areas such as artificial intelligence, in a timely or cost-effective manner, will impact our ability to retain and attract customers and our future revenue growth and earnings.

However, there can be no assurance that our services can meet prospective customers’ needs and evolving industry standards. If we are unable to continue to execute our strategy and develop and expand our service offerings in a highly competitive and rapidly evolving environment, or if we are unable to commercialize such services and solutions and expand and scale them with sufficient speed and versatility, our growth, productivity objectives and profit margins could be adversely affected.

Technological developments may materially affect the cost and use of technology by our customers. Customers may delay spending under existing contracts and engagements and entering into new contracts while they evaluate new technologies. Such delays can negatively impact our results of operations if the pace and level of spending on new technologies by some of our customers is not sufficient to make up any shortfall from delays from other customers. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our services offering. If we do not sufficiently invest in new technology and adapt to industry developments, or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our business, financial condition and results of operations, as well as our services and solutions and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals.

Obtaining new clients is important for us to achieve rapid revenue growth. Our ability to attract new clients depends on a number of factors, including our ability to offer high quality technology services at competitive prices, the strength of our competitors and the capabilities of our marketing and sales teams to attract new clients and to sell additional services to existing clients. If we fail to attract new clients or to grow our revenues from existing clients in the future, we may not be able to grow our revenues as quickly as we anticipate or at all.

Our investment costs incurred in developing our software products and platforms may not yield the intended results and can adversely impact our results of operations.

Our investments in technology may not yield the intended results, especially from our research and development. Research and development investments and the consequent adoption of new technology solutions, patents, intellectual property and software products on an ongoing basis are essential elements of our business strategy. This helps us to move up the value chain and be a more relevant technology partner to our customers. While we strive to ensure that our research and development expenditure will yield a sustained customer base and increased revenue, customer buy-in for any new investments in research and development carries with it a possibility of not yielding expected investment results, thereby hampering our growth prospects.

Software failures, breakdowns in the operations of our servers and communications systems or the failure to implement system enhancements could harm our business.

Our success depends on the efficient and uninterrupted operation of our servers and communications systems to be built. A failure of our network or data gathering procedures could impede services. Despite any precautions we may take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, break-ins, and similar events at our facilities could result in interruptions of our operations. In addition, any failure by our computer environment to provide our required data communications capacity could result in interruptions in our service.

Additionally, significant delays in the planned delivery of system enhancements, improvements and inadequate performance of the systems once they are completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business, financial condition and results of operations. To the extent that we suffer loss or damage that is not covered by insurance or that exceeds our insurance coverage, or are required to pay higher insurance premiums, our business, financial condition and results of operations could be materially and adversely affected.

We plan to use open-source software in providing services to our clients. There are risks associated with the use of open-source software that may have an adverse effect on our results of operations and financial condition.

We plan to use open-source software in providing services to our clients. Some of our clients may also be using open-source software on which some of our products and services may need to operate. There are significant benefits and risks associated with open-source software. If a company were to buy a commercial closed source solution for enterprise use, there is an elaborate procedure followed for finalizing and purchasing a product. This includes requirement analysis, defining acceptance criteria, evaluating the product, security considerations, etc. An open-source product, however, might not undergo this kind of evaluation. This could pose business and security risks and lead to some unanticipated costs and may have an adverse effect on our results of operations and financial condition.

Some open-source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open-source software we use or grant other licenses to our intellectual property. If we combine our software with open-source software in a certain manner, we could, under certain open-source licenses, be required to release or license the source code of our software to the public. From time to time, we may be subject to claims asserting ownership of, or demanding release of, the source code, the open-source software and/or derivative works that were developed using such software, requiring us to provide attributions of any open-source software incorporated into our distributed software, or otherwise seeking to enforce the terms of the applicable open-source license. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to re-engineer our software or change our products or services, any of which may have an adverse effect on our results of operations and financial condition.

The AI industry faces its own risks and changing and extensive regulations.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered product.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our product.

The AI technologies we are incorporating into certain of our products and processes may present business, legal, and reputational risks.

We plan to use AI technologies in certain of our products and processes. The use of AI has recently become the source of significant media attention and political debate. The introduction of AI technologies, into new or existing offerings may result in new or expanded risks and liabilities, including due to enhanced governmental or regulatory scrutiny, litigation, compliance issues, ethical concerns, confidentiality or security risks, as well as other factors that could adversely affect our business, reputation, and financial results. For example, AI technologies can lead to unintended consequences, including generating content that appears correct but is factually inaccurate, misleading or otherwise flawed, or that results in unintended biases and discriminatory outcomes, which could harm our reputation and business and expose us to liability. We may also not identify inaccurate information, which may expose us to liability. Laws, regulations or industry standards that develop in response to the use of AI may be burdensome or may significantly restrict the deployment of AI, particularly generative AI technologies, in our products or processes.

We may use AI technologies from third parties, which may include open-source software. If we are unable to maintain rights to use these AI technologies on commercially reasonable terms, we may be forced to acquire or develop alternate AI technologies, which may limit or delay our ability to provide competitive offerings and may increase our costs. These AI technologies also may incorporate data from third-party sources, which may expose us to risks associated with data rights and protection and may also lead to the unintended consequences of using AI discussed above. The intellectual property ownership and license rights surrounding AI technologies as well as data protection laws related to the use and development of AI are currently not fully addressed by courts or regulators. The use or adoption of AI technologies into our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringement.

Our inability to protect our systems and data from continually evolving cybersecurity risks or other technological risks could affect our reputation among our clients and their customers and may expose us to liability.

In conducting our business, we may process, and transmit sensitive business information and personal information about our clients, their customers and other parties. We may be a target of malicious third-party attempts to identify and exploit system vulnerabilities and penetrate or bypass our security measures in order to gain unauthorized access to our networks and systems or those of our associated third parties. A successful attempt could lead to the compromise of sensitive, business, personal or confidential information. As a result, we need to proactively employ multiple barriers and controls at different layers of our systems to defend our systems against intrusion and attack and to protect the data we collect. However, we cannot be certain that these measures will continue to successfully counter all current and emerging technology threats that are designed to breach our systems in order to gain access to confidential information.

We also rely on third party vendors for aspects of our cybersecurity strategy, such as to conduct security reviews and penetration tests, and there can be no assurance that the tests conducted by these vendors, or measures we take in response to such tests, will be effective at identifying or preventing any cybersecurity threat.

Our computer systems and the computer systems of our clients could be in the future subject to breach, and our data protection measures may not prevent unauthorized access. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect. Threats to our systems and our associated third parties’ systems can derive from human error, fraud or malice on the part of employees or third parties or may result from accidental technological failure. Computer viruses and other malware can be distributed and could infiltrate our systems or those of our associated third parties. In addition, denial of service or other attacks could be launched against us for a variety of purposes, including to interfere with our services or create a diversion for other malicious activities. Our defensive measures may not prevent downtime, unauthorized access or use of sensitive data. Further, while we carefully select third parties with which we associate, we do not control their actions. Any problems experienced by these third parties, including those resulting from breakdowns or other disruptions in the services provided by such parties or cyber-attacks and security breaches, could adversely affect our ability to service our clients or their customers or otherwise conduct our business.

Furthermore, the costs of systems and procedures associated with any protective measures that we are required to take by our clients may increase and could adversely affect our ability to compete effectively. Any failure to adequately enforce or provide these protective measures could result in liability, protracted and costly litigation, governmental and card network intervention and fines and, with respect to misuse of our clients’ information, lost revenue and reputational harm.

We may be subject to privacy, data protection and information security laws in the jurisdictions in which we operate.

Any potential security breaches and cyber-attacks can lead to shutdowns or system interruptions, and potential unauthorized disclosure of sensitive or confidential information which may result in potentially costly litigation. If any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client or customer data, we could be subject to significant fines for violating privacy or data protection and consumer laws or lawsuits, legal liability, loss of clients and damage to our reputation. We may also be liable for damages in the case of such a security or network breach that results in an unauthorized or impermissible disclosure of client or customer data and information.

We also believe that we will be subject to additional such laws and regulations in the future that may be stricter than those currently in force. Although we will take extensive efforts to comply with such applicable laws and regulations, failure or perceived failure by us to comply with rapidly evolving privacy and security laws, policies (including our own policies, which we may update from time to time), legal obligations or industry standards may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity, could require us or our clients to change our or their business practices and could cause our clients to lose trust in us.

RISKS RELATED TO OUR CORPORATE STRUCTURE

The dual-class structure of our ordinary shares has the effect of concentrating voting control with our Chairman and Chief Executive Officer, directors and their affiliates.

Each of our Class B Ordinary Shares has 20 votes per share, and each of our Class A Ordinary Shares has 1 vote per share. Mr. Ruilin Xu, our chairman of the board of directors and our chief executive officer, beneficially owns 0.27% of our total issued and outstanding Class A Ordinary Shares and 100% of our total issued and outstanding Class B Ordinary Shares, representing 29.90% of our total voting power. Mr. Xu as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, such as (i) making amendments to our certificate of incorporation and by-laws, (ii) whether to issue additional Class A Ordinary Shares, including to himself, (iii) employment decisions, including compensation arrangements, and (iv) whether to enter into material transactions with related parties. The interests of Mr. Xu as the controlling shareholder may differ from the interests of our other shareholders. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. The concentration in the ownership of our ordinary shares will limit the ability of holders of our Class A Ordinary Shares to influence corporate matters for the foreseeable future and may cause a material decline in the value of our Class A Ordinary Shares.

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

RISKS RELATED TO DOING BUSINESS IN CHINA

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, results of operations and financial condition.

All of our revenues were derived in China, and all of our operations are conducted in China through our PRC subsidiaries. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2021. A downturn in the economy could affect the discretionary spending power of customers and, in turn, depress the number of orders for our PRC subsidiaries’ products and services. Any adverse changes in the policies of the Chinese government or in the laws and regulations in China could also have a material adverse effect on the overall economic growth of China, and adversely affect our PRC subsidiaries’ operation. As a result, changes in economic conditions and government policies could adversely affect our business and results of operations, lead to reduction in demand for our services and adversely affect our competitive position.

All of our revenues are generated in the PRC, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency are the Renminbi. Currently, all our revenue comes from our operations through our PRC subsidiaries within the PRC. However, if we expand our international presence in the future, we could face exposure to foreign currency exchange rate fluctuations. Nonetheless, any future expansion into international markets may expose us to the impact of exchange rate variations. These fluctuations can be influenced by various factors, including governmental policies and domestic and international economic and political developments. If our non-Chinese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Renminbi could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take actions to manage our foreign currency exposure, such as entering into hedging transactions.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. Although the PRC legal system is evolving rapidly, its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since the PRC legal system is based on written statutes and legal interpretations by the Standing Committee of the National People’s Congress, and the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A ordinary shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A ordinary shares.

Our PRC subsidiaries are not operating in an industry that prohibits or limits foreign investment. According to the opinion of our PRC counsel, other than those requisite for a domestic company in China to engage in the businesses similar to ours and the filing procedures with the CSRC as disclosed in this prospectus, our PRC subsidiaries is not required to obtain any other permission from Chinese authorities including the CSRC, CAC or any other governmental agency that is required to approve our operating entity’s operations. However, the PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, if our PRC subsidiaries dos not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that our PRC subsidiaries are required to obtain approval in the future, our PRC subsidiaries may be subject to investigations by competent regulators, fines or penalties, ordered to suspend its relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our PRC subsidiaries’ operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the State Council of the People’s Republic of China, or the State Council, approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” issued by the State Council. Foreign investors would not be allowed to make investments in prohibited industries in the “negative list,” while the foreign investors must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the business consulting market and the sales and development of computer hardware and software industry, in which our PRC subsidiaries operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future. If any business operation of our PRC subsidiaries were to fall in the “negative list,” our PRC subsidiaries would face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our corporate structure, corporate governance and business operations in any aspect.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect our auditors as required under the Holding Foreign Companies Accountable Act, the SEC will prohibit the trading of our Class A ordinary shares. A trading prohibition for our Class A ordinary shares, or the threat of a trading prohibition, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the Determination Report identified the specific registered public accounting firms as PCAOB Identified Firms which are subject to these determinations.

On March 24, 2021, the SEC announced the adoption of interim final amendments to implement the submission and disclosure requirements of the HFCA Act. In the announcement, the SEC clarifies that before any issuer will have to comply with the interim final amendments, the SEC must implement a process for identifying covered issuers. The announcement also states that the SEC staff is actively assessing how best to implement the other requirements of the HFCA Act, including the identification process and the trading prohibition requirements.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions. The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

On August 26, 2022, the PCAOB announced that it had signed the Protocol with the CSRC and the MOF of the People’s Republic of China, governing inspections and investigations of audit firms based in mainland China and Hong Kong. Pursuant to the Protocol, the PCAOB conducted inspections on select registered public accounting firms subject to the Determination Report in Hong Kong between September and November 2022.

On December 15, 2022, the PCAOB board announced that it has completed the inspections, determined that it had complete access to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and voted to vacate the Determination Report.

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our current auditor, Tang Li’s audit working papers related to us are located in the U.S. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. As a result, the risks mentioned above have been heightened.

If our Class A ordinary shares are subject to a trading prohibition under the HFCA Act or the Accelerating Holding Foreign Companies Accountable Act, the price of our Class A ordinary shares may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our Class A ordinary shares when you wish to do so.

The HFCA Act also imposes additional certification and disclosure requirements for companies that are identified by the SEC as having a substantial connection to a foreign jurisdiction that has limitations on U.S. regulatory oversight (the “Commission Identified Issuers”), and these requirements apply to issuers in the year following their listing as Commission Identified Issuers. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s articles include a charter of the CCP, including the text of such charter.

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us.

The PRC legal system is a civil law system based on written statutes. Prior court decisions are encouraged to be used for reference but it remains unclear to what extent the prior court decisions may impact the current court ruling as the encouragement policy is new and there is limited judicial practice in this regard. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiariesare subject to various PRC laws and regulations generally applicable to companies in China. Although the PRC legal system is evolving rapidly, its current slate of laws may not be sufficient to cover all aspects of the economic activities in China, including such activities that relate to or have an impact on our business. Implementation and interpretations of laws, regulations and rules are not always undertaken in a uniform matter and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since the PRC legal system is based on written statutes and legal interpretations by the Standing Committee of the National People’s Congress, and the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies, internal rules, and regulations that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Dividends payable to our foreign investors and gains on the sale of our shares by our foreign investors may become subject to PRC tax.

Under the EIT Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, including those registered in the Cayman Islands, which do not have an establishment or place of business in China or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within China. Similarly, any gain realized on the transfer of our Class A ordinary shares by such investors is also subject to PRC tax at a current rate of 10%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions, if such gain is regarded as income derived from sources within China.

If we are deemed a PRC resident enterprise, dividends paid on our Class A ordinary shares, and any gain realized from the transfer of our Class A ordinary shares, would be treated as income derived from sources within China and would as a result be subject to PRC taxation. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of our Class A ordinary shares by such investors may be subject to PRC tax at a current rate of 20%, subject to any reduction or exemption set forth in applicable tax treaties or under applicable tax arrangements between jurisdictions. If we, KingWin BVI, or KingWin HK are considered to be PRC resident enterprises, it is unclear whether holders of our Class A ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. If dividends payable to our non-PRC investors, or gains from the transfer of our Class A ordinary shares by such investors, are deemed as income derived from sources within China and thus are subject to PRC tax, the value of your investment in our Class A ordinary shares may decline significantly.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct or fund our whole business. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong.

We are a Cayman Islands holding company. We rely principally on dividends and other distributions on equity paid by our PRC subsidiaries, including subsidiaries in Hong Kong and mainland China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

The ability of our PRC subsidiaries to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its shareholders only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on our PRC subsidiaries’ ability to distribute dividends or other payments to its shareholders could materially and adversely limit our ability to make investments or acquisitions that could be beneficial to our whole business, pay dividends or otherwise fund our business.

To the extent cash or assets in our business is in mainland China or Hong Kong or in our PRC subsidiaries or Hong Kong subsidiaries, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong due to interventions in or the imposition of restrictions and limitations by the PRC government on our and our subsidiaries’ ability to transfer cash or assets. Any limitation on the ability of our PRC subsidiaries or Hong Kong subsidiaries to transfer cash or distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business. Although currently there are no equivalent or similar restrictions or limitations in Hong Kong on cash transfers in, or out of, Hong Kong or our Hong Kong subsidiaries, if certain restrictions or limitations in mainland China were to become applicable to cash transfers in and out of Hong Kong or our Hong Kong subsidiaries in the future, the funds in Hong Kong or in our Hong Kong subsidiaries, likewise, may not be available to fund operations or for other use outside of Hong Kong. Cash transfers from our Hong Kong subsidiaries to Top KingWin or our other subsidiaries are subject to tax obligations imposed by Hong Kong laws to the extent applicable.

PRC regulations related to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our operating entity to liability or penalties, limit our ability to inject capital into our operating entity or limit its ability to increase its registered capital or distribute profits.

In July 2014, the State Administration of Foreign Exchange of the PRC, or SAFE, promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our operating entity, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit its ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC Operating Entities.

We are an offshore holding company with all of our operations conducted in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries, subject to the approval, registration, and filing with governmental authorities and limitations of amount, or we may make additional capital contributions to our PRC subsidiaries. Any loans to wholly foreign-owned subsidiaries or operating entities in China are treated as foreign-invested enterprises under PRC law, and are subject to foreign exchange loan registrations with the NDRC, and SAFE or its local branches.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign investors in China, capital contributions to wholly foreign-owned subsidiaries or PRC Operating Entities are subject to submission of information to and registration with certain PRC government authorities, including MOFCOM or its local counterparts and the State Administration of Market Regulation (“SAMR”) through its Enterprise Registration System, the National Enterprise Credit Information Publicity System and the local counterpart of SAFE. In addition, any foreign loan procured by those PRC Operating Entities cannot exceed statutory limits and is required to be registered with SAFE or its respective local branches.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and amended in December 2019. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign investors and allows foreign investors to settle their foreign exchange capital at their discretion, but continues to prohibit foreign investors from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the proceeds to be received from this public offering, to invest in or acquire any other PRC companies through our operating entity, which may adversely affect our business, financial condition and results of operations.

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

In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (1) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (2) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (3) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (4) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our whole business.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by our offshore subsidiaries.

On February 3, 2015, the State Administration of Taxation, or the SAT, issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets, as such persons need to determine whether their transactions are subject to these rules and whether any withholding obligation applies.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who pays for the transfer is obligated to withhold the applicable taxes currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. We may be subject to filing obligations or taxed if we are transferor in such transactions, and may be subject to withholding obligations if we are transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in us by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

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

Recent Developments

In August 2024, the Company created a wholly owned subsidiary, Shenzhen Tomorrow Innovation Core Technology Co., Ltd. (“Shenzhen Tomorrow Innovation”). Shenzhen Tomorrow Innovation later acquired Guji Technology (Shenzhen) Co., Ltd. to explore the market of artificial intelligence (“AI”) hardware supply chain and AI-assisted information technology solutions. Shenzhen Tomorrow Innovation’s company name was later changed to Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (“Tiancheng Chuangxin”) on October 16, 2024.

On September 5, 2024, the Company entered into a certain securities purchase agreement with 25 investors, pursuant to which the Company agreed to sell up to $38,000,000 of Class A Ordinary Shares at a per share purchase price of $0.23. The parties to the agreement have each made customary representations, warranties and covenants. This offering was consummated on September 10, 2024, upon satisfaction of all closing conditions. The issuance of the Class A Ordinary Shares was in reliance on the exemption from registration provided by the Regulation S.

On October 21, 2024, the Company’s Class A Ordinary Shares began trading under a new ticker symbol “WAI” on the Nasdaq Capital Market, replacing the previous symbol “TCJH”.

On November 6, 2024, the Company filed a registration statement on Form F-3 (File No. 333-283030) to register up to $200,000,000 Class A Ordinary Shares, debt securities, warrants, rights and units of the Company, which registration statement was declared effective by the SEC on February 11, 2025.

On November 25, 2024, the Company entered into certain securities purchase agreement with an affiliate of ATW Partners, LLC, an accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the investor a new series of convertible notes in the original principal amount up to $2,500,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $2,250,000 in gross proceeds. The proceeds are used for general corporate and working capital purposes at the discretion of the Company. The conversion shares issuable upon this convertible note were registered through the registration statement on Form F-3, as amended (File No. 333-283030), initially filed with the SEC on November 6, 2024.

On December 30, 2024, Sky KingWin entered into an agreement with Bosera Asset Management Co., Ltd., a New York company (“Bosera”) (the “December 30 Agreement”), pursuant to which agreement Bosera agreed to purchase 100% equity interest in the Target Company in exchange for cash consideration (the “Purchase Price”) from Sky KingWin. On January 14, 2025, Sky KingWin and Bosera entered into a supplemental agreement, stipulating that the payment date for the Purchase Price is extended from January 15, 2025 to March 31, 2025 (the “Extended Payment Date”). If the Purchase Price is not fully paid by the Extended Payment Date, a penalty of 1% will be applied to the remaining unpaid balance for each day the Purchase Price is delayed. All other terms of the December 30 Agreement remain unchanged.

On February 18, 2025, the Company entered into certain securities purchase agreement with an affiliate of ATW Partners, LLC, an accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the investor a new series of convertible notes in the original principal amount up to to $1,000,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $900,000 in gross proceeds. The proceeds are used for general corporate and working capital purposes at the discretion of the Company. The issuance of the convertible notes was made pursuant to the shelf registration statement on Form F-3, as amended (File No. 333-283030), initially filed with the SEC on November 6, 2024.

The following diagram illustrates our corporate structure as of the date of this annual report:

The SEC maintains an internet site that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

B. Business Overview

Overview

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands conducting our business through our wholly-owned subsidiary in China. We provide a number of business services in China to young and emerging companies including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, (iii) advisory and transaction services, and (iv) sales of devices to support artificial intelligence (“AI”) data collection and analysis.   Our main clients are entrepreneurs and executives in small and medium enterprises (“SMEs”) in China.

Corporate business training, corporate consulting, advisory and transaction services, revenues from sales of devices to support AI data collection and analysis and others constituted approximately 23%, 11%, 9%, 35% and 6% of our continuing operations, respectively, during the year ended December 31, 2024.

Supported by the rapid economic growth and friendly business policies in China, the number of SMEs in China has significantly increased from 2016 to 2024. Frost & Sullivan expects the number of SMEs in China will steadily increase at 9.8% CAGR from 2021 to 2026. We believe that the increasing number of SMEs provide a solid foundation for the future development of our business.

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

China’s economy is transitioning from traditional sectors like real estate and manufacturing to technology-driven industries, with the new economy, particularly AI, becoming a key driver of growth. Since 2022, China’s AI sector has surged, fueled by government support, technological advancements, and increased investments. AI is increasingly integrated into fields like healthcare, finance, and manufacturing, with progress in domestic AI chips, autonomous systems, and industrial automation. Stricter regulations on AI ethics and data security are shaping the industry, while Chinese AI firms expand globally, boosting international competitiveness.

China’s economy is shifting from traditional sectors like real estate and manufacturing to technology-driven industries, with AI emerging as a key growth driver. Since 2022, China’s AI sector has grown rapidly, fueled by government support, technological breakthroughs, and rising investments. AI is increasingly integrated into healthcare, finance, and manufacturing, supported by advancements in domestic AI chips and automation, while stricter regulations on ethics and data security shape the industry’s development. Chinese AI firms are also expanding globally, enhancing their competitiveness.

We are capitalizing on this trend by transitioning to AI support hardware and services, aligning with the rapid growth of new economy industries. Our mission is to deliver comprehensive services to meet clients’ needs across all stages of their development. In mid-2024, we began selling computing and data collection and analysis equipment, targeting small and medium enterprises (SMEs). These devices enable efficient data processing and optimization. This business has achieved remarkable success, contributing 35% of our total revenue in 2024.

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

In addition, this client-centric approach yields powerful network effects. Over time, we continue to build a growing network of established entrepreneurs, investors, service professionals, and influencers, each of which potentially could serve as an effective referral source. We believe that our network increases the value of services we can deliver to our clients, and therefore is critical to our long-term success.

With the rise of AI, starting from 2024, we have expanded our offering by leveraging our deep understanding of our clients and their actual needs. We provide computing power, data collection, and data analysis equipment to our clients. This helps our clients with their transformation or achieving a leading market position.

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

Business Model for Our Traditional Business

Our traditional business model is to lay out a roadmap to guide our clients in every stage of their business life-cycle, as illustrated below. We seek to understand what our clients are thinking and doing at each stage of their business growth. These insights allow us to offer the most relevant services during each stage and turn more prospective clients into paying clients.

Business Model for Our Hardware Sales Business

We seek business opportunities through our client relationship network. By understanding and analyzing the needs of existing clients or new clients introduced by them, we provide advice and offer products. The following is the roadmap for our hardware sales business.

I. Corporate Business Training Services

Approximately 23% of our total revenues for the fiscal year ended December 31, 2024 was generated from our corporate business training service.

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

Growth of Corporate Business Training Services

We started providing corporate business training services in the PRC in 2020. In order to promote our business and establish a strong market presence, we held these seminars frequently to attract new clients and retain existing clients. In 2024 and 2023, we held more than one hundred seminars in the cities of Guangzhou, Shenzhen, Chengdu, Chongqing, Jinan, etc., in China. The seminars are usually held in company conference rooms or hotel ball rooms. If the seminars are held in a hotel ball room, we will pay a fee. Sometimes local governments invite us to offer corporate business training to the enterprises in their municipalities, which we consider is a good opportunity for us to approach more potential enterprises and promote our services. As of the date of this Annual Report, all of our clients are based in the PRC.

Levels of Seminars

We have developed a portfolio of private offline seminars for entrepreneurs, business managers, and equity investors, which include three levels: (1) first-level seminar, Opportunities of Capital Markets; (2) second-level seminar, System of Capital Markets and Model of Capital Markets; (3) third-level seminar, Project Incubation Camp. For the year ended December 31, 2024, we have held 39 first-level seminars, 21 second-level seminars, and 4 third-level seminars. This offline seminar program also offers good opportunities for us to market our corporate consulting services.

In the first and second levels, the seminars are mostly provided by our own experts. In the third-level seminars, we hired third-party experts, including certified public accountants and attorneys. We have employment agreements or service agreements with these experts.

First Level: Opportunities of Capital Markets

Our first level of the courses, Opportunities of Capital Markets, is a collection of large-scale seminars that are offered free to attendees. Each seminar usually has 100-150 attendees. The purpose of the first-level courses is to attract more potential clients by sharing business intelligence with entrepreneurs and executive management of SMEs, and potential equity investors. The seminars introduce basic knowledge of capital markets, discuss newly published government policies, and share industry opportunities and perspectives on corporate growth and transformation.

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

II. Corporate Consulting Services

Approximately 11% of our total revenues for the fiscal year ended December 31, 2024 was generated from corporate consulting service. As of the end of 2024, we have 8 corporate consulting services clients.

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

III. Advisory and Transaction Services

Approximately 9% of our total revenues for the fiscal year ended December 31, 2024 was generated from advisory and transaction services. Because the nature of our advisory and transaction services requires us to dedicate a large amount of time and resources to each client, we were able to generate relatively large revenue from a small number of clients. As of the end of 2024, we have 8 advisory and transaction services clients.

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

Ⅳ. Revenues from Sales of Devices to Support AI Data Collection and Analysis

For the fiscal year ended December 31, 2024, approximately 35% of our total revenues, amounting to $1,561,467, was generated from our AI device sales business. This segment focuses on providing hardware to small and medium-sized enterprises (SMEs).

Our AI device sales business is designed to empower SMEs by offering access to computing power, data collection tools, and data analytics equipment. Many SMEs face challenges in leveraging information technologies due to limited resources, technical expertise, or access to cost-effective solutions. Our services bridge this gap by providing hardware infrastructure and analytics capabilities that align with their operational and growth objectives.

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

Identification. The first step in engagement is identifying opportunities. We identify potential clients, both entrepreneurs and businesses, through a number of channels:

●	Inbound entrepreneur and business inquiries by our existing or past clients of corporate business training and corporate consulting services, which we believe are largely due to the trust on our brand built upon our track record of serving them;

●	Formal and informal networking led by our executive management team and over 10 professionals; and

●	Industry conferences, including those hosted by us, as of December 31, 2024, more than 7,000 attendees have attended our seminars.

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

Our Sales Engagement Approach

Our hardware sales model begins with identifying and engaging SMEs with high potential for AI-driven transformation. We start with the identification process to identify opportunities. We source potential clients through multiple channels:

-	Inbound inquiries from existing or past clients of our financial consulting and corporate training services, driven by trust in our brand and proven track record.

-	Networking efforts led by our executive team and a dedicated group of over 10 professionals, fostering connections with SMEs seeking technological advancements.

-	Industry events and seminars, including those hosted by us.

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

The Company has registered five (8) copyrights. The following is a list of our approved copyrights materially essential to our business:

No.	Registration Number	Copyright Name	Copyright Type	Copyright Owner	Country of Registration	Publication Date	Registration Date
1	Guozuodengzi- 2021-L-00154580	Investment and Financing in a Good Way	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2019.09.01	2021.07.09

2	Guozuodengzi - 2021-L- 00154579	Systemic Investment Class of Capital System	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2019.09.01	2021.07.09

3	Guozuodengzi - 2021-L- 00154577	The Closed Loop of Premium	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2019.09.01	2021.07.09

4	Guozuodengzi - 2021-F- 00100238	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2019.11.01	2021.05.08

5	Guozuodengzi - 2021-F- 00100239	Tiancheng Capital Logo	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2019.11.01	2021.05.08

6	Guozuodengzi - 2022-L- 10105498	Invitation to Capital Systems Course	Other copyrights	Guangdong Tiancheng Jinhui Enterprise Development Co., Ltd.	China	2022.04.07	2022.05.25

7	Guozuodengzi - 2022-F- 10161401	Graphics	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2022.04.02	2022.08.09

8	Guozuodengzi - 2022-F- 10212214	Six disciplines for future unicorns	Artwork	Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	China	2022.07.22	2022.10.24

In addition, the Company has registered 123 trademarks with the following trademark names: ,, , and

Competitive Advantages

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Highly qualified professional service team with extensive experience in services of corporate training and corporate consulting.

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

Our highly complementary organizational structure and diverse service offerings create multiple revenue opportunities. We benefit from an extensive network of client relationships, which not only allows us to deeply understand the diverse needs of SMEs but also provides significant advantages in both procurement and sales. Through close collaboration with clients, we can precisely match high-quality computing power, data collection, and analytics equipment while delivering solutions at competitive prices, thereby enhancing client satisfaction and market competitiveness. Concurrently, the continued growth in attendance at our events drives increased engagement with our corporate consulting and advisory and transaction services. This expanding audience generates a powerful network effect, making our platform increasingly valuable by driving more registrations for participant activities while simultaneously offering participants a broader range of relevant activities to choose from. Furthermore, the growth in our participant base attracts incremental clients who view our resources as an effective medium for marketing their activities and events to a targeted demographic of participants.

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

In 2024, we officially launched our AI-related device sales business, focusing on providing enterprises with advanced hardware solutions for data collection and analysis.

Key Factors that Affect Continuing Operating Results

We believe the following key factors may affect our financial condition and results of continuing operations:

Ability to acquire clients effectively

For our existing business:

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

For our sales of devices to support AI data collection and analysis:

As AI applications deepen across various industries, the demand for AI devices and data collection solutions from enterprises is growing. We can leverage this trend to expand our customer base.

Ability to attract and retain our key personnel

For our existing business:

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

For our sales of devices to support AI data collection and analysis:

Utilize data-driven market analysis to customize exclusive AI solutions for different enterprise clients, thereby increasing customer conversion rates. Enhance potential customer awareness through online content marketing (such as case studies, technical blogs, and AI application guides), and facilitate deal closures through pilot projects or product demonstrations.

Transition to public company status

After our initial public offering, our general and administrative expenses have increased materially in connection with meeting our public company reporting obligations and corporate governance requirements. The increased expenses will include legal, accounting and other professional service fees, insurance premiums, auditing fees, investor relations, shareholders’ meetings, printing and filing fees, share-based compensation expense, as well as employee-related expenses for regulatory compliance and other costs. We are a relatively early- stage company, and therefore our operating costs as a public company are expected to constitute a bigger proportion of revenues and net profit as compared to a larger or more mature company.

A severe or prolonged slowdown in the global or Chinese economy

The demand for advisory and transaction services and corporate consulting services is dependent on the overall economic conditions in China as well as globally. A slowdown in the economy, such as deterioration of overall economic conditions may decrease corporate clients’ desire to expand their business, which in turn may decrease their need for corporate services and therefore affects our operating business performance.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table summarizes the results of our continuing operations during the years ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2024		2023
	$	% of Revenues	$	% of Revenues
REVENUES	3,750,352	100%	5,447,879	100%
COST OF REVENUES	(2,420,802)	(65)%	(1,858,523)	(34)%
GROSS PROFIT	1,329,550	35%	3,589,356	66%
OPERATING EXPENSES
Selling expenses	(853,476)	(23)%	(2,480,974)	(46)%
General and administrative expenses	(7,606,065)	(203)%	(3,595,701)	(66)%
Total operating expenses	(8,459,541)	(226)%	(6,076,675)	(112)%
LOSS FROM OPERATIONS	(7,129,991)	(190)%	(2,487,319)	(46)%
OTHER INCOME, NET
Other income	92,308	2%	68,905	1%
Other expense	(1,054,377)	(28)%	(18,791)	-
Total other (expense) income, net	(962,069)	(26)%	50,114	1%
NET LOSS BEFORE INCOME TAXES	(8,092,060)	(216)%	(2,437,205)	(45)%
Income tax expenses	(54,531)	(1)%	(115,094)	(2)%
NET LOSS FROM CONTINUING OPERATIONS	(8,146,591)	(218)%	(2,552,299)	(47)%
NET LOSS FROM DISCONTINUED OPERATIONS	(532,698)	(14)%	4,631	-
OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(48,655)	(1)%	(86,942)	(2)%
TOTAL COMPREHENSIVE LOSS	(8,727,944)	(233)%	(2,634,610)	(48)%

Revenues

The following table presents revenues by service categories for the year ended December 31, 2024 and 2023, respectively:

	Years ended December 31,
	2024		2023		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	405,308	9%	1,890,814	35%	(1,485,506)	(79)%
Corporate business training services	1,051,870	23%	3,232,486	59%	(2,180,616)	(67)%
Corporate consulting services from continued operations	484,563	11%	320,930	6%	163,633	51%
Revenues from sales of devices to support AI data collection and analysis	1,561,467	35%	-	-%	1,561,467	-
Others	247,144	6%	3,649	-%	243,495	6,673%
Total revenues from continuing operations	3,750,352	84%	5,447,879	100%	(1,697,527)	(31)%
Total revenues from discontinued operations	724,338	16%	5,362	-	718,976	13,409%
Total revenues	4,474,690	100%	5,453,241	100%	(978,551)	(18)%

Our revenues decreased by 18%, or $978,551, from $5,453,241 in 2023 to $4,474,690 in 2024. This decline was primarily driven by a significant reduction in revenue from corporate business training services and advisory and transaction services, which contracted by 67%, and 79%, compared to the prior year. However, this decline was primarily offset by strong growth in sales of artificial intelligence and corporate consulting services.

Revenues from advisory and transaction services

Revenues from advisory and transaction services declined from $1,890,814, or 35% of total revenues, in 2023 to $405,308, or 9% of total revenues, in 2024. This decrease was primarily attributable to the downturn in the real estate market, which has contributed to a broader economic slowdown in China. As a result, weakened market dynamics have led to a decline in demand for our advisory and transaction services.

Revenues from corporate business training services

Revenues from corporate business training services accounted for $3,232,486 or 59% of total revenues for the year ended December 31, 2023, compared to $1,051,870 or 23% of total revenues for the year ended December 31, 2024. This year, due to the economic downturn, businesses and individuals have become more cautious with their spending on professional training. Additionally, the rise of social media platforms such as TikTok and Xiaohongshu has accelerated knowledge sharing and facilitated the emergence of numerous personal brands. These individual influencers have created a highly competitive environment by offering online training programs at lower prices, while our business remains primarily offline, with higher operational costs and, consequently, higher pricing. These factors have contributed to a significant decline in revenue from our business training services.

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services, and more. The consulting services are adapted to each client’s specific needs.

Revenues from corporate consulting services from continuing operations increased by $163,633, or 51%, from $320,930 for the year ended December 31, 2023, to $484,563 for the year ended December 31, 2024. This growth was primarily driven by the booming AI industry, which has generated strong market demand. As AI-related technologies rapidly evolve and attract increasing investment, many small and medium-sized enterprises have sought professional guidance on integrating AI into their business models, optimizing corporate structures, and navigating regulatory challenges. The market’s enthusiastic response to AI innovation has led to a significant increase in consulting engagements, driving our revenue growth in this sector.

Total revenues from discontinued operations created $724,338, or 16% of total revenues for the year ended December 31, 2024. The discontinued operations provide consulting services to small and medium-sized enterprises or government authorities to develop strategies and solutions for the following: corporate governance, leadership and risk control. The discontinued operations were acquired on December 21, 2023—less than one month before the 2023 year-end. As a result, revenue and related costs increased sharply in the twelve months ended December 31, 2024, compared to the prior period.

Revenues from sales of devices to support AI data collection and analysis

This year, we expanded into the AI equipment sales sector and achieved significant progress. Revenue from AI equipment sales reached $1,561,467, accounting for 35% of total revenues. We anticipate that, with the continued momentum of the AI industry, our AI-related revenue will maintain steady growth in the future.

Revenues from others

Revenue from others is mainly derived from some incidental revenue. Others increased by $243,495 or 6,673% from $3,649 for the year ended December 31, 2023 to $247,144 for the year ended December 31, 2024.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2024 and 2023, respectively:

	Years ended December 31,
	2024		2023		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services *	-	-%	-	-%	-	-%
Corporate business training services	500,140	16%	1,626,238	87%	(1,126,098)	(69)%
Corporate consulting services	303,700	10%	232,229	13%	71,471	31%
Cost of goods sold from sales of devices to support AI data collection and analysis	1,555,730	48%	-	-%	1,555,730	-%
Others *	61,232	2%	56	-%	61,176	109,243%
Total costs from continuing operations	2,420,802	76%	1,858,523	100%	562,279	30%
Total costs from discontinuing operations	752,831	24%	9,177	-%	743,654	8,103%
Total cost	3,173,633	100%	1,867,700	100%	1,305,933	70%

*	Revenues from advisory and transaction and other services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff.

Cost of revenues for the year ended December 31, 2024 was $3,173,633, an increase of $1,305,933, or 70%, from $1,867,700 for the year ended December 31, 2023. The increase in cost of revenue was in line with the increase in cost of revenues from sales of AI related devices.

The following table shows different categories of services we provided for the year ended December 31, 2024 in USD, including continuing and discontinued operations:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	sales of devices to support AI data collection and analysis	Others	Total
Revenue	405,308	1,051,870	1,208,901	1,561,467	247,144	4,474,690
% of revenue	9%	23%	27%	35%	6%	100%
Cost of revenue	-	500,140	1,056,531	1,555,730	61,232	3,173,633
% of cost	-%	16%	34%	48%	2%	100%
Gross profit	405,308	551,730	152,370	5,737	185,912	1,301,057
Gross margin	100%	52%	13%	-%	75%	29%

The following table shows different categories of services we provided for the year ended December 31, 2023 in USD, including continuing and discontinued operations:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	1,890,814	3,232,486	326,292	3,649	5,453,241
% of revenue	35%	59%	6%	-%	100%
Cost of revenue	-	1,626,238	241,406	56	1,867,700
% of cost	-%	87%	13%	-%	100%
Gross profit	1,890,814	1,606,248	84,886	3,593	3,585,541
Gross margin	100%	50%	26%	98%	66%

We had gross profit from continuing and discontinued operations were $1,301,057 and $3,585,541 with gross margins of 29% and 66% for the years ended December 31, 2024 and 2023, respectively. The overall gross profit margin decreased by 37%, which was driven the reduction of revenue generated from corporate business training services and advisory and transaction services, offset by the increase of revenue generated from corporate business consulting services.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2024 and 2023:

	Years ended December 31,				Change
	2024	%	2023	%	Amount	%
Selling expenses	$853,476	9%	$2,480,974	41%	$(1,627,498)	(66)%
General and administrative expenses	7,606,065	87%	3,595,701	59%	4,010,364	112%
Total operating expenses from continuing operations	8,459,541	96%	6,076,675	100%	2,382,866	39%
Total operating expenses from discontinued operations	326,716	4%	223	-	326,493	146,409%
Total operating expenses	$8,786,257	100%	$6,076,898	100%	$2,709,359	45%

Selling expenses

	Years ended December 31,
	2024	2023	Variance
	$	$	$	%
Salary and welfare	455,891	1,250,291	(794,400)	(64)%
Conference fee	283,132	1,021,668	(738,536)	(72)%
Travel and transportation	17,030	163,298	(146,268)	(90)%
Entertainment	18,273	33,812	(15,539)	(46)%
Others	79,150	11,905	67,245	565%
Total selling expenses from continuing operations	853,476	2,480,974	(1,627,498)	(66)%
Total selling expenses from discontinued operations	61,243	156	61,087	39,158%
Total selling expenses	914,719	2,481,130	(1,566,411)	(63)%

Our selling expenses decreased by $1,566,411, or 63%, from $2,481,130 for the year ended December 31, 2023, to $914,719 for the year ended December 31, 2024. This decline was primarily driven by strategic adjustments to our personnel structure, including the implementation of a workforce reduction plan. As a result, total salaries related to sales personnel decreased from $1,250,291 in 2023 to $455,891 in 2024, representing a reduction of $794,400 or 64%. Additionally, due to the increasing shift towards online education and training, which has impacted the demand for offline training programs, our conference expenses associated with in-person training events declined from $1,021,668 in 2023 to $283,132 in 2024, representing a decrease of $738,536 or 72%. Moving forward, we will continue to optimize selling expenses to improve overall efficiency.

General and administrative expenses

	Years ended December 31,
	2024	2023	Variance
	$	$	$	%
Salary and welfare	1,188,399	1,594,505	(406,106)	(25)%
Rental and property management fee	281,565	231,036	50,529	22%
Legal and professional fees	1,169,413	119,336	1,050,077	880%
Office expense	49,029	113,262	(64,233)	(57)%
Depreciation and amortization	90,629	79,388	11,241	14%
Loss from impairment of Goodwill	2,973,850	-	2,973,850	-%
Share-based compensation expenses	1,773,300	-	1,773,300	-%
Others	79,880	1,458,174	(1,378,294)	(95)%
Total general and administrative expenses from continuing operations	7,606,065	3,595,701	4,010,364	112%
Total general and administrative expenses from discontinued operations	265,473	67	265,406	395,721%
Total general and administrative expenses	7,871,538	3,595,768	4,275,770	119%

Our general and administrative expenses increased by $4,275,770, or 119%, from $3,595,768 for the year ended December 31, 2023, to $7,871,538 for the year ended December 31, 2024. This significant increase was primarily driven by several key factors. Our legal and professional fees rose sharply by $1,050,077, or 880%, from $119,336 in 2023 to $1,169,413 in 2024. This increase was mainly due to various corporate financing and compliance activities undertaken during the year, including the issuance of convertible notes, additional public offerings, employee incentive plans, and the replacement of our accounting and legal firms. Furthermore, we conducted extensive due diligence efforts in connection with these activities, further contributing to the rise in legal and professional expenses. Another major factor contributing to the increase was the recognition of a $2,973,850 impairment loss on goodwill and $1,773,300 in share-based compensation expenses, both of which were not accrued in the previous year.

However, some cost reductions partially offset the overall increase. Salaries and welfare expenses decreased by $406,106, or 25%, reflecting workforce adjustments. Office expenses also declined by $64,233, or 57%, due to improved cost control measures. Additionally, other administrative expenses decreased significantly by $1,378,294, or 95%, contributing to partial cost optimization.

Overall, while certain strategic and regulatory costs led to a substantial increase in general and administrative expenses, we remain committed to optimizing our cost structure and improving operational efficiency to support long-term business growth.

Other income and expenses

Total net other expenses, including those from continuing and discontinued operations, were $963,058 for the year ended December 31, 2024, compared to net other income of $58,720 for the year ended December 31, 2023. This change was primarily due to foreign exchange loss of $917,691.

Income tax expense

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

Our income tax expense including those from continuing and discontinued operations, were $54,531 for the year ended December 31, 2024 and our income tax expenses were $115,031 for the year ended December 31, 2023.

Net Loss

As a result of the foregoing, we reported a net loss of $8,679,289 from our continuing and discontinued operations for the year ended December 31, 2024, compared to a net loss of $2,547,668 in 2023.

B. Liquidity and Capital Resources

As of December 31, 2024, our cash and restricted cash amounted to $2,814,010, as compared to $4,648,980 as of December 31, 2023 from our discontinued and continuing operations.

We believe that our working capital is at a positive position and sufficient to meet our operation requirement in the next 12 months from the financial statements’ issuance date. It is mainly contributed from (1) our current position of cash, (2) cash flows provided by financial activities.

All of our operations are conducted in the PRC and all of our revenues and all of our expenses, cash are denominated in RMB. As of December 31, 2024, 18.7% of our cash were held in China to meet the need of our daily operations, and the remaining 81.3% of our cash was held in the U.S.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table summarizes the results of our operations during the years ended December 31, 2023 and 2022, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2023		2022
	$	% of Revenues	$	% of Revenues
REVENUES	5,447,879	100%	3,122,324	100%
COST OF REVENUES	(1,858,523)	(34)%	(957,112)	(31)%
GROSS PROFIT	3,589,356	66%	2,165,212	69%
OPERATING EXPENSES
Selling expenses	(2,480,974)	(46)%	(948,565)	(30)%
General and administrative expenses	(3,595,701)	(66)%	(2,136,437)	(68)%
Total operating expenses	(6,076,675)	(112)%	(3,085,002)	(98)%
LOSS FROM OPERATIONS	(2,487,319)	(46)%	(919,790)	(29)%
OTHER INCOME, NET
Other income	68,905	1%	31,248	1%
Other expense	(18,791)	-%	(4,054)	-%
Total other income, net	50,114	1%	27,194	1%
NET LOSS BEFORE INCOME TAXES	(2,437,205)	(45)%	(892,596)	(28)%
Income tax (expenses) benefit	(115,094)	(2)%	121,113	4%
NET LOSS FROM CONITNUING OPERATIONS	(2,552,299)	(47)%	(771,483)	(24)%

DISCONITINUED OPERATIONS
Net income from discontinuing operations	4,631	-	-	-
Income tax expenses from discontinued operations	-	-	-	-
Net income/(loss) attributable to the Company’s shareholders	(2,547,668)	(47)%	(771,483)	(24)%
OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(86,942)	(2)%	(203,486)	(7)%
TOTAL COMPREHENSIVE LOSS	(2,634,610)	(48)%	(974,969)	(31)%

Revenues

The following table presents revenues by service categories for the year ended December 31, 2023 and 2022, respectively:

	Years ended December 31,
	2023		2022		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	1,890,814	35%	2,000,219	64%	(109,405)	(5)%
Corporate business training services	3,232,486	59%	256,356	8%	2,976,130	1,161%
Corporate consulting services	320,930	6%	862,081	28%	(541,151)	(63)%
Others	3,649	-%	3,668	-%	(19)	(1)%
Total revenues from continuing operations	5,447,879	100%	3,122,324	100%	2,325,555	75%
Total revenues from discontinued operations	5,362	-	-	-	5,362	-%

Total revenues	5,453,241	100%	3,122,324	100%	2,330,917	75%

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

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services and so on. The consulting services are adapted to each client’s specific needs. Revenues from corporate consulting services decreased by $541,151, or 63% from $862,081 for the year ended December 31, 2022, to $320,930 for the year ended December 31, 2023. Due to the drag on the Chinese economy from the real estate market and other factors such as the US dollar interest rate hikes, many small and medium-sized enterprises in China have fallen into an economic crisis. As a result, the demand for financing has decreased, and the number of clients for our consulting services has sharply declined from 42 clients in 2022 to 8 clients in 2023.

Revenues from others

Revenue from others is mainly derived from some incidental revenue. Others decreased by $19 or 1% from $3,668 for the year ended December 31, 2022 to $3,649 for the year ended December 31, 2023.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2023 and 2022, respectively:

	Years ended December 31,
	2023		2022		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services *	-	-%	-	-%	-	-%
Corporate business training services	1,626,238	87%	232,877	24%	1,393,361	598%
Corporate consulting services	232,229	13%	724,235	76%	(492,006)	(68)%
Others *	56	-%	-	-%	56	-
Total costs from continuing operations	1,858,523	100%	957,112	100%	(901,411)	94%
Total costs from discontinuing operations	9,177	-%	-	-%	9,177	-%

Total cost	1,867,700	100%	957,112	100%	910,588	95%

*	Revenues from advisory and transaction and other services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff. Cost of revenues for the year ended December 31, 2023 was $1,867,700, an increase of $910,588, or 95%, from $957,112 for the year ended December 31, 2022. The increase was proportionally in line with the increase of revenues.

The following table shows different categories of services we provided for the year ended December 31, 2023 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	1,890,814	3,232,486	326,292	3,649	5,453,241
% of revenue	35%	59%	6%	-%	100%
Cost of revenue	-	1,626,238	241,406	56	1,867,700
% of cost	-%	87%	13%	-%	100%
Gross profit	1,890,814	1,606,248	84,886	3,593	3,585,541
Gross margin	100%	50%	26%	98%	66%

The following table shows different categories of services we provided for the year ended December 31, 2022 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	Others	Total
Revenue	2,000,219	256,356	862,081	3,668	3,122,324
% of revenue	64%	8%	28%	-%	100%
Cost of revenue	-	232,877	724,235	-	957,112
% of cost	-%	24%	76%	-%	100%
Gross profit	2,000,219	23,479	137,846	3,668	2,165,212
Gross margin	100%	9%	16%	100%	69%

We had gross profit of $3,585,541 and $2,165,212 with gross margins of 66% and 69% for the years ended December 31, 2023 and 2022, respectively. The overall gross profit margin decreased by 3%, which was driven the reduction of revenue generated from corporate consulting services, offset by the increase of revenue generated from corporate business training services.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2023 and 2022:

	Years ended December 31,				Change
	2023	%	2022	%	Amount	%
Selling expenses	$2,480,974	41%	$948,565	31%	$1,532,409	162%
General and administrative expenses	3,595,701	59%	2,136,437	69%	1,459,264	68%
Total operating expenses from continuing operations	6,076,675	100%	3,085,002	100%	2,991,673	97%
Total operating expenses from discontinued operations	223	-%	-	-%	223	-%
Total operating expenses	$6,076,898	100%	$3,085,002	100%	$2,991,896	97%

Selling expenses

	Years ended December 31,
	2023	2022	Variance
	$	$	$	%
Salary and welfare	1,250,291	362,975	887,316	244%
Promotional expenses	-	61,968	(61,968)	(100)%
Conference fee	1,021,668	382,363	639,305	167%
Travel and transportation	163,298	105,454	57,844	55%
Entertainment	33,812	31,580	2,232	7%
Others	11,905	4,225	7,680	182%
Total selling expenses from continuing operations	2,480,974	948,565	1,532,409	162%
Total selling expenses from discontinued operations	156	-	156	-%
Total	2,481,130	948,565	1,532,565	162%

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

General and administrative expenses

	Years ended December 31,
	2023	2022	Variance
	$	$	$	%
Salary and welfare	1,594,505	947,159	647,346	68%
Rental and property management fee	231,036	220,087	10,949	5%
Legal and professional fees	119,336	718,406	(599,070)	(83)%
Office expense	113,262	55,015	58,247	106%
Depreciation and amortization	79,388	64,656	14,732	23%
Others	1,458,174	131,114	1,327,060	1,012%
Total general and administrative expenses from continuing operations	3,595,701	2,136,437	1,459,264	68%
Total general and administrative expenses fom discontinued operations	67		67	-%
Total	3,595,768	2,136,437	1,459,331	68%

Our general and administrative expenses increased by $1,459,331 or 68%, from $2,136,437 for the year ended December 31, 2022 to $3,595,768 for the year ended December 31, 2023. This increase was primarily attributable to a $647,346 rise in salary and welfare expenses, necessitated by an increase in headcount and pay raises to accommodate our business expansion. Additionally, we incurred various costs to sustain our listing on NASDAQ, which included legal fees, auditing fees, and NASDAQ maintenance fees, as well as other expenditures.

Other income and expense

Total net other expense, including those from continuing and discontinued operations, were $58,720 for the year ended December 31, 2023, compared to net other income of $27,194 for the year ended December 31, 2022. This change was primarily due to an increase in interest income of $21,076 and the gain from early termination of lease contract of $20,245.

Income tax expense

We are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which members of our Group domicile or operate.

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

Our income tax expense including those from continuing and discontinued operations, were $115,031 for the year ended December 31, 2023 and our income tax benefit was $121,113 for the year ended December 31, 2022.

Cash Flows for the Years Ended December 31, 2024, compared to the Year Ended December 31, 2023

The following table summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Years ended
	December 31,
	2024	2023
Net cash used in operating activities from continuing operations	$(39,442,217)	$(1,649,526)
Net cash used in (provided by) operating activities from discontinued operations	61,004	3,171
Net cash used in operating activities from discontinued operations	(39,381,213)	(1,646,355)

Net cash provided by (used in) investing activities from continuing operations	335,120	(4,062,943)
Net cash provided by (used in) investing activities from discontinued operations	-	-
Net cash provided by (used in) used in investing activities	335,120	(4,062,943)

Net cash provided by financing activities from continuing operations	37,272,453	7,772,884
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	37,272,453	7,772,884

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	(61,330)	(68,791)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	-
Effect of exchange rate change on cash and cash equivalents, and restricted cash	(61,330)	(68,791)

Net increase (decrease) in cash and restricted cash	$(1,834,970)	$1,994,795

Operating Activities

Continuing operations

Net cash used in operating activities from continuing operations was $39,442,217 for the year ended December 31, 2024, compared to $1,649,526 for the year ended December 31, 2023. The increase in net cash outflow for 2024 was primarily attributable to a net loss of $8,146,591 from our continued operations and prepayments to suppliers totaling $36,643,771 during the year ended 2024.

Discontinued operations

Net cash used in operating activities from discontinued operations was $61,004 for the year ended December 31, 2024, compared to a net cash flow in of $3,171 for the year ended December 31, 2023. The increase in net cash outflow for 2024 was primarily attributable to a net loss of $532,698 from our discontinued operations and increased in accounts receivables and accounts receivables-related parties for $148,996 and $131,992 respectively.

Investing Activities

Net cash provided by investing activities was $335,120 for the year ended December 31, 2024, compared to $4,062,943 used in investing activities for the year ended December 31, 2023. The net cash provided in 2024 was primarily attributable to proceeds from the disposal of subsidiaries amounting to $389,083.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2024, was $37,272,453, compared to $7,772,884 provided by financing activities for the year ended December 31, 2023. The net cash provided in 2024 was primarily due to the successful additional offerings amounting to $35,251,717 and net proceeds from the issuance of convertible notes totaling $1,951,250.

Cash Flows for the Years Ended December 31, 2023, compared to the Year Ended December 31, 2022

The following table summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Years ended
	December 31,
	2023	2022
Net cash used in operating activities from continuing operations	$(1,649,526)	$(1,395,937)
Net cash used in (provided by) operating activities from discontinued operations	3,171	-
Net cash used in operating activities from discontinued operations	(1,646,355)	(1,395,937)

Net cash provided by (used in) investing activities from continuing operations	(4,062,943)	(45,679)
Net cash provided by (used in) investing activities from discontinued operations	-	-
Net cash provided by (used in) used in investing activities	(4,062,943)	(45,679)

Net cash provided by financing activities from continuing operations	7,772,884	304,172
Net cash provided by financing activities from discontinued operations	-	-
Net cash provided by financing activities	7,772,884	304,172

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	(68,791)	(103,772)
Effect of exchange rate change on cash and cash equivalents, and restricted cash from discontinued operations	-	-
Effect of exchange rate change on cash and cash equivalents, and restricted cash	(68,791)	(103,772)

Net increase (decrease) in cash and restricted cash	$1,994,795	$(1,241,216)

Operating Activities

Net cash used in operating activities from continuing and discontinued operations were $1,646,355 for the year ended December 31, 2023, as compared to $1,395,937 net cash used by operating activities for the year ended December 31, 2022. The net cash used in operating activities for the year ended December 31, 2023 was mainly due to a net loss of $2,547,668, an increased in accounts receivables of $346,253 and an increased in prepayments of $172,358.

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

Future Financings

We may sell our common stock in order to fund our business growth. Issuances of additional shares will result in dilution to existing shareholders. There is no assurance that we will achieve sales of the equity securities or arrange for debt or other financing to fund our growth in case it is necessary, or if we are able to do so, there is no guarantee that existing shareholders will not be substantially diluted.

Critical Accounting Estimates

We regularly evaluate the accounting policies and estimates that we use to make budgetary and financial statement assumptions. A complete summary of these policies is included in the notes on our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management. The discussion of our critical accounting policies contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recent Accounting Pronouncements

The discussion of the recent accounting pronouncements contained in Note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies”, is incorporated herein by reference.

Recent Developments

Offering to qualified investors

On September 5, 2024, Top KingWin Ltd. entered into a certain securities purchase agreement with 25 investors, pursuant to which the Company agreed to sell up to $38,000,000 of the Company’s Class A Ordinary Shares, at a per share purchase price of $0.23 . The Company plans to use the proceeds from this Offering to launch its AI powered IT solution business. The Company, through its subsidiary in China, plan to purchase servers and chips, leveraging its supply chain advantages, customize such hardware by installing AI-powered system and software solutions, and ultimately offer such integrated solutions to clients in the intelligent manufacturing, urban construction, and healthcare industries.

Issuance of Convertible Notes

On November 25, 2024, the Company entered into certain securities purchase agreement with a certain accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the Purchaser a new series of convertible notes in the original principal amount up to $2,500,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $2,250,000 in gross proceeds. The proceeds will be used for general corporate and working capital purposes at the discretion of the Company.

On February 18, 2025, the Company entered into certain securities purchase agreement with an affiliate of ATW Partners, LLC, an accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the investor a new series of convertible notes in the original principal amount up to $1,000,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $900,000 in gross proceeds. The proceeds are used for general corporate and working capital purposes at the discretion of the Company.

Disposal of subsidiaries

Bosera Asset Management Co., Ltd. (“Bosera”) entered into certain share purchase agreement to acquire Industry Insights Consulting LTD (“IIC”) from Sky KingWin Ltd for $0.48 million on December 30, 2024. Upon completion of the transfer, Bosera shall hold 100% shares of Industry Insights Consulting LTD. Pursuant to the SPA, Bosera agreed to purchase IIC in exchange for cash consideration of $0.48 million, the payment of which was due by January 15, 2025. On January 14, 2025, Sky KingWin and Bosera entered into a supplemental agreement, stipulating that the payment date for the Purchase Price is extended from January 15, 2025 to March 31, 2025. The consideration has been received by Top Kingwin Ltd. on February 27, 2025.

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

Name	Age	Position(s)
Ruilin Xu	34	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jie Yang	42	Chief Financial Officer
Dongliang Mao	45	Director
Zhanlin Liao (1)(4)	37	Independent Director
Yibing Li (2)	43	Independent Director
Yanna Li (3)	38	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

(4)	Audit Committee financial expert.

Ruilin Xu has been serving as our Director since February 16, 2022, and Chief Executive Officer and Chairman of the board of directors since August 22, 2022. He has approximately ten years of experience in training, consulting and advisory industry. Mr. Xu founded and has been serving as Chief Executive Officer for our operating subsidiary, Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., since October 2018. From August 2020, he has been serving as a Director of Chengdu Red Eagle Equity Investment Fund Management Co., Ltd., focusing on private placement, mergers and acquisitions and investment in National Equities Exchange and Quotations and Beijing Stock Exchange. Mr. Xu founded and has been serving as Deputy General Manager of Guangzhou Tiancheng Capital Management Group Co., Ltd., a company specialized in venture capital financing, in July 2019, and served as Deputy General Manager until September 30, 2021. From December 2012 to February 2019, Mr. Xu served as the Chief Executive Officer and Chief Instructor of Chengdu Chengbang Enterprise Management Consulting Co., Ltd., the main business of which is enterprise management consulting and it has provided consulting services for hundreds of small and medium-sized enterprises in China. Mr. Xu holds a bachelor’s degree with a major in business administration from Apollos University, USA and is currently pursuing his MBA studies at the EU Business School, Switzerland.

Jie Yang has served as our director since August 19, 2024. Ms. Yang was the co-founder and general manager of the delivery center of Huachuang Industry Research (Guangzhou) Co., Ltd. From August 2021 to December 2021, she was the director of consulting department of Shangkuai Public Accounting Firm (special general partnership) Guangdong Branch. From December 2018 to July 2021, she was the director of consulting department of Zhongtao Huayi Accountants Co., Ltd. Ms. Yang obtained a bachelor’s degree in accounting from Sun Yat-Sen University in July 2014. She achieved her Certified Tax Agent (CTA) certification in China in 2017.She further achieved her Certified Public Accountant (CPA) certification in China in 2019.

Dongliang Mao has served as our director since August 19, 2024. Mr. Mao has been the general manager of Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd. from October 2023. From June 2020 to now, Mr. Mao has been the executive Director of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. Mr. Mao obtained a Certificate of Completion in Business Administration from Sun Yat-Sen University in July 2023.

Zhanlin Liao, has served as our director since August 19, 2024. Mr. Liao has been the financial director of Fenglian International Co., Ltd. Digital Technology from June 2019. From January 2014 to January 2019, Mr. Liao was the financial manager of BYD Co., Ltd. New Energy Vehicles. From October 2009 to December 2013, Mr. Liao was the assistant manager of KPMG Huazhen LLP Accounting Firm. Mr. Liao earned his bachelor’s degree in financial applied computing from Nanyang Technological University in September 2009.

Yibing Li, has served as our director since October 11, 2024. Mr. Li has been the chairman and general manager of Shenzhen Qianhai Shanjian Capital Management Co., Ltd. since January 2020, in charge of leading the company’s artificial intelligence (“AI”) hardware design investment projects. Mr. Li was the AI hardware product manager in Shenzhen Hanyu Technology Co. from January 2016 to December 2019. Mr. Li was also the product manager in Shenzhen Boyingtong Technology Co., Ltd. from March 2014 to December 2019. Mr. Li has a bachelor’s degree from Massey University of New Zealand.

Yanna Li has served as our director since October 11, 2024. Ms. Li has been the general manager of Guangzhou Chanfa Enterprise Development Co., Ltd. since July 2021, in charge of the overall marketing and operations management. Ms. Li was the assistant general manager of Shenzhen Bode Century Enterprise Management Consulting Co., Ltd. from February 2010 to June 2021. Ms. Li graduated from Guangzhou Nanyang Ligong College in 2005, majored in Chinese/English bilingual secretary service. Ms. Li also studied in Guangzhou University, majored in business management, from 2012 to 2015.

B. Compensation

Executive Compensation

For the fiscal years ended December 31, 2024 and 2023, we paid an aggregate of USD 123,434 and USD 162,031, respectively, which is the total amount of base salary plus bonus, in cash to our CEO and CFO. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance unemployment insurance, pension benefits and housing provident fund.

Employment Agreements

We entered into one-year employment agreements with Ruilin Xu as CEO on August 22, 2022, and Jie Yang as CFO on August 19, 2024. Pursuant to their respective employment agreements, we agreed to pay to our CEO and CFO a monthly remuneration of $3,000 and $2,000 respectively. Each of the employment agreement will be renewed automatically for additional one (1) year terms if neither the Company nor the executive officer provides a notice of termination of the employment to the other party within thirty (30) days prior to the expiration of the applicable term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the convictions or pleads guilty to certain criminal offenses, gross negligence, dishonesty, willful misconducts or willful disobedience of a lawful directive of the board. We may also terminate the employment without cause, at any time, upon thirty (30) days’ prior written notice to the executive officers. An executive officer may terminate his or her employment at any time with a thirty (30) days’ written notice for certain good reasons. Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment. In addition, the executive officers are also eligible for cash bonus and equity incentives, as determined by the board.

Director Compensation

Mr. Dongliang Mao and Mr. Zhanlin Liao each receives a monthly cash compensation of $1,000 for their services as directors of the Board. Ms. Yanna Li will receive a monthly compensation of $8,000 or equivalent stock for her services as a director of the Board, pursuant to the offer letter between Ms. Li and the Company, and Mr. Yibing Li will receive a monthly compensation of $10,000 or equivalent stock for his services as a director of the Board, pursuant to the offer letter between Mr. Li and the Company.

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

Director Independence

Our board has reviewed the independence of our directors, applying the Nasdaq independence standards. Based on this review, the board determined that each of Zhanlin Liao, Yibing Li, Yanna Li is “independent” within the meaning of the Nasdaq rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable Nasdaq rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee consists of Zhanlin Liao, Yibing Li, Yanna Li, with Zhanlin Liao serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Zhanlin Liao qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

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

Compensation Committee

Our Compensation Committee consists of Zhanlin Liao, Yibing Li, Yanna Li, with Yibing Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

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

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Zhanlin Liao, Yibing Li, Yanna Li, with Yanna Li serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

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

Board Diversity Matrix

Board Diversity Matrix (As of Dec 31, 2024)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of the date of this Annual Report, we have a total of 85 full-time employees, of which 47 are in sales and marketing, 6 are in client services, 12 are in the finance department, and 20 are in general administration.

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

The percentage of beneficial ownership owned is based on 180,760,729 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares as of April 15, 2025.

Name and Address of Beneficial Owner	Class A Ordinary Shares		Class B Ordinary shares
	Shares	% of Total Voting Power*	Shares	% of Total Voting Power*
Directors and Executive Officers
Ruilin Xu (1)	480,000	0.19%	3,786,960	29.71%
Jie Yang	-	-%	-	-%
Dongliang Mao (2)	96,000	0.04%	-	-%
Zhanlin Liao	-	-%	-	-%
Yibing Li	-	-%	-	-%
Yanna Li	-	-%	-	-%
All directors and executive officers as a group (three persons)	576,000	0.23%	3,786,960	29.71%

5% Beneficial Owners
None

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 20 votes.

(1)	Includes 480,000 Class A Ordinary Shares and 3,786,960 Class B Ordinary Shares held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Ruilin Xu. The address of Xu Ruilin Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu.

(2)

Includes 96,000 Class A Ordinary Shares held by Mao Dongliang Holding CO., Ltd (“Mao Dongliang Holding”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Mao Dongliang. The address of Mao Dongliang Holding is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Mao Dongliang Holding is Mr. Mao.

As of the date of this Annual Report, there were 41 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Material Transactions with Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2024 and 2023 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2024, Mr. Ruilin Xu still holds 48.51% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Dongliang Mao	The Company’s director, paid certain professional fees on behalf of the Company.

Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen CIC Consulting Co., Ltd.

Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd

Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.

Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.

Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Big Data Technology Co.,Ltd.

Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.

Shenzhen Zhongtou Industrial Treasure Network Co.Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.Ltd.

Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.

Infinity worldwide holding.,Ltd	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$17,673	$146,903
Subtotal	17,673	146,903
Less: Total accounts payable-related party from discontinued operations	-	-
Total accounts payable-related party	$17,673	$146,903

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$217,651	$502,314
Shenzhen Zhongtou Shunshi Investment Management Co.	113,801	357,967
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	-	29,958
Shenzhen Zhongtou Industrial Planning & Consulting Co.	-	101,692
Shenzhen Zhongtou Big Data Technology Co.	25,441	25,606
Ms. Li Qian	-	12,253
Shenzhen Zhongtou Industrial Treasure Network Co.	40,086	86,973
Mr. Zhiliang Hu	11,646	2,336
Subtotal	408,625	1,119,099
Less: Total due from related parties from discontinued operations	408,625	1,119,099
Total due from related parties	$-	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$28,907	$29,719
Infinity worldwide holding ltd	120,674	120,674
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	-	2,817
Shenzhen Zhongtou Industrial Planning & Consulting Co.	-	10,578
Shenzhen Zhongtou Industrial Treasure Network Co.	-	25,775
Ms. Li Qian	-	24,226
Guangzhou Tiancheng Capital Management Group Co., Ltd.	68,500	-
Mr. Zhiliang Hu	616	-
Subtotal	218,697	213,789
Less: Total due to related parties from discontinued operations	616	63,395
Total due to related parties	$218,081	$150,394

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2024, 2023 and 2022

Name of related parties	December 31, 2024	December 31, 2023	December 31, 2022
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$134,138	$612,863	$-
Total revenues	134,138	$612,863	$-

Cost of revenues from continuing operations
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$50,908	$147,298	$-
Total cost of revenues from continuing operations	$50,908	$147,298	$-
Cost of revenues from discontinued operations
Shenzhen Zhongtou Industrial Economic Consulting Co., Ltd.	$104,880	$-	$-
Shenzhen Zhongtou Industry Research Institute Co., Ltd.	207,575	-	-
Shenzhen Zhongtou Business Consulting Co., Ltd.	440,376	-	-
Total cost of revenues from discontinued operations	752,831	-	-

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.

The costs incurred are related to the business training services provided by Guangzhou Tiancheng Capital Management Group Co., Ltd. These services are delivered through a variety of short-term courses. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

*	The costs incurred are related to the business consulting services provided by disposed entities. These services are delivered through a variety of short-term services. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

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

Item 9. THE OFFER AND LISTING

A. Offering and Listing Details.

The Registration Statement on Form F-1 (File No. 333- 269290) became effective on March 29, 2023. Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “WAI”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are currently listed on Nasdaq Capital Market under the symbol “WAI”.

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

C. Material Contracts

Securities Purchase Agreement

On September 5, 2024, the Company entered into a certain securities purchase agreement with 25 investors, pursuant to which the Company agreed to sell up to $38,000,000 of Class A Ordinary Shares at a per share purchase price of $0.23. The parties to the agreement have each made customary representations, warranties and covenants. This offering was consummated on September 10, 2024, upon satisfaction of all closing conditions. The issuance of the Class A Ordinary Shares was in reliance on the exemption from registration provided by the Regulation S.

On November 25, 2024, the Company entered into certain securities purchase agreement with an affiliate of ATW Partners, LLC, an accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the investor a new series of convertible notes in the original principal amount up to $2,500,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $2,250,000 in gross proceeds. The proceeds are used for general corporate and working capital purposes at the discretion of the Company.

On February 18, 2025, the Company entered into certain securities purchase agreement with an affiliate of ATW Partners, LLC, an accredited investor as such term is defined in Rule 501(a) of Regulation D of the Securities Act of 1933, as amended, pursuant to which the Company agreed to issue to the investor a new series of convertible notes in the original principal amount up to $1,000,000, which note shall be convertible into Class A Ordinary Shares of the Company, in accordance with the terms of the note, for $900,000 in gross proceeds. The proceeds are used for general corporate and working capital purposes at the discretion of the Company.

Other Material Contracts

Other material contracts of the Company, including the securities purchase agreement with Bosera and employment agreements with our CEO and CFO, are described elsewhere in this annual report or in the information incorporated by reference herein.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2024 were not effective at the reasonable assurance level due to the material weakness described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2024, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of audit committee and internal audit function to establish formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

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

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Zhanlin Liao is an audit committee financial expert as that term is defined in Item 16A(b) of Form 20-F, and “independent” as that term is defined in the Nasdaq listing standards.

Item 16B. CODE OF ETHICS

Our Board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

On September 25, 2024, the Company, upon the approval of the board of directors of the Company and the audit committee of the Board, dismissed OneStop Assurance PAC (“OneStop”), the former independent registered public accounting firm of the Company and appointed Tang Qian & Associates, PLLC (PCAOB ID: 7080) (formerly known as Tang Li & Associates, PLLC) (“Tang Qian & Associates”) to serve as its independent registered public accounting firm for the year ended December 31, 2024.

The following table represents the approximate aggregate fees for services rendered by Tang Qian & Associates, PLLC and ONESTOP ASSURANCE PAC for the periods indicated:

	December 31, 2024	December 31, 2023
	USD	USD
Audit Fees	$180,000	$180,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$180,000	$180,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 11, 2023, the Company, upon the approval of the board of directors of the Company (the “Board”)Board of the Company and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP, the former independent registered public accounting firm of the Company and appointed Onestop Assurance PAC (“Onestop”) (PCAOB ID: 6732) to serve as its independent registered public accounting firm for the year ended December 31, 2023.

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

On September 25, 2024, the Company, upon the approval of the Board of the Company and the audit committee of the Board, dismissed Onestop, the former independent registered public accounting firm of the Company and appointed Tang Qian & Associates to serve as its independent registered public accounting firm for the year ended December 31, 2024.

Onestop’s reports on the Company’s financial statements for the fiscal year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Onestop on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Onestop, would have caused Onestop to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, other than the material weaknesses and significant deficiencies reported by management in the Risk Factors section of this Annual Report

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Tang Qian & Associates, neither the Company, nor someone on behalf of the Company, has consulted Tang Qian & Associates regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Tang Qian & Associates concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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

We also elected to be exempted from Nasdaq Rule 5620(a), pursuant to which companies listed on NASDAQ are required to hold an annual general meeting no later than one year after the end of the fiscal year-end. Our Cayman Islands counsel, Ogier, has provided a letter to Nasdaq certifying that under Cayman Islands law and our amended and restated memorandum and articles of association, we are not prohibited from not holding an annual general meeting within one year after the end of the fiscal year-end.

See “Item 6. Directors, Senior Management and Employees” for more information.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On May 12, 2023, we adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to this the Form 20-F for the fiscal year ended December 31, 2023.

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

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2024, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted . For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Industry––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Top KingWin Ltd, and its subsidiaries are included at the end of this Annual Report, beginning with page F-1.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) filed with the Securities and Exchange Commission on March 22, 2023)
1.2	Amended and Restated Articles of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.2 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.2	Description of Securities (Previously filed; incorporated by reference to Exhibit 2.2 filed with the Form 20-F (File No. 001-41672) on April 30, 2024)
4.1	Employment Agreement between Top KingWin Ltd and its CEO Ruilin Xu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.2	Employment Agreement between Top KingWin Ltd and its CFO, Jie Yang, dated August 19, 2024 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Form 6-K on August 20, 2024)
4.3	Director Offer Letter, dated October 11, 2024, by and between Mr. Yibing Li and the Company (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Form 6-K on October 11, 2024)
4.4	Director Offer Letter, dated October 11, 2024, by and between Ms. Yanna Li and the Company (Previously filed; incorporated by reference to Exhibit 4.2 filed with the Form 6-K on October 11, 2024)
4.5*	Director Offer Letter, dated August 19, 2024, by and between Dongliang Mao and the Company
4.6*	Director Offer Letter, dated August 19, 2024, by and between Zhanlin Liao Mao and the Company
4.7	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on November 26, 2024)
4.8	Form of the Note (Previously filed; incorporated by reference to Exhibit 99.2 filed with the Form 6-K on November 26, 2024)
4.9	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on February 19, 2025)
4.10	Form of the Note (Previously filed; incorporated by reference to Exhibit 99.2 filed with the Form 6-K on February 19, 2025)
4.11	Form of the Leak Out Agreement (Previously filed; incorporated by reference to Exhibit 99.3 filed with the Form 6-K on February 19, 2025)

8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Form 20-F (File No. 001-41672) on April 30, 2024).
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1*	Consent of Tang Qian & Associates, PLLC, independent auditor
99.7	Clawback Policy (Previously file; incorporated by reference to the Exhibit 99.7 filed with the Form 20-F (File No. 001-41672) on April 30, 2024)
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Top KingWin Ltd

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 17, 2025

TOP KINGWIN LTD

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Top KingWin Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top KingWin Ltd (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2024, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years ended December 31, 2024, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Tang Qian & Associates, PLLC

We have served as the Company’s auditor since 2024.

Flower Mound, United States

April 17, 2025

PCAOB ID Number 7080

TOP KINGWIN LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2023

(In USD)

	2024	2023
ASSETS
CURRENT ASSETS
Cash	$2,814,010	$4,587,026
Restricted cash	-	30,310
Accounts receivable, net	465,867	419,967
Accounts receivable, related parties	54,800	-
Prepayments	36,831,913	192,277
Other receivables	586,155	113,877
Current assets of discontinued operations	-	1,271,160
Total current assets	40,752,745	6,614,617

NON-CURRENT ASSETS
Property and equipment, net	137,606	208,168
Intangible assets, net	63,333	38,618
Operating lease right-of-use assets	564,808	353,471
Other non-current assets	59,037	36,164
Goodwill	-	2,973,850
Non-current assets of discontinued operations	-	13,470
Total non-current assets	824,784	3,623,741

TOTAL ASSETS	$41,577,529	$10,238,358

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$564,466	$381,200
Accounts payable-related parties	17,673	146,903
Operating lease liabilities - current	284,100	192,159
Advance from clients	489,523	626,851
Due to related parties	218,081	150,394
Taxes payable	14,658	65,369
Bonds Payable-short term	2,025,440	-
Accruals and other payables	1,979,109	859,958
Current liabilities of discontinued operations	-	248,686
Total current liabilities	5,593,050	2,671,520

Operating lease liabilities - non-current	282,454	161,886
Total non-current liabilities	282,454	161,886

TOTAL LIABILITIES	5,875,504	2,833,406

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0001 par value, 300,000,000 shares authorized, 179,180,431 and 10,963,040 shares issued and outstanding as of December 31, 2024 and December 31, 2023*	$17,918	$1,096
Class B ordinary shares, $0.0001 par value, 200,000,000 shares authorized, 3,786,960 shares issued and outstanding as of December 31, 2024 and December 31, 2023*	379	379
Additional paid-in capital	45,283,229	8,275,034
Statutory reserve	282,545	282,545
Accumulated deficits	(9,607,600)	(928,311)
Accumulated other comprehensive loss	(274,446)	(225,791)
Total shareholders’ equity	35,702,025	7,404,952

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$41,577,529	$10,238,358

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In USD)

	2024	2023	2022
REVENUES
-- Third parties	$3,616,214	$4,835,016	$3,122,324
-- Related parties	134,138	612,863	-
	3,750,352	5,447,879	3,122,324

COST OF REVENUES
-- Third parties	(2,369,894)	(1,711,225)	(957,112)
-- Related parties	(50,908)	(147,298)	-
	(2,420,802)	(1,858,523)	(957,112)

GROSS PROFIT	1,329,550	3,589,356	2,165,212

OPERATING EXPENSES
Selling expenses	(853,476)	(2,480,974)	(948,565)
General and administrative expenses	(7,606,065)	(3,595,701)	(2,136,437)
Total operating expenses	(8,459,541)	(6,076,675)	(3,085,002)

(LOSS) INCOME FROM OPERATIONS	(7,129,991)	(2,487,319)	(919,790)

OTHER INCOME, NET
Other income	92,308	68,905	31,248
Other expense	(1,054,377)	(18,791)	(4,054)
Total other income, net	(962,069)	50,114	27,194

NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(8,092,060)	(2,437,205)	(892,596)

Income tax expenses	(54,531)	(115,094)	121,113

NET LOSS FROM CONTINUING OPRATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	(8,146,591)	(2,552,299)	(771,483)

DISCONTINUED OPERATIONS
Net income from discontinued operations	(532,698)	4,568	-
Income tax expenses from discontinued operations	-	63	-
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	(532,698)	4,631	-
NET LOSS	(8,679,289)	(2,547,668)	(771,483)
Other comprehensive loss
Foreign currency translation loss	(48,655)	(86,942)	(203,486)

TOTAL COMPREHENSIVE LOSS	$(8,727,944)	$(2,634,610)	$(974,969)

Basic and diluted (loss) earnings per share*	$(0.12)	$(0.18)	$(0.06)
Weighted average number of common shares outstanding - basic and diluted*	73,451,251	13,947,917	12,000,000

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023, and 2022

(In USD)

	Class A ordinary shares		Class B ordinary shares		Share subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Receivables*	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2021	8,213,040	821	3,786,960	379	$(1,200)	$114,726	$282,545	$2,335,046	$64,637	$2,796,954
Net loss	-	-	-	-	-	-	-	(771,483)	-	(771,483)
Statutory reserve	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(203,486)	(203,486)

Balance, December 31, 2022	8,213,040	$821	3,786,960	$379	$(1,200)	$114,726	282,545	$1,563,563	$(138,849)	1,821,985
Adoption of ASC 326	-	-	-	-	-	-	-	55,794	-	55,794
Balance, January 1, 2023	8,213,040	821	3,786,960	379	(1,200)	114,726	282,545	1,619,357	(138,849)	1,877,779
Net loss	-	-	-	-	-	-	-	(2,547,668)		(2,547,668)
Capital Contribution	2,750,000	275	-	-	1,200	8,160,308	-	-	-	8,161,783
Foreign currency translation adjustment	-	-	-	-	-	-	-		(86,942)	(86,942)
Balance, December 31, 2023	10,963,040	$1,096	3,786,960	$379	$-	$8,275,034	$282,545	$(928,311)	$(225,791)	$7,404,952
Net loss	-	-	-	-	-	-	-	(8,679,289)	-	(8,679,289)
Capital Contribution	165,217,391	16,522	-	-	-	35,235,195	-	-	-	35,251,717
Shares issued for equity compensation plan	3,000,000	300	-	-	-	1,773,000	-	-	-	1,773,300
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(48,655)	(48,655)
Balance, December 31, 2024	179,180,431	$17,918	3,786,960	$379	$-	$45,283,229	$282,545	$(9,607,600)	$(274,446)	$35,702,025

*	Giving retroactive effect to the nominal issuance of shares effected on January 10, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In USD)

	2024	2023	2022
Cash flows from operating activities
Net loss	(8,679,289)	(2,547,668)	(771,483)
Net loss from discontinued operations	(532,698)	4,631	-
Net loss from continuing operations	$(8,146,591)	$(2,552,299)	(771,483)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	55,966	72,600	109,972
Depreciation and amortization	89,440	77,522	64,657
Finance expenses	74,190	-	-
Non-cash operating lease expenses	(211,337)	(188,835)	-
Loss from the disposal of property and equipment	(453)	913	-
Gain on early termination of operating lease contract	-	(20,245)	-
Foreign exchange loss (gain)	917,691	(30,101)	-
Deferred tax expenses (benefit)	-	115,094	(121,113)
Share-based compensation expenses	1,773,300	-	-
Loss from impairment of Goodwill	2,973,850	-	-
Changes in assets and liabilities
Accounts receivable	(90,673)	(346,253)	736,207
Other receivables	(445,298)	45,983	(62,734)
Prepayments	(36,643,771)	(172,358)	94,360
Accounts receivable - related party	(52,927)	-	-
Interest receivable - related party	-	-	4,946
Due from related parties	20,783	-	-
Other non-current assets	(22,873)	3,068	(3,656)
Accounts payable	181,061	125,178	(587,098)
Accruals and other payables	193,869	404,747	72,918
Deferred revenue	(209,419)	445,771	(409,759)
Accounts payable - related party	(58,162)	147,297	(1,317)
Due to related parties	(2,652)	-	-
Taxes payable	(50,720)	28,609	(481,984)
Operating lease liabilities	212,509	193,783	(39,853)
Net cash used in operating activities, continuing operations	(39,442,217)	(1,649,526)	(1,395,937)
Net cash (used in) provided by operating activities, discontinued operations	61,004	3,171
Net cash used in operating activities	(39,381,213)	(1,646,355)	(1,395,937)

Cash flows from investing activities
Purchase of property and equipment	(12,374)	(76,356)	(32,199)
Purchase of intangible assets	(41,589)	(14,907)	(13,480)
Acquisition of subsidiaries	-	(3,971,680)	-
Proceeds from disposal of subsidiaries	389,083	-	-
Net cash provided by (used in) investing activities from continuing operations	335,120	(4,062,943)	(45,679)
Net cash (used in) provided by investing activities	335,120	(4,062,943)	(45,679)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	-	8,161,783	-
Due to related parties	69,486	(388,899)	392,100
Proceeds from issuance of convertible notes	1,951,250	-	-
Proceeds from capital contribution	35,251,717	-	-
Repayment to related parties	-	-	(87,928)
Net cash provided by financing activities from continuing operations	37,272,453	7,772,884	304,172
Net cash provided by financing activities	37,272,453	7,772,884	304,172

Effect of exchange rates on cash	(61,330)	(68,791)	(103,772)

Net increase (decrease) in cash and restricted cash	(1,834,970)	1,994,795	(1,241,216)

Cash and restricted cash at beginning of year	4,648,980	2,654,185	3,895,401

Cash and restricted cash at end of year	$2,814,010	$4,648,980	$2,654,185

Cash at end of year from continuing operations	$2,814,010	$4,587,026	$2,654,185
Restricted cash at end of year from continuing operations	-	30,310	-
Cash at end of year from discontinued operations	-	31,644	-
Restricted cash at end of year from discontinued operations	-	-	-
Cash and restricted cash at end of year	$2,814,010	$4,648,980	$2,654,185

Supplemental disclosure information
Cash paid for income tax	$422	$-	$480,263
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$338,305	$370,114	$119,820
Borrowings from a related party to pay deferred offering costs	$-	$-	$706,313
Deferred offering costs in accrual and other payables	$-	$-	$600,000

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31 2024 AND 2023

(In USD)

Note 1 - ORGANIZATION AND BUSINESS

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services—corporate business training, corporate consulting, and advisory and transaction services—along with sales of devices to support AI data collection and analysis, to clients in the People’s Republic of China (the “PRC”).

Top KingWin Ltd (referred to as “KingWin”) is a holding company incorporated in the Cayman Islands on February 16, 2022, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Sky KingWin Ltd (referred to as “KingWin BVI”), established under the laws of the British Virgin Islands on March 15, 2022. KingWin BVI is also a holding company, holding all of the outstanding equity of SKY KINGWIN (HK) LIMITED (referred to as “KingWin HK”), which was incorporated in Hong Kong on April 19, 2022. KingWin HK is a holding company holding all of the outstanding equity of Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. (referred to as “Tiancheng Jinhui”), established on October 25, 2018, under the laws of the PRC.

On December 20, 2023, Sky KingWin Ltd entered into an agreement to acquire Industry Insights Consulting Ltd from Future Scope Advisors Ltd and Visionary Strategies Ltd for $4 million. The acquisition was completed on December 30, 2024. On the same day, December 30, 2024, Bosera Asset Management Co., Ltd. entered into a share purchase agreement with Sky KingWin Ltd to acquire Industry Insights Consulting Ltd for $0.48 million, with the payment deadline originally set for January 15, 2025, and later extended to March 31, 2025. Also on December 30, 2024, Sky KingWin Ltd disposed of Industry Insights Consulting Ltd and its subsidiaries.

Shenzhen Tomorrow Innovation Core Technology Co., Ltd. was incorporated on August 19, 2024, and focuses on AI hardware and intelligent system software development services, offering end-to-end intelligent solutions for global companies. It operates as a direct wholly-owned subsidiary of Top KingWin Ltd. On August 29, 2024, Shenzhen Tomorrow Innovation Core Technology Co., Ltd. completed the acquisition of Guji Technology (Shenzhen) Co., Ltd.

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

Private Placement

Top KingWin Ltd announced that it has entered into certain securities purchase agreement to Purchaser a new series of convertible notes in the original principal amount up to $2,500,000 on November 25, 2024. The notes shall be convertible into class A ordinary shares of the Company, par value of $0.0001 per share in accordance with the terms of the Note, for $2,250,000 in gross proceeds. The issuance of the Note is exempt from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder. The Note bears interest at a rate of 11.75% per annum, subject to adjustment from time to time in accordance with the terms of the Note. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the issuance of the Note (“Issuance Date”), and the Purchaser has the option to extend the maturity term for another twenty-four months upon mutual agreement of the Company and the Purchaser. The Note includes an original issue discount of 10%. The Company may not prepay any portion of the outstanding principal, accrued and unpaid interest or accrued and unpaid late charges on principal and interest, if any. At any time after the Issuance Date, the Note is convertible into validly issued, fully paid and non-assessable Ordinary Shares, on the terms and conditions set forth in the Note. Upon the occurrence of an Event of Default, as defined in the Note, the Purchaser may require the Company to redeem all or any portion of the Note by delivering written notice thereof.

On September 5, 2024, Top KingWin Ltd. entered into a certain securities purchase agreement with 25 investors, pursuant to which the Company agreed to sell up to $38,000,000 of class A ordinary shares, par value $0.0001 each, at a per share purchase price of $0.23.

The principal subsidiaries through which the Company conducted its business operations as of December 31, 2024 are described below:

Name of Entity	Background	Ownership	Principle activities
Sky Kingwin Ltd	British Virgin Islands (“BVI”) Company	KingWin (100% Hold)	Holding company

Industry Insights Consulting Ltd	British Virgin Islands (“BVI”) Company	KingWin BVI (100% Hold) and disposed on December 30, 2024	Holding company

STRATEGIC RESEARCH SOLUTIONS LIMITED	Hong Kong (“HK”) Limited Company	Industry Insights Consulting Ltd (100% Hold) and disposed on December 30, 2024	Holding company

SKY KINGWIN (HK) LIMITED	Hong Kong (“HK”) Limited Company	KingWin BVI (100% Hold)	Holding company

Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Jiangsu Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Jingzhi Information Consulting Co., Ltd. (formerly known as “Shenzhen Goldman Sachs Investment Management Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	Strategic Research Solutions Limited HK (100% Hold)	Holding company

Shenzhen Zhongshun Trend Information Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Jingzhi Information Consulting Co., Ltd. (100% Hold) and disposed on December 30, 2024	Holding company

Shenzhen Zhongtou Business Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold) and disposed on December 30, 2024	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Zhongtou Industry Research Institute Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold) and disposed on December 30, 2024	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Zhongtou Industry Economic Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Zhongshun Trend Information Consulting Co., Ltd. (100% Hold) and disposed on December 30, 2024	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (formerly known as “Shenzhen Tomorrow Innovation Core Technology Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold) Incorporated on Aug 19, 2024

Guji Technology (Shenzhen) Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (100% Hold) Acquired on Aug 29, 2024

*	Industry Insights Consulting Ltd and its subsidiaries were disposed of on December 31, 2024.

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

Restricted Cash

According to the civil ruling (2023) Yue 0113 Cai Bao 865 issued on October 12, 2023, the plaintiff in this case is Guangzhou Boxin Technology Co., Ltd., and the defendant is Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.

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

Adoption of ASU 326 (including continuing and discontinued operations)

On January 1, 2023, The Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 326”), using the modified retrospective transition method. ASU 326 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, The Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in a cumulative-effect adjustment to decrease the opening balance of retained earnings on January 1, 2023 by US$55,794 including the allowance for credit losses for accounts receivables, contract assets and other financial assets carried at amortized cost which are insignificant.

Accounts receivable and allowance for doubtful accounts (including continuing and discontinued operations)

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

Prepayments (including continuing and discontinued operations)

Prepayments primarily consist of the prepayments to the service suppliers for the Company event hosting, planning, and execution. The Company maintains a provision for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service, significant one-time events, and historical experience. As of December 31, 2024 and 2023, no provision for doubtful accounts for prepayments was made.

Other Receivables (including continuing and discontinued operations)

Other receivables represent other receivables mainly include security deposits, employee loans, and advances for employee social insurance and housing funds as well as prepayments of corporate income tax, which normally includes insignificant receivable amounts.

Property and Equipment, net (including continuing and discontinued operations)

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

Intangible Assets, net (including continuing and discontinued operations)

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

Impairment of Long-lived Assets (including continuing and discontinued operations)

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

Lease (including continuing and discontinued operations)

Before adopted ASC 842, a lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term.

On January 1, 2020, The Company adopted ASC 842, Leases (ASC 2016-02), using the modified retrospective transition method and used an effective date of as the date of initial application. As a result, the comparative periods were not restated. The Company has elected the package of practical expedients permitted which allows The Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASC 842).

The Company determines whether an arrangement is or contains a lease at inception. The Company’s accounting policy effective on the adoption date of ASC 842 is as follows:

Operating lease as Lessee

The Company classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement:

(a).	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

(b).	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

(c).	The lease term is for a major part of the remaining economic life of the underlying asset.

The Company classifies a lease as a financing lease when the lease meets any one of the following criteria at lease commencement (continued):

(d).	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

(e).	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

When none of the criteria are met, The Company classifies a lease as an operating lease.

For operating leases, The Company records a lease liability and corresponding right-of-use (ROU) asset at lease commencement. Lease terms are based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that The Company will exercise the option. Lease liabilities represent the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement.

The Company estimates its incremental borrowing rate for its leases at the commencement date to determine the present value of future lease payments when the implicit rate is not readily determinable in the lease. In estimating its incremental borrowing rate, The Company considers its credit rating and publicly available data of borrowing rates for loans of similar amount, currency and term as the lease.

Operating leases are presented as “Operating lease ROU assets” and “Operating lease liabilities”. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. At lease commencement, operating lease ROU assets represent the right to use underlying assets for their respective lease terms and are recognized at amounts equal to the lease liabilities adjusted for any lease payments made prior to the lease commencement date, less any lease incentives received, and any initial direct costs incurred by The Company.

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

As of December 31, 2024, the Company has three operating leases for office, including an option to renew which is not at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating leases are subject to the impairment guidance in ASC 360, Property, Plant, and Equipment, as ROU assets are long-lived non-financial assets.

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

The Company recognized no impairment loss of ROU assets as of December 31, 2024 and 2023.

The operating lease is included in operating lease right-of-use assets, operating lease liabilities-current and operating lease liabilities-non-current on the consolidated balance sheets.

Revenue Recognition (including continuing and discontinued operations)

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

Revenues from sales of devices to support AI data collection and analysis

The company entered the AI-related industry in 2024, focusing on enterprise-level AI solutions. It primarily provides smartwatches, laptops, and mobile devices to support AI data collection and analysis. With respect to the hardware sales contract, according to ASC 606-10-25-30, the company determine that the sales of our products is achieved when the customers sign on the delivery note as confirmation of the receipt of our products.

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

The Company currently generates its revenue from the following table presents revenues by service categories for the year ended December 31, 2024 and 2023, respectively:

	Years ended December 31,
	2024		2023
Service Category	$	% of revenues	$	% of revenues
Advisory and transaction services	405,308	9%	1,890,814	35%
Corporate business training services	1,051,870	23%	3,232,486	59%
Corporate consulting services	484,563	11%	320,930	6%
Revenues from sales of devices to support AI data collection and analysis	1,561,467	35%	-	-%
Others	247,144	6%	3,649	-%
Total revenues from continuing operations	3,750,352	84%	5,447,879	100%
Total revenues from discontinued operations	724,338	16%	5,362	-%
Total revenues	4,474,690	100%	5,453,241	100%

Timing of revenue recognition

	For the Years ended December 31,
	2024	2023
Point in Time	$4,474,690	$5,453,241
Over Time	-	-
Total Revenue	$4,474,690	$5,453,241

The major customers which individually contributed more than 10% of total revenue of The Company for the years ended December 31, 2024 and 2023 are listed as below:

	For the Years ended December 31,
	2024	2023
Customer A	3%	11%
Customer B	17%	-%
Customer C	10%	-%
Customer D	-%	15%

Advance from clients

Advance from clients is the amount that will be invoiced and recognized as revenue in future periods, at a point in time, when the Company completes its performance obligations.

Changes in advance from clients as follows:

	Years Ended December 31,
	2024	2023	2022

Advance from clients, beginning of the period	$626,851	$187,630	$587,396
Revenue deferred during the period	485,860	633,483	84,945
Recognition of revenue deferred in prior periods	(510,625)	(181,452)	(316,154)
Refund to clients	-	-	(131,590)
Foreign currency translation adjustment	(41,495)	(12,810)	(36,967)
Subtotal	560,591	626,851	187,630
Less: advanced from clients of disposal subsidiaries	71,068	-	-
Advance from clients, end of the period	$489,523	$626,851	$187,630

Advance from clients is mainly consists of the fee for corporate consulting services and corporate business training services.

Cost of Revenues (including continuing and discontinued operations)

The Company’s service costs primarily include (1) referral fees paid to agent companies for the recommendation of potential clients, (2) service fees paid to outsourcing providers, and (3) commission fees of service personnel paid to third parties and the Company’s staff.

Income Tax (including continuing and discontinued operations)

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2024 are subject to examination by any applicable tax authorities.

Value Added Tax (“VAT”) (including continuing and discontinued operations)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the years ended December 31, 2024, 2023 and 2022. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of (loss) income and comprehensive (loss) income.

And according to the Announcement of the Ministry of Finance and the State Taxation Administration on the Preferential Value-Added Tax Policy for Small-Scale Taxpayers (2023 No. 19) stipulates in Article 2 that for small-scale value-added taxpayers who apply a tax rate of 3% on taxable sales revenue, the value-added tax shall be levied at a reduced rate of 1%.

Foreign Currency Translation and Transaction (including continuing and discontinued operations)

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

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts
December 31, 2024	RMB 7.2993 to $1
December 31, 2023	RMB 7.0999 to $1
December 20, 2023	RMB 7.1355 to $1
December 31, 2022	RMB 6.8972 to $1

Statement of income and loss, and cash flows items
For the year ended December 31, 2024	RMB 7.1957 to $1
For the year ended December 31, 2023	RMB 7.0809 to $1
For the period from December 20, 2023 to December 31, 2023	RMB 7.1279 to $1
For the year ended December 31, 2022	RMB 6.7290 to $1

Earnings (loss) Per Share (“EPS”)

The Company computes earnings per share (EPS) in accordance with ASC 260, Earnings per Share (ASC 260). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive effect due to net loss as of and for the years ended December 31, 2024, 2023 and 2022.

Employee Benefit (including continuing and discontinued operations)

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

Statutory Reserve (including continuing and discontinued operations)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and its articles of association, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distribute as cash dividends. Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd. was established as a foreign-invested enterprise and therefore is subject to the above-mentioned restrictions on attributable profits.

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net (loss) income and other comprehensive (loss) income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive (loss) income in the consolidated statements of (loss) income and comprehensive (loss) income.

Related Parties (including continuing and discontinued operations)

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

Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets acquired at the date of acquisition. Goodwill is not amortized but rather tested for impairment at least annually at the reporting unit level by applying a fair-value based test in accordance with accounting and disclosure requirements for goodwill. This test is performed by management annually or more frequently if the Company believes impairment indicators are present. Goodwill was allocated 100 % to the reporting unit as of December 31, 2023. The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the two-step test in accordance with ASC 350- 20, Intangibles - Goodwill and Other. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations.

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

Impairment loss of $2,973,850 was accrued for the year ended December 31, 2024.

Discontinued operations

The Company has adopted ASC Topic 205 “Presentation of Financial Statements” Subtopic 20-45, in determining whether any of its business component(s) classified as held for sale, disposed of by sale or other than by sale is required to be reported in discontinued operations. In accordance with ASC Topic 205-20-45-1, a discontinued operation may include a component of an entity or a group of components of an entity, or a business or non-profit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs: (1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; (2) the component of an entity or group of components of an entity is disposed of by sale; (3) the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

As of December 30, 2024, The Company’s stockholders approved the proposed sale (the “Disposition”) of institution investors, Bosera Asset Management Co., Ltd. for a purchase price of $480,000. As of December 31, 2024, the Company had no discontinued operation business remaining.

Segment Reporting

The Company’s Chief Operating Decision Maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the consolidated results when making decisions about resource allocation and assessing the Company’s overall performance. As a result, the Company has only one reportable segment. The Company does not differentiate between markets or segments for internal reporting purposes. All of the Company’s operations and long-lived assets are located in the PRC, and substantially all of its revenue is derived from the PRC. Therefore, no geographical segments are presented.

For the years ended December 31, 2024, 2023 and 2022, our segment operating results are consistent with our management’s analysis as described in Item 5.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company made the election to delay the adoption of new or revised accounting standards. As result of the election, the Company’s financial statements may not be comparable to companies that comply with public company effective dates.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, this ASU enhances interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. We adopted ASU 2023-07 during the year ended December 31, 2024.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)”, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life, instead of when incurred. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which amends Subtopic 326-20 (created by ASU No.2016-13) to explicitly state that operating lease receivables are not in the scope of Subtopic 326-20. Additionally, in April 2019, the FASB issued ASU No.2019-04, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”, in May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”, and in November 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates”, and ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, to provide further clarifications on certain aspects of ASU No. 2016-13 and to extend the nonpublic entity effective date of ASU No. 2016-13. The changes (as amended) are effective for the Company for annual and interim periods in fiscal years beginning after December 15, 2022. We adopted the ASU on January 1, 2023 and will apply the guidance prospectively.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in the disclosure section of the codification that reduce the likelihood that the disclosure requirements would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. Early application of the amendments is permitted for any annual or interim period which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard is not expected to have a significant impact on the Company.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and cash flows.

Note 3 - ACQUISITION AND DECONSOLIDATIONS OF SUBSIDIARIES

Acquisition of Industrial Insights Consulting LTD

In December 2023, Sky KingWin Ltd (referred to as “Buyer”) entered into an agreement with Future Scope Advisors LTD, Visionary Strategies LTD, Mr. Zhiliang Hu and Ms. Li Qian . This agreement allowed the Buyer to acquire 100% equity interest in Industrial Insights Consulting LTD. The Seller, consisting of Future Scope Advisors LTD (referred to as “Seller 1”), Visionary Strategies LTD (referred to as “Seller 2”), Zhiliang Hu (referred to as “Seller 3”), and Li Qian (referred to as “Seller 4”), collectively owned shares in Industry Insights Consulting LTD. Therefore, through the agreement with Industry Insights Consulting LTD, Sky KingWin Ltd obtained complete ownership of Industrial Insights Consulting LTD. The total cash transfer consideration of the transaction was $4,000,000.

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

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$28,320
Accounts receivable, net	95,422
Prepayments	139,573
Other receivables, net	1,038,207
Property and equipment, net	4,906
Intangible assets, net	7,796
Accounts payable	(161,948)
Accrued expenses and other payables	(126,126)
Goodwill	2,973,850
Total consideration	$4,000,000

Note 4 – Goodwill

The movement of the goodwill for the years ended December 31, 2024, 2023 and 2022 is as follows:

Balance as of January 1, 2023 and December 31, 2022	-
Acquisition of Industrial Insights Consulting LTD	2,973,850
Balance as of December 31, 2023	$2,973,850
Impairment of goodwill in relation to Insights Consulting LTD	(2,973,850)
Balance as of December 31, 2024	$-

Under ASC 350-20, a goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired.

After the business combination, the Company has two reporting units. The Company performed qualitative assessments, evaluating all relevant factors in their totality per ASC 350-20, since the financial performance and sales revenue from consulting services provided by Industrial Insights Consulting LTD and its subsidiaries had fallen short of expectations. This assessment indicated that the fair value of the reporting unit was lower than its carrying value. The impairment loss on goodwill for the years ended December 31, 2024, 2023, and 2022 was $2,973,850, nil, and nil, respectively.

Note 5 - Discontinued Operations

Disposal of Insights Consulting LTD and its subsidiaries

Due to uncertainty in the future of the business, in December 2024, the Company sold all of its assets and liabilities related to the corporate consulting services of Insights Consulting LTD and its subsidiaries with an effective date of December 31, 2024. The business was sold for cash consideration of $480,000 to Bosera Asset Management Co., Ltd, and the consideration received on Feb 27, 2025. The fair value of these payments is estimated at $480,000. The disposals represented a strategic shift and had a major effect on The Company’s results of operations. The disposed entities are accounted as discontinued operations in the consolidated financial statements for the year ended December 31, 2023. Loss of $176,500 for the years ended December 31, 2024 was recognized on the loss from the disposal of subsidiaries.

Revenue and expenses related to all discontinued operations are detailed in the table below in US dollars:

	Year ended Dec 31, 2024		Year ended Dec 31, 2023
	$		$
Revenue		724,338		5,362
Cost of revenue		(752,831)		(9,177)
Selling expenses		(61,243)		(156)
General and administrative expenses		(265,473)		(67)
Other (expenses) income		(989)		8,606
Loss from disposal of discontinued operations		(176,500)		-
Income tax (expenses) benefit from continuing operations		-		63
Results of discontinued operations		(532,698)		4,631

Assets and liabilities related to all discontinued operations are detailed in the table below in US dollars:

Dec 31, 2023
ASSETS
Current assets	$-
Cash and cash equivalents	31,644
Accounts receivable, net	84,505
Accounts receivables, related parties	-
Due from related parties	1,119,099
Prepayment	10,849
Other receivables	25,063
Current assets of discontinued operations	1,271,160

Property and equipment, net	5,723
Intangible assets, net	7,747
Non-current assets of discontinued operations	13,470
Total assets of discontinued operations	1,284,630

LIABILITIES
Current liabilities
Accounts payable	116,284
Advance from clients	-
Due to related parties	63,395
Accruals and other payables	69,007
Taxes payable	-
Total current liabilities of discontinued operations	248,686
Total liabilities of discontinued operations	248,686

Note 6 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31, 2024	December 31, 2023

Accounts receivable	$962,886	$723,247
Less: provision for credit loss	315,423	218,775
Subtotal	647,463	504,472
Less: Accounts receivables, net from discontinued operations	181,596	84,505
Account receivables, net	$465,867	$419,967

The following table sets forth the movement of provision for doubtful accounts:

	December 31, 2024	December 31, 2023

Beginning	$218,775	$120,339
Adoption of ASC 326	-	(55,794)
Provision for doubtful accounts included due to the acquisition of Industrial Insights Consulting LTD.	-	94,785
Additions	102,625	61,052
Exchange rate difference	(5,977)	(1,607)
Balance	$315,423	$218,775

Note 7 - PREPAYMENTS

Prepayments consist of the following:

	December 31, 2024	December 31, 2023
Prepayments for the services cost	$11,151	$203,126
Prepayments for the hardware devices	36,816,544	-
Less: Prepayments for the services cost from discontinued operations	(4,218)	10,849
Total Prepayments for the services cost	36,831,913	192,277

Note 8 – OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2024	December 31, 2023
Income tax receivables	$6,151	$71,298
Others	128,511	67,642
Proceeds from disposal of subsidiaries	480,000	-
Subtotal	614,662	138,940
Less: other receivable from discontinued operations	28,507	25,063
Total other receivable	$586,155	$113,877

Note 9 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2024	December 31, 2023

Leasehold improvement	$243,347	$243,290
Vehicle	25,735	92,945
Office equipment	136,446	23,840
Electronic equipment	38,394	81,049
Less: Accumulated depreciation	301,960	227,223
Subtotal	141,962	213,891
Less: property and equipment, net from discontinued operations	4,356	5,723
Property and equipment, net	$137,606	$208,168

For the years ended December 31, 2024 and2023 for the continuing and discontinued operations, depreciation expenses amounted to $81,891 and $71,590. The depreciation expenses for the year ended December 31, 2022 was $61,903.

Note 10 - INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2024	December 31, 2023

Copyrights	$2,554	$2,626
Patents	6,507	7,747
Trademarks	20,276	24,983
Software	57,575	19,663
Less: Accumulated amortization	17,072	8,654
Subtotal	69,840	46,365
Less: Intangible assets, net from discontinued operations	6,507	7,747
Intangible assets, net	$63,333	$38,618

For the years ended December 31, 2024 and 2023 for the continuing and discontinued operations, amortization expenses amount to $9,821 and $6,020 respectively. The amortization expenses for the year ended December 31, 2022 was $2,754.

Note 11 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31, 2024	December 31, 2023

Deposits for operating lease	$59,037	$36,164

Note 12 - ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	December 31, 2024	December 31, 2023

Salary payable	$764,758	$860,850
Others	1,285,163	68,115
Subtotal	2,049,921	928,965
Less: Accruals and other payables from discontinued operations	70,812	69,007
Total accruals and other payables	$1,979,109	$859,958

Note 13 - RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2024 and 2023 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)

The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2024, Mr. Ruilin Xu still holds 48.51% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Siqi Cao	The Company’s director, paid certain professional fees on behalf of the Company.

Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen Zhongtou Business Consulting Co., Ltd.

Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.

Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.

Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.

Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd.

Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.

Shenzhen Zhongtou Industrial Treasure Network Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.

Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.

Infinity worldwide holding.,Ltd.	Infinity worldwide holding., Ltd is the shareholders of the company and holds 2.847% interest rights.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$17,673	$146,903
Subtotal	17,673	146,903
Less: Total accounts payable-related party from discontinued operations	-	-
Total accounts payable-related party	$17,673	$146,903

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$217,651	$502,314
Shenzhen Zhongtou Shunshi Investment Management Co.	113,801	357,967
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	-	29,958
Shenzhen Zhongtou Industrial Planning & Consulting Co.	-	101,692
Shenzhen Zhongtou Big Data Technology Co.	25,441	25,606
Ms. Li Qian	-	12,253
Shenzhen Zhongtou Industrial Treasure Network Co.	40,086	86,973
Mr. Zhiliang Hu	11,646	2,336
Subtotal	408,625	1,119,099
Less: Total due from related parties from discontinued operations	408,625	1,119,099
Total due from related parties	$-	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$28,907	$29,719
Infinity worldwide holding ltd	120,674	120,674
Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.	-	2,817
Shenzhen Zhongtou Industrial Planning & Consulting Co.	-	10,578
Shenzhen Zhongtou Industrial Treasure Network Co.	-	25,775
Ms. Li Qian	-	24,226
Guangzhou Tiancheng Capital Management Group Co., Ltd.	68,500	-
Mr. Zhiliang Hu	616	-
Subtotal	218,697	213,789
Less: Total due to related parties from discontinued operations	616	63,395
Total due to related parties	$218,081	$150,394

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2024, 2023 and 2022

Name of related parties	December 31, 2024	December 31, 2023	December 31, 2022
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$134,138	$612,863	$-
Total revenues	134,138	$612,863	$-

Cost of revenues from continuing operations
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$147,298	$147,298	$-
Total cost of revenues from continuing operations	$147,198	$147,298	$-
Cost of revenues from discontinued operations
Shenzhen Zhongtou Industrial Economic Consulting Co., Ltd.	$104,880	$-	$-
Shenzhen Zhongtou Industry Research Institute Co., Ltd.	207,575	-	-
Shenzhen Zhongtou Business Consulting Co., Ltd.	440,376	-	-
Total cost of revenues from discontinued operations	752,831	-	-

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.

The costs incurred are related to the business training services provided by Guangzhou Tiancheng Capital Management Group Co., Ltd. These services are delivered through a variety of short-term courses. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

*	The costs incurred are related to the business consulting services provided by disposed entities. These services are delivered through a variety of short-term services. Revenue is recognized upon the completion of these courses. Training fees are collected in advance of service provision and are recorded as client advances.

Note 14 - TAXES

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

PRC

The Company is subject to PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25 % with the following exceptions for the years ended December 31, 2024, 2023 and 2022.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, 2019 No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB 1,000,000 (including RMB1,000,000), their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB 1,000,000, but not more than RMB 3,000,000, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. Tiancheng Jinhui was eligible to enjoy a preferential tax rate of 10% for the year ended December 31, 2024.

Significant components of the income tax expense (benefit) consisted of the following for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
Current income tax expenses (benefit)
PRC	$187,706	$		-
Hong Kong	-		-	-
Others	-		-	-
Deferred income tax expenses (benefit)	-		-	-
PRC	-		115,094	(121,113)
Hong Kong	-		-	-
Others	-		-	-
Total income tax from continuing operations	187,706		115,094	(121,113)
Current income tax (benefit) expenses			-	-
PRC	(133,175)		(62)	-
Hong Kong	-		-	-
Others	-		-	-
Deferred income tax (benefit) expenses	-		-	-
PRC	-		(1)	-
Hong Kong	-		-	-
Others	-		-	-
Total income tax from discontinued operations	(133,175)		(63)	-
Total income tax expenses (benefit)	$54,531		$115,031	(121,113)

(Loss) income before income taxes is attributable to the following geographic locations for the years ended December 31,2024, 2023 and 2022:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cayman Islands	$(3,091,010)	$(1,531,561)	(392,100)
BVI	(4,201)	(2,104)	-
Hong Kong	(14,469)	(1,708)	(72)
PRC	(1,090,839)	(901,830)	(500,424)
Less: intercompany transactions	3,891,541	-	-
Total (Loss) / Income Taxes from continuing operations	(8,092,060)	(2,437,203)	(892,596)
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	(532,698)	4,568	-
Less: intercompany transactions	-	-	-
Total (Loss) / Income before Income Taxes from discontinued operations	(532,698)	4,568	-
Total (Loss) / Income before Income Taxes	$(8,624,758)	$(2,432,637)	(892,596)

The following table presents a reconciliation of the differences between the statutory income tax and the Company’s effective income tax for the years ended December 31, 2024, 2023 and 2022:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
	%	%	%
Net loss before income tax	$(8,092,060)	$(2,437,205)	(892,596)
Statutory income tax rate of the PRC	25%	25%	25%
Income tax computed at PRC tax rate from continuing operations	(2,023,015)	(609,301)	(223,149)

Net (loss) / income before income tax	$(532,698)	$4,568	-
Statutory income tax rate of the PRC	25%	25%	-
Income tax computed at PRC tax rate from discontinued operations	(133,175)	1,142	-
Total income tax computed at PRC tax rate	(2,156,190)	(608,159)	(223,149)

Reconciling items

Effect of different tax rates of subsidiary operating in other jurisdiction	1,582,100	383,710	98,036
Non-deductible (benefit) expenses	(432)	3,560	4,000
Effect of deductible temporary differences or deductible losses for which no deferred tax assets are recognized for the year	629,053	337,125	-
Income tax expenses (benefit) from continuing operations	187,706	115,094	(121,113)

Effective tax rate from continuing operations	(2.3)%	(4.7)%	13.6%

Effect of different tax rates of subsidiary operating in other jurisdiction	(8,388)	-	-
Non-deductible expenses (benefit)	-	-	-
Effect of deductible temporary differences or deductible losses for which no deferred tax assets are recognized for the year	8,388	(1,205)	-
Income tax (benefit) expenses from discontinued operations	(133,175)	(63)	-

Effective tax rate from discontinued operations	25%	(1.4)%	-
Total effective tax rate	(0.6)%	4.7%	13.6%

Tax payable as of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Value added tax payable	$11,333	$28,713
Income tax receivable	-	-
Other tax payable	3,325	36,656
Total taxes payable from continuing operations	14,658	65,369
Value added tax payable	1,577	-
Income tax receivable	(12)	-
Other tax payable	227	-
Total taxes payable from discontinued operations	1,792	-
Total taxes payable	$16,450	$65,369

Net Operating Loss Carry Forward:

Location	As of December 31, 2024	As of December 31, 2023
PRC*	$2,688,670	$1,241,632
BVI	4,201	2,104
Cayman	3,091,010	1,531,594
Hong Kong*	16,249	1,780
Total NOL Carryforwards from continuing operations	5,800,130	2,777,110
PRC*	532,698	4,568
BVI	-	-
Cayman	-	-
Hong Kong*	-	-
Total NOL Carryforwards from discontinued operations	532,698	4,568

*	The net operating loss of the PRC subsidiary incurred in the amount of $1,241,632 for the year 2023 will expire if unused by December 31, 2027. Additionally, the net operating loss of $2,688,670 incurred by the PRC subsidiary will expire if unused by December 31, 2028.

Companies incorporated in the Cayman Islands and the British Virgin Islands (BVI) are not subject to corporate income tax obligations.

*	Losses made in an accounting year are to be carried forward and set off against future profits of that trade but a corporation carrying on more than one trade may have losses in one trade offset against profits of the other. For gains or losses which are subject to concessionary tax rate, there are special provisions on the adjustment of losses between concessionary trading activities and normal trading activities.

(c) Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2024, 2023 and 2022, the Company had no unrecognized tax benefits.

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

Note 15 - CHINA CONTRIBUTION PLAN

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, and medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; and the Company has no further commitments beyond their monthly contributions. For the years ended December 31, 2024, 2023 and 2022, the Company contributed a total of $533,622, $480,673 and $270,943, respectively, to these funds.

Note 16 - SHAREHOLDERS’ EQUITY

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

As of December 31,2024, and 2023, the balances of the statutory reserves were $282,545 and $282,545, respectively.

Note 17 - OPERATING LEASE

The Company has operating lease for its office facility. The lease for the year ended December 31, 2024 is located at the following addresses with their respective areas:

1.	32H, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China,which consists of approximately 161.57 square meters.

2.	Room 1301, 1302 and 1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District, which consists of approximately 1796.26 square meters.

In the year 2022, the company changed the leased property address to Room 1302-1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District and 1,451.04 square meters on December 9, 2021. The renewed lease has a term starting from December 9, 2021 and ending by October 8, 2025. The lease deposit increased to $28,963 without any rent-free period. In June 2022, the Company signed a new lease agreement for its office space located at Room 1301.01 and 1301.02, Building 25, Tianan Headquarters Central Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. The office space covers an area of about 345.22 square meters. In the year 2024, the company renewed two lease contracts with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd., located at Room 1301-1, 1301-2 (345.22 square meters) and Room 1302-1305 (1451.04 square meters), Building 25, Tianan Headquarters Center Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. As of December 31, 2024, and 2023, the lease deposits were $30,120 and $22,779, respectively.

Due to the incorporation of Guggenheim Technology (Shenzhen) Co.Ltd this year, the company have leased the following properties for office purposes:

32H, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China,which consists of approximately 161.57 square meters.

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

The following table provides a summary of leases by balance sheet location as of December 31, 2024 and 2023:

Assets/Liabilities	December 31, 2024	December 31, 2023
Assets
Operating lease right-of-use assets	$564,808	$353,471

Liabilities
Operating lease liability - current	$284,100	$192,159
Operating lease liability - non-current	282,454	161,886
Total lease liabilities	$566,554	$354,045

The operating lease expenses for the years ended December 31, 2024 and 2023 were as follows:

Lease Cost	Classification	December 31, 2024	December 31, 2023
Operating lease cost	General and administrative expenses	$140,055	$203,466

Maturities of operating lease liabilities at December 31, 2024 were as follows:

Maturity of Lease Liabilities	Operating Leases
12 months ending December 31,
2025	$319,157
2026	279,181
2027	14,965
Total lease payments	613,303
Less: interest	46,749
Present value of lease payments	$566,554

Lease Term and Discount Rate	December 31, 2024	December 31, 2023
Weighted-average remaining lease term (years)
Operating leases	1.95	1.75

Weighted-average discount rate (%)
Operating leases	8%	8%

Note 18 - CONCENTRATIONS AND CREDIT RISK

(a) Concentrations

In the year ended December 31, 2024, one third-party client accounted for 17 % of the Company’s revenues, respectively. In the year ended December 31, 2023, one third-party client accounted for 15% of the Company’s revenues. No other client accounted for more than 10% of the Company’s revenues for the years ended December 31, 2024 and 2023.

As of December 31, 2024, two third-party clients accounted for 41%,17% of the Company’s accounts receivable, respectively. As of December 31, 2023, one third-party client accounted for 66% of the Company’s accounts receivable, respectively. No other client accounted for more than 10% of the Company’s accounts receivable as of ended December 31, 2024 and 2023.

As of December 31, 2024, three third-party suppliers accounted for 44% ,13%,13% of the Company’s accounts payable, respectively. As of December 31, 2023, one third-party supplier each accounted for 14% of the Company’s accounts payable, respectively. No other supplier accounted for over 10% of the Company’s accounts payable as of ended December 31, 2024 and 2023.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2024 and December 31, 2023, substantially all of the Company’s cash were held by major financial institutions located in the U.S., which management believes are of medium credit quality.

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

Note 19 - COMMITMENTS AND CONTINGENCIES

(a) Commitment

The Company has following commercial commitments:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leases	$613,303	$319,157	$294,146	$-	$-

(b) Contingencies

According to the civil ruling (2023) Yue 0113 Cai Bao 865 issued on October 12, 2023, the plaintiff in this case is Guangzhou Boxin Technology Co., Ltd., and the defendant is Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.

This case originated when the plaintiff filed a pre-action property preservation application, freezing the defendant’s bank deposit of RMB 215,200 (Approximately $30,310) in the Guangzhou Tianan Tian’an Sub-branch of China Merchants Bank Co., Ltd., and the bank account number is 120914637510401.

Note 20 – SHARE BASED PAYMENTS

The Corporation’s 2024 Equity Incentive Plan was formally adopted on February 22, 2024, with the objectives of fostering long-term corporate success, attracting and retaining high-caliber personnel, and aligning the interests of employees with those of the shareholders. The Plan encompasses a variety of equity grant options. In April 2024, under this scheme, a total of 3,000,000 Class A Ordinary Shares were granted to 11 employees and vested immediately and the exercise price was $0.5911 per share on May 1, 2024. The expense recognized for share-based compensation for the year ended December 31, 2024, amounted to $1,773,300.

Note 21 – CONVERTIBLE NOTES

Convertible Notes issued on October 21, 2022

Top KingWin Ltd announced that it has entered into certain securities purchase agreement to Purchaser a new series of convertible notes in the original principal amount up to $2,500,000 on November 25, 2024. The notes shall be convertible into class A ordinary shares of the Company, par value of $0.0001 per share in accordance with the terms of the Note, for $2,250,000 in gross proceeds. The issuance of the Note is exempt from the registration requirements of the Securities Act pursuant to Regulation D promulgated thereunder. The Note bears interest at a rate of 11.75% per annum, subject to adjustment from time to time in accordance with the terms of the Note. All outstanding principal and accrued interest on the Note will become due and payable twelve months after the issuance of the Note (“Issuance Date”), and the Purchaser has the option to extend the maturity term for another twenty-four months upon mutual agreement of the Company and the Purchaser. The Note includes an original issue discount of 10%. The Company may not prepay any portion of the outstanding principal, accrued and unpaid interest or accrued and unpaid late charges on principal and interest, if any. At any time after the Issuance Date, the Note is convertible into validly issued, fully paid and non-assessable Ordinary Shares, on the terms and conditions set forth in the Note. Upon the occurrence of an Event of Default, as defined in the Note, the Purchaser may require the Company to redeem all or any portion of the Note by delivering written notice thereof.

The Company determined that conversion option embedded in the Debenture is considered indexed to the Company’s own stock and did not require to be separately accounted for as a divertive under the guidance in ASU 2020-06.

The summary of all the Convertible Notes activity is as follows:

December 31,
2024
Principal balance	$2,500,000
Less: conversions into ordinary shares	-
Less: repayments in cash	-
Remaining balance	2,500,000
Less: debentures discount and debts issuance cost	548,750
Interest expenses	74,190
Total	$2,025,440
Less: non-current	-
Total current	$2,025,440

During the year ended December 31, 2024, the Company made nil cash repayments to the Convertible. Also in the year ended December 31, 2024, the Company hasn’t issued any Class A shares to pay off outstanding balance and accrued interests of Convertible Notes issued on November 25, 2024. These issuance costs and Debenture discount are being amortized and recorded to interest expense in the accompanying consolidated statements of income and comprehensive income (loss) over the life of the Debentures using effective interest method. For the year ended December 31, 2024, the amortization of the Convertible notes, notes discount and issuance cost was $74,190.

Note 22 – Equity

On September 5, 2024, Top KingWin Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with 25 investors (the “Purchasers”), pursuant to which the Company agreed to sell up to $38,000,000 of class A ordinary shares, par value $0.0001 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.23 (the “Offering”).

The Purchasers represented that they are “non-U.S. persons” as defined in the Regulation S promulgated under the Securities Act of 1933, as amended, (the “Regulation S”). The parties to the SPA have each made customary representations, warranties and covenants. The Shares are expected to be issued to Purchasers on or about September 9, 2024, upon satisfaction of all closing conditions. The issuance of the Class A Ordinary Shares will be in reliance on the exemption from registration provided by the Regulation S. As such, the Company has issued totaling 165,217,391 Class A ordinary shares in September 2024.

Note 23 – LOSS PER SHARE

The computation of the Company’s basic and diluted net (loss) / profit per share is as follows:

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Numerator:
Net loss-continuing operations	$(8,146,591)	$(2,552,299)	$(771,483)
Net loss / profit – discontinued operations	(532,698)	4,631	-
Total net loss	(8,679,289)	(2,547,668)	(771,483)

Denominator:
Weighted-average shares outstanding-Basic	73,451,251	13,947,917	12,000,000
Stock options and restricted shares	-	-	-
Weighted-average shares outstanding-Diluted	73,451,251	13,947,917	12,000,000
Loss per share-continuing operations
-Basic & diluted earnings per share	$(0.12)	$(0.18)	$(0.06)

Note 24 - SUBSEQUENT EVENT

On December 30, 2024, Sky KingWin Ltd ,a wholly-owned subsidiary of the Company, entered into share purchase agreement with a third party, Industry Insights Consulting LTD , a wholly-owned subsidiary of Sky KingWin, and Bosera Asset Management Co., Ltd. Pursuant to the SPA, the Purchaser agreed to purchase the Sky KingWin Ltd. in exchange for cash consideration of USD 480,000, the payment of which was due by January 15, 2025.

On January 14, 2025, Sky KingWin and Industry Insights Consulting Ltd. entered into a supplemental agreement and stipulated that the payment date for the purchase Price is extended until March 31, 2025, a penalty of 1% will be applied to the remaining unpaid balance for each day the purchase price is delayed. All other terms of the SPA remain unchanged.

On November 6, 2024, the Company filed a Registration Statement under Securities Act of 1933 with the Securities and Exchange Commission on Form F-3 (File No. 333-283030) for the offering and selling up to $200,000,000 in the aggregate of class A ordinary shares, par value $0.0001 per share. The registration statement was declared effective on February 13, 2025.

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.