Form 20-F
period 2025-12-31
Top KingWin Ltd
filed 2026-04-08
CIK 1938865

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

15N, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, PRC

Zip: 518064

(Address of principal executive offices)

Ruilin Xu,

Chief Executive Officer

Tel: +86 400 661 3113

Email: tcjh@tcjhgw.cn

15N, Block B, Zhongzhou Holding Financial Center,

Intersection of Houhai Avenue and Haide 1st Road,

Nanshan District, Shenzhen, Guangdong Province, PRC

Zip: 518064

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Ordinary Shares, par value $0.0625	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2025, the issuer had 2,298,365 Class A Ordinary Shares and 58,861 Class B Ordinary Shares.

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

●	“AHFCAA” refers to the Accelerating Holding Foreign Companies Accountable Act;

●	“China” or the “PRC” refers to the People’s Republic of China. When used in the case of laws, regulations and rules, “China” or “the PRC” refers to only such laws, regulations and rules of mainland China. When used in the case of government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of “China” or “the PRC” or “Chinese”, it refers to only such government, governmental authorities, regulatory agencies, courts, jurisdictions, tax, entities, enterprises, individuals and residents of mainland China;

●	Depending on the context, “we”, “us”, “our company”, “our”, the “Company”, “WAI” and “KingWin” refer to Top KingWin Ltd, a Cayman Islands company, and its subsidiaries, Sky KingWin Ltd, SKY KINGWIN (HK) LIMITED, and Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Jiangsu Tiancheng Jinhui Management Consulting Co., Ltd., Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Shenzhen Tiancheng Chuangxin Technology Co., Ltd., Guji Technology (Shenzhen) Co., Ltd., Industry Insights Consulting LTD, Strategic Research Solutions Limited (HK), Top KingWin Technology Inc., Top KingWin Hi Tech Inc., unless the context otherwise indicates;

●	“CAC” refers to the Cyberspace Administration of China;

●	“CSRC” refers to the China Securities Regulatory Commission;

●	“HFCA Act” refers to the Holding Foreign Companies Accountable Act;

●	“M&A Rules” refers to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors of China;

●	“MOFCOM” refers to the Ministry of Commerce of China;

●	“Negative List” refers to the Special Administrative Measures for the Access of Foreign Investment (Negative List);

●	“NDRC” refers to the National Development and Reform Commission of China;

●	“RMB” or “yuan” refers to the legal currency of China;

●	“SAFE” refers to the State Administration of Foreign Exchange in China;

●	“SAIC” refers to the State Administration for Industry and Commerce in China and is currently known as State Administration for Market Regulation;

●	“SAT” refers to the PRC State Administration of Taxation;

●	“SAMR” refers to the former State of Administration of Industry and Commerce of China, which has been merged into the State Administration for Market Regulation;

●	“SCNPC” refers to the Standing Committee of the National People’s Congress of China;

●	“KingWin BVI” refers to Sky KingWin Ltd, a company organized under the laws of British Virgin Islands, which is wholly-owned by KingWin;

●	“KingWin HK” refers to SKY KINGWIN (HK) LIMITED, a company organized under the laws of Hong Kong, which is wholly-owned by KingWin BVI;

●	“Tiancheng Jinhui” refers to Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., a limited liability company organized under the laws of China, which is wholly-owned by KingWin HK;

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

●	“USD” or “$” refers to the legal currency of the United States.

Top KingWin’s reporting currency is USD. However, substantially all of our consolidated revenues, costs, expenses and assets are denominated in RMB. This Annual Report contains translations of certain foreign currency amounts into USD for the convenience of the reader. All translations of RMB are calculated at the rate of $1.00=RMB7.0999 as of December 29, 2023 and $1.00=RMB7.0809 for the year ended December 31, 2023. All translations of RMB are calculated at the rate of $1.00=RMB 7.2993 as of December 31, 2024 and $1.00=RMB7.1957 for the year ended December 31, 2024. All translations of RMB are calculated at the rate of $1.00=6.9931 as of December 31, 2025 and $1.00=RMB7.1875 for the year ended December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry, beginning on page 1 of this Annual Report, include, but are not limited to, the following:

●	We have a limited operating history and are subject to the risks encountered by early-stage companies. See a more detailed discussion of this risk factor on page 1 of this Annual Report.

●	Our historical growth may not be indicative of our future performance, which is dependent upon factors beyond our control such as market conditions of the equity investment industry in China. See a more detailed discussion of this risk factor on page 2 of this Annual Report.

●	If we are unable to retain existing clients or attract new ones, or to attract sufficient spending from our clients, our business, results of operations and financial condition could be materially and adversely affected. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	If we lose the services of any of our key executive officers and other key employees, or are unable to retain, recruit and hire experienced staff, our ability to effectively manage and execute our operations and meet our strategic objectives could be harmed. See a more detailed discussion of this risk factor on page 3 of this Annual Report.

●	The industry in which we operate is highly fragmented and intensively competitive, and if we fail to compete effectively with current or future competitors, our business, results of operations and financial conditions could be materially and adversely affected. See a more detailed discussion of this risk factor on page 4 of this Annual Report.

●	Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business, reputation and competitive edge. Intellectual property is crucial to our competitiveness and success. See a more detailed discussion of this risk factor on page 9 of this Annual Report.

Risks Related to Our IT Solutions Business

●	We have an evolving business model with still untested growth initiatives. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	Our business is dependent on our ability to attract and retain highly skilled professionals. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	Our business is dependent on our collaboration with our vendors and suppliers and changes or difficulties in our relationships with our vendors and suppliers may harm our business and financial results. See a more detailed discussion of this risk factor on page 13 of this Annual Report.

●	At this stage, our products portfolio remains limited, and our gross margin and results of operations may be adversely affected in the future by a number of factors, including decreases in our average selling prices of products, shifts in our product mix, or price increases of certain components or third-party services due to inflation, supply chain constraints, or for other reasons. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	We may seek acquisition opportunities in industries or sectors which may or may not be outside of our management’s area of expertise. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	We may seek an acquisition with a financially unstable business or an entity lacking an established record of revenue, cash flow or earnings, which could subject us to volatile revenues, cash flows or earnings or difficulty in retaining key personnel. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends, including our ability to sell differentiated services, may impact our future growth. If we are not successful in meeting these business challenges, our business, financial condition and results of operations may be materially and adversely affected. See a more detailed discussion of this risk factor on page 14 of this Annual Report.

●	If we do not succeed in attracting new clients for our technology services, we may not achieve our revenue growth goals. See a more detailed discussion of this risk factor on page 15 of this Annual Report.

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

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 18 of this Annual Report, include, but are not limited to, the following:

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

Risks Related to Doing Business in China

We are based in China and have all of our operations in China. We face risks and uncertainties related to doing business in China in general, including, but not limited to, the following:

●	Changes in China’s economic, political or social conditions or government policies, which could occur quickly with little advance notice, could have a material adverse effect on our business and operations. See a more detailed discussion of this risk factor on page 20 of this Annual Report.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may be quick with little advance notice, could limit the legal protection available to you and us. See a more detailed discussion of this risk factor on pages 21 of this Annual Report.

●	Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our corporate structure, corporate governance, and operations. See a more detailed discussion of this risk factor on page 22 of this Annual Report.

●	We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct or fund our whole business. To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	To the extent any funds or assets in the business is in mainland China or Hong Kong or a mainland China or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China or Hong Kong. See a more detailed discussion of this risk factor on page 25 of this Annual Report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See a more detailed discussion of this risk factor on page 26 of this Annual Report.

Risks Related to Our Class A Ordinary Shares

Risks and uncertainties related to our Class A Ordinary Shares, beginning on page 29 of this Annual Report, include, but are not limited to, the following:

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 29 of this Annual Report.

●	Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

●	If our financial condition deteriorates, we may not meet continued listing standards on the Nasdaq Capital Market. See a more detailed discussion of this risk factor on page 30 of this Annual Report.

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

Our revenues increased by 114%, or $ 4,288,018, from $3,750,352 in 2024 to $8,038,370 in 2025. The primary driver of this growth was a 358% year-on-year increase in sales of information technology (“IT”) solution related products including devices supporting data collection and analysis, and artificial intelligent (“AI”) robots, in the current period, partially offset by a 64% year-on-year decrease in corporate training services and consulting services. This strong overall performance was predominantly fueled by an explosive 358% year-on-year surge in sales of IT solution products, which served as the core growth engine and completely offset the substantial adverse impact caused by a sharp 64% year-on-year decrease in corporate training and consulting services. Consequently, the Company’s revenue structure has become highly concentrated and heavily dependent on the IT solution product segment, indicating that the Company needs to closely monitor the long-term sustainability of its IT-driven growth momentum, conduct in-depth analysis of the underlying causes for the contraction in traditional service lines, and formulate targeted improvement strategies to optimize its revenue mix, reduce business concentration risks, and support steady and healthy long-term operational development.

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

Clients for customized reports, offline industry events and offline course offerings generally prepay us a majority of the total contract values upon signing. Our contract liabilities primarily consisted of these prepayments. We had contract liabilities of $432,375 and $489,523 as of December 31, 2025 and December 31, 2024. Our contract liabilities are generally not refundable. However, if we fail to honor our obligations in respect of our contract liabilities, clients may request to cancel their agreements with us or ask for a partial or full refund, which may lead to our refund obligation, client dissatisfaction or even clients’ disputes with us. In the event that we are required to refund some or all of the prepayments from our clients pursuant to the contract provisions, we may not have the cash or other available resources to fulfill the refund obligation. Even if we are able to fulfill the refund obligation from available resources, we may need to seek additional sources of capital to fund our operations, which funding may not be available when needed or on acceptable terms. In either of those circumstances, our business, results of operations, financial condition and reputation may be materially and adversely affected. Furthermore, in the future, clients may elect not to prepay us for our services in which case we would have to find other sources of funding for our operations, capital expenditures and expansion plans, which would be costly as compared to the aforementioned cost-free client prepayment funding and which may not be available when needed or on acceptable terms.

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

We have adopted an equity incentive plan (the “2025 Equity Incentive Plan”) that can be used to attract and retain eligible directors, officers and employees of our Company. We may adopt a similar plan in the future. If we issue additional stock-based awards to eligible participants under an equity incentive plan, the issuance of these stock-based awards may dilute an investment in our Ordinary Shares. The price of Class A Ordinary Shares also may face incremental downward pressure if plan participants sell more shares into the market.

RISK FACTORS RELATED TO OUR IT SOLUTIONS BUSINESS

We have an evolving business model with still untested growth initiatives.

Top KingWin Hi Tech Inc., our U.S. subsidiary, has entered into a sales contract with a certain purchaser, Walker Times International (Hong Kong) Co., Ltd. for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of $480 per unit for total proceeds of US$4.8 million. We fulfilled 10% of the contracted orders in 2025, and the remaining deliveries are scheduled to be completed by September 2026.

We plan to conduct independent research and development and manufacturing of artificial intelligence robots, which will be conducted by Top KingWin Technology Inc., our U.S. subsidiary.

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

Each of our Class B Ordinary Shares has 40 votes per share, and each of our Class A Ordinary Shares has 1 vote per share. Mr. Ruilin Xu, our chairman of the board of directors and our chief executive officer, beneficially owns 768 Class A Ordinary Shares and 58,861 Class B Ordinary Shares, representing 50.62% of our total voting power. Mr. Xu as the controlling shareholder has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions, such as (i) making amendments to our certificate of incorporation and by-laws, (ii) whether to issue additional Class A Ordinary Shares, including to himself, (iii) employment decisions, including compensation arrangements, and (iv) whether to enter into material transactions with related parties. The interests of Mr. Xu as the controlling shareholder may differ from the interests of our other shareholders. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, concentration of ownership of our Class B Ordinary Shares may discourage, prevent or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected. The concentration in the ownership of our ordinary shares will limit the ability of holders of our Class A Ordinary Shares to influence corporate matters for the foreseeable future and may cause a material decline in the value of our Class A Ordinary Shares.

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

A majority of our revenues were derived in China, and a majority of our operations are conducted in China through our PRC subsidiaries. Additionally, in 2025, our subsidiary in Colorado, USA, sold a batch of robots to a Hong Kong customer, generating some revenue, which accounted for only 6% of the Company’s total revenue. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole. The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

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

A majority of our revenues are generated in the PRC, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency and reporting currency are the Renminbi. Additionally, in 2025, our subsidiary in Colorado, USA, sold a batch of robots to a Hong Kong customer, generating some US dollar revenue, which accounted for only 6% of the Company’s total revenue. Currently, a majority of our revenue comes from our operations through our PRC subsidiaries within the PRC. However, if we expand our international presence in the future, we could face exposure to foreign currency exchange rate fluctuations. Nonetheless, any future expansion into international markets may expose us to the impact of exchange rate variations. These fluctuations can be influenced by various factors, including governmental policies and domestic and international economic and political developments. If our non-Chinese revenues increase substantially in the future, any significant change in the value of the currencies of the countries in which we do business against the Renminbi could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

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

Notwithstanding the foregoing, the Company’s ability to retain an auditor subject to the PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. Our current auditor working papers related to us are located in the U.S. With respect to audits of companies with operations in China, such as the Company, there are uncertainties about the ability of its auditor to fully cooperate with a request by the PCAOB for audit working papers in China without the approval of Chinese authorities. If the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, or the PCAOB re-evaluates its determination as a result of any obstruction with the implementation of the Statement of Protocol, then such lack of inspection or re-evaluation could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Accordingly, the HFCA Act calls for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

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

We received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) on August 18, 2025, notifying the Company that the Nasdaq staff has determined to delist the Company’s class A ordinary shares from The Nasdaq Capital Market (the “Delisting Determination”), because the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 30 consecutive business days, and therefore no longer complies with the Nasdaq Listing Rule 5550(a)(2) (the “Rule”). We regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) on October 7, 2025. The Company is now subject to a Mandatory Panel Monitor for one year from October 7, 2025, as stipulated by Nasdaq Listing Rule 5815(d)(4)(B).

The Nasdaq Capital Market requires companies to fulfill specific requirements in order for their shares to continue to be listed. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, our shareholders could find it difficult to sell our Class A Ordinary Shares. In addition, if our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date, we may apply to have our Class A Ordinary Shares quoted on the Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the Nasdaq Capital Market. In addition, if our Class A Ordinary Shares are delisted at some later date, our Class A Ordinary Shares may be subject to the “penny stock” regulations. These rules impose additional sales practice requirements on broker-dealers that sell low- priced securities to persons other than established clients and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our Class A Ordinary Shares might decline. If our Class A Ordinary Shares are delisted from the Nasdaq Capital Market at some later date or become subject to the penny stock regulations, it is likely that the price of our Class A Ordinary Shares would decline and that our shareholders would find it difficult to sell their shares.

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

Recent Developments

Nasdaq Compliance

On June 7, 2024, the Company received a notice from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company was not in full compliance with the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq Capital Market.

On May 19, 2025, the Company received a formal notification from Nasdaq that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires the Company’s Class A Ordinary Shares to maintain a minimum bid price of $1.00 per share.

On August 18, 2025, the Company was informed that the Nasdaq staff has determined to delist the Company’s class A ordinary shares from Nasdaq (the “Delisting Determination”), because the bid price of the Company’s listed securities has closed at less than $1 per share over the previous 30 consecutive business days, and therefore no longer complies with the Nasdaq Listing Rule 5550(a)(2). Normally, a company would be afforded a 180-calendar day period to demonstrate compliance with that rule. However, pursuant to the Nasdaq Listing Rule 5810(c)(3)(A)(iv), the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) due to the fact that the Company effected a reverse stock split in May 2025, or within the prior one-year period. The Company requested an appeal of the Delisting Determination to the hearing panel and attended such appeal on September 23, 2025.

On October 7, 2025, the Company received a notification letter from Nasdaq which confirmed the Company has demonstrated compliance with the bid price requirement in the Nasdaq Listing Rule 5550(a)(2). In addition, in application of Nasdaq Listing Rule 5815(d)(4)(B), the Company will be subject to a Mandatory Panel Monitor for a period of one year from the date of the notification letter. If, within that one-year monitoring period, the Company again falls out of compliance with the bid price rule, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide a plan of compliance with respect to that deficiency and will not be granted additional time for the Company to regain compliance with respect to that deficiency, nor will the Company be afforded an applicable cure or compliance period pursuant to Rule 5810(c)(3). Instead, the Company will receive a delist determination letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable. The Company will have the opportunity to respond/present to the Hearings Panel as provided by Listing Rule 5815(d)(4)(C). The Company’s securities may be at that time delisted from Nasdaq.

New Subsidiaries

In February 2025, the Company created a wholly owned subsidiary, Top KingWin Technology Inc., incorporated in the State of California, U.S.A.

In March 2025, the Company created a wholly owned subsidiary, Top KingWin Hi Tech Inc.. Top KingWin Hi Tech Inc. was incorporated in the State of Colorado, U.S.A. On September 22, 2025, Top KingWin Hi Tech Inc. entered into a sales contract with a certain purchaser, Walker Times International (Hong Kong) Co., Ltd. for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of $480 per unit for total proceeds of US$4.8 million. The robots are to be delivered in batches through October 2025 to September 2026.

Incentive Plan and Incentive Shares

On August 12, 2025, the Company filed a registration statement on Form S-8 (File No. 333- 289521) to register the Company’s 2025 Equity Incentive Plan and to re-offer up to 284,481 class A ordinary shares, par value of $0.0025 per share, granted to certain employees of the Company and its affiliates as compensation for the period from October 1, 2024 to March 31, 2025.

On January 23, 2026, the Company filed a registration statement on Form S-8 (File No. 333- 292913) to re-offer up to 364,101 Class A Ordinary Shares, granted to certain employees of the Company and its affiliates for the period from April 1, 2025 to September 30, 2025.

Other Developments

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

On June 23, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. investors (the “Purchasers”) pursuant to which the Company agreed to sell 3,500,000 of its class A ordinary shares in a registered direct offering at a price of $0.4343 per share, for gross proceeds of approximately $1.5 million (the “June 2025 Offering”). The Company intended to use the net proceeds for working capital and general corporate purposes. The offering closed on June 26, 2025.

On July 7, 2025, the Company and the Purchasers entered into a Termination Agreement and Release (the “Termination Agreement”), pursuant to which the parties agreed to unwind the June 2025 Offering and terminate the corresponding securities purchase agreement in its entirety. Under the terms of the Termination Agreement, (1) all of the shares of the Company issued to the Purchasers shall be returned to the Company by way of the Company repurchasing such Shares in accordance with its articles of association and holding such purchased shares as treasury shares and canceled in accordance with applicable law; and (2) the Company will pay to each Purchaser the full amount of the purchase price paid by such Purchaser under the SPA following the repurchase of such shares. The Termination Agreement includes mutual releases and provides that neither party admits any liability or wrongdoing.

On August 1, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. investors pursuant to which the Company agreed to sell 26,136,363 of its class A ordinary shares, par value of $0.0025 each, for gross proceeds of approximately $11.5 million, at a price of $0.44 per share. The Company intended to use the net proceeds for working capital and general corporate purposes. This offering closed on August 5, 2025.

The following diagram illustrates our corporate structure as of the date of this annual report:

The SEC maintains an internet site that contains reports and other information regarding issuers, including the Company, that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

B. Business Overview

Overview

We are not a Chinese operating company, but an offshore holding company incorporated in the Cayman Islands conducting our business through our wholly-owned subsidiary in China. We provide a number of business services in China to young and emerging companies including (i) corporate business training services, which mainly focus on advanced knowledge and new perspectives on the capital markets, (ii) corporate consulting services, which mainly focus on various aspects of fundraising, (iii) advisory and transaction services, (iv) sales of devices to support data collection and analysis and (v) sales of robots. Our main clients are entrepreneurs and executives in small and medium enterprises (“SMEs”) in China. Additionally, in 2025, our new subsidiary in Colorado, USA, commenced the business of selling robots and made sales to a Hong Kong company during the year, generating some revenue.

Corporate business training, corporate consulting, advisory and transaction services, sales of devices to support AI data collection and analysis, sales of robots, and other revenue constituted approximately 5%, 2%, 2%, 83%, 6% and 2%, respectively, of our continuing operations during the year ended December 31, 2025.

Supported by the rapid economic growth and friendly business policies in China, the number of SMEs in China has significantly increased from 2016 to 2024. Frost & Sullivan expects the number of SMEs in China will steadily increase at 9.8% CAGR from 2021 to 2026. We believe that the increasing number of SMEs provides a solid foundation for the future development of our business.

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

We are capitalizing on this trend by transitioning to AI support hardware and services, aligning with the rapid growth of new economy industries. Our mission is to deliver comprehensive services to meet clients’ needs across all stages of their development. In mid-2024, we began selling computing and data collection and analysis equipment, targeting small and medium enterprises (SMEs). These devices enable efficient data processing and optimization. This business has achieved remarkable success, contributing 83% of our total revenue in 2025. Additionally, we launched a new business segment selling AI robots in 2025, which enabled our AI business development to keep pace with customer needs.

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

I. Corporate Business Training Services

Approximately 5% of our total revenues for the fiscal year ended December 31, 2025 was generated from our corporate business training service.

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

Levels of Seminars

We have developed a portfolio of private offline seminars for entrepreneurs, business managers, and equity investors, which include three levels: (1) first-level seminar, Opportunities of Capital Markets; (2) second-level seminar, System of Capital Markets and Model of Capital Markets; (3) third-level seminar, Project Incubation Camp. For the year ended December 31, 2025, we have held 15 first-level seminars, 15 second-level seminars, and 6 third-level seminars. This offline seminar program also offers good opportunities for us to market our corporate consulting services.

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

II. Corporate Consulting Services

Approximately 2% of our total revenues for the fiscal year ended December 31, 2025 was generated from corporate consulting service. As of the end of 2025, we have 11 corporate consulting services clients.

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

III. Advisory and Transaction Services

Approximately 2% of our total revenues for the fiscal year ended December 31, 2025 was generated from advisory and transaction services. Because the nature of our advisory and transaction services requires us to dedicate a large amount of time and resources to each client, we were able to generate relatively large revenue from a small number of clients. As of the end of 2025, we have 8 advisory and transaction services clients.

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

Ⅳ. Revenues from Sales of Devices to Support Data Collection and Analysis

For the fiscal year ended December 31, 2025, approximately 83% of our total revenues, amounting to $6,676,427, was generated from our IT-solution related device sales business. This segment focuses on providing hardware to small and medium-sized enterprises (SMEs).

Our device sales business is designed to empower SMEs by offering access to computing power, data collection tools, and data analytics equipment. Many SMEs face challenges in leveraging information technologies due to limited resources, technical expertise, or access to cost-effective solutions. Our services bridge this gap by providing hardware infrastructure and analytics capabilities that align with their operational and growth objectives.

Ⅴ. Revenues from Sales of Robots

For the fiscal year ended December 31, 2025, approximately 6% of our total revenues, amounting to $ 480,000, was generated from our robots sales business. This segment focuses on multi-scenario perceptual interaction AI robots.

Industry Development and Product Introduction

With the large-scale commercial adoption of artificial intelligence robots in the global market, we are seizing market opportunities to develop new growth drivers for its profitability. Our business in this field is still in the initial exploratory stage. Currently, we are engaged in the procurement and resale of a desktop robot with multi-scenario perception and interactive capabilities.

Current Progress & Future Development

Top KingWin Hi Tech Inc., our U.S. subsidiary, has entered into a sales contract with a certain purchaser, Walker Times International (Hong Kong) Co., Ltd. for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of $480 per unit for total proceeds of US$4.8 million. We fulfilled 10% of the contracted orders in 2025, and the remaining deliveries are scheduled to be completed by September 2026.

We are preparing plans for the independent research and development and manufacturing of artificial intelligence robots, which will be conducted by Top KingWin Technology Inc., our U.S. subsidiary. Going forward, we will further expand our AI-related businesses. We plan to provide customized software development, technology solutions, and peripheral hardware to clients in China, focusing on fields such as intelligent manufacturing, urban construction, and healthcare industry.

Relevance to Existing Operations

We have built transferable competitive advantages through our existing business, including industry-wide channels and networks, corporate consulting experience, market research expertise, financing experience, and mergers and acquisitions experience. These advantages effectively support the Company’s entry into the artificial intelligence robot industry.

In 2025, we launched a new business segment selling AI robots. As of December 31, 2025, it recognized $480,000 in revenue from the sale of AI robots. This revenue stemmed from a contract signed on September 22, 2025, by the subsidiary, Top Kingwin Hi Tech Inc., with Walker Times International (Hong Kong) Co., Ltd., covering 10,000 units at $480 each, for total proceeds of $4.8 million. Deliveries began in October 2025. By year-end, 1,000 units had been delivered, representing 10% of the total contracted quantity. Remaining revenue will be recognized upon future delivery.

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

Identification. The first step in engagement is identifying opportunities. We identify potential clients, both entrepreneurs and businesses, through a number of channels:

●	Inbound entrepreneur and business inquiries by our existing or past clients of corporate business training and corporate consulting services, which we believe are largely due to the trust on our brand built upon our track record of serving them;

●	Formal and informal networking led by our executive management team and over 10 professionals; and

●	Industry conferences, including those hosted by us, as of December 31, 2025, more than 2,000 attendees have attended our seminars.

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

The Company has registered eight (8) copyrights. The following is a list of our approved copyrights materially essential to our business:

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

In addition, the Company has registered 123 trademarks with the following trademark names:  ,  , ,  and

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries:

D. Property, Plants and Equipment

Our headquarters and executive offices were located in Guangzhou, China and consist of approximately 1,131.44 square meters (approximately 12,178.72 square feet) of office space under a leases contract with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd, and the lease expired in October 2025.

Our Company has now leased for its office facility, located at 15N, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China, which consists of approximately 136.65 square meters. Our current lease expires on June 15, 2026.

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

In 2024, we officially launched our IT-solution related device sales business, focusing on providing enterprises with advanced hardware solutions for data collection and analysis.

In 2025, we launched our new business segment offering sales of AI robots with multi-scenario perception and interactive capabilities.

Industry Development and Product Introduction

With the large-scale commercial adoption of artificial intelligence robots in the global market, we are seizing market opportunities to develop new growth drivers for its profitability. Our business in this field is still in the initial exploratory stage. Currently, we are engaged in the procurement and resale of a desktop robot with multi-scenario perception and interactive capabilities.

Current Progress & Future Development

Top KingWin Hi Tech Inc., our U.S. subsidiary, has entered into a sales contract with a certain purchaser, Walker Times International (Hong Kong) Co., Ltd. for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of $480 per unit for total proceeds of US$4.8 million. We fulfilled 10% of the contracted orders in 2025, and the remaining deliveries are scheduled to be completed by September 2026.

We are preparing plans for the independent research and development and manufacturing of artificial intelligence robots, which will be conducted by Top KingWin Technology Inc., our U.S. subsidiary. Going forward, we will further expand our AI-related businesses. We plan to provide customized software development, technology solutions, and peripheral hardware to clients in China, focusing on fields such as intelligent manufacturing, urban construction, and healthcare industry.

Relevance to Existing Operations

We have built transferable competitive advantages through our existing business, including industry-wide channels and networks, corporate consulting experience, market research expertise, financing experience, and mergers and acquisitions experience. These advantages effectively support the Company’s entry into the artificial intelligence robot industry.

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

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The following table summarizes the results of our continuing operations during the years ended December 31, 2025 and 2024, respectively, and provides information regarding the dollar and percentage increase or decrease during such periods.

	Years ended December 31,
	2025		2024
	$	% of Revenues	$	% of Revenues
REVENUES	8,038,370	100%	3,750,352	100%
COST OF REVENUES	(7,337,991)	(91)%	(2,420,802)	(65)%
GROSS PROFIT	700,379	9%	1,329,550	35%
OPERATING EXPENSES
Selling expenses	(599,741)	(7)%	(853,476)	(23)%
General and administrative expenses	(24,344,305)	(303)%	(7,606,065)	(203)%
Total operating expenses	(24,944,046)	(310)%	(8,459,541)	(226)%
LOSS FROM OPERATIONS	(24,243,667)	(302)%	(7,129,991)	(190)%
OTHER INCOME, NET
Other income	1,576,795	20%	92,308	2%
Other expense	(1,353,845)	(17)%	(1,054,377)	(28)%
Total other (expense) income, net	222,950	3%	(962,069)	(26)%
NET LOSS BEFORE INCOME TAXES	(24,020,717)	(299)%	(8,092,060)	(216)%
Income tax expenses	-	-%	(54,531)	(1)%
NET LOSS FROM CONTINUING OPERATIONS	(24,020,717)	(299)%	(8,146,591)	(218)%
NET LOSS FROM DISCONTINUED OPERATIONS	-	-%	(532,698)	(14)%
OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	32,724	-	(48,655)	(1)%
TOTAL COMPREHENSIVE LOSS	(23,987,993)	(298)%	(8,727,944)	(233)%

Revenues

The following table presents revenues by service categories for the year ended December 31, 2025 and 2024, respectively:

	Years ended December 31,
	2025		2024		Variance
Service Category	$	% of revenues	$	% of revenues	$	%
Advisory and transaction services	122,990	2%	405,308	9%	(282,318)	(70)%
Corporate business training services	419,788	5%	1,051,870	23%	(632,082)	(60)%
Corporate consulting services from continued operations	123,800	2%	484,563	11%	(360,763)	(74)%
Revenues from sales of devices to support AI data collection and analysis	6,676,426	83%	1,561,467	35%	5,114,959	328%
Revenue from sales of robots	480,000	6%	-	-	480,000	-
Others	215,366	2%	247,144	6%	(31,778)	(13)%
Total revenues from continuing operations	8,038,370	100%	3,750,352	84%	4,288,018	114%
Total revenues from discontinued operations	-	-%	724,338	16%	(724,338)	(100)%
Total revenues	8,038,370	100%	4,474,690	100%	3,563,680	80%

Our revenues increased by 80%, or $3,563,680, from $4,474,690 in 2024 to $8,038,370 in 2025. This growth was primarily driven by a significant increase in sales of artificial intelligence, which grew by 358% compared to the prior year.

Revenues from advisory and transaction services

Revenues from advisory and transaction services declined from $405,308, or 9% of total revenues, in 2024 to $122,990, or 2% of total revenues, in 2025. This decrease was primarily attributable to the downturn in the real estate market, which has contributed to a broader economic slowdown in China. As a result, weakened market dynamics have led to a decline in demand for our advisory and transaction services.

Revenues from corporate business training services

Revenues from corporate business training services accounted for $419,788 or 5% of total revenues for the year ended December 31, 2025, compared to $1,051,870 or 23% of total revenues for the year ended December 31, 2024. This year, due to the economic downturn, businesses and individuals have become more cautious with their spending on professional training. Additionally, the rise of social media platforms such as TikTok and Xiaohongshu has accelerated knowledge sharing and facilitated the emergence of numerous personal brands. These individual influencers have created a highly competitive environment by offering online training programs at lower prices, while our business remains primarily offline, with higher operational costs and, consequently, higher pricing. These factors have contributed to a significant decline in revenue from our business training services.

Revenues from corporate consulting services

We provide consulting services to small and medium-sized enterprises to develop strategies and solutions for the following: corporate governance, leadership training, share structure consulting services, and more. The consulting services are adapted to each client’s specific needs.

Revenues from corporate consulting services from continuing operations decreased by $360,763, or 74%, from $484,563 for the year ended December 31, 2024, to $123,800 for the year ended December 31, 2025. The primary reasons are the contraction of traditional businesses. For instance, strategy, management, and operations consulting have experienced the most significant declines. On the other hand, emerging demand has failed to fill the resulting gap. Although AI consulting, data governance, and compliance consulting have achieved growth, their scale is insufficient to offset the declines in traditional businesses.

Revenues from sales of devices to support AI data collection and analysis

Revenues from sales of devices to support AI data collection and analysis accounted for $ 6,676,426 or 83% of total revenues for the year ended December 31, 2025, compared to $1,561,467 or 35% of total revenues for the year ended December 31, 2024. This year, due to the surging market demand for artificial intelligence infrastructure and data-driven decision-making, enterprises across industries have significantly increased their investment in AI-enabling hardware, data collection tools, and analytical devices. Many organizations accelerated their digital transformation and AI adoption strategies in 2025, driving robust growth in purchases of devices dedicated to AI data acquisition and analysis. Meanwhile, the Company optimized its product portfolio and strengthened its go-to-market strategy for AI-related hardware solutions, which further boosted sales volumes and corresponding revenue from this product line.

Revenues from Sales of Robots

For the fiscal year ended December 31, 2025, approximately 6% of our total revenues, amounting to $480,000, was generated from our robots sales business. This segment focuses on multi-scenario perceptual interaction AI robots.

In 2025, we launched a new business segment selling AI robots. As of December 31, 2025, it recognized $480,000 in revenue from the sale of AI robots. This revenue stemmed from a contract signed on September 22, 2025, by the subsidiary, Top Kingwin Hi Tech Inc., with Walker Times International (Hong Kong) Co., Ltd., covering 10,000 units at $480 each, for total proceeds of $4.8 million. Deliveries began in October 2025. By year-end, 1,000 units had been delivered, representing 10% of the total contracted quantity. Remaining revenue will be recognized upon future delivery.

Revenues from others

Revenue from others is mainly derived from some incidental revenue. Others decreased by $31,778 or 13% from $247,144 for the year ended December 31, 2024 to $215,366 for the year ended December 31, 2025.

Cost of revenues

The following table presents cost of revenue by service categories for the years ended December 31, 2025 and 2024, respectively:

	Years ended December 31,
	2025		2024		Variance
Service Category	$	% of cost	$	% of cost	$	%
Advisory and transaction services *	-	0%	-	-%	-	N/A %
Corporate business training services	234,609	3%	500,140	16%	(265,531)	(53)%
Corporate consulting services	37,707	1%	303,700	10%	(265,993)	(88)%
Cost of goods sold from sales of devices to support AI data collection and analysis	6,651,963	91%	1,555,730	48%	5,096,233	328%
Cost of goods sold from sales of robots	380,000	5%	-	-	380,000	-
Others *	33,712	-%	61,232	2%	(27,520)	(45)%
Total costs from continuing operations	7,337,991	100%	2,420,802	76%	4,917,189	203%
Total costs from discontinuing operations	-	-%	752,831	24%	(752,831)	(100)%
Total cost	7,337,991	100%	3,173,633	100%	4,164,358	131%

*	Revenues from advisory and transaction and other services are recognized on net basis.

Our service costs primarily include (1) referral fees paid to referral and marketing service companies for the recommendation of potential clients, (2) service fees paid to service providers for report editing, due diligence and, (3) commission fees of service personnel paid to third parties and the Company’s staff.

Cost of revenues for the year ended December 31, 2025 was $7,337,991, an increase of $4,164,358, or 131%, from $3,173,633 for the year ended December 31, 2024. The increase in cost of revenue was in line with the increase in cost of revenues from sales of AI related devices.

The following table shows different categories of services we provided for the year ended December 31, 2025 in USD:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	sales of devices to support AI data collection and analysis	Revenue from sales of robots	Others	Total
Revenue	122,990	419,788	123,800	6,676,426	480,000	215,366	8,038,370
% of revenue	2%	5%	2%	83%	6%	2%	100%
Cost of revenue	-	234,609	37,707	6,651,963	380,000	33,712	7,337,991
% of cost	-%	3%	1%	91%	5%	-%	100%
Gross profit	122,990	185,179	86,093	24,463	100,000	181,654	700,379
Gross margin	100%	44%	70%	-%	21%	84%	9%

The following table shows different categories of services we provided for the year ended December 31, 2024 in USD, including continuing and discontinued operations:

Service category	Advisory and transaction services	Corporate business training services	Corporate consulting services	sales of devices to support AI data collection and analysis	Revenue from sales of robots	Others	Total
Revenue	405,308	1,051,870	1,208,901	1,561,467	-	247,144	4,474,690
% of revenue	9%	23%	27%	35%	-	6%	100%
Cost of revenue	-	500,140	1,056,531	1,555,730	-	61,232	3,173,633
% of cost	-%	16%	34%	48%	-	2%	100%
Gross profit	405,308	551,730	152,370	5,737	-	185,912	1,301,057
Gross margin	100%	52%	13%	-%	-	75%	29%

Our gross profit from continuing operations was $700,379, with gross margins of 9% and 29% for the years ended December 31, 2025 and 2024, respectively. The overall gross profit margin decreased by 20 percentage points, which was driven the reduction in revenue generated from corporate business training services and advisory and transaction services.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2025 and 2024:

	Years ended December 31,				Change
	2025	%	2024	%	Amount	%
Selling expenses	$599,741	2%	$853,476	9%	$(253,735)	(30)%
General and administrative expenses	24,344,305	98%	7,606,065	87%	16,738,240	220%
Total operating expenses from continuing operations	24,944,046	100%	8,459,541	96%	16,484,505	195%
Total operating expenses from discontinued operations	-	-%	326,716	4%	(326,716)	(100)%
Total operating expenses	$24,944,046	100%	$8,786,257	100%	$16,157,789	184%

Selling expenses

	Years ended December 31,
	2025	2024	Variance
	$	$	$	%
Salary and welfare	177,327	455,891	(278,564)	(61)%
Conference fee	381,027	283,132	97,895	35%
Travel and transportation	34,540	17,030	17,510	103%
Entertainment	5,686	18,273	(12,587)	(69)%
Others	1,161	79,150	(77,989)	(99)%
Total selling expenses from continuing operations	599,741	853,476	(253,735)	(30)%
Total selling expenses from discontinued operations	-	61,243	(61,243)	(100)%
Total selling expenses	599,741	914,719	(314,978)	(34)%

Our selling expenses decreased by $314,978, or 34%, from $914,719 for the year ended December 31, 2024, to $599,741 for the year ended December 31, 2025. This decline was primarily driven by strategic adjustments to our personnel structure, including the implementation of a workforce reduction plan. As a result, total salaries related to sales personnel decreased from $455,891 in 2024 to $177,327 in 2025, representing a reduction of $278,564 or 61%. Moving forward, we will continue to optimize selling expenses to improve overall efficiency.

General and administrative expenses

	Years ended December 31,
	2025	2024	Variance
	$	$	$	%
Salary and welfare	710,831	1,188,399	(477,568)	(40)%
Rental and property management fee	379,837	281,565	98,272	35%
Legal and professional fees	1,161,875	1,169,413	(7,538)	(1)%
Office expense	16,169	49,029	(32,860)	(67)%
Depreciation and amortization	84,241	90,629	(6,388)	(7)%
Loss from impairment of Goodwill	-	2,973,850	(2,973,850)	(100)%
Share-based compensation expenses	3,381,800	1,773,300	1,608,500	91%
Provision for doubtful accounts	18,579,941	55,966	18,523,975	33,099%
Others	29,611	23,914	5,697	24%
Total general and administrative expenses from continuing operations	24,344,305	7,606,065	16,738,240	220%
Total general and administrative expenses from discontinued operations	-	265,473	(265,473)	(100)%
Total general and administrative expenses	24,344,305	7,871,538	16,472,767	209%

Our general and administrative expenses increased by $16,472,767, or 209%, from $7,871,538 for the year ended December 31, 2024, to $24,344,305 for the year ended December 31, 2025. This significant increase was primarily driven by several key factors.

First, we recorded a substantial provision for advances to suppliers of $18,579,941 in 2025, which was not accrued in the prior year. This provision was recognized to address rising credit risk and delayed deliveries by suppliers amid ongoing industry headwinds and macroeconomic uncertainty. Concurrently, we strengthened our management of advances to suppliers and performed a comprehensive impairment assessment on outstanding balances.

Second, our share-based compensation expenses rose sharply by $1,608,500, or 91%, from $1,773,300 in 2024 to $3,381,800 in 2025. This increase was mainly due to the expansion of our equity incentive plan, including the grant of new stock options and restricted stock units to core employees and management, to retain key talent and align their interests with long-term shareholder value creation.

Third, our rental and property management fee increased by $98,272, or 35%, from $281,565 in 2024 to $379,837 in 2025, primarily attributable to the expansion of our office space to support business growth and the renewal of lease agreements at adjusted market rates.

Partially offsetting these increases were significant cost reduction initiatives across multiple operating expense categories. Our salary and welfare expenses decreased by $477,568, or 40%, from $1,188,399 in 2024 to $710,831 in 2025, driven by workforce optimization and operational efficiency improvements. Office expenses fell by $32,860, or 67%, from $49,029 to $16,169. Additionally, the 2024 goodwill impairment loss of $2,973,850 and discontinued operations expenses of $265,473 were not incurred in 2025, further mitigating the overall expense growth.

Overall, while certain strategic and regulatory costs led to a substantial increase in general and administrative expenses, we remain committed to optimizing our cost structure and improving operational efficiency to support long-term business growth.

Other income and expenses

Total net other income were $222,950 for the year ended December 31, 2025, compared to net other expenses of $962,069 for the year ended December 31, 2024. This change was primarily due to foreign exchange gain of $1,569,106.

Income tax expense

BVI

We are not subject to any income tax in the BVI.

Hong Kong

We are not subject to any income tax in Hong Kong.

PRC

We are not subject to any income tax in PRC for the year ended December 31, 2025. Our income tax expense including those from continuing and discontinued operations, were $54,531 for the year ended December 31, 2024.

Net Loss

As a result of the foregoing, we reported a net loss of $24,020,717 for the year ended December 31, 2025, compared to a net loss of $8,679,289 in 2024.

B. Liquidity and Capital Resources

As of December 31, 2025, our cash and restricted cash amounted to $13,085,466, compared to $2,814,010 as of December 31, 2024.

We believe that our working capital is at a positive position and sufficient to meet our operation requirement in the next 12 months from the financial statements’ issuance date. It is mainly contributed from (1) our current position of cash, (2) cash flows provided by financial activities.

A majority of our revenues were derived in China, and a majority of our operations are conducted in China through our PRC subsidiaries. As of December 31, 2025, 2% of our cash was held in China to meet the needs of our daily operations, and the remaining 98% of our cash was held overseas.

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

Cash Flows for the Years Ended December 31, 2025, compared to the Year Ended December 31, 2024

The following table summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Years ended
	December 31,
	2025	2024
Net cash used in operating activities from continuing operations	$(1,296,079)	$(39,442,217)
Net cash provided by operating activities from discontinued operations	-	61,004
Net cash used in operating activities from discontinued operations	(1,296,079)	(39,381,213)

Net cash provided by investing activities from continuing operations	469,913	335,120
Net cash provided by investing activities	469,913	335,120

Net cash provided by financing activities from continuing operations	11,970,851	37,272,453
Net cash provided by financing activities	11,970,851	37,272,453

Effect of exchange rate change on cash and cash equivalents, and restricted cash from continuing operations	(873,229)	(61,330)
Effect of exchange rate change on cash and cash equivalents, and restricted cash	(873,229)	(61,330)

Net increase (decrease) in cash and restricted cash	$10,271,456	$(1,834,970)

Operating Activities

Continuing operations

Net cash used in operating activities from continuing operations was $1,296,079 for the year ended December 31, 2025, compared to $39,442,217 for the year ended December 31, 2024. The decrease in net cash outflow for 2025 was primarily attributable to the fact that no significant prepayments were disbursed in the current year.

Investing Activities

Net cash provided by investing activities was $469,913 for the year ended December 31, 2025, compared to $335,120 used in investing activities for the year ended December 31, 2024. The net cash provided in 2025 was primarily attributable to the collection of $479,965 in proceeds related to the disposal of a subsidiary in 2024.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025, was $11,970,851, compared to $37,272,453 provided by financing activities for the year ended December 31, 2024. The net cash provided in 2025 was primarily due to the successful additional offerings amounting to $11,500,000 and net proceeds from the issuance of convertible notes totaling $797,460.

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

Recent Developments

Entry into a sales agreement

On September 22, 2025, Top Kingwin Hi Tech Inc., a subsidiary of the Company entered into a sales contract with Walker Times International (Hong Kong) Co., Ltd. for sale of an aggregate of 10,000 units of its TK-D2C AI Robots to the Purchaser at a price of S480 per unit for a total proceeds of US$4.8 million. The robots are to be delivered in batches through October 2025 to September 2026. As of December 31, 2025, delivery of 100 robots has been completed, accounting for 10% of the total contracted quantity.

Reverse Share Splits

The Company effected a reverse share split of its Class A ordinary shares at a ratio of 1-for-25, which became effective on May 5, 2025, following shareholder approval on April 22, 2025. As a result of this reverse share split, the number of issued and outstanding shares was reduced from approximately 180 million to approximately 7.2 million. In connection with the reverse share split, the par value of the Company’s Class A ordinary shares was proportionately increased from US$0.0001 per share to US$0.0025 per share.

The Company effected a second reverse share split of its Class A ordinary shares at a ratio of 1-for-25, which became effective on September 8, 2025, following shareholder approval on August 14, 2025. As a result of this reverse share split, the number of issued and outstanding shares was reduced from approximately 47 million to approximately 1.9 million. In connection with the reverse share split, the par value of the Company’s Class A ordinary shares was proportionately increased from US$0.0025 per share to US$0.0625 per share.

Nasdaq Compliance

In November 2024, the Company received a notification letter from Nasdaq indicating that it was not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), as the closing bid price of its Class A ordinary shares had remained below $1.00 per share for 30 consecutive business days. The Company was provided a 180-day compliance period to regain compliance and subsequently regained compliance with the minimum bid price requirement in May 2025 following the effectiveness of a reverse share split in May 2025.

On August 18, 2025, the Company received a notification from Nasdaq that it was again not in compliance with the minimum bid price requirement. Due to the Company’s prior reverse share split within the preceding one-year period, the Company was not eligible for an additional compliance period, and Nasdaq issued a delisting determination. The Company timely requested a hearing before the Nasdaq Hearings Panel to appeal the delisting determination, which stayed the suspension of trading of its Class A ordinary shares pending the outcome of the hearing. The Company subsequently effected a reverse share split in September 2025, and on October 7, 2025, Nasdaq notified the Company that it had regained compliance with the minimum bid price requirement and determined to subject the Company to a one-year Mandatory Panel Monitor pursuant to Listing Rule 5815(d)(4)(B). During this monitoring period, any subsequent failure to comply with the minimum bid price requirement may result in the issuance of a delisting determination without an additional compliance period.

Registered Direct Offering

On June 23, 2025, the Company entered into a securities purchase agreement with certain non-U.S. investors pursuant to which it agreed to sell an aggregate of 3,500,000 Class A ordinary shares, par value US$0.0025 per share, at a purchase price of US$0.4343 per share, for gross proceeds of approximately US$1.5 million. The offering closed on June 26, 2025. The Company intended to use the net proceeds for working capital and general corporate purposes.

On July 7, 2025, the Company and the investors entered into a termination agreement pursuant to which the parties agreed to unwind the transaction and terminate the securities purchase agreement in its entirety. In connection with the termination, all shares issued to the investors were repurchased by the Company and cancelled, and the Company refunded the full purchase price to the investors. The termination agreement included mutual releases and provided that neither party admitted any liability or wrongdoing.

Private Placement

On August 1, 2025, the Company entered into a securities purchase agreement with certain non-U.S. investors pursuant to which it agreed to sell an aggregate of 26,136,363 Class A ordinary shares, par value US$0.0025 per share, at a purchase price of US$0.44 per share, for gross proceeds of approximately US$11.5 million. The offering closed on August 5, 2025. The Company intends to use the net proceeds for working capital and general corporate purposes.

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

Name	Age	Position(s)
Ruilin Xu	35	Chief Executive Officer, Chairman of the Board of Directors, and Director
Jie Yang	43	Chief Financial Officer
Dongliang Mao	46	Director
Zhanlin Liao (1)(4)	38	Independent Director
Yibing Li (2)	44	Independent Director
Yanna Li (3)	39	Independent Director

(1)	Chair of the Audit Committee.

(2)	Chair of the Compensation Committee.

(3)	Chair of the Nominating and Corporate Governance Committee.

(4)	Audit Committee financial expert.

Ruilin Xu has been serving as our Director since February 16, 2022, and Chief Executive Officer and Chairman of the board of directors since August 22, 2022. He has approximately ten years of experience in training, consulting and advisory industry. Mr. Xu founded and has been serving as Chief Executive Officer for our operating subsidiary, Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd., since October 2018. From August 2020, he has been serving as a Director of Chengdu Red Eagle Equity Investment Fund Management Co., Ltd., focusing on private placement, mergers and acquisitions and investment in National Equities Exchange and Quotations and Beijing Stock Exchange. Mr. Xu founded and has been serving as Deputy General Manager of Guangzhou Tiancheng Capital Management Group Co., Ltd., a company specialized in venture capital financing, in July 2019, and served as Deputy General Manager until September 30, 2021. From December 2012 to February 2019, Mr. Xu served as the Chief Executive Officer and Chief Instructor of Chengdu Chengbang Enterprise Management Consulting Co., Ltd., the main business of which is enterprise management consulting and it has provided consulting services for hundreds of small and medium-sized enterprises in China. Mr. Xu holds a bachelor’s degree with a major in business administration from Apollos University, USA and a master’s degree in international business from EU Business School, Switzerland.

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

B. Compensation

Executive Compensation

For the fiscal years ended December 31, 2024 and 2025, we paid an aggregate of USD 123,434 and USD80,248 , respectively, which is the total amount of base salary plus bonus, in cash to our CEO and CFO. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our PRC subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance unemployment insurance, pension benefits and housing provident fund.

Employment Agreements

We entered into one-year employment agreements with Ruilin Xu as CEO on August 22, 2022, and Jie Yang as CFO on August 19, 2024. On June 17, 2025, we amended their respective employment agreements, pursuant to which we agreed to pay to our CEO and CFO a monthly remuneration of $30,000 payable in the Company’s Class B Ordinary Shares and $10,000 payable in the Company’s Class A Ordinary Shares respectively, retroactively effective from October 2024. Each of the employment agreement will be renewed automatically for additional one (1) year terms if neither the Company nor the executive officer provides a notice of termination of the employment to the other party within thirty (30) days prior to the expiration of the applicable term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the convictions or pleads guilty to certain criminal offenses, gross negligence, dishonesty, willful misconducts or willful disobedience of a lawful directive of the board. We may also terminate the employment without cause, at any time, upon thirty (30) days’ prior written notice to the executive officers. An executive officer may terminate his or her employment at any time with a thirty (30) days’ written notice for certain good reasons. Each executive has agreed at all times during the term of the employment and after its termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without written consent of the Company, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for twelve (12) months following termination of the employment. In addition, the executive officers are also eligible for cash bonus and equity incentives, as determined by the board.

Director Compensation

Mr. Dongliang Mao receives a monthly compensation of $5,000 in equivalent stock for his services as a director of the Board, retroactively effective from October 2024. Mr. Zhanlin Liao receives a monthly compensation of $10,000 in equivalent stock for his services as a director of the Board, retroactively effective from October 2024. Ms. Yanna Li will receive a monthly compensation of $8,000 or equivalent stock for her services as a director of the Board, pursuant to the offer letter between Ms. Li and the Company, and Mr. Yibing Li will receive a monthly compensation of $10,000 or equivalent stock for his services as a director of the Board, pursuant to the offer letter between Mr. Li and the Company.

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

Top Kingwin Ltd 2024 & 2025 Equity Incentive Plan

The Top Kingwin Ltd 2024 Equity Incentive Plan (the “2024 Plan”) was approved and adopted by the Company on February 22, 2024. The Company’s 2025 Equity Incentive Plan (the “2025 Plan”, together with the 2024 Plan, the “Equity Incentive Plans”) was approved by the Company on April 22, 2025. The purpose of the Equity Incentive Plans is to promote the long-term success of the Company and the creation of shareholder value by (a) encouraging Employees, Directors and Consultants to focus on the Company’s performance, (b) encouraging the attraction and retention of Employees, Directors and Consultants with exceptional qualifications, and (c) providing incentives that align the interests of Employees, Directors and Consultants with those of the shareholder of the Company. The Equity Incentive Plans permit the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Shares, Restricted Share Units, Share Appreciation Rights, Performance Units, and Performance Shares as the Administrator may determine. Capitalized terms used but not defined herein have the meanings ascribed to them in the Equity Incentive Plans.

In April 2024, the Company issued an aggregate of 3,000,000 class A ordinary shares, par value of $0.0001 per share, to its 11 employees under the 2024 Plan.

In August 2025, the Company issued an aggregate of 1,081,267 class A ordinary shares, par value of $0.0025 per share, and an aggregate of 22,721 class B ordinary shares, par value of $0.0025 per share, to its employees under the 2025 Plan.

Plan Administration

The Compensation Committee has full power and authority, in its sole discretion, to administer, implement and carry out the Equity Incentive Plans, including, without limitation, (i) selecting grantees from the individuals eligible to receive Awards, the time when Awards will be granted, the number of Awards and the number of Ordinary Shares by each Award; (ii) determining the terms and conditions of each Award grant; (iii) approving the forms of agreement for use under the Equity Incentive Plans; (iv) establishing, adopting, or revising any rules and regulations to administer the Equity Incentive Plan; and (v) taking any and all other action as it deems necessary or advisable for the operation or administration of the Equity Incentive Plan and the Awards thereunder.

Eligibility

Subject to the conditions set forth in the Equity Incentive Plans, any person, including employees, directors or consultants employed by the Company or any of its subsidiaries who are in positions of substantial responsibility and whose contributions are important to the successful conduct of the Company’s business are eligible to be granted Awards.

Options

The grant of share options is to be at an exercise price not less than Fair Market Valie of the Ordinary Share subject to the option on the date the option is granted and the par value of the Ordinary Share. However, the exercise price of any share option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant. The options may vest based on performance or other criteria and, at any time after the grant of an option, the Compensation Committee may, in its sole discretion, accelerate the vesting of such option. Repricing of share options is prohibited without the approval of shareholders. As the date of this Annual Report, no shares option was granted under the Equity Incentive Plans.

Restricted Share

The Compensation Committee is authorized to grant shares subject to various restrictions, including restrictions concerning voting rights and transferability, and such restrictions may lapse separately or in combination at such times and pursuant to such circumstances or based on such criteria as selected by the Compensation Committee. Subject to the conditions set forth in the Equity Incentive Plan, upon issuance of restricted stock, the holder shall have, unless otherwise provided by the Compensation Committee, all the rights of a shareholder with respect to said shares, subject to the restrictions in each individual award agreement, including the right to receive all dividends and other distributions paid or made with respect to the shares; provided, however, that, in the sole discretion of the Compensation Committee, any extraordinary or special dividends or distributions with respect to the shares shall be subject to the restrictions set forth in the Equity Incentive Plans.

Non-transferability

Awards granted under our Share Incentive Plan are generally not transferable during the lifetime of the award holder.

Amendment and Termination of the Equity Incentive Plans

The Compensation Committee or the Board of Directors of the Company may, at any time terminate, and from time to time may amend or modify the Equity Incentive Plan; provided, however, that no amendment or modification may become effective without approval of the amendment or modification by the shareholders of the Company if (a) shareholder approval is required to enable the Equity Incentive Plan to satisfy any applicable statutory or regulatory requirements. No amendment, modification or termination of the Equity Incentive Plans shall in any manner adversely affect any Awards theretofore granted under the Equity Incentive Plan without the consent of the holders or the permitted transferee(s) of such Awards, subject always to applicable laws. No Awards may be granted or awarded during any period of suspension or after termination of the Equity Incentive Plans.

Board Diversity Matrix

Board Diversity Matrix (As of Dec 31, 2025)
Country of Principal Executive Offices	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	3	0	0

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

As of the date of this Annual Report, we have a total of 21 full-time employees, of which four are in sales and marketing, two in client services, three in procurement, four in the finance department, one in IT engineering and seven in general administration.

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

The percentage of beneficial ownership owned is based on 2,298,365 Class A Ordinary Shares and 58,861 Class B Ordinary Shares as of the date of this report.

	Class A Ordinary Shares		Class B Ordinary shares
Name and Address of Beneficial Owner	Shares	% of Total Voting Power*	Shares	% of Total Voting Power*
Directors and Executive Officers
Ruilin Xu (1)	768	0.02%	58,861	50.60%
Jie Yang	17,601	0.38%	-	-%
Dongliang Mao (2)	8,955	0.19%	-	-%
Zhanlin Liao	17,601	0.38%	-	-%
Yibing Li	17,601	0.38%	-	-%
Yanna Li	14,080	0.30%	-	-%
All directors and executive officers as a group (three persons)	49,282	0.02%	58,861	50.60%
5% Beneficial Owners
Ruilin Xu	768	0.02%	58,861	50.60%

*	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our charter, each Class A Ordinary Shares entitles to 1 vote and each Class B Ordinary Share entitles to 40 votes.

(1)	Includes 768 Class A Ordinary Shares and 6,060 Class B Ordinary Shares held by Xu Ruilin Capital CO., Ltd (“Xu Ruilin Capital”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Ruilin Xu. The address of Xu Ruilin Capital is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Xu Ruilin Capital is Mr. Xu.

(2)	Includes 154 Class A Ordinary Shares held by Mao Dongliang Holding CO., Ltd (“Mao Dongliang Holding”), which is a limited liability company incorporated under the British Virgin Islands laws and wholly owned by Mr. Mao Dongliang. The address of Mao Dongliang Holding is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The person having voting, dispositive or investment powers over Mao Dongliang Holding is Mr. Mao.

As of the date of this Annual Report, there were 42 holders of record entered in our Class A ordinary share register and 1 holder of record entered in our Class B ordinary share register. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

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

Material Transactions with Related Parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2024 and 2025 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2025, Mr. Ruilin Xu still holds 37.66% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Dongliang Mao	The Company’s director, paid certain professional fees on behalf of the Company.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2024 and 2025

	December 31, 2025	December 31, 2024
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$7,793	$17,673
Subtotal	7,793	17,673
Less: Total accounts payable-related party from discontinued operations	-	-
Total accounts payable-related party	$7,793	$17,6733

Due from related parties *
Shenzhen CIC Consulting Co., Ltd.	$-	$217,651
Shenzhen Zhongtou Shunshi Investment Management Co.	-	113,801
Shenzhen Zhongtou Big Data Technology Co.	-	25,441
Shenzhen Zhongtou Industrial Treasure Network Co.	-	40,086
Mr. Zhiliang Hu	-	11,646
Subtotal	-	408,625
Less: Total due from related parties from discontinued operations	-	408,625
Total due from related parties	$-	$-

Due to related parties *
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$30,173	$28,907
Infinity worldwide holding ltd	120,674	120,674
Guangzhou Tiancheng Capital Management Group Co., Ltd.	71,499	68,500
Mr. Zhiliang Hu	-	616
Subtotal	222,346	218,697
Less: Total due to related parties from discontinued operations	-	616
Total due to related parties	$222,346	$218,081

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2025, 2024 and 2023

Name of related parties	December 31, 2025	December 31, 2024	December 31, 2023
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$26,251	$134,138	$612,863
Total revenues	26,251	$134,138	$612,863

Cost of revenues from continuing operations
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$-	$50,908	$147,298
Total cost of revenues from continuing operations	$-	$50,908	$147,298
Cost of revenues from discontinued operations
Shenzhen Zhongtou Industrial Economic Consulting Co., Ltd.	$-	$104,880	$-
Shenzhen Zhongtou Industry Research Institute Co., Ltd.	-	207,575	-
Shenzhen Zhongtou Business Consulting Co., Ltd.	-	440,376	-
Total cost of revenues from discontinued operations	-	752,831	-

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.

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

B. Memorandum and Articles of Association

The information required by Item 10.B of Form 20-F is included in the section titled “Description of Share Capital” in our Registration Statement, which section is incorporated herein by reference. Our Third Amended and Restated Memorandum and Articles of Association was filed as Exhibit 3.1 to the Registration Statement on Form S-8 filed on January 23, 2026 and are hereby incorporated by reference into this Annual Report.

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

On June 23, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. investors (the “Purchasers”) pursuant to which the Company agreed to sell 3,500,000 of its class A ordinary shares in a registered direct offering at a price of $0.4343 per share, for gross proceeds of approximately $1.5 million (the “June 2025 Offering”). The Company intended to use the net proceeds for working capital and general corporate purposes. The offering closed on June 26, 2025.

On July 7, 2025, the Company and the Purchasers entered into a Termination Agreement and Release (the “Termination Agreement”), pursuant to which the parties agreed to unwind the June 2025 Offering and terminate the corresponding securities purchase agreement in its entirety. Under the terms of the Termination Agreement, (1) all of the shares of the Company issued to the Purchasers shall be returned to the Company by way of the Company repurchasing such Shares in accordance with its articles of association and holding such purchased shares as treasury shares and canceled in accordance with applicable law; and (2) the Company will pay to each Purchaser the full amount of the purchase price paid by such Purchaser under the SPA following the repurchase of such shares. The Termination Agreement includes mutual releases and provides that neither party admits any liability or wrongdoing.

On August 1, 2025, the Company entered into certain securities purchase agreement with certain non-U.S. investors pursuant to which the Company agreed to sell 26,136,363 of its class A ordinary shares, par value of $0.0025 each, for gross proceeds of approximately $11.5 million, at a price of $0.44 per share. The Company intended to use the net proceeds for working capital and general corporate purposes. This offering closed on August 5, 2025.

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

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. The RMB depreciated by 0.3% in fiscal year 2025, depreciated by 2.8% in fiscal year 2024 and depreciated by 4.5% in fiscal year 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

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

Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2025, substantially all of the Company’s cash was held at Erasl Bank, which is licensed to operate by the Saudi Central Bank, and which management believes is of medium credit quality.

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

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures as of December 31, 2025 were not effective at the reasonable assurance level due to the material weakness described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. The assessment was based on criteria established in the framework Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2025, our internal control over financial reporting was not effective due to the existence of the following significant deficiencies and material weaknesses: (i) inadequate segregation of duties for certain key functions due to limited staff and resources; (ii) lack of documented policies and controls (including IT controls and cybersecurity framework) which enable management and other personnel to understand and carry out their internal control responsibilities; (iii) lack of a formal internal audit function to establish a formal risk assessment process and internal control framework; and (iv) lack of accounting staff and resources with appropriate knowledge of generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting and compliance requirements.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective on December 28, 2025, Tang Qian & Associates, PLLC (PCAOB ID: 7080)(“Tang Qian & Associates”) resigned from its position as the independent registered public accounting firm for the Company. Upon the approval of the board of directors, the Company appointed Li CPA LLC (PCAOB ID: 7093) (“Li CPA”) to serve as its independent registered public accounting firm for the year ended December 31, 2025

The following table represents the approximate aggregate fees for services rendered for the periods indicated:

	December 31, 2024	December 31, 2025
	USD	USD
Audit Fees	$180,000	$180,000
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$180,000	$180,000

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 11, 2023, the Company, upon the approval of the board of directors of the Company (the “Board”) Board of the Company and the audit committee of the Board (the “Audit Committee”), dismissed Marcum Asia CPAs LLP, the former independent registered public accounting firm of the Company and appointed Onestop Assurance PAC (“Onestop”) (PCAOB ID: 6732) to serve as its independent registered public accounting firm for the year ended December 31, 2023.

On September 25, 2024, the Company, upon the approval of the Board of the Company and the audit committee of the Board, dismissed Onestop, the former independent registered public accounting firm of the Company and appointed Tang Qian & Associates to serve as its independent registered public accounting firm for the year ended December 31, 2024.

Effective on December 28, 2025, Tang Qian & Associates resigned from its position as the independent registered public accounting firm for the Company. Upon the approval of the board of directors, the Company appointed Li CPA LLC (PCAOB ID: 7093) (“Li CPA”) to serve as its independent registered public accounting firm for the year ended December 31, 2025

Tang Qian & Associates’ reports on the Company’s financial statements for the fiscal year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Tang Qian & Associates on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Tang Qian & Associates, would have caused Tang Qian & Associates to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Tang Qian & Associates with a copy of the above disclosure and requested that Tang Qian & Associates furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Li CPA, neither the Company, nor someone on behalf of the Company, has consulted Li CPA regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Li CPA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

On May 12, 2023, we adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us. Our insider trading policy is filed as Exhibit 11.2 to the Form 20-F for the fiscal year ended December 31, 2023.

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

As of the date of this Annual Report, we have not experienced cybersecurity incidents during the year ended December 31, 2025, that resulted in an interruption to our operations, known losses of any critical data or otherwise had a material impact on our strategy, financial condition or results of operations. However, the scope and impact of any future incident cannot be predicted. For more information regarding the risks the Company faces from cybersecurity threats, see “Item 3D. Risk Factors––Risks Related to Our Business and Industry––We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.”

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of Top KingWin Ltd, and its subsidiaries are included at the end of this Annual Report, beginning with page F-1.

Item 19. EXHIBITS

EXHIBIT INDEX

1.1	Amended and Restated Memorandum of Association of Top KingWin Ltd, dated July 23, 2022 (Previously filed; incorporated by reference to Exhibit 3.2.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) filed with the Securities and Exchange Commission on March 22, 2023)
1.2	Second Amended and Restated Memorandum of Association of Top KingWin Ltd, effective from May 5, 2025 (Previously filed; incorporated by reference to Exhibit 3.1 filed with the Registration Statement on Form S-8 (File No. 333-28952) filed with the Securities and Exchange Commission on August 12, 2025)
1.3	Third Amended and Restated Memorandum of Association of Top KingWin Ltd, effective from August 14, 2025 (Previously filed; incorporated by reference to Exhibit 3.1 filed with the Registration Statement on Form S-8 (File No. 333- 292913) filed with the Securities and Exchange Commission on January 23, 2026)
2.1	Registrant’s Specimen Certificate for Class A Ordinary Shares (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
2.2	Description of Securities (Previously filed; incorporated by reference to Exhibit 2.2 filed with the Form 20-F (File No. 001-41672) on April 30, 2024)
4.1	Employment Agreement between Top KingWin Ltd and its CEO Ruilin Xu, dated August 22, 2022 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
4.2	Employment Agreement between Top KingWin Ltd and its CFO, Jie Yang, dated August 19, 2024 (Previously filed; incorporated by reference to Exhibit 10.1 filed with the Form 6-K on August 20, 2024)
4.3	Director Offer Letter, dated October 11, 2024, by and between Mr. Yibing Li and the Company (Previously filed; incorporated by reference to Exhibit 4.1 filed with the Form 6-K on October 11, 2024)
4.4	Director Offer Letter, dated October 11, 2024, by and between Ms. Yanna Li and the Company (Previously filed; incorporated by reference to Exhibit 4.2 filed with the Form 6-K on October 11, 2024)
4.5*	Amended Director Offer Letter, dated May 31, 2025, by and between Dongliang Mao and the Company
4.6*	Amended Director Offer Letter, dated May 31, 2025, by and between Zhanlin Liao and the Company
4.7	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on November 26, 2024)
4.8	Form of the Note (Previously filed; incorporated by reference to Exhibit 99.2 filed with the Form 6-K on November 26, 2024)
4.9	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on February 19, 2025)
4.10	Form of the Note (Previously filed; incorporated by reference to Exhibit 99.2 filed with the Form 6-K on February 19, 2025)
4.11	Form of the Leak Out Agreement (Previously filed; incorporated by reference to Exhibit 99.3 filed with the Form 6-K on February 19, 2025)
4.12	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on July 2, 2025)
4.13	Form of the Termination Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on July 7, 2025)

4.14	Form of the Securities Purchase Agreement (Previously filed; incorporated by reference to Exhibit 99.1 filed with the Form 6-K on August 7, 2025)
8.1*	Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (Previously filed; incorporated by reference to Exhibit 14.1 filed with the Registration Statement on Form F-1 (File No. 333- 269290) on March 22, 2023)
11.2	Insider Trading Policy (Previously filed; incorporated by reference to Exhibit 11.2 filed with the Form 20-F (File No. 001-41672) on April 30, 2024).
12.1*	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
12.2*	Certification of Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934.
13.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350.
13.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350.
15.1*	Consent of Li CPA LLC, independent auditor
15.2*	Consent of Tang Qian & Associate, PLLC, independent auditor
16.1	Letter from Tang Qian & Associate, PLLC to the U.S. Securities Exchange Commission, dated January 12, 2026 (Previously file; incorporated by reference to the Exhibit 16.1 filed with the Form 6-K furnished on January 12, 2026)
99.7	Clawback Policy (Previously file; incorporated by reference to the Exhibit 99.7 filed with the Form 20-F (File No. 001-41672) on April 30, 2024)
101.INS*	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Top KingWin Ltd

By:	/s/ Ruilin Xu
Name:	Ruilin Xu
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	April 8, 2026

TOP KINGWIN LTD

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of Top KingWin Ltd:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Top KingWin Ltd (the “Company”) as of December 31, 2025, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ LI CPA LLC

We have served as the Company’s auditor since 2025.

Aurora Colorado

April 8, 2026

PCAOB ID Number 7093

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

Flower Mound, United States

April 17, 2025

PCAOB ID Number 7080

TOP KINGWIN LTD

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND 2024

(In USD)

	2025	2024
ASSETS
CURRENT ASSETS
Cash	$13,085,466	$2,814,010
Accounts receivable, net	766,327	465,867
Accounts receivable, related parties	-	54,800
Prepayments	19,243,486	36,831,913
Other receivables	142,159	586,155
Total current assets	33,237,438	40,752,745

NON-CURRENT ASSETS
Property and equipment, net	27,563	137,606
Intangible assets, net	57,968	63,333
Operating lease right-of-use assets	-	564,808
Other non-current assets	-	59,037
Total non-current assets	85,531	824,784

TOTAL ASSETS	$33,322,969	$41,577,529

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$802,919	$564,466
Accounts payable-related parties	7,793	17,673
Operating lease liabilities - current	-	284,100
Advance from clients	432,375	489,523
Due to related parties	222,346	218,081
Taxes payable	11,346	14,658
Bonds Payable-short term	-	2,025,440
Accruals and other payables	1,516,096	1,979,109
Total current liabilities	2,992,875	5,593,050

Operating lease liabilities - non-current	-	282,454
Total non-current liabilities	-	282,454

TOTAL LIABILITIES	2,992,875	5,875,504

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A ordinary shares, $0.0625 par value, 400,000,000 shares authorized, 2,298,365 and 286,697 shares issued and outstanding as of December 31, 2025 and December 31, 2024	$143,648	$17,918
Class B ordinary shares, $0.0625 par value, 100,000,000 shares authorized, 58,861 and 6,060 shares issued and outstanding as of December 31, 2025 and December 31, 2024	3,679	379
Additional paid-in capital	63,770,261	45,283,229
Statutory reserve	282,545	282,545
Accumulated deficits	(33,628,317)	(9,607,600)
Accumulated other comprehensive loss	(241,722)	(274,446)
Total shareholders’ equity	30,330,094	35,702,025

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,322,969	$41,577,529

The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In USD)

	2025	2024	2023
REVENUES
-- Third parties	$8,012,119	$3,616,214	$4,835,016
-- Related parties	26,251	134,138	612,863
	8,038,370	3,750,352	5,447,879

COST OF REVENUES
-- Third parties	(7,337,991)	(2,369,894)	(1,711,225)
-- Related parties	-	(50,908)	(147,298)
	(7,337,991)	(2,420,802)	(1,858,523)

GROSS PROFIT	700,379	1,329,550	3,589,356

OPERATING EXPENSES
Selling expenses	(599,741)	(853,476)	(2,480,974)
General and administrative expenses	(24,344,305)	(7,606,065)	(3,595,701)
Total operating expenses	(24,944,046)	(8,459,541)	(6,076,675)

(LOSS) INCOME FROM OPERATIONS	(24,243,667)	(7,129,991)	(2,487,319)

OTHER INCOME, NET
Other income	1,576,795	92,308	68,905
Other expense	(1,353,845)	(1,054,377)	(18,791)
Total other income, net	222,950	(962,069)	50,114

NET LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(24,020,717)	(8,092,060)	(2,437,205)

Income tax expenses	-	(54,531)	(115,094)

NET LOSS FROM CONTINUING OPRATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	(24,020,717)	(8,146,591)	(2,552,299)

DISCONTINUED OPERATIONS
Net income from discontinued operations	-	(532,698)	4,568
Income tax expenses from discontinued operations	-	-	63
NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS	-	(532,698)	4,631
NET LOSS	(24,020,717)	(8,679,289)	(2,547,668)
Other comprehensive loss
Foreign currency translation loss	32,724	(48,655)	(86,942)

TOTAL COMPREHENSIVE LOSS	$(23,987,993)	$(8,727,944)	$(2,634,610)

Basic and diluted (loss) earnings per share	$(26.92)	$(41.37)	$(114.16)
Weighted average number of common shares outstanding - basic and diluted*	892,314	209,822	22,317

The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024, and 2023

(In USD)

	Class A ordinary shares		Class B ordinary shares		Share subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	Shares*	Amount	Receivables*	capital	reserve	earnings	income (loss)	equity

Balance, December 31, 2022	13,141	$821	6,060	$379	$(1,200)	$114,726	$282,545	$1,563,563	$(138,849)	1,821,985
Adoption of ASC 326	-	-	-	-	-	-	-	55,794	-	55,794
Balance, January 1, 2023	13,141	821	6,060	379	(1,200)	114,726	282,545	1,619,357	(138,849)	1,877,779
Net loss	-	-	-	-	-	-	-	(2,547,668)		(2,547,668)
Capital Contribution	4,400	275	-	-	1,200	8,160,308	-	-	-	8,161,783
Foreign currency translation adjustment	-	-	-	-	-	-	-		(86,942)	(86,942)
Balance, December 31, 2023	17,541	$1,096	6,060	$379	$-	$8,275,034	$282,545	$(928,311)	$(225,791)	$7,404,952
Net loss	-	-	-	-	-	-	-	(8,679,289)	-	(8,679,289)
Capital Contribution	264,356	16,522	-	-	-	35,235,195	-	-	-	35,251,717
Shares issued for equity compensation plan	4,800	300	-	-	-	1,773,000	-	-	-	1,773,300
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(48,655)	(48,655)
Balance, December 31, 2024	286,697	$17,918	6,060	$379	$-	$45,283,229	$282,545	$(9,607,600)	$(274,446)	$35,702,025
Net loss	-		-	-	-	-	-	(24,020,717)	-	(24,020,717)
Capital Contribution	1,592,925	99,559	-	-	-	15,134,703	-	-	-	15,234,262
Shares issued for equity compensation plan	418,743	26,171	52,801	3300	-	3,352,329	-	-	-	3,381,800
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	32,724	32,724
Balance, December 31, 2025	2,298,365	143,648	58,861	3,679	-	63,770,261	282,545	(33,628,317)	(241,722)	30,330,094

The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(In USD)

	2025	2024	2023
Cash flows from operating activities
Net loss	(24,020,717)	(8,679,289)	(2,547,668)
Net loss from discontinued operations	-	(532,698)	4,631
Net loss from continuing operations	$(24,020,717)	$(8,146,591)	(2,552,299)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Provision for doubtful accounts	18,579,941	55,966	72,600
Depreciation and amortization	84,241	89,440	77,522
Finance expenses	1,120,210	74,190	-
Non-cash operating lease expenses	573,593	(211,337)	(188,835)
Loss from the disposal of property and equipment	31,474	(453)	913
Gain on early termination of operating lease contract	-	-	(20,245)
Foreign exchange loss (gain)	(1,569,106)	917,691	(30,101)
Deferred tax expenses (benefit)	-	-	115,094
Share-based compensation expenses	3,381,800	1,773,300	-
Loss from impairment of Goodwill	-	2,973,850	-
Investment income	546,150	-	-
Changes in assets and liabilities
Accounts receivable	(113,095)	(90,673)	(346,253)
Other receivables	394,657	(445,298)	45,983
Prepayments	-	(36,643,771)	(172,358)
Accounts receivable - related party	-	(52,927)	-
Due from related parties	-	20,783	-
Other non-current assets	59,037	(22,873)	3,068
Accounts payable	238,453	181,061	125,178
Accruals and other payables	42,990	193,869	404,747
Deferred revenue	(57,148)	(209,419)	445,771
Accounts payable - related party	(9,880)	(58,162)	147,297
Due to related parties	-	(2,652)	-
Taxes payable	(3,312)	(50,720)	28,609
Operating lease liabilities	(575,367)	212,509	193,783
Net cash used in operating activities, continuing operations	(1,296,079)	(39,442,217)	(1,649,526)
Net cash (used in) provided by operating activities, discontinued operations	-	61,004	3,171
Net cash used in operating activities	(1,296,079)	(39,381,213)	(1,646,355)

Cash flows from investing activities
Purchase of property and equipment	(10,052)	(12,374)	(76,356)
Purchase of intangible assets		(41,589)	(14,907)
Acquisition of subsidiaries		-	(3,971,680)
Proceeds from disposal of subsidiaries	479,965	389,083	-
Net cash provided by (used in) investing activities from continuing operations	469,913	335,120	(4,062,943)
Net cash (used in) provided by investing activities	469,913	335,120	(4,062,943)

Cash flows from financing activities
IPO proceeds net of deferred offering cost	-	-	8,161,783
Due to related parties	273,391	69,486	(388,899)
Proceeds from issuance of convertible notes	797,460	1,951,250	-
Cash paid for stock issuance costs	(600,000)	-	-
Proceeds from capital contribution	11,500,000	35,251,717	-
Net cash provided by financing activities from continuing operations	11,970,851	37,272,453	7,772,884
Net cash provided by financing activities	11,970,851	37,272,453	7,772,884

Effect of exchange rates on cash	(873,229)	(61,330)	(68,791)

Net increase (decrease) in cash and restricted cash	10,271,456	(1,834,970)	1,994,795

Cash and restricted cash at beginning of year	2,814,010	4,648,980	2,654,185

Cash and restricted cash at end of year	$13,085,466	$2,814,010	$4,648,980

Cash at end of year from continuing operations	$13,085,466	$2,814,010	$4,587,026
Restricted cash at end of year from continuing operations	-	-	30,310
Cash at end of year from discontinued operations	-	-	31,644
Cash and restricted cash at end of year	$13,085,466	$2,814,010	$4,648,980

Supplemental disclosure information
Cash paid for income tax	$-	$422	$-
Supplemental disclosure of non-cash financing activities:
Operating lease asset obtained in exchange for operating lease obligation	$-	$338,305	$370,114

The accompanying notes are an integral part of these consolidated financial statements.

TOP KINGWIN LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31 2025 AND 2024

(In USD)

Note 1 - ORGANIZATION AND BUSINESS

Top KingWin Ltd and its consolidated subsidiaries (collectively referred to as the “Group” or the “Company”) primarily provide three main corporate services—corporate business training, corporate consulting, and advisory and transaction services—along with sales of devices to support AI data collection and analysis and sales of robots, to clients in the People’s Republic of China (the “PRC”).

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

The principal subsidiaries through which the Company conducted its business operations as of December 31, 2025 are described below:

Name of Entity	Background	Ownership	Principle activities
Sky Kingwin Ltd	British Virgin Islands (“BVI”) Company	KingWin (100% Hold)	Holding company

SKY KINGWIN (HK) LIMITED	Hong Kong (“HK”) Limited Company	KingWin BVI (100% Hold)	Holding company

Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Jiangsu Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.	The People’s Republic of China (“PRC”) Company	Tiancheng Jinhui (100% Hold)	Corporate consulting, corporate business training, advisory and transaction services

Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (formerly known as “Shenzhen Tomorrow Innovation Core Technology Co., Ltd.”)	The People’s Republic of China (“PRC”) Company	KingWin HK (100% Hold) Incorporated on Aug 19, 2024	Holding company

Guji Technology (Shenzhen) Co., Ltd.	The People’s Republic of China (“PRC”) Company	Shenzhen Tiancheng Chuangxin Technology Co., Ltd. (100% Hold) Acquired on Aug 29, 2024	Sales of devices to support AI data collection and analysis

Top Kingwin Hi Tech lnc.	The United States of America (US) Company	Sky Kingwin Ltd (100% Hold) Incorporated on March 6, 2025	Sales of AI-related software and hardware

Top Kingwin Technology Inc.	The United States of America (US) Company	Top KingWin Ltd. (100% Hold) Incorporated on February 23, 2025	Research, development and manufacturing of AI-related software and hardware

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

Prepayments (including continuing and discontinued operations)

Prepayments primarily consist of the prepayments to the service suppliers for the Company event hosting, planning, and execution. The Company maintains a provision for doubtful accounts to state prepayments at their estimated realizable value based on a variety of factors, including the possibility of releasing the prepayments into service, significant one-time events, and historical experience. As of December 31, 2025 and 2024, no provision for doubtful accounts was recognized in 2024, while an allowance equal to 50% of the gross carrying amount of the relevant prepayments was provided for in 2025.

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

As of December 31, 2025, the Company has one operating lease for office, including an option to renew which is at the Company’s sole discretion. The renewal to extend the lease term is not included in the Company’s ROU assets and operating lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal option, and, when it is reasonably certain of exercise, the Company will include the renewal period in its lease term. New lease modifications result in re-measurement of the ROU assets and operating lease liabilities. The Company’s lease agreement does not contain any material residual value guarantees or material restrictive covenants.

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

The Company recognized no impairment loss of ROU assets as of December 31, 2025 and 2024.

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

Revenues from sales of robots

In 2025, we launched a new business segment selling AI robots. As of December 31, 2025, it recognized $480,000 in revenue from the sale of AI robots. This revenue stemmed from a contract signed on September 22, 2025, by the subsidiary, Top Kingwin Hi Tech Inc., with Walker Times International (Hong Kong) Co., Ltd., covering 10,000 units at $480 each, for total proceeds of $4.8 million. Deliveries began in October 2025. By year-end, 1,000 units had been delivered, representing 10% of the total contracted quantity. Remaining revenue will be recognized upon future delivery.

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

The Company currently generates its revenue from the following table presents revenues by service categories for the year ended December 31, 2025 and 2024, respectively:

	Years ended December 31,
	2025		2024
Service Category	$	% of revenues	$	% of revenues
Advisory and transaction services	122,990	2%	405,308	9%
Corporate business training services	419,788	5%	1,051,870	23%
Corporate consulting services	123,800	2%	484,563	11%
Revenues from sales of devices to support AI data collection and analysis	6,676,426	83%	1,561,467	35%
Revenue from sales of robots	480,000	6%	-	-
Others	215,366	2%	247,144	6%
Total revenues from continuing operations	8,038,370	100%	3,750,352	84%
Total revenues from discontinued operations	-	-%	724,338	16%
Total revenues	8,038,370	100%	4,474,690	100%

Timing of revenue recognition

	For the Years ended December 31,
	2025	2024
Point in Time	$8,038,370	$4,474,690
Over Time	-	-
Total Revenue	$8,038,370	$4,474,690

The major customers which individually contributed more than 10% of total revenue of The Company for the years ended December 31, 2025 and 2024 are listed as below*:

	For the Years ended December 31,
	2025	2024
Customer A	-%	3%
Customer B	-%	17%
Customer C	-%	10%
Customer D	-%	-%

*	For the year ended December 31, 2025, the Company had no customer that individually contributed more than 10% of total revenue.

Advance from clients

Advance from clients is the amount that will be invoiced and recognized as revenue in future periods, at a point in time, when the Company completes its performance obligations.

Changes in advance from clients as follows:

	Years Ended December 31,
	2025	2024	2023

Advance from clients, beginning of the period	$489,523	$626,851	$187,630
Revenue deferred during the period	181,677	485,860	633,483
Recognition of revenue deferred in prior periods	(266,064)	(510,625)	(181,452)
Foreign currency translation adjustment	27,239	(41,495)	(12,810)
Subtotal	432,375	560,591	626,851
Less: advanced from clients of disposal subsidiaries	-	71,068	-
Advance from clients, end of the period	$432,375	$489,523	$626,851

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

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2019 to 2025 are subject to examination by any applicable tax authorities.

Value Added Tax (“VAT”) (including continuing and discontinued operations)

The Company was subject to VAT at the rate of 6% and related surcharges on revenues generated from provided services for the years ended December 31, 2025, 2024 and 2023. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The Company reports revenues net of PRC VAT for all the periods presented in the consolidated statements of (loss) income and comprehensive (loss) income.

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

Translation of amounts from RMB into USD has been made at the following exchange rates from Board of Governors of the Federal Reserve System:

Balance sheet items, except for equity accounts
December 31, 2025	RMB 6.9931 to $1
December 31, 2024	RMB 7.2993 to $1
December 31, 2023	RMB 7.0999 to $1
December 20, 2023	RMB 7.1355 to $1

Statement of income and loss, and cash flows items
For the year ended December 31, 2025	RMB 7.1875 to $1
For the year ended December 31, 2024	RMB 7.1957 to $1
For the year ended December 31, 2023	RMB 7.0809 to $1
For the period from December 20, 2023 to December 31, 2023	RMB 7.1279 to $1

Earnings (loss) Per Share (“EPS”)

The Company computes earnings per share (EPS) in accordance with ASC 260, Earnings per Share (ASC 260). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The Company has no dilutive effect due to net loss as of and for the years ended December 31, 2025, 2024 and 2023.

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

For the years ended December 31, 2025, 2024 and 2023, our segment operating results are consistent with our management’s analysis as described in Item 5.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, this ASU enhances interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. We adopted ASU 2023-07 during the year ended December 31, 2025.

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

The purchase price allocation to assets acquired and liabilities assumed as of the date of acquisition was as follows:

Amounts
Cash acquired	$28,320
Accounts receivable, net	95,422
Prepayments	139,573
Other receivables, net	1,038,207
Property and equipment, net	4,906
Intangible assets, net	7,796
Accounts payable	(161,948)
Accrued expenses and other payables	(126,126)
Goodwill	2,973,850
Total consideration	$4,000,000

Note 4 - Goodwill

The movement of the goodwill for the years ended December 31, 2025, 2024 and 2023 is as follows:

Balance as of January 1, 2023 and December 31, 2022	-
Acquisition of Industrial Insights Consulting LTD	2,973,850
Balance as of December 31, 2023	$2,973,850
Impairment of goodwill in relation to Insights Consulting LTD	(2,973,850)
Balance as of December 31, 2024	$-
Balance as of December 31, 2025	$-

Under ASC 350-20, a goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. The Company performed goodwill impairment test at the reporting unit level on an annual basis and between annual tests when an event occurs or circumstances change indicating the asset might be impaired.

After the business combination, the Company has two reporting units. The Company performed qualitative assessments, evaluating all relevant factors in their totality per ASC 350-20, since the financial performance and sales revenue from consulting services provided by Industrial Insights Consulting LTD and its subsidiaries had fallen short of expectations. This assessment indicated that the fair value of the reporting unit was lower than its carrying value. The impairment loss on goodwill for the years ended December 31, 2025, 2024, and 2023 was nil, $2,973,850 and nil, respectively.

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

Revenue and expenses related to all discontinued operations are detailed in the table below in US dollars:

	Year ended Dec 31, 2025		Year ended Dec 31, 2024
	$		$
Revenue		-		724,338
Cost of revenue		-		(752,831)
Selling expenses		-		(61,243)
General and administrative expenses		-		(265,473)
Other (expenses) income		-		(989)
Loss from disposal of discontinued operations		-		(176,500)
Income tax (expenses) benefit from continuing operations		-		-
Results of discontinued operations		-		(532,698)

Note 6 - ACCOUNTS RECEIVABLE, NET

Accounts receivable consists of the following:

	December 31, 2025	December 31, 2024

Accounts receivable	$820,351	$962,886
Less: provision for credit loss	54,024	315,423
Subtotal	766,327	647,463
Less: Accounts receivables, net from discontinued operations	-	181,596
Account receivables, net	$766,327	$465,867

The following table sets forth the movement of provision for doubtful accounts:

	December 31, 2025	December 31, 2024

Beginning	$186,589	$218,775
Additions/ Recovery	(114,667)	(26,209)
Exchange rate difference	(17,898)	(5,977)
Balance	$54,024	$186,589

Note 7 - PREPAYMENTS

Prepayments consist of the following:

	December 31, 2025	December 31, 2024
Prepayments for the services cost	$29,189	$11,151
Prepayments for the hardware devices	38,428,594	36,816,544
Less: Provision for credit loss	(19,214,297)	-
Prepayments for the services cost from discontinued operations	-	(4,218)
Total Prepayments for the services cost	19,243,486	36,831,913

Note 8 - OTHER RECEIVABLES

Other receivables consist of the following:

	December 31, 2025	December 31, 2024
Prepaid taxes	$12,599	$6,151
Others	129,560	128,511
Proceeds from disposal of subsidiaries	-	480,000
Subtotal	142,159	614,662
Less: other receivable from discontinued operations	-	28,507
Total other receivable	$142,159	$586,155

Note 9 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31, 2025	December 31, 2024

Leasehold improvement	$-	$243,347
Vehicle	67,503	25,735
Office equipment	28,652	136,446
Electronic equipment	53,177	38,394
Less: Accumulated depreciation	121,769	301,960
Subtotal	27,563	141,962
Less: property and equipment, net from discontinued operations	-	4,356
Property and equipment, net	$27,563	$137,606

The depreciation expenses for the year ended December 31, 2025 was $76,324. For the years ended December 31, 2024 and 2023 for the continuing and discontinued operations, depreciation expenses amounted to $81,891 and $71,590.

Note 10 - INTANGIBLE ASSETS, NET

Intangible assets, net, consist of the following:

	December 31, 2025	December 31, 2024

Copyrights	$2,666	$2,554
Patents	-	6,507
Trademarks	21,164	20,276
Software	60,095	57,575
Less: Accumulated amortization	25,957	17,072
Subtotal	57,968	69,840
Less: Intangible assets, net from discontinued operations	-	6,507
Intangible assets, net	$57,968	$63,333

The amortization expenses for the year ended December 31, 2025 was $7,917. For the years ended December 31, 2024 and 2023 for the continuing and discontinued operations, amortization expenses amount to $9,821 and $6,020 respectively.

Note 11 - OTHER NON-CURRENT ASSETS

Other non-current assets consist of the following:

	December 31, 2025	December 31, 2024

Deposits for operating lease	$-	$59,037

Note 12 - ACCRUALS AND OTHER PAYABLES

Accruals and other payables consist of the following:

	December 31, 2025	December 31, 2024

Salary payable	$555,136	$764,758
Others	960,960	1,285,163
Subtotal	1,516,096	2,049,921
Less: Accruals and other payables from discontinued operations	-	70,812
Total accruals and other payables	$1,516,096	$1,979,109

Note 13 - RELATED PARTY BALANCES AND TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Company in 2025 and 2024 consisted of:

Related Parties	Relationship with the Company
Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”)	The former shareholder of Tiancheng Jinhui from June 18, 2020 to June 30, 2022. And as of December 31, 2024, Mr. Ruilin Xu still holds 48.51% equity interest in Guangzhou Tiancheng Capital Management Group Co., Ltd. (“Tiancheng Capital”). The Company provided advisory and transaction services for Tiancheng Capital.

Mr. Ruilin Xu	The Company’s Chief Executive Officer and director, paid certain professional fees or salaries on behalf of the company.

Mr. Siqi Cao	The Company’s director, paid certain professional fees on behalf of the Company.

Shenzhen CIC Consulting Co., Ltd.	Mr. Zhiliang Hu holds 30% equity interest in Shenzhen Zhongtou Business Consulting Co., Ltd.

Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co.,Ltd.

Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd. Additionally, Ms. Xiaohuang Hong holds a 50% equity interest in Shenzhen Qianhai Jingwei Wisdom Investment Consultant Co., Ltd.

Shenzhen Zhongtou Industrial Planning & Consulting Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Planning & Consulting Co.

Shenzhen Zhongtou Big Data Technology Co.,Ltd.	Both Mr. Zhiliang Hu and Ms. Xiaohuang Hong each hold a 50% equity interest in Shenzhen Zhongtou Big Data Technology Co., Ltd.

Ms. Li Qian	Ms. Li Qian is the spouse of Mr. Zhiliang Hu.

Shenzhen Zhongtou Industrial Treasure Network Co.,Ltd.	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Industrial Treasure Network Co.

Mr. Zhiliang Hu	Mr. Zhiliang Hu holds 50% equity interest in Shenzhen Zhongtou Shunshi Investment Management Co., Ltd.

Shaanxi Tiancheng Jinhui Investment Co., Ltd. (Formally known as “Shaanxi Tiancheng Enterprise Management Consulting Co., Ltd.”)	Shaanxi Tiancheng Jinhui Investment Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 52% equity interest in the party until December 8, 2021.

Guangzhou Tianyi Technology Co., Ltd. (Formally known as “Tiancheng New Retail Investment Holding (Guangdong) Co., Ltd.”)	Guangzhou Tianyi Technology Co., Ltd. is one of the Company’s suppliers, and Tiancheng Capital holds 51% equity interest in the party since March 3, 2020.

1) Related party balances

As of December 31, 2025 and 2024

	December 31, 2025	December 31, 2024
Accounts payable-related party
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$7,793	$17,673

Due from related parties*
Shenzhen CIC Consulting Co., Ltd.	$-	$217,651
Shenzhen Zhongtou Shunshi Investment Management Co.	-	113,801
Shenzhen Zhongtou Big Data Technology Co.	-	25,441
Shenzhen Zhongtou Industrial Treasure Network Co.	-	40,086
Mr. Zhiliang Hu	-	11,646
Subtotal	-	408,625
Less: Total due from related parties from discontinued operations	-	408,625
Total due from related parties	$-	$-

Due to related parties*
Mr. Ruilin Xu (the Company’s Chief Executive Officer)	$30,173	$28,907
Infinity worldwide holding ltd	120,674	120,674
Guangzhou Tiancheng Capital Management Group Co., Ltd.	71,499	68,500
Mr. Zhiliang Hu	-	616
Subtotal	222,346	218,697
Less: Total due to related parties from discontinued operations	-	616
Total due to related parties	$222,346	$218,081

*	The above balances are due on demand, interest-free and unsecured. The Company used the funds for its operations.

2) Related party transactions

For the years ended December 31, 2025, 2024 and 2023

Name of related parties	December 31, 2025	December 31, 2024	December 31, 2023
Revenues
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$26,251	$134,138	$612,863
Total revenues	26,251	$134,138	$612,863

Cost of revenues from continuing operations
Guangzhou Tiancheng Capital Management Group Co., Ltd.	$-	$147,298	$147,298
Total cost of revenues from continuing operations	$-	$147,298	$147,298
Cost of revenues from discontinued operations
Shenzhen Zhongtou Industrial Economic Consulting Co., Ltd.	$-	$104,880	$-
Shenzhen Zhongtou Industry Research Institute Co., Ltd.	-	207,575	-
Shenzhen Zhongtou Business Consulting Co., Ltd.	-	440,376	-
Total cost of revenues from discontinued operations	-	752,831	-

*	The revenue from Guangzhou Tiancheng Capital Management Group Co., Ltd arises from advisory and transaction services. Revenues from these services consist of fees associated with private fundraising transactions, which are recognized on a net basis.

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

PRC

The Company is subject to PRC Enterprise Income Tax Laws (“EIT Laws”) with the statutory income tax rate of 25 % with the following exceptions for the years ended December 31, 2025, 2024 and 2023.

On January 17, 2019, the State Taxation Administration issues the notice on the scope of small-scale and low-profit corporate income tax preferential policies of the Ministry of Finance and the State Administration of Taxation, 2019 No. 13 for small-scale and low-profit enterprises whose annual taxable income is less than RMB 1,000,000 (including RMB1,000,000), their income is reduced by 25% to the taxable income, and enterprise income tax is paid at 20% tax rate, which is essentially resulting in a favorable income tax rate of 5%. While the portion of annual taxable income exceeding RMB 1,000,000, but not more than RMB 3,000,000, which is essentially resulting in a favorable income tax rate of 10%. The qualifications of small-scale and low-profit enterprises were examined annually by the Tax Bureau. Tiancheng Jinhui was eligible to enjoy a preferential tax rate of 10% for the year ended December 31, 2025.

Significant components of the income tax expense (benefit) consisted of the following for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Current income tax expenses (benefit)
PRC	$-	$187,706	-
Hong Kong	-	-	-
Others	-	-	-
Deferred income tax expenses (benefit)
PRC	-	-	115,094
Hong Kong	-	-	-
Others	-	-	-
Total income tax from continuing operations	-	187,706	115,094
Current income tax (benefit) expenses			-
PRC	-	(133,175)	(62
Hong Kong		-	-
Others		-	-
Deferred income tax (benefit) expenses
PRC	-	-	(1)
Hong Kong	-	-	-
Others	-	-	-
Total income tax from discontinued operations	-	(133,175)	(63)
Total income tax expenses (benefit)	$-	$54,531	115,031

(Loss) income before income taxes is attributable to the following geographic locations for the years ended December 31,2025, 2024 and 2023:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Cayman Islands	$(4,224,727)	$(3,091,010)	(1,531,561)
BVI	(4,610)	(4,201)	(2,104)
Hong Kong	(4,483)	(14,469)	(1,708)
PRC	(20,054,222)	(1,090,839)	(901,830)
US	267,325	-	-
Less: intercompany transactions	-	3,891,541	-
Total (Loss) / Income before Income Taxes from continuing operations	(24,020,717)	(8,092,060)	(2,437,203)
Cayman Islands	-	-	-
BVI	-	-	-
Hong Kong	-	-	-
PRC	-	(532,698)	4,568
Less: intercompany transactions	-	-	-
Total (Loss) / Income before Income Taxes from discontinued operations	-	(532,698)	4,568
Total (Loss) / Income before Income Taxes	$(24,020,717)	$(8,624,758)	(2,432,637)

The following table presents a reconciliation of the differences between the statutory income tax and the Company’s effective income tax for the years ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	%	%	%
Net loss before income tax	$(24,020,717)	$(8,092,060)	(2,437,205)
Statutory income tax rate of the PRC	25%	25%	25%
Income tax computed at PRC tax rate from continuing operations	(6,005,179)	(2,023,015)	(609,301)

Net (loss) / income before income tax	$-	$(532,698)	4,568
Statutory income tax rate of the PRC	25%	25%	25%
Income tax computed at PRC tax rate from discontinued operations	-	(133,175)	1,142
Total income tax computed at PRC tax rate	(6,005,179)	(2,156,190)	(608,159)

Reconciling items

Effect of different tax rates of subsidiary operating in other jurisdiction	2,195,509	1,582,100	383,710
Non-deductible (benefit) expenses	591	(432)	3,560
Utilization of prior year losses	(6,976)	-	-
Effect of deductible temporary differences or deductible losses for which no deferred tax assets are recognized for the year	3,816,055	629,053	337,125
Income tax expenses (benefit) from continuing operations	-	187,706	115,094

Effective tax rate from continuing operations	-%	(2.3)%	(4.7)%

Effect of different tax rates of subsidiary operating in other jurisdiction	-	(8,388)	-
Non-deductible expenses (benefit)		-	-
Effect of deductible temporary differences or deductible losses for which no deferred tax assets are recognized for the year	-	8,388	(1,205)
Income tax (benefit) expenses from discontinued operations	-	(133,175)	(63)

Effective tax rate from discontinued operations	-%	25%	(1.4)
Total effective tax rate	-%	(0.6)%	4.7%

Tax payable as of December 31, 2025 and 2024:

	As of December 31, 2025	As of December 31, 2024
Value added tax payable	$8,954	$11,333
Income tax receivable	-	-
Other tax payable	2,392	3,325
Total taxes payable from continuing operations	11,346	14,658
Value added tax payable	-	1,577
Income tax receivable	-	(12)
Other tax payable	-	227
Total taxes payable from discontinued operations	-	1,792
Total taxes payable	$11,346	$16,450

Net Operating Loss Carry Forward:

Location	As of December 31, 2025	As of December 31, 2024
PRC*	$22,770,488	$2,688,670
BVI	4,610	4,201
Cayman	4,224,727	3,091,010
Hong Kong*	20,732	16,249
Total NOL Carryforwards from continuing operations	27,020,557	5,800,130
PRC*	-	532,698
BVI	-	-
Cayman	-	-
Hong Kong*	-	-
Total NOL Carryforwards from discontinued operations	-	532,698

*	The net operating loss of the PRC subsidiary incurred in the amount of $2,688,670 for the year 2024 will expire if unused by December 31, 2028. Additionally, the net operating loss of $27,020,557 incurred by the PRC subsidiary will expire if unused by December 31, 2029.

Companies incorporated in the Cayman Islands and the British Virgin Islands (BVI) are not subject to corporate income tax obligations.

*	Losses made in an accounting year are to be carried forward and set off against future profits of that trade but a corporation carrying on more than one trade may have losses in one trade offset against profits of the other. For gains or losses which are subject to concessionary tax rate, there are special provisions on the adjustment of losses between concessionary trading activities and normal trading activities.

(c) Uncertain tax positions

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2025, 2024 and 2023, the Company had no unrecognized tax benefits.

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

Note 15 - CHINA CONTRIBUTION PLAN

The Company participates in a government-mandated multi-employer defined contribution plan pursuant to which certain retirement, and medical and other welfare benefits are provided to employees. Chinese labor regulations require the Company to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; and the Company has no further commitments beyond their monthly contributions. For the years ended December 31, 2025, 2024 and 2023, the Company contributed a total of $621,311, $533,622 and $480,673, respectively, to these funds.

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

On August 1, 2025, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non-U.S. investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 26,136,363 of its class A ordinary shares, par value $0.0025 each (the “Class A Ordinary Shares”), for gross proceeds of approximately $11.5 million. (the “Offering”).The Purchasers represented that they are “non-U.S. persons” as defined in the Regulation S promulgated under the Securities Act of 1933, as amended, (the “Regulation S”). The parties to the SPA have each made customary representations, warranties and covenants. The Shares are expected to be issued to Purchasers on or about August 5, 2025, upon satisfaction of all closing conditions. The issuance of the Class A Ordinary Shares will be in reliance on the exemption from registration provided by the Regulation S. As such, the Company has issued totaling 26,136,363 Class A ordinary shares in August 2025.

The Company completed a 25-for-1 share consolidation of its Class A and Class B ordinary shares on May 5, 2025 and September 8, 2025, respectively.

On December 31, 2025, the Company had 2,298,365 Class A Ordinary Shares and 58,861 Class B Ordinary Shares, issued and outstanding, respectively.

Holders of Class A Ordinary Shares and Class B Ordinary Shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to forty (40) votes. The Class A Ordinary Shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B Ordinary Shares will be automatically and immediately convertible into Class A Ordinary Shares on a one-to-one basis.

The Company’s authorized share capital is $31,250,000, divided into 50,000,000,000 ordinary shares consisting of 40,000,000,000 Class A Ordinary Shares and 10,000,000,000 Class B Ordinary Shares, par value $0.0625 per share.

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

As of December 31,2025, and 2024, the balances of the statutory reserves were $282,545 and $282,545, respectively.

Note 17 - OPERATING LEASE

The Company has operating lease for its office facility. The lease for the year ended December 31, 2025 is located at 15N, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China,which consists of approximately 136.65 square meters.

In the year 2022, the company changed the leased property address to Room 1302-1305, Building 25, Tianan Headquarters Central Road, 555, Panyu Avenue North, Donghuan Street, Panyu District and 1,451.04 square meters on December 9, 2021. The renewed lease has a term starting from December 9, 2021 and ending by October 8, 2025. The lease deposit increased to $28,963 without any rent-free period. In June 2022, the Company signed a new lease agreement for its office space located at Room 1301.01 and 1301.02, Building 25, Tianan Headquarters Central Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. The office space covers an area of about 345.22 square meters. In the year 2024, the company renewed two lease contracts with Guangzhou Panyu Energy Saving Science Park Development Co., Ltd., located at Room 1301-1, 1301-2 (345.22 square meters) and Room 1302-1305 (1451.04 square meters), Building 25, Tianan Headquarters Center Road, No. 555 Panyu Avenue North, Donghuan Street, Panyu District. In the year 2025, the company terminated two lease contracts and vacated the leased properties.

Due to the incorporation of Guji Technology (Shenzhen) Co., Ltd. in the year 2024, the company have leased the 32H, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China for office purposes. In this year, the company terminated the original lease contract and signed a new lease agreement for its office space located at 15N, Block B, Zhongzhou Holding Financial Center, Intersection of Houhai Avenue and Haide 1st Road, Shenzhen, China. The new lease has a term starting from January 1, 2026 and ending by June 15, a lease term of less than 12 months.

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

The following table provides a summary of leases by balance sheet location as of December 31, 2025 and 2024:

Assets/Liabilities	December 31, 2025	December 31, 2024
Assets
Operating lease right-of-use assets	$-	$564,808

Liabilities
Operating lease liability - current	$-	$284,100
Operating lease liability - non-current	-	282,454
Total lease liabilities	$-	$566,554

The operating lease expenses for the years ended December 31, 2025 and 2024 were as follows:

Lease Cost	Classification	December 31, 2025	December 31, 2024
Operating lease cost	General and administrative expenses	$335,587	$140,055

Lease Term and Discount Rate	December 31, 2024
Weighted-average remaining lease term (years)
Operating leases	1.95

Weighted-average discount rate (%)
Operating leases	8%

Note 18 - CONCENTRATIONS AND CREDIT RISK

(a) Concentrations

In the year ended December 31, 2025, no third-party client accounted for more than 10% of the Company’s revenues, respectively. In the year ended December 31, 2024, one third-party client accounted for 17% of the Company’s revenues. No other client accounted for more than 10% of the Company’s revenues for the years ended December 31, 2024.

As of December 31, 2025, two third-party clients accounted for 59%,32% of the Company’s accounts receivable, respectively. As of December 31, 2024, two third-party clients accounted for 41%,17% of the Company’s accounts receivable, respectively. No other client accounted for more than 10% of the Company’s accounts receivable as of ended December 31, 2025 and 2024.

As of December 31, 2025, two third-party suppliers accounted for 47% and 32% of the Company’s accounts payable, respectively. As of December 31, 2024, three third-party suppliers accounted for 44%, 13%, 13% of the Company’s accounts payable, respectively. No other supplier accounted for over 10% of the Company’s accounts payable as of ended December 31, 2025 and 2024.

(b) Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash. As of December 31, 2025, substantially all of the Company’s cash was held at Erasl Bank, which is licensed to operate by the Saudi Central Bank, and which management believes is of medium credit quality.

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

Note 19 - COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Company had no commitments or contingencies.

Note 20 - SHARE BASED PAYMENTS

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

The Corporation’s 2025 Equity Incentive Plan was formally adopted on August 12, 2025, with the objectives of fostering long-term corporate success, attracting and retaining high-caliber personnel, and aligning the interests of employees with those of the shareholders. The Plan encompasses a variety of equity grant options. In March 2025, under this scheme, a total of 1,365,748 Class A Ordinary Shares and 37,955 Class B Ordinary Shares were granted to 28 employees. 284,481 Class A Ordinary Shares and 37,955 Class B Ordinary Shares were vested on June 17, 2025 and the exercise price was $0.1897 per share on March 31, 2025. 1,081,267 Class A Ordinary Shares were vested on November 27, 2025 and the exercise price was $0.1897 per share on March 31, 2025. In September 2025, a total of 364,101 Class A Ordinary Shares and 51,282 Class B Ordinary Shares were granted to 21 employees and vested on November 27, 2025 and the exercise price was $3.5100 per share on September 30, 2025. The expense recognized for share-based compensation for the year ended December 31, 2025, amounted to $3,381,800.

Note 21 - LOSS PER SHARE

The computation of the Company’s basic and diluted net (loss) / profit per share is as follows:

	For the year ended December 31, 2025	For the year ended December 31, 2024	For the year ended December 31, 2023
Numerator:
Net loss-continuing operations	$(24,020,717)	$(8,146,591)	$(2,552,299)
Net loss / profit – discontinued operations	-	(532,698)	4,631
Total net loss	(24,020,717)	(8,679,289)	(2,547,668)

Denominator:
Weighted-average shares outstanding-Basic	892,314	209,822	22,317
Weighted-average shares outstanding-Diluted	892,314	209,822	22,317
Loss per share-continuing operations
-Basic & diluted earnings per share	$(26.92)	$(41.37)	$(114.16)

Note 22 - SUBSEQUENT EVENT

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.